Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

KB Financial Group Inc. and Subsidiaries

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion

We have audited the accompanying consolidated financial statements of KB Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting for consolidation purposes as of December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 6, 2026 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Allowance for expected credit losses on loans measured at amortized cost

As described in Note 10 to the consolidated financial statements, loans measured at amortized cost amount to ~~W~~497,384,240 million, with allowances for credit losses of ~~W~~5,406,196 million as of December 31, 2025. The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that require management’s estimates and judgments.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses of loans measured at amortized cost is a key audit matter are: (i) there was significant judgement by management in determining the allowance, which in turn led to a high degree of auditor subjectivity in performing procedures related to the impairment models, key assumptions, such as probability of default, loss given default, credit risk ratings and determination of the forward-looking information and the expected future cash flows related to individual exposures; (ii) there was significant judgement and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowance; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Our audit procedures to address the Key Audit Matter included the following:

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowance for credit losses. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to estimate the allowance for credit losses including evaluating the appropriateness of methodology and models, and evaluating the reasonableness of key assumptions and the accuracy of the inputs used in the impairment models, such as probability of default, loss given default and credit risk ratings and determination of the forward-looking information. When evaluating the impairment models using probability of default and loss given default and the forward-looking information, we assessed their reasonableness and accuracy against external data and economic events that have occurred. We also assessed the reasonableness and the accuracy of borrower credit risk ratings and expected future cash flows related to individually assessed exposures.

Loss ratio assumptions used to estimate fulfilment cash flows of insurance contracts

As described in Note 38 to the consolidated financial statements, the net book value of the liability for remaining coverage was ~~W~~50,330,602 million, which is presented as insurance contract liabilities, reinsurance contract liabilities, insurance contract assets, and reinsurance contract assets in the consolidated statement of financial position as of December 31, 2025. As described in Notes 2 and 3, the Group estimates future cash flows using various actuarial assumptions as inputs. Among the actuarial assumptions, the calculation of loss ratio assumptions includes various and complex inputs, including historical data, and management’s estimates and judgement.

The principal considerations for our determination that performing procedures relating to the loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts is a key audit matter are: (i) there was significant judgement by management in determining the loss ratio, which in turn led to a high degree of auditor subjectivity in performing procedures related to the estimation fulfilment cash flows of the insurance contracts; (ii) there was significant judgement and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the loss ratio; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Our audit procedures to address the Key Audit Matter included the following:

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to evaluate the reasonableness and accuracy of the loss ratio assumption by performing recalculations and other procedures, and test the accuracy and completeness of the historical data used in management’s estimates by reconciling the data to supporting documents.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Hee-Won Seo, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2026

This report is effective as at March 6, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(in millions of Korean won)

	Notes	December 31, 2025		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	34,776,877	~~W~~	29,869,111
Financial assets at fair value through profit or loss	4,6,8,12		89,862,530		79,450,093
Derivative financial assets	4,6,9		8,178,056		11,730,767
Loans measured at amortized cost	4,6,10,11		491,978,044		472,071,840
Financial investments	4,6,8,12		134,986,677		131,009,464
Investments in associates and joint ventures	13		1,137,184		947,390
Insurance contract assets	38		271,152		276,191
Reinsurance contract assets	38		1,515,854		1,497,147
Property and equipment	14		5,133,801		5,390,015
Investment property	14		3,224,180		3,759,176
Intangible assets	15		1,609,427		1,966,684
Net defined benefit assets	25		353,366		258,500
Current income tax assets			388,589		339,855
Deferred income tax assets	17,34		193,034		278,824
Assets held for sale	18		174,919		136,838
Assets of disposal groups classified as held for sale	18		94,215		—
Other assets	4,6,19		24,045,128		18,863,637

Total assets		~~W~~	797,923,033	~~W~~	757,845,532

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	11,320,590	~~W~~	10,720,231
Derivative financial liabilities	4,6,9		8,234,289		11,783,494
Deposits	4,6,21		462,397,026		435,687,897
Borrowings	4,6,22		70,728,396		68,077,012
Debentures	4,6,23		80,049,270		76,171,257
Insurance contract liabilities	38		56,790,030		55,863,701
Reinsurance contract liabilities	38		59,648		56,266
Provisions	24		1,264,390		927,632
Net defined benefit liabilities	25		100,088		100,187
Current income tax liabilities			610,484		530,720
Deferred income tax liabilities	17,34		1,819,080		1,682,292
Liabilities included in disposal groups as held for sale	18		68,290		—
Other liabilities	4,6,26		43,651,463		36,429,662

Total liabilities			737,093,044		698,030,351

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,359,388		5,082,578
Capital surplus			16,633,518		16,646,734
Accumulated other comprehensive income	36		(467,456)		496,922
Retained earnings			38,333,741		34,808,220
Treasury shares			(1,901,538)		(1,236,060)

Equity attributable to shareholders of the Parent Company	27		59,048,211		57,888,952
Non-controlling interests			1,781,778		1,926,229

Total equity			60,829,989		59,815,181

Total liabilities and equity		~~W~~	797,923,033	~~W~~	757,845,532

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(in millions of Korean won, except per share amounts)	Notes	2025		2024
Interest income		~~W~~	29,156,100	~~W~~	30,491,385
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			27,682,743		29,001,556
Interest income from financial instruments at fair value through profit or loss			1,436,152		1,458,512
Insurance finance interest income			37,205		31,317
Interest expense			(16,083,007)		(17,664,671)
Interest expense			(14,578,519)		(16,186,914)
Insurance finance interest expense			(1,504,488)		(1,477,757)

Net interest income	5,28		13,073,093		12,826,714

Fee and commission income			5,773,521		5,481,843
Fee and commission expense			(1,675,234)		(1,632,216)

Net fee and commission income	5,29		4,098,287		3,849,627

Insurance income			12,376,546		11,456,191
Insurance income			11,651,881		11,017,155
Reinsurance income			724,665		439,036
Insurance expense			(11,073,173)		(9,806,430)
Insurance service expense			(10,213,199)		(8,884,168)
Reinsurance expense			(859,974)		(922,262)

Net insurance income	5,38		1,303,373		1,649,761

Net gains on financial instruments at fair value through profit or loss	5,30		3,380,205		1,012,081

Other insurance finance expenses	38		(1,026,721)		(437,001)

Net other operating expenses	5,31		(2,883,075)		(1,873,011)

General and administrative expenses	5,32		(7,064,573)		(6,938,624)

Operating income before provision for credit losses	5		10,880,589		10,089,547

Provision for credit losses	5,7,11,12,19,24		(2,362,878)		(2,044,286)

Net operating income			8,517,711		8,045,261

Share of profit (loss) of investments in associates and joint ventures	13		26,852		(16,884)
Net other non-operating expenses	33		(361,417)		(1,043,130)

Net non-operating expenses			(334,565)		(1,060,014)

Profit before income tax expense			8,183,146		6,985,247

Income tax expense	34		(2,342,431)		(1,956,641)

Profit for the year	5		5,840,715		5,028,606

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2025		2024
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25		28,017		(85,375)
Gains (losses) on equity securities at fair value through other comprehensive income			124,513		(254,864)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(3,222)		(5,514)

			149,308		(345,753)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(28,814)		582,872
Gains (losses) on debt securities at fair value through other comprehensive income			(1,992,733)		1,468,299
Share of other comprehensive income (loss) of associates and joint ventures			2,018		165
Gains (losses) on cash flow hedging instruments	9		(289,508)		34,741
Gains (losses) on hedging instruments of net investments in foreign operations	9		39,631		(186,708)
Insurance finance income (expense)	38		1,159,681		(3,176,328)

			(1,109,725)		(1,276,959)

Other comprehensive income (loss) for the year, net of tax			(960,417)		(1,622,712)

Total comprehensive income (loss) for the year		~~W~~	4,880,298	~~W~~	3,405,894

Profit (loss) attributable to:	5
Shareholders of the Parent Company		~~W~~	5,833,162	~~W~~	5,078,221
Non-controlling interests			7,553		(49,615)

		~~W~~	5,840,715	~~W~~	5,028,606

Total comprehensive income (loss) for the year attributable to:
Shareholders of the Parent Company		~~W~~	4,878,528	~~W~~	3,419,852
Non-controlling interests			1,770		(13,958)

		~~W~~	4,880,298	~~W~~	3,405,894

Earnings per share (in Korean won)	37
Basic earnings per share		~~W~~	15,410	~~W~~	12,880
Diluted earnings per share			15,261		12,726

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,600	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,190

Comprehensive income for the year
Profit for the year		—		—		—		—		5,078,221		—		(49,615)		5,028,606
Remeasurements of net defined benefit liabilities		—		—		—		(85,946)		—		—		571		(85,375)
Currency translation differences		—		—		—		547,337		—		—		35,535		582,872
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,216,509		(2,647)		—		(427)		1,213,435
Share of other comprehensive income of associates and joint ventures		—		—		—		165		—		—		—		165
Gains (losses) on cash flow hedging instruments		—		—		—		34,763		—		—		(22)		34,741
Losses on hedging instruments of net investments in foreign operations		—		—		—		(186,708)		—		—		—		(186,708)
Insurance finance expenses		—		—		—		(3,176,328)		—		—		—		(3,176,328)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(5,514)		—		—		—		(5,514)

Total comprehensive income for the year		—		—		—		(1,655,722)		5,075,574		—		(13,958)		3,405,894

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(899,971)		—		—		(899,971)
Issuance of hybrid securities		—		399,059		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities		—		—		—		—		(199,800)		—		(77,162)		(276,962)
Redemption of hybrid securities		—		(349,284)		—		—		—		—		(659,866)		(1,009,150)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		—		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		234,600		—		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		12,198		12,198
Others		—		—		(5,157)		—		—		—		(34,806)		(39,963)

Total transactions with shareholders		—		49,775		(1,182)		—		(2,201,954)		(70,223)		(3,319)		(2,226,903)

Balance as of December 31, 2024	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the year
Profit for the year		—		—		—		—		5,833,162		—		7,553		5,840,715
Remeasurements of net defined benefit liabilities		—		—		—		28,615		—		—		(598)		28,017
Currency translation differences		—		—		—		(47,362)		—		—		18,548		(28,814)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(1,877,909)		9,744		—		(55)		(1,868,220)
Share of other comprehensive income of associates and joint ventures		—		—		—		2,018		—		—		—		2,018
Losses on cash flow hedging instruments		—		—		—		(265,830)		—		—		(23,678)		(289,508)
Gains on hedging instruments of net investments in foreign operations		—		—		—		39,631		—		—		—		39,631
Insurance finance expenses		—		—		—		1,159,681		—		—		—		1,159,681
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(3,222)		—		—		—		(3,222)

Total comprehensive income for the year		—		—		—		(964,378)		5,842,906		—		1,770		4,880,298

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(298,285)		—		—		(298,285)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(1,004,006)		—		—		(1,004,006)
Issuance of hybrid securities		—		404,028		—		—		—		—		—		404,028
Dividends on hybrid securities		—		—		—		—		(202,392)		—		(102,549)		(304,941)
Redemption of hybrid securities		—		(1,127,218)		—		—		—		—		—		(1,127,218)
Acquisition of treasury shares		—		—		—		—		—		(1,480,000)		—		(1,480,000)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—		—
Ownership changes in subsidiaries		—		—		(10,401)		—		—		—		(22,070)		(32,471)
Others		—		—		(2,815)		—		1,820		—		(21,602)		(22,597)

Total transactions with shareholders		—		(723,190)		(13,216)		—		(2,317,385)		(665,478)		(146,221)		(3,865,490)

Balance as of December 31, 2025	~~W~~	2,090,558	~~W~~	4,359,388	~~W~~	16,633,518	~~W~~	(467,456)	~~W~~	38,333,741	~~W~~	(1,901,538)	~~W~~	1,781,778	~~W~~	60,829,989

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(in millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Profit for the year		~~W~~	5,840,715	~~W~~	5,028,606

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(2,246,763)		29,212
Net gains (losses) on derivative financial instruments for hedging purposes			61,260		168,387
Provision for credit losses			2,362,878		2,044,286
Net gains (losses) on financial investments			(100,042)		103,986
Share of profit (losses) of associates and joint ventures			(26,852)		16,884
Depreciation and amortization expense			914,686		916,295
Other net gains (losses) on property and equipment/intangible assets			(152,580)		145,164
Share-based payments			153,882		140,453
Post-employment benefits			192,787		177,481
Net interest expense			250,558		6,122
Losses on foreign currency translation			730,732		620,754
Insurance finance income			(10,823,339)		(10,922,966)
Reinsurance finance expense			1,241,676		1,659,880
Other expenses			860,422		793,690

			(6,580,695)		(4,100,372)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(7,550,760)		(700,633)
Derivative financial instruments			2,162		(207,969)
Loans measured at fair value through other comprehensive income			(548,985)		(646,377)
Loans measured at amortized cost			(23,368,272)		(27,515,988)
Current income tax assets			(48,734)		(95,539)
Deferred income tax assets			83,410		5,201
Other assets			(9,035,662)		1,393,446
Financial liabilities at fair value through profit or loss			(58,243)		(183,609)
Deposits			23,150,126		23,821,056
Current income tax liabilities			79,765		385,385
Deferred income tax liabilities			354,843		367,748
Other liabilities			5,483,916		(4,948,829)
Insurance contract assets			5,039		(46,550)
Reinsurance contract assets			(1,258,024)		(1,498,923)
Insurance contract liabilities			13,387,533		11,807,838
Reinsurance contract liabilities			(2,261)		49,018
Investment contract liabilities			4,290,505		1,106,677

			4,966,358		3,091,952

Net cash inflow from operating activities			4,226,378		4,020,186

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024 (cont’d)

(in millions of Korean won)	Notes	2025		2024
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(125,312)	(44,552)
Disposal of financial asset at fair value through profit or loss			24,532,395	15,648,112
Acquisition of financial asset at fair value through profit or loss			(25,180,947)	(16,365,119)
Disposal of financial investments			52,496,175	45,225,323
Acquisition of financial investments			(57,231,392)	(47,328,121)
Disposal of investments in associates and joint ventures			257,829	98,497
Acquisition of investments in associates and joint ventures			(419,661)	(339,469)
Disposal of property and equipment			91,927	18,616
Acquisition of property and equipment			(333,440)	(337,178)
Disposal of investment property			675,864	264,948
Acquisition of investment property			(183,503)	(88,756)
Disposal of intangible assets			11,702	21,073
Acquisition of intangible assets			(221,529)	(289,731)
Net cash flows from changes in ownership of subsidiaries			(264,868)	88,528
Others			356,861	(397,226)

Net cash outflow from investing activities			(5,537,899)	(3,825,055)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(276,837)	(216,883)
Net Increase (decrease) in borrowings			3,844,056	(4,358,474)
Increase in debentures			93,229,857	86,031,647
Decrease in debentures			(89,470,531)	(80,848,086)
Increase in other payables to trust accounts			2,905,896	89,900
Dividends paid			(1,302,291)	(1,486,978)
Issuance of hybrid securities			404,028	399,059
Redemption of hybrid securities			(1,130,000)	(350,000)
Dividends paid on hybrid securities			(202,392)	(199,800)
Acquisition of treasury shares			(1,480,000)	(820,000)
Redemption of principal elements of lease payments			(366,953)	(311,363)
Decrease (increase) in non-controlling interests			(103,724)	115,292
Others			(253,186)	(28,151)

Net cash inflow (outflow) from financing activities			5,797,923	(1,983,837)

Effect of exchange rate changes on cash and cash equivalents	39		(74,705)	570,985

Net increase (decrease) in cash and cash equivalents			4,411,697	(1,217,721)
Cash and cash equivalents at the beginning of the year	39		24,608,867	25,826,588

Cash and cash equivalents at the end of the year	39	~~W~~	29,020,564	24,608,867

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, aand KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of December 31, 2025, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2025.

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards” – Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. These amendments do not have a material impact on the financial statements.

- Amendments to Korean IFRS No.1117 “Insurance Contract” – Disclosures relating to lapse rates for insurance contracts with no or low surrender values

The amendments add a disclosure requirement to disclose, where the estimation techniques used for the inputs in measuring insurance contracts differ from the estimation techniques principally required under insurance-related laws or regulations and such differences are considered relevant and material to users of the financial statements, the nature of those differences and their effects on the financial statements. The amendments are effective from December 31, 2025 and are applied to the first annual reporting period ending on or after the effective date. The amendments remain effective through the annual reporting period ending on December 31, 2029. The amendments do not have a material impact on the financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2025 reporting period and have not been adopted by the Group.

- Amendment of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments: Disclosures”

Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

- Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS Bo.1007 “Statement of Cash Flows”: Cost method

- Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 “Presentation and Disclosure in Financial Statements” replaces Korean IFRS No.1001 “Presentation of Financial Statements.” Korean IFRS No.1118 introduces new presentation requirements, particularly with respect to the definition of operating profit or loss, which are expected to enhance comparability of financial performance among similar entities. In addition, the disclosure requirements for management-defined performance measures are intended to improve transparency. The Standard is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with the retrospective application requirements of the Standard, the Group will restate the comparative information for the year ending December 31, 2026 in accordance with Korean IFRS No.1118.

The Group has not yet adopted Korean IFRS No.1118 and is currently assessing the impact that the application of the Standard will have on its financial statements. The Group has prepared a transition plan and is on track to report their first Korean IFRS No.1118-compliant interim financial statements for the period ending March 31, 2027 and annual financial statements for the period ending December 31, 2027.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the material accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.4.4 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.5 The judgment and estimation uncertainty in measurement of insurance contracts

2.4.5.1 Methods used to measure the future cash flows and estimation process of input variable

The estimated future cash flows are measured as the probability-weighted average of all possible outcomes, utilizing all reasonable and relevant information available without excessive cost or effort. Market and non-market variables are considered in measuring the cash flows within the boundary of the insurance contract. While deterministic scenarios (representing a range of probabilities) are typically used for calculating the probability-weighted average, probabilistic scenarios are employed when cash flows are influenced by complex underlying factors and nonlinear responses to economic conditions. The cash flows within the boundary of an insurance contract portfolio include both directly attributable cash flows and cash flows allocated from a higher level than the insurance contract portfolio. These cash flows are systematically and reasonably allocated, ensuring consistent methods are applied for similar types of cash flows.

The key assumptions used in estimating the future cash flows of the Group are as follows:

- Loss ratio: The loss ratio refers to the ratio of insurance claims paid to policyholders to the premiums received by the insurance company for providing risk coverage services to policyholders. The loss ratio, which is an estimation of future premiums and claims payable, is estimated based on objective and reliable data, using the best available methods to suit the intended application. Objective and reliable data refers to the most recent measured results made using the Group’s experience statistics, insurance industry statistics, or national statistics, and others. It also means the best method that reasonably distinguishes characteristics such as the policyholder’s gender, contract type, risk characteristics by distribution channel, and others.

- Expense ratio: Expense ratio refers to the costs incurred by insurance companies for the sale and management of insurance contracts. Expense ratio is calculated primarily considering the ongoing costs incurred by the insurance company, taking into account the going concern, and includes the allocation of both fixed and variable indirect expenses directly related to insurance contracts. Expense ratio also considers costs such as contract acquisition expense (regardless of whether premiums are paid or not), contract maintenance expense, and claims expense, distributed in order to manage cost by product and distribution channel.

- Lapse ratio: The lapse ratio is an estimate of future cancellations or lapses of insurance contracts among current customers of the insurance company. It is calculated for the purpose of predicting the level of future current premium payments and cancellation refunds. The statistics used for estimation primarily rely on experience statistics of the Group, and lapse ratio is calculated based on characteristics such as product type, distribution channel, payment method, and others, which can significantly affect lapse ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.4.5.2 Estimation of Discretionary Cash Flows

Some contracts issued by the Group grant discretion to the Group regarding cash flows to be paid to policyholders. Changes in discretionary cash flows are considered related to future services, and adjust the contractual service margin. The Group identifies changes in discretionary cash flow by identifying assured cash flows at the initial recognition date of the contract. However, if it is not possible to distinguish between the portion considered assured and the portion considered discretionary, the profit within the estimated fulfillment cash flows is considered assured, and is updated to reflect current assumptions related to financial risk.

2.4.5.3 Estimation of Risk Adjustment for Non-Financial Risk

Risk adjustment for non-financial risk is to adjust the present value estimates of future cash flows to reflect the compensation required by the Group for bearing the uncertainty about the amount and timing of cash flows arising from non-financial risk. This adjustment reflects the uncertainty of cash flows arising from all non-financial risks related to the insurance contracts and is estimated separately from all of the other estimates. The Group uses the confidence lever technique and the cost of capital methods for determining the risk adjustment for non-financial risk. Changes in risk adjustment for non-financial risk are disclosed separately for insurance service results and insurance finance income. The Group calculates this adjustment considering the diversification effect at the consolidated level and then allocated to individual contract units.

2.4.5.4 Estimation of Discount Rate

The discount rate should only include relevant factors such as the time value of money, characteristics of cash flows from insurance contracts, and liquidity characteristics, and should be calculated using observable input variables to the maximum extent possible. The discount rate should also reflect all reasonable and supportable information on internal and external non-market variables available without undue cost or effort. The Group estimates the discount rate using a bottom-up approach.

In the bottom-up approach, the discount rate is calculated using an unleveraged yield curve adjusted to reflect the characteristics of cash flows and liquidity of insurance contracts. To reflect the liquidity characteristics of insurance contracts, the risk-free yield curve is adjusted for illiquidity premium.

2.4.5.5 Estimation of Investment Component

The investment component is the amount that the Group must repay to policyholders under insurance contracts in all circumstances, regardless of the occurrence of insurance events. The Group classifies cash outflows such as maturity refunds, cancellation refunds, annuity payments, and cash flows related to insurance policy loans as investment components.

2.4.5.6 Estimation of Coverage Units

The quantity of insurance contract services provided is calculated based on the expected coverage period and maximum coverage amount (insurance amount), and for investment (related) services it is calculated based on the premium reserve (net of insurance policy loans). If insurance contracts within the group provide multiple services, weights are applied based on the total premium of each service. The quantity of services for each period and expected coverage period are calculated based on the expected persistency ratio applied in estimating the fulfillment cash flows, applied the present value effect.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.1.1 Subsidiaries (cont’d)

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group has joint control over economic activities pursuant to contractual arrangement. Decisions about strategic financial and operating policies require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates or joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates or joint ventures’ accounting policies conform to those of the Group when the associates or joint ventures’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.2.2 Foreign operations (cont’d)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.3.2.2 Fair value (cont’d)

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Credit Information Services, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.6 Expected Credit Losses of Financial Assets (Debt Instruments) (cont’d)

Under simplified approach, the Group always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the relevant risk components are correlated with the economic cycle and uses statistical methodologies to estimate the relationships between key macroeconomic variables and risk components used in the measurement of expected credit losses. The Group utilizes more than 15 years of historical time-series data to derive such correlations and incorporates the results into the risk components used in calculating expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	(+ )
AA- rated corporate bond (3-year)	(+ )
BBB- rated corporate bond (3-year)	(+ )
Composite stock index	(-)
Rate of increase in housing transaction price index (Whole Country)	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+ )
Growth rate of private consumption	(-)
Rate of increase or decrease in facilities investments	(-)
Rate of increase or decrease in construction investments	(-)
Unemployment rate	(+ )
Household loan growth rate	(-)
CD distribution yield	(+ )

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.6.1 Forward-looking information (cont’d)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

As of December 31, 2025, the Group measures expected credit losses by applying a probability-weighted approach incorporating multiple macroeconomic scenarios, including optimistic, baseline, adverse, and crisis scenarios, taking into account potential credit risks arising from the uncertain domestic and global financial environment and the sharp economic downturn.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.7.2 Derivative financial instruments for fair value hedges (cont’d)

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years
Leasehold improvements	Declining-balance/ Straight-line	4~15 years
Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3 ~ 19 years
Software	Straight-line	3 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

In addition, the change in fair value of the financial liability designated at fair value through profit or loss that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with Korean IFRS No.1109. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14 Insurance Contracts

KB Insurance Co., Ltd. and KB Life Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts. The Group accounts for these contracts by applying Korean IFRS No.1117.

3.14.1 Definition and classification of insurance contracts

Insurance contract is defined as a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This assessment is carried out for each contract individually at the date of inception. The Group determined that the insurance risk related to the contract is significant if the issuer has to pay a significant additional benefits in any scenario that has commercial substance, even if the insured event is extremely unlikely, or even if the expected present value of the contingent cash flows is a small proportion of the expected present value of the remaining cash flows from the insurance contract.

The Group issues insurance contracts that contain participation features, allowing policyholders to participate in the investment returns of the Group, in addition to being compensated for insurance risks. Contracts with participation features are classified as insurance contracts with direct participation features if they meet the following criteria. At the beginning of an insurance contract, the Group evaluates whether the contract meets the following criteria.

•	The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items

•	The Group expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items

•	the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items

Furthermore, the Group issues investment contracts with discretionary participation features, which are associated with groups of assets identical to those of insurance contracts and share similar economic characteristics with insurance contracts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.2 Level of aggregation

The Group identifies portfolios by aggregating insurance contracts subject to similar risks and managed together. Each portfolio is segmented into groups of insurance contracts applying the recognition and measurement requirements of IFRS 17. The Group distinguishes insurance contracts based on their issuance date at initial recognition. A cohort consists of contracts issued within a 12-month period, and is further segmented into three groups based on the possibility of becoming onerous.

•	a group of contracts that are onerous at initial recognition

•	a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

•	a group of the remaining contracts in the portfolio

The possibility of insurance contracts, at the lowest level of group of contracts, becoming onerous is determined based on the expected cash flows (fulfillment cash flow decided based on probability weighting) at initial recognition. The Group does not reassess the composition of the groups decided at the initial recognition date subsequently.

3.14.3 Recognition

The group recognizes a group of insurance contracts it issues from the earliest of the following:

•	the beginning of the coverage period of the group of contracts

•	the date when the first payment from a policyholder in the group becomes due

•	for a group of onerous contracts, when the group becomes onerous.

The group delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date that any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.

The group recognizes investment contracts with discretionary participation features at the date the Group becomes a party to the contract.

3.14.4 Contract boundary

Measurement of group of contracts includes all future cash flows within the contract boundaries. The Group decides that cash flows are within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the entity can compel the policyholder to pay the premiums or in which the entity has a substantive obligation to provide the policyholder with insurance contract services.

A substantive obligation to provide insurance contract services ends when:

•	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflects those risks

•

The Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contains the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and the pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

The Group evaluates contract boundaries at initial recognition and each subsequent reporting date to reflect changes in circumstances affecting substantive rights and obligations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.5 Measurement: Insurance contracts not applying the premium allocation approach

3.14.5.1 Measurement on initial recognition

The group measures group of contracts as the sum of the fulfillment cash flows and the contractual service margin at the initial measurement. Fulfillment cash flows comprise estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial risk.

Estimates of future cash flows is calculated by the probability-weighted average of all possible outcomes using all reasonable and supportable information available without undue cost or effort, considering both market and non-market variables, for cash flows within the contract boundary. The Group updates the estimates using all new information available, including information about past trends and evidence.

The risk adjustment for non-financial risk represents a liability that reflects the compensation that the insurer requires for bearing the uncertainty about the amounts and timing of cash flows arising from non-financial risk. Non-financial risks that are the subject of risk adjustment include insurance risk and other non-financial risks (such as lapse risk and expense risk). The Group calculates the risk adjustment for non-financial risk using techniques such as the confidence level method and the cost of capital method. The Group calculates the risk adjustment for non-financial risk at the level of the company, and after considering diversification effects, allocates it to individual groups of insurance contracts.

Contractual service margin represents the unearned profit the entity will recognize as it provides insurance contract services in the future. The group measures the contractual service margin on initial recognition of a group of insurance contracts at an amount that results in no income or expenses if the fulfillment cash flows at the initial recognition are net inflows. On the other hand, if the fulfillment cash flows are net outflow at the initial recognition, the Group classifies the group of contracts as an onerous group, recognizes the expected net outflow as an expense and manages loss component for subsequent measurement.

3.14.5.2 Subsequent measurement of the general measurement model

At the end of each reporting period, the carrying amount of group of contracts is the sum of estimated liability for incurred claims and liability for remaining coverage. Liability for remaining coverage comprises contractual service margin and expected fulfillment cash flows related to future services allocated to the group of contracts at the end of the reporting period. Liability for incurred claims comprises unpaid claims and insurance expenses, including reported but not yet paid claims, incurred but not reported claims, and dividends payable according to supervisory regulations.

The Group updates the fulfillment cash flows of both liability for incurred claims and liability for remaining coverage at each reporting date to reflect current estimates of the amounts, timing, and uncertainty of future cash flows, considering not only discount rates and other financial variables but also non-financial risk.

Experience adjustments is the differences between the following:

•

The estimated expected cash flows at the beginning of reporting period and the actual cash flows received during the reporting period (including premiums received, cash flows related to insurance acquisition, and premium taxes paid)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.5.2 Subsequent measurement of the general measurement model (cont’d)

•	The estimated expected cash flows at the beginning of reporting period and the actual insurance service expenses incurred during the reporting period (excluding insurance acquisition costs)

Experience adjustments related to current or past services are recognized in profit or loss. For incurred claims (including those that have been incurred but not reported) and other incurred insurance service expenses, experience adjustments are always related to current or past services and are included as part of insurance service expenses in profit or loss. Changes in fulfillment cash flows related to future services are included in liability for remaining coverage by adjusting contractual service margin.

For insurance contracts without direct participation features, the carrying amount of the contractual service margin of a group of contracts at the end of the reporting period equals the carrying amount at the start of the reporting period adjusted for:

•	the effect of any new contracts added to the group

•	interest accreted on the carrying amount of the contractual service margin during the reporting period, measured at the discount rates determined at initial recognition

•	the changes in fulfilment cash flows relating to future service, except to the extent that:

(i)	such increases in the fulfilment cash flows exceed the carrying amount of the contractual service margin, giving rise to a loss

(ii)	such decreases in the fulfilment cash flows are allocated to the loss component of the liability for remaining coverage

•	the effect of any currency exchange differences on the contractual service margin

•

the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period.

When fulfillment cash flows related to future services increase additionally, the cash flows result in an increase in the loss component of the group of contracts, and the increased loss component is recognized in profit or loss when the cash flows occur. Subsequently, decreases in fulfillment cash flows related to future services do not adjust contractual service margin until the loss component is fully recovered through profit or loss.

3.14.5.3 Subsequent Measurement of the Variable Fee Approach

The Group issues insurance contracts with direct participation features that provide significant investment-related services. Except for the following, the Group applies the same accounting policy for measuring insurance contracts under the variable fee approach as for measuring insurance contracts under the general measurement model.

For insurance contracts with direct participation features, the carrying amount of the contractual service margin of a group of contracts at the end of the reporting period equals the carrying amount at the start of the reporting period adjusted for the amounts specified below:

•	the effect of any new contracts added to the group

•	the change in the amount of the Group’s share of the fair value of the underlying items except to the extent that

(i)	The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments

(ii)	the decrease in the amount of the Group’s share of the fair value of the underlying items exceeding the carrying amount of the contractual service margin, giving rise to a loss

(iii)	the increase in the amount of the Group’s share of the fair value of the underlying items that causes reversal of loss component of an onerous group

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.5.3 Subsequent Measurement of the Variable Fee Approach (cont’d)

•	the changes in fulfilment cash flows relating to future service, except to the extent that:

(i)	The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments

(ii)	The increases in the fulfilment cash flows that exceeds the carrying amount of the contractual service margin, giving rise to a loss

(iii)	The decreases in the fulfilment cash flows that causes reversal of loss component of an onerous group

•	the effect of any currency exchange differences arising on the contractual service margin

•

the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period (before any allocation) over the current and remaining coverage period

All adjustments to contractual service margins are measured, considering the present value of currency, which is currently measured, taking into account all financial variables that affect the fair value gains arising from the underlying items. When applying the variable fee approach, the changes in the fulfillment cash flows adjusting the contractual service margin is composed of changes in the Group’s share of the fair value of the underlying items and the changes in the fulfillment cash flows that do not vary based on returns on the underlying items. the changes in the fulfillment cash flows that do not vary based on returns on the underlying items are as follows:

•	changes in the effect of currency risk and the effect of financial risk not arising from underlying items, such as the impact of financial guarantees

•	experience adjustments arising from premiums received during the period related to future services

•	changes in estimated future cash flows of liability for remaining coverage

•	differences in the payment timing of investment components

•	changes in risk adjustment for non-financial risk related to future services

3.14.5.4 Reinsurance contract

The Group applies the same accounting policy for measuring reinsurance contracts as for measuring insurance contracts, except for the following.

The Group includes all effects of risks related to the reinsurer’s default (including effects from security and losses due to disputes) when measuring the reinsurance contract group. The Group remeasures the effects of the reinsurer’s default risk at the end of each reporting period and recognizes the changes in the effects of default risk in profit or loss. The Group calculates the risk adjustment for non-financial risks to reflect the risks transferred to the reinsurer. Reinsurance contracts are not classified as onerous groups and do not recognize in profit or loss the expected outflows at the initial recognition, even if the fulfillment cash flows at initial recognition are outflows, considering the nature of reinsurance. However, if the net cost of purchasing reinsurance coverage is related to events that have occurred before the reinsurance contract is purchased, such costs are recognized as expenses immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.5.5 Insurance revenue

The Group recognizes insurance revenue as the amount the Group expects to be entitled in exchange for provision of services arising from group of insurance contracts. Total insurance revenue for group of contracts is the amount received in premiums for the contracts, adjusted for financial effects and excluding all investment elements.

The amount of contractual service margin recognized as insurance revenue during the reporting period is determined by allocating the unamortized contractual service margin at the end of the reporting period for each unit of coverage provided during the reporting period and expected to be provided in the future. The number of coverage units in a group of contracts is the quantity of insurance contract services provided from insurance contracts within the group, and is determined based on the number of benefits provided and the expected duration of coverage under each contract.

Insurance acquisition cash flows are systematically allocated over each reporting period, recognized in equal amounts of insurance revenue and insurance expenses.

Loss component is allocated systematically, and the total amount allocated to the loss component becomes zero by the end of the coverage period of group of contracts. The portion of the allocated loss component for the reporting period is excluded from recognition in both insurance revenue and insurance expenses.

3.14.5.6 Insurance finance income or expenses

Insurance finance income consists of changes in the carrying amount of the groups of insurance contracts and reinsurance contracts arising from the effect of the time value of money and financial risk. The Group decides whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income for each portfolio. Systematic allocation involves allocating the expected total insurance finance income or expenses over the duration of the group of contracts, and recognizing the portion attributed to the reporting period in profit or loss and the remaining portion in other comprehensive income.

For insurance contracts where changes in financial risk related assumptions significantly impact the amounts paid to policyholders, the Group uses a single discount rate to allocate the modified expected insurance finance income or expenses for the remaining coverage period of the group of contracts. Otherwise, the Group calculates insurance finance income or expenses using the discount rate determined at the date of initial recognition.

Insurance finance income or expenses arising from contractual service margin is systematically allocated using the discount rate determined at the date of initial recognition.

When the Group transfers insurance contracts to a third party or derecognize them due to changes in insurance contract terms, the accumulated other comprehensive income related to those insurance contracts is reclassified to profit or loss.

3.14.5.7 Reinsurance revenue and expenses

The Group recognizes separately the amounts recovered from reinsurers and the allocation of reinsurance premiums paid in reinsurance contracts. Changes in the carrying amount of reinsurance assets for remaining coverage resulting from the reinsurance services received are recognized as reinsurance expenses, while amounts recovered from reinsurers are recognized as reinsurance income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.6 Premium allocation approach

3.14.6.1 Underlying insurance

For general insurance and automobile insurance, if the coverage period of each contract within the group of contracts (including insurance contract services within the contract boundary) is less than one year or if the premium allocation approach is reasonably expected to measure the liability for remaining coverage for the group without significant differences from the application of the general model requirements, the premium allocation approach is applied to simplify the measurement of the group of insurance contracts.

The carrying amount of the liability for remaining coverage at the time of initial recognition of each group of contract is calculated by deducting the insurance acquisition cash flows allocated to the group of insurance at the acquisition date from the premium receipts at the time of initial recognition, and adding or subtracting the amount resulting from removing previously recognized assets or liabilities for cash flows related to the group of contract at the time of initial recognition.

Subsequently, the carrying amount of the liability for remaining coverage is calculated by adding the received premiums and the amortization of the insurance acquisition cash flows, and deducting the insurance acquisition cash flows and the amount recognized as insurance revenue for services provided. However, if the insurance acquisition cash flows recognized as expenses when it incurs those costs because the coverage period of each contract in the group at initial recognition is no more than one year, the insurance acquisition cash flow is not considered for calculating the liability for remaining coverage.

If at any time during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the difference between the carrying amount of the liability for remaining coverage and the current estimate of the fulfilment cash flows related is calculated, added to the the liability for remaining coverage, and recognized as a loss in profit or loss.

The Group determines that the liability for remaining coverage subject to the insurance premium allocation approach do not have significant financial elements, and therefore does not adjust the carrying amount of the liability for remaining coverage for reflecting the effect of the time value of money and financial risk.

3.14.6.2 Reinsurance

The Group applies the same accounting policy for measuring reinsurance contracts applying the premium allocation approach (general reinsurance, automobile reinsurance, and long-term non-proportional reinsurance) as for measuring insurance contracts with the exception of the following: The Group includes all effects of risks related to the reinsurer’s default (including effects from security and losses due to disputes) when measuring the reinsurance contract group. The Group remeasures the effects of the reinsurer’s default risk at the end of each reporting period and recognizes the changes in the effects of default risk in profit or loss. Reinsurance contracts are not classified as onerous groups and do not recognize in profit or loss the expected outflows at the initial recognition, even if the fulfillment cash flows at initial recognition are outflows, considering the nature of reinsurance. However, if the net cost of purchasing reinsurance coverage is related to events that have occurred before the reinsurance contract is purchased, such costs are recognized as expenses immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.14.7 Modification and derecognition

The Group derecognizes an insurance contract when the insurance contract is extinguished because of reasons such as obligation specified in the insurance contract having been expired, discharged or cancelled. Additionally, if the conditions of the contract have changed to such an extent that the accounting treatment of the contract would have been significantly different had the new conditions existed from the beginning, the Group derecognizes the existing contract and recognizes it as a new contract. If the change in contract conditions is not significant, the Group accounts for it as a change in the estimate of fulfillment cash flows.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.16 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.17 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.18.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.18.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.18.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits

3.19.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.19.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group provides its executives and employees with stock grants, mileage stock, and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.19.3 Share-based payment (cont’d)

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.20 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20.4 Global minimum tax

The Group is subject to the global minimum tax under Pillar 2 legislation and has applied the exemption from recognizing and disclosing related deferred tax.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.22 Leases

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.22 Leases (cont’d)

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.23 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management strategies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management strategies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed strategies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	32,567,708	~~W~~	27,790,121
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		476,717		218,357
Securities measured at fair value through profit or loss		80,553,348		73,768,636
Loans measured at fair value through profit or loss		1,231,012		1,187,763
Derivatives		8,178,056		11,730,767
Loans measured at amortized cost *		491,978,044		472,071,840
Financial investments:
Securities measured at fair value through other comprehensive income		93,312,419		88,735,996
Securities measured at amortized cost *		35,067,192		37,113,552
Loans measured at fair value through other comprehensive income		1,995,083		1,446,628
Other financial assets *		19,069,696		14,404,227

		764,429,275		728,467,887

Off-balance sheet items
Acceptances and guarantees contracts		15,503,443		16,250,243
Financial guarantee contracts		7,209,320		6,674,740
Commitments		213,477,156		212,695,995

		236,189,919		235,620,978

	~~W~~	1,000,619,194	~~W~~	964,088,865

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	150,735,198	~~W~~	10,805,239	~~W~~	16,285	~~W~~	—	~~W~~	161,556,722
Grade 2		76,244,644		12,311,562		17,076		—		88,573,282
Grade 3		3,875,195		5,515,745		24,507		—		9,415,447
Grade 4		832,704		1,454,812		46,665		—		2,334,181
Grade 5		8,535		731,636		2,744,600		—		3,484,771

		231,696,276		30,818,994		2,849,133		—		265,364,403

Retail
Grade 1		183,746,803		5,416,479		4,490		—		189,167,772
Grade 2		7,703,085		4,084,210		38,468		—		11,825,763
Grade 3		3,861,528		1,248,406		46,491		—		5,156,425
Grade 4		171,910		629,006		53,419		—		854,335
Grade 5		47,663		624,890		1,207,903		—		1,880,456

		195,530,989		12,002,991		1,350,771		—		208,884,751

Credit card
Grade 1		12,184,584		534,917		—		—		12,719,501
Grade 2		4,807,297		994,230		—		—		5,801,527
Grade 3		1,659,545		1,974,678		—		—		3,634,223
Grade 4		10,458		364,706		—		—		375,164
Grade 5		971		276,685		327,015		—		604,671

		18,662,855		4,145,216		327,015		—		23,135,086

		445,890,120		46,967,201		4,526,919		—		497,384,240

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,973,472		—		—		—		1,973,472
Grade2		21,611		—		—		—		21,611
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,995,083		—		—		—		1,995,083

		1,995,083		—		—		—		1,995,083

	~~W~~	447,885,203	~~W~~	46,967,201	~~W~~	4,526,919	~~W~~	—	~~W~~	499,379,323

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	145,582,892	~~W~~	7,629,290	~~W~~	2,896	~~W~~	—	~~W~~	153,215,078
Grade 2		74,005,609		11,446,162		12,845		—		85,464,616
Grade 3		3,757,237		5,195,235		14,777		—		8,967,249
Grade 4		861,581		1,091,261		28,368		—		1,981,210
Grade 5		18,395		691,118		3,066,032		—		3,775,545

		224,225,714		26,053,066		3,124,918		—		253,403,698

Retail
Grade 1		175,229,905		4,814,560		6,804		—		180,051,269
Grade 2		8,048,905		4,071,783		39,224		—		12,159,912
Grade 3		4,213,155		1,546,848		33,207		—		5,793,210
Grade 4		315,926		368,863		34,997		—		719,786
Grade 5		49,595		867,276		1,182,000		—		2,098,871

		187,857,486		11,669,330		1,296,232		—		200,823,048

Credit card
Grade 1		11,554,106		195,328		—		—		11,749,434
Grade 2		5,528,025		584,962		—		—		6,112,987
Grade 3		2,575,397		1,640,995		—		—		4,216,392
Grade 4		12,202		476,827		—		—		489,029
Grade 5		1,068		320,083		589,481		—		910,632

		19,670,798		3,218,195		589,481		—		23,478,474

		431,753,998		40,940,591		5,010,631		—		477,705,220

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,402,334		—		—		—		1,402,334
Grade2		44,294		—		—		—		44,294
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,446,628		—		—		—		1,446,628

		1,446,628		—		—		—		1,446,628

	~~W~~	433,200,626	~~W~~	40,940,591	~~W~~	5,010,631	~~W~~	—	~~W~~	479,151,848

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of December 31, 2025 and 2024, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Guarantees	~~W~~	118,325,461	~~W~~	13,368,234	~~W~~	354,137	~~W~~	132,047,832
Deposits and savings		3,263,931		152,943		10,512		3,427,386
Property and equipment		15,781,206		1,105,274		196,548		17,083,028
Real estate		224,337,077		22,748,365		1,956,575		249,042,017

	~~W~~	361,707,675	~~W~~	37,374,816	~~W~~	2,517,772	~~W~~	401,600,263

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Guarantees	~~W~~	120,868,541	~~W~~	8,349,217	~~W~~	498,290	~~W~~	129,716,048
Deposits and savings		2,792,768		127,130		11,704		2,931,602
Property and equipment		15,498,262		1,071,833		227,196		16,797,291
Real estate		214,770,163		21,195,798		2,167,580		238,133,541

	~~W~~	353,929,734	~~W~~	30,743,978	~~W~~	2,904,770	~~W~~	387,578,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	31,671,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,671,903
Grade 2		3,405,411		—		—		—		3,405,411
Grade 3		7,175		—		—		—		7,175
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,084,489		—		—		—		35,084,489

Securities measured at fair value through other comprehensive income
Grade 1		87,153,519		—		—		—		87,153,519
Grade 2		6,158,900		—		—		—		6,158,900
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		93,312,419		—		—		—		93,312,419

	~~W~~	128,396,908	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	128,396,908

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	33,733,935	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,733,935
Grade 2		3,396,100		—		—		—		3,396,100
Grade 3		913		—		—		—		913
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,130,948		—		—		—		37,130,948

Securities measured at fair value through other comprehensive income
Grade 1		81,797,910		—		—		—		81,797,910
Grade 2		6,933,807		—		—		—		6,933,807
Grade 3		4,279		—		—		—		4,279
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		88,735,996		—		—		—		88,735,996

	~~W~~	125,866,944	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	125,866,944

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2025 and 2024, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	30,869,922	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,869,922
Grade 2		789,076		—		—		—		789,076
Grade 3		122,333		—		—		—		122,333
Grade 4		—		—		—		—		—
Grade 5		787,727		—		—		—		787,727

	~~W~~	32,569,058	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,569,058

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,483,963	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,483,963
Grade 2		583,640		—		—		—		583,640
Grade 3		62,223		—		—		—		62,223
Grade 4		18		—		—		—		18
Grade 5		661,849		—		—		—		661,849

	~~W~~	27,791,693	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,791,693

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2025 and 2024, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Deposits, savings, securities, and others	~~W~~	1,794,595	~~W~~	1,437,204

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	201,645,600	~~W~~	240,962,803	~~W~~	23,103,760	~~W~~	465,712,163	93.03	~~W~~	(3,980,768)	~~W~~	461,731,395
Europe		—		5,154,308		—		5,154,308	1.03		(43,112)		5,111,196
China		215,176		6,163,073		532		6,378,781	1.27		(16,091)		6,362,690
Japan		—		1,401,963		107		1,402,070	0.28		(3,668)		1,398,402
United States		—		4,147,154		—		4,147,154	0.83		(43,868)		4,103,286
Cambodia		3,844,218		3,917,299		726		7,762,243	1.55		(505,687)		7,256,556
Indonesia		1,618,552		3,783,985		23,768		5,426,305	1.08		(504,272)		4,922,033
Others		1,561,205		3,059,913		6,193		4,627,311	0.93		(308,730)		4,318,581

	~~W~~	208,884,751	~~W~~	268,590,498	~~W~~	23,135,086	~~W~~	500,610,335	100.00	~~W~~	(5,406,196)	~~W~~	495,204,139

(In millions of Korean won)
	December 31, 2024 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	193,803,826	~~W~~	225,393,574	~~W~~	23,436,170	~~W~~	442,633,570	92.15	~~W~~	(4,119,163)	~~W~~	438,514,407
Europe		—		5,473,894		—		5,473,894	1.14		(61,124)		5,412,770
China		181,539		7,095,199		776		7,277,514	1.52		(30,204)		7,247,310
Japan		—		1,183,745		100		1,183,845	0.25		(2,947)		1,180,898
United States		—		5,350,298		—		5,350,298	1.11		(116,741)		5,233,557
Cambodia		3,575,153		4,315,485		1,114		7,891,752	1.64		(362,314)		7,529,438
Indonesia		1,968,896		4,003,127		34,642		6,006,665	1.25		(596,496)		5,410,169
Others		1,293,634		3,222,768		5,672		4,522,074	0.94		(344,392)		4,177,682

	~~W~~	200,823,048	~~W~~	256,038,090	~~W~~	23,478,474	~~W~~	480,339,612	100.00	~~W~~	(5,633,381)	~~W~~	474,706,231

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	34,869,986	12.99	~~W~~	(341,248)	~~W~~	34,528,738
Manufacturing		59,136,193	22.02		(549,071)		58,587,122
Service		117,185,024	43.63		(1,098,958)		116,086,066
Wholesale and retail		31,816,635	11.85		(554,985)		31,261,650
Construction		6,399,017	2.38		(258,485)		6,140,532
Public sector		2,653,414	0.98		(60,287)		2,593,127
Others		16,530,229	6.15		(327,004)		16,203,225

	~~W~~	268,590,498	100.00	~~W~~	(3,190,038)	~~W~~	265,400,460

(In millions of Korean won)
	December 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,395,390	11.48	~~W~~	(258,612)	~~W~~	29,136,778
Manufacturing		55,635,406	21.73		(602,712)		55,032,694
Service		113,938,671	44.50		(1,132,799)		112,805,872
Wholesale and retail		31,112,210	12.15		(552,209)		30,560,001
Construction		6,782,310	2.65		(279,959)		6,502,351
Public sector		2,460,655	0.96		(66,475)		2,394,180
Others		16,713,448	6.53		(276,057)		16,437,391

	~~W~~	256,038,090	100.00	~~W~~	(3,168,823)	~~W~~	252,869,267

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	113,218,721	48.80	~~W~~	(352,721)	~~W~~	112,866,000
General loan		95,666,030	41.23		(1,147,533)		94,518,497
Credit card		23,135,086	9.97		(715,904)		22,419,182

	~~W~~	232,019,837	100.00	~~W~~	(2,216,158)	~~W~~	229,803,679

(In millions of Korean won)
	December 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	104,273,035	46.49	~~W~~	(283,861)	~~W~~	103,989,174
General loan		96,550,013	43.04		(1,303,956)		95,246,057
Credit card		23,478,474	10.47		(876,740)		22,601,734

	~~W~~	224,301,522	100.00	~~W~~	(2,464,557)	~~W~~	221,836,965

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	~~W~~	548,066	1.68	~~W~~	—	~~W~~	548,066
Finance and insurance		32,020,992	98.32		(1,350)		32,019,642

		32,569,058	100.00		(1,350)		32,567,708

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		476,717	100.00		—		476,717

		476,717	100.00		—		476,717

Securities measured at fair value through profit or loss
Government and government funded institutions		27,525,884	34.17		—		27,525,884
Finance and insurance		37,931,231	47.09		—		37,931,231
Others		15,096,233	18.74		—		15,096,233

		80,553,348	100.00		—		80,553,348

Derivative financial assets
Government and government funded institutions		54,733	0.67		—		54,733
Finance and insurance		7,266,345	88.85		—		7,266,345
Others		856,978	10.48		—		856,978

		8,178,056	100.00		—		8,178,056

Securities measured at fair value through other comprehensive income
Government and government funded institutions		57,326,535	61.44		—		57,326,535
Finance and insurance		24,060,595	25.78		—		24,060,595
Others		11,925,289	12.78		—		11,925,289

		93,312,419	100.00		—		93,312,419

Securities measured at amortized cost
Government and government funded institutions		14,338,528	40.87		(1,054)		14,337,474
Finance and insurance		20,570,329	58.63		(15,924)		20,554,405
Others		175,632	0.50		(319)		175,313

		35,084,489	100.00		(17,297)		35,067,192

	~~W~~	250,174,087		~~W~~	(18,647)	~~W~~	250,155,440

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,791,693	100.00	~~W~~	(1,572)	~~W~~	27,790,121

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		59,838	100.00		—		59,838

		59,838	100.00		—		59,838

Securities measured at fair value through profit or loss
Government and government funded institutions		25,543,224	34.63		—		25,543,224
Finance and insurance		35,810,087	48.54		—		35,810,087
Others		12,415,325	16.83		—		12,415,325

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Government and government funded institutions		51,376	0.44		—		51,376
Finance and insurance		10,398,642	88.64		—		10,398,642
Others		1,280,749	10.92		—		1,280,749

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Government and government funded institutions		49,417,230	55.69		—		49,417,230
Finance and insurance		27,374,090	30.85		—		27,374,090
Others		11,944,676	13.46		—		11,944,676

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Government and government funded institutions		15,499,014	41.75		(787)		15,498,227
Finance and insurance		21,411,994	57.66		(16,228)		21,395,766
Others		219,940	0.59		(381)		219,559

		37,130,948	100.00		(17,396)		37,113,552

	~~W~~	239,217,878		~~W~~	(18,968)	~~W~~	239,198,910

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	22,609,374	69.42	~~W~~	(548)	~~W~~	22,608,826
United States		3,471,363	10.66		—		3,471,363
Others		6,488,321	19.92		(802)		6,487,519

		32,569,058	100.00		(1,350)		32,567,708

Due from financial institutions measured at fair value through profit or loss
Korea		64,438	13.52		—		64,438
Others		412,279	86.48		—		412,279

		476,717	100.00		—		476,717

Securities measured at fair value through profit or loss
Korea		70,010,515	86.91		—		70,010,515
United States		4,926,498	6.12		—		4,926,498
Others		5,616,335	6.97		—		5,616,335

		80,553,348	100.00		—		80,553,348

Derivative financial assets
Korea		3,771,700	46.12		—		3,771,700
United States		1,673,866	20.47		—		1,673,866
France		554,494	6.78		—		554,494
Singapore		484,154	5.92		—		484,154
Japan		190,955	2.33				190,955
Others		1,502,887	18.38		—		1,502,887

		8,178,056	100.00		—		8,178,056

Securities measured at fair value through other comprehensive income
Korea		85,875,358	92.03		—		85,875,358
United States		4,292,703	4.60		—		4,292,703
Others		3,144,358	3.37		—		3,144,358

		93,312,419	100.00		—		93,312,419

Securities measured at amortized cost
Korea		30,412,261	86.69		(12,295)		30,399,966
United States		786,213	2.24		(755)		785,458
Others		3,886,015	11.07		(4,247)		3,881,768

		35,084,489	100.00		(17,297)		35,067,192

	~~W~~	250,174,087		~~W~~	(18,647)	~~W~~	250,155,440

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	18,731,321	67.39	~~W~~	(436)	~~W~~	18,730,885
United States		2,946,827	10.60		(91)		2,946,736
Others		6,113,545	22.01		(1,045)		6,112,500

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Korea		59,838	100.00		—		59,838

		59,838	100.00		—		59,838

Securities measured at fair value through profit or loss
Korea		65,276,781	88.48		—		65,276,781
United States		3,817,882	5.18		—		3,817,882
Others		4,673,973	6.34		—		4,673,973

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Korea		5,153,264	43.93		—		5,153,264
United States		2,870,245	24.47		—		2,870,245
France		1,117,765	9.53		—		1,117,765
Singapore		370,823	3.16		—		370,823
Japan		377,000	3.21				377,000
Others		1,841,670	15.70		—		1,841,670

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Korea		81,111,331	91.40		—		81,111,331
United States		4,460,081	5.04		—		4,460,081
Others		3,164,584	3.56		—		3,164,584

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Korea		31,798,069	85.64		(12,389)		31,785,680
United States		1,862,402	5.02		(1,191)		1,861,211
Others		3,470,477	9.34		(3,816)		3,466,661

		37,130,948	100.00		(17,396)		37,113,552

	~~W~~	239,217,878		~~W~~	(18,968)	~~W~~	239,198,910

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gap, liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,339,572	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss [1]		7,981,018		—		—		—		—		—		7,981,018
Derivatives held for trading [1]		7,687,304		—		—		—		—		—		7,687,304
Derivatives held for hedging [2]		—		10,774		12,157		263,427		81,649		(58)		367,949
Deposits [3]		201,772,650		40,440,335		56,336,873		142,245,329		28,884,608		1,203,556		470,883,351
Borrowings		11,635,724		20,378,309		7,077,101		21,534,773		10,042,532		1,121,266		71,789,705
Debentures		868		4,812,305		7,215,145		26,911,817		43,479,691		2,313,102		84,732,928
Lease liabilities		609		33,862		58,736		232,067		619,002		26,140		970,416
Other financial liabilities		754,678		28,772,873		142,050		486,329		1,127,692		164,919		31,448,541

	~~W~~	233,172,423	~~W~~	94,448,458	~~W~~	70,842,062	~~W~~	191,673,742	~~W~~	84,235,174	~~W~~	4,828,925	~~W~~	679,200,784

Off-balance sheet items
Commitments [4]	~~W~~	213,477,156	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	213,477,156
Acceptances and guarantees contracts [5]		15,503,443		—		—		—		—		—		15,503,443
Financial guarantee contracts [5]		7,209,320		—		—		—		—		—		7,209,320

	~~W~~	236,189,919	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	236,189,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss [1]		8,002,499		—		—		—		—		—		8,002,499
Derivatives held for trading [1]		11,409,695		—		—		—		—		—		11,409,695
Derivatives held for hedging [2]		—		7,538		12,221		85,101		64,760		(3,206)		166,414
Deposits [3]		181,232,114		41,663,882		57,643,486		137,677,588		24,822,029		1,437,036		444,476,135
Borrowings		10,613,810		17,508,577		7,562,405		22,180,471		10,360,622		1,263,467		69,489,352
Debentures		1,113		4,138,143		6,683,638		21,458,905		42,772,744		5,955,515		81,010,058
Lease liabilities		196		30,683		56,903		227,390		606,547		122,502		1,044,221
Other financial liabilities		108,979		22,138,250		147,660		331,842		1,174,845		171,549		24,073,125

	~~W~~	214,086,138	~~W~~	85,487,073	~~W~~	72,106,313	~~W~~	181,961,297	~~W~~	79,801,547	~~W~~	8,946,863	~~W~~	642,389,231

Off-balance sheet items
Commitments [4]	~~W~~	212,695,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	212,695,995
Acceptances and guarantees contracts [5]		16,250,243		—		—		—		—		—		16,250,243
Financial guarantee contracts [5]		6,674,740		—		—		—		—		—		6,674,740

	~~W~~	235,620,978	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	235,620,978

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	(26)	~~W~~	3,844	~~W~~	13,411	~~W~~	16,830	~~W~~	—	~~W~~	34,059
Cash flow to be received of gross-settled derivatives		226,373		299,796		1,602,656		3,803,241		—		5,932,066
Cash flow to be paid of gross-settled derivatives		(277,652)		(406,140)		(1,770,081)		(4,313,738)		—		(6,767,611)

(In millions of Korean won)	December 31, 2024
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	1,402	~~W~~	6,654	~~W~~	22,907	~~W~~	51,167	~~W~~	—	~~W~~	82,130
Cash flow to be received of gross-settled derivatives		146,467		168,634		1,477,861		3,147,437		—		4,940,399
Cash flow to be paid of gross-settled derivatives		(192,685)		(272,362)		(1,616,687)		(3,663,434)		—		(5,745,168)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

The target position should be made daily fair value assessment and should have no legal constrictions on sale and hedging.

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

From January 2023, Subsidiaries of the Group use the Basel III standardized approach to measure market risk and manage it at the portfolio level(Prior to January 2023, Basel II standardized approach or Basel II internal models such as VaR). In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and enforcement rules.

4.4.3.3 Basel III standardized approach

Market risk regulatory capital is calculated as the sum of (a) sensitivities-based risk, (b) default risk, and (c) residual risk according to the Basel III standardized approach introduced in January 2023.

(a) Sensitivities-based risk, which is the basis of the Basel III standardized approach for market risk, calculates the expected loss for each risk factor by applying the risk weights and correlation parameter specified by the Basel Committee and summing them.

(b) Default risk is the risk from default of issuer of securities and derivatives and is calculated by applying risk weights based on the issuer’s credit rating.

(c) Residual risk is the risk imposed on atypical underlying instruments and is calculated by applying a certain percentage specified by the Basel Committee to the par value.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3.3 Basel III standardized approach (cont’d)

(Basel III standardized approach definitions by risk type)

Sensitivities-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.
		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.
	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector
	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs
	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

Required equity capital of subsidiaries according to Basel III standardized approach as of December 31, 2025 and 2024, are as follows:

Kookmin Bank

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2025
	~~W~~	427,455	~~W~~	63,128	~~W~~	1,243	~~W~~	491,826

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	417,756	~~W~~	52,293	~~W~~	1,070	~~W~~	471,119

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3.3 Basel III standardized approach (cont’d)

KB Securities Co., Ltd.

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2025
	~~W~~	779,454	~~W~~	354,958	~~W~~	8,149	~~W~~	1,142,561

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	612,879	~~W~~	282,755	~~W~~	8,303	~~W~~	903,937

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2025
	~~W~~	37,487	~~W~~	—	~~W~~	—	~~W~~	37,487

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	40,454	~~W~~	—	~~W~~	—	~~W~~	40,454

KB Asset Management Co., Ltd.

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2025
	~~W~~	25,461	~~W~~	2,447	~~W~~	—	~~W~~	27,908

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	6,460	~~W~~	747	~~W~~	—	~~W~~	7,207

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3.3 Basel III standardized approach (cont’d)

KB Capital Co., Ltd.

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2025
	~~W~~	13,486	~~W~~	—	~~W~~	—	~~W~~	13,486

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	13,052	~~W~~	—	~~W~~	—	~~W~~	13,052

KB Investment Co., Ltd.

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	97,962	~~W~~	10,478	~~W~~	5	~~W~~	108,445

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	61,802	~~W~~	5,597	~~W~~	1	~~W~~	67,400

KB Data System Co., Ltd.

(In millions of Korean won)	2025
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2025
	~~W~~	369	~~W~~	—	~~W~~	—	~~W~~	369

(In millions of Korean won)	2024
	Sensitivity- based risk		Default risk		Residual risk		Dec. 31, 2024
	~~W~~	427	~~W~~	—	~~W~~	—	~~W~~	427

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading portfolios using sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk usually arises from the portfolio of trading stocks. The portfolio of trading stocks consists of stocks listed on the exchange and derivatives linked to stocks, collective investment securities and others.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars, the Chinese Yuan and the Indonesian Rupiah.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Qualitative disclosure

(a) Definition of interest rate risk for risk management and measurement purposes

Interest rate risk is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

(b) Overall interest rate risk management and mitigation strategy

The interest rate risk management department establishes and sets interest rate risk management policies and limit once a year by a resolution of the Risk Management Council considering the mid to long-term management strategy and macroeconomic status. The interest rate risk management department analyzes interest rate risk crisis situations assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council and observes changes in interest rate risk and compliance with risk limits to devise timely countermeasures and reports the management status regularly and frequently to the Risk Management Council. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

(c) Specific methodologies used to calculate interest rate risk measurement cycles and sensitivity

In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Group calculates monthly interest rate gap and duration gap for assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.4.1 Qualitative disclosure (cont’d)

(d) Interest rate shock and stress scenarios used to estimate changes in the economic value and in earnings

The Group calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios.

•	Scenario 1: Parallel shock up

•	Scenario 2: Parallel shock down

•	Scenario 3: Steepener shock (short rates down and long rates up)

•	Scenario 4: Flattener shock (short rates up and long rates down)

•	Scenario 5: Short rates shock up

•	Scenario 6: Short rates shock down

(e) Key modeling assumptions used to measure interest rate risk for internal management purposes

The Group measures unfavorable changes in economic value resulting from changes in interest rates, following the interest rate risk calculation standards set by the Financial Supervisory Service.

(f) Interest rate risk hedging methodology and related accounting

Subsidiaries which are subject to interest rate risk measurement hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows and officially document and manage the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

(g) Key modeling and parametric assumptions used in calculating ΔEVE and ΔNII

Subsidiaries which are subject to interest rate risk measurement calculate interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items. The main assumptions of the IRRBB standard method for calculating ΔEVE, ΔNII are as follows:

(Classification of time buckets of cash flows (19 buckets in total))

Time bucket intervals (D: Day, M: Months, Y: Years, tcf: Repricing date)
Short-term rates	1D (0.0028Y)	1D< tcf ≤1M (0.0417Y)	1M< tcf ≤3M (0.1667Y)	3M< tcf ≤6M (0.375Y)	6M< tcf ≤9M (0.625Y)	9M< tcf ≤1Y (0.875Y)	1Y< tcf ≤1.5Y (1.25Y)	1.5Y< tcf ≤2Y (1.75Y)
Medium-term rates	2Y< tcf ≤3Y (2.5Y)	3Y< tcf ≤4Y (3.5Y)	4Y< tcf ≤5Y (4.5Y)	5Y< tcf ≤6Y (5.5Y)	6Y< tcf ≤7Y (6.5Y)
Long-term rates	7Y< tcf ≤8Y (7.5Y)	8Y< tcf ≤9Y (8.5Y)	9Y< tcf ≤10Y (9.5Y)	10Y< tcf ≤15Y (12.5Y)	15Y< tcf ≤20Y (17.5Y)	tcf >20Y (25Y)

*	The number in brackets is the time bucket’s midpoint.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.4.2 Quantitative disclosure (cont’d)

(Caps on core deposit and average maturity by category for non-maturity deposits)

	Cap on proportion of core deposits (%)	Cap on average maturity of core deposits (years)
Retail/transactional	90	5
Retail/non-transactional	70	4.5
Wholesale	50	4

4.4.4.2 Quantitative disclosure

The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years.

(a) Kookmin Bank

ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			December 31, 2024
	changes in the economic value of equity capital ΔEVE		Changes in net interest income ΔNII	changes in the economic value of equity capital ΔEVE		Changes in net interest income ΔNII
Scenario 1 (Parallel shock up)	~~W~~	990,410	232,080	~~W~~	830,102	205,111
Scenario 2 (Parallel shock down)		—	99,869		—	—
Scenario 3 (Short rates down, long rates up)		664,573			398,065
Scenario 4 (Short rates up, long rates down)		327,654			447,275
Scenario 5 (Short rates shock up)		598,002			540,388
Scenario 6 (Short rates shock down)		226,291			132,113
Maximum out of six scenarios		990,410	232,080		830,102	205,111
Basic capital		36,960,176			35,059,009

(b) Non-bank subsidiaries

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025				December 31, 2024
	ΔEVE		ΔNII		ΔEVE		ΔNII
KB Securities Co., Ltd.	~~W~~	70,256	~~W~~	391,318	~~W~~	88,676	~~W~~	387,027
KB Kookmin Card Co., Ltd.		274,031		272,629		147,683		216,520
KB Capital Co., Ltd.		159,822		21,066		172,611		64,840
KB Savings Bank Co., Ltd.		5,822		99		15,125		568

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	10,254,448	~~W~~	712,594	~~W~~	415,862	~~W~~	41,663	~~W~~	838,694	~~W~~	1,356,433	~~W~~	13,619,694
Financial assets at fair value through profit or loss		10,388,505		38,112		1,201,278		200,651		3,008		600,243		12,431,797
Derivatives held for trading		141,239		118,786		7,950		22		1,953		1,738		271,688
Derivatives held for hedging		297,856		—		448		—		—		262		298,566
Loans measured at amortized cost		31,500,916		963,163		3,787,949		1,131,699		2,065,070		8,180,274		47,629,071
Financial assets at fair value through other comprehensive income		8,394,559		—		327,070		44,045		792,810		1,214,624		10,773,108
Financial assets at amortized cost		2,587,440		—		48,898		223,892		166,666		2,058,931		5,085,827
Other financial assets		3,977,269		238,243		151,066		46,328		81,261		520,470		5,014,637

	~~W~~	67,542,232	~~W~~	2,070,898	~~W~~	5,940,521	~~W~~	1,688,300	~~W~~	3,949,462	~~W~~	13,932,975	~~W~~	95,124,388

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,285,152	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,274	~~W~~	1,309,426
Derivatives held for trading		666,912		60,816		53,484		22		48		3,710		784,992
Derivatives held for hedging		98,639		—		5,225		202		—		18,186		122,252
Deposits		30,952,175		1,651,890		2,034,883		786,465		3,059,147		5,757,021		44,241,581
Borrowings		15,145,672		114,964		1,135,089		260,739		772,626		3,369,771		20,798,861
Debentures		9,024,519		—		4,716,769		96,619		—		756,655		14,594,562
Other financial liabilities		4,610,825		173,320		270,574		45,494		73,907		882,401		6,056,521

	~~W~~	61,783,894	~~W~~	2,000,990	~~W~~	8,216,024	~~W~~	1,189,541	~~W~~	3,905,728	~~W~~	10,812,018	~~W~~	87,908,195

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.5 Financial assets and liabilities denominated in foreign currencies (cont’d)

(In millions of Korean won)	December 31, 2024
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	9,171,037	~~W~~	739,998	~~W~~	328,861	~~W~~	61,561	~~W~~	566,160	~~W~~	1,308,772	~~W~~	12,176,389
Financial assets at fair value through profit or loss		8,481,069		3,104		945,556		152,459		404		447,628		10,030,220
Derivatives held for trading		288,228		8,111		10,297		616		13,604		3,450		324,306
Derivatives held for hedging		457,414		—		—		2		—		102		457,518
Loans measured at amortized cost		31,598,425		877,024		3,474,346		1,069,013		2,114,302		8,274,576		47,407,686
Financial assets at fair value through other comprehensive income		7,789,037		—		278,806		50,415		549,307		1,570,697		10,238,262
Financial assets at amortized cost		3,544,607		—		44,358		227,140		200,747		1,806,530		5,823,382
Other financial assets		3,621,636		38,182		97,946		44,483		57,331		310,716		4,170,294

	~~W~~	64,951,453	~~W~~	1,666,419	~~W~~	5,180,170	~~W~~	1,605,689	~~W~~	3,501,855	~~W~~	13,722,471	~~W~~	90,628,057

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,024,957	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,841	~~W~~	1,046,798
Derivatives held for trading		724,036		48,351		76,968		214		3,002		8,932		861,503
Derivatives held for hedging		161,114		—		2,264		1,144		—		11,119		175,641
Deposits		30,041,679		1,658,775		1,645,279		1,058,101		2,519,261		5,036,555		41,959,650
Borrowings		16,231,860		452,189		1,492,914		229,757		372,293		3,495,867		22,274,880
Debentures		9,785,607		—		3,902,818		—		—		656,664		14,345,089
Other financial liabilities		4,567,800		129,853		115,012		26,017		88,768		113,785		5,041,235

	~~W~~	62,537,053	~~W~~	2,289,168	~~W~~	7,235,255	~~W~~	1,315,233	~~W~~	2,983,324	~~W~~	9,344,763	~~W~~	85,704,796

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 9.0%, Tier 1 Capital ratio of 10.5%, and Total Capital ratio of 12.5%) as of December 31, 2025.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.6 Capital Management (cont’d)

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the actual amount of available capital) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate, and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Total Capital:	~~W~~	57,823,874	~~W~~	56,849,484
Tier 1 Capital		54,292,141		52,477,447
Common Equity Tier 1 Capital		49,353,374		46,794,302
Additional Tier 1 Capital		4,938,767		5,683,146
Tier 2 Capital		3,531,733		4,372,037
Risk-Weighted Assets:		356,995,709		345,980,580
Total Capital ratio (%):		16.20		16.43
Tier 1 Capital ratio (%)		15.21		15.17
Common Equity Tier 1 Capital ratio (%)		13.82		13.53

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of and for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	4,689,401	~~W~~	3,972,906	~~W~~	2,394,979	~~W~~	11,057,286	~~W~~	2,201,966	~~W~~	1,244,693	~~W~~	1,910,627	~~W~~	342,687	~~W~~	1,187,903	~~W~~	—	~~W~~	17,945,162
Intersegment net operating revenues (expenses)		147,541		—		198,221		345,762		(133,348)		74,857		(100,308)		43,025		466,350		(696,338)		—

	~~W~~	4,836,942	~~W~~	3,972,906	~~W~~	2,593,200	~~W~~	11,403,048	~~W~~	2,068,618	~~W~~	1,319,550	~~W~~	1,810,319	~~W~~	385,712	~~W~~	1,654,253	~~W~~	(696,338)	~~W~~	17,945,162

Net interest income (expenses)	~~W~~	5,840,658	~~W~~	3,626,216	~~W~~	1,190,928	~~W~~	10,657,802	~~W~~	631,520	~~W~~	(12,343)	~~W~~	1,593,320	~~W~~	(102,702)	~~W~~	522,688	~~W~~	(217,192)	~~W~~	13,073,093
Interest income		11,132,170		7,506,269		3,223,908		21,862,347		1,764,146		1,008,620		2,374,134		698,192		1,537,094		(88,433)		29,156,100
Interest expense		(5,291,512)		(3,880,053)		(2,032,980)		(11,204,545)		(1,132,626)		(1,020,963)		(780,814)		(800,894)		(1,014,406)		(128,759)		(16,083,007)
Net fee and commission income (expenses)		457,324		332,628		413,567		1,203,519		951,059		(37,244)		708,524		15,040		1,302,355		(44,966)		4,098,287
Fee and commission income		654,184		478,964		510,392		1,643,540		1,228,568		7,843		1,751,097		24,440		1,455,201		(337,168)		5,773,521
Fee and commission expense		(196,860)		(146,336)		(96,825)		(440,021)		(277,509)		(45,087)		(1,042,573)		(9,400)		(152,846)		292,202		(1,675,234)
Net insurance income(expenses)		—		—		—		—		—		766,635		6,771		464,304		—		65,663		1,303,373
Insurance income		—		—		—		—		—		11,388,443		13,590		1,019,925		—		(45,412)		12,376,546
Insurance expense		—		—		—		—		—		(10,621,808)		(6,819)		(555,621)		—		111,075		(11,073,173)
Net gains (losses) on financial instruments at fair value through profit or loss		(1,448)		—		933,790		932,342		427,374		514,300		10,687		1,172,272		594,226		(270,996)		3,380,205
Net other insurance finance expense		—		—		—		—		—		46,283		—		(1,073,004)		—		—		(1,026,721)
Net other operating income (expenses)		(1,459,592)		14,062		54,915		(1,390,615)		58,665		41,919		(508,983)		(90,198)		(765,016)		(228,847)		(2,883,075)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,941,244)	~~W~~	(1,860,412)	~~W~~	(847,660)	~~W~~	(4,649,316)	~~W~~	(1,070,482)	~~W~~	(161,447)	~~W~~	(606,306)	~~W~~	(170,723)	~~W~~	(535,421)	~~W~~	129,122	~~W~~	(7,064,573)
Operating income (expenses) before provision for credit losses		2,895,698		2,112,494		1,745,540		6,753,732		998,136		1,158,103		1,204,013		214,989		1,118,832		(567,216)		10,880,589
Reversal (provision) of credit losses		(820,198)		(201,844)		(10,914)		(1,032,956)		(94,018)		(18,512)		(765,040)		(1,423)		(452,201)		1,272		(2,362,878)
Net operating income (expenses)		2,075,500		1,910,650		1,734,626		5,720,776		904,118		1,139,591		438,973		213,566		666,631		(565,944)		8,517,711
Share of profit(loss) of associates and joint ventures		—		—		75,804		75,804		(8,489)		3,981		1,205		(146)		12,155		(57,658)		26,852
Net other non-operating income (expenses)		(7,121)		—		(474,240)		(481,361)		3,835		(1,729)		(8,207)		13,592		149,134		(36,681)		(361,417)
Segment profit (loss) before income tax expense		2,068,379		1,910,650		1,336,190		5,315,219		899,464		1,141,843		431,971		227,012		827,920		(660,283)		8,183,146
Income tax benefit (expense)		(528,075)		(465,397)		(496,928)		(1,490,400)		(222,958)		(363,176)		(102,993)		(87,683)		(106,754)		31,533		(2,342,431)

Profit (loss) for the year	~~W~~	1,540,304	~~W~~	1,445,253	~~W~~	839,262	~~W~~	3,824,819	~~W~~	676,506	~~W~~	778,667	~~W~~	328,978	~~W~~	139,329	~~W~~	721,166	~~W~~	(628,750)	~~W~~	5,840,715

Profit (loss) attributable to shareholders of the Parent Company	~~W~~	1,533,813	~~W~~	1,445,253	~~W~~	873,100	~~W~~	3,852,166	~~W~~	673,856	~~W~~	778,228	~~W~~	330,226	~~W~~	139,329	~~W~~	719,526	~~W~~	(660,169)	~~W~~	5,833,162
Profit (loss) attributable to non-controlling interests		6,491		—		(33,838)		(27,347)		2,650		439		(1,248)		—		1,640		31,419		7,553
Total assets *		244,324,619		182,734,005		157,876,343		584,934,967		76,461,426		45,377,597		30,235,710		35,585,902		66,608,064		(41,280,633)		797,923,033
Total liabilities *		227,897,241		217,055,771		101,026,314		545,979,326		69,572,471		39,725,458		24,597,933		32,795,927		28,844,053		(4,422,124)		737,093,044

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	5,281,537	~~W~~	4,165,446	~~W~~	637,177	~~W~~	10,084,160	~~W~~	1,772,379	~~W~~	1,447,658	~~W~~	2,107,801	~~W~~	366,433	~~W~~	1,249,740	~~W~~	—	~~W~~	17,028,171
Intersegment net operating revenues (expenses)		91,339		—		537,771		629,110		48,236		(172,748)		(59,531)		(1,236)		296,117		(739,948)		—

	~~W~~	5,372,876	~~W~~	4,165,446	~~W~~	1,174,948	~~W~~	10,713,270	~~W~~	1,820,615	~~W~~	1,274,910	~~W~~	2,048,270	~~W~~	365,197	~~W~~	1,545,857	~~W~~	(739,948)	~~W~~	17,028,171

Net interest income (expenses)	~~W~~	5,765,967	~~W~~	3,319,728	~~W~~	1,138,177	~~W~~	10,223,872	~~W~~	604,220	~~W~~	(27,286)	~~W~~	1,661,002	~~W~~	(137,380)	~~W~~	687,978	~~W~~	(185,692)	~~W~~	12,826,714
Interest income		12,100,679		7,760,970		3,349,423		23,211,072		1,783,459		899,571		2,464,356		645,953		1,586,364		(99,390)		30,491,385
Interest expense		(6,334,712)		(4,441,242)		(2,211,246)		(12,987,200)		(1,179,239)		(926,857)		(803,354)		(783,333)		(898,386)		(86,302)		(17,664,671)
Net fee and commission income (expenses)		410,424		241,799		460,655		1,112,878		788,521		(35,521)		770,218		8,295		1,248,859		(43,623)		3,849,627
Fee and commission income		600,466		390,775		552,868		1,544,109		1,012,768		10,271		1,817,271		16,340		1,414,179		(333,095)		5,481,843
Fee and commission expense		(190,042)		(148,976)		(92,213)		(431,231)		(224,247)		(45,792)		(1,047,053)		(8,045)		(165,320)		289,472		(1,632,216)
Net insurance income (expenses)		—		—		—		—		—		1,091,885		8,133		480,066		—		69,677		1,649,761
Insurance income		—		—		—		—		—		10,468,227		17,233		1,009,157		—		(38,426)		11,456,191
Insurance expense		—		—		—		—		—		(9,376,342)		(9,100)		(529,091)		—		108,103		(9,806,430)
Net gains (losses) on financial instruments at fair value through profit or loss		23,652		—		744,225		767,877		267,257		344,848		11,847		283,572		(13,103)		(650,217)		1,012,081
Net other insurance finance expense		—		—		—		—		—		(55,895)		—		(381,106)		—		—		(437,001)
Net other operating income (expenses)		(827,167)		603,919		(1,168,109)		(1,391,357)		160,617		(43,121)		(402,930)		111,750		(377,877)		69,907		(1,873,011)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(2,004,769)	~~W~~	(1,984,805)	~~W~~	(644,744)	~~W~~	(4,634,318)	~~W~~	(980,340)	~~W~~	(140,270)	~~W~~	(641,283)	~~W~~	(147,517)	~~W~~	(522,641)	~~W~~	127,745	~~W~~	(6,938,624)
Operating income (expenses) before provision for credit losses		3,368,107		2,180,641		530,204		6,078,952		840,275		1,134,640		1,406,987		217,680		1,023,216		(612,203)		10,089,547
Reversal (provision) of credit losses		(482,326)		(196,996)		(765)		(680,087)		(66,978)		1,945		(892,871)		712		(414,498)		7,491		(2,044,286)
Net operating income (expenses)		2,885,781		1,983,645		529,439		5,398,865		773,297		1,136,585		514,116		218,392		608,718		(604,712)		8,045,261
Share of profit (loss) of associates and joint ventures		—		—		7,402		7,402		(35,156)		2,272		1,238		(259)		(282)		7,901		(16,884)
Net other non-operating income (expenses)		(61,903)		—		(899,066)		(960,969)		3,059		(12,950)		9,755		6,694		(46,838)		(41,881)		(1,043,130)
Segment profit (loss) before income tax expense		2,823,878		1,983,645		(362,225)		4,445,298		741,200		1,125,907		525,109		224,827		561,598		(638,692)		6,985,247
Income tax benefit (expense)		(927,629)		(523,682)		157,415		(1,293,896)		(156,310)		(286,340)		(133,621)		(60,555)		(88,651)		62,732		(1,956,641)

Profit (loss) for the year	~~W~~	1,896,249	~~W~~	1,459,963	~~W~~	(204,810)	~~W~~	3,151,402	~~W~~	584,890	~~W~~	839,567	~~W~~	391,488	~~W~~	164,272	~~W~~	472,947	~~W~~	(575,960)	~~W~~	5,028,606

Profit (loss) attributable to shareholders of the Parent Company	~~W~~	1,877,266	~~W~~	1,459,963	~~W~~	(85,470)	~~W~~	3,251,759	~~W~~	585,682	~~W~~	839,494	~~W~~	402,715	~~W~~	164,272	~~W~~	470,606	~~W~~	(636,307)	~~W~~	5,078,221
Profit (loss) attributable to non-controlling interests		18,983		—		(119,340)		(100,357)		(792)		73		(11,227)		—		2,341		60,347		(49,615)
Total assets *		239,124,552		176,075,559		147,687,069		562,887,180		63,384,388		40,776,375		30,541,628		34,047,554		64,172,457		(37,964,050)		757,845,532
Total liabilities *		222,291,921		210,839,098		91,728,841		524,859,860		56,498,405		34,982,352		25,236,826		30,984,398		27,995,907		(2,527,397)		698,030,351

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Banking service	~~W~~	11,057,286	~~W~~	10,084,160
Securities service		2,201,966		1,772,379
Non-life insurance service		1,244,693		1,447,658
Credit card service		1,910,627		2,107,801
Life insurance service		342,687		366,433
Others		1,187,903		1,249,740

	~~W~~17,945,162		~~W~~17,028,171

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2025 and 2024, and major non-current assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2025		2024		December 31, 2025		December 31, 2024
Domestic	~~W~~	16,368,513	~~W~~	15,530,844	~~W~~	8,977,713	~~W~~	9,915,068
United States		79,615		128,325		31,788		35,576
New Zealand		1,013		12,580		597		829
China		165,709		167,621		22,657		22,271
Cambodia		690,871		595,562		96,493		101,879
United Kingdom		73,297		71,545		10,572		9,023
Indonesia		320,419		320,741		466,781		430,632
Others		245,725		200,953		29,490		35,746
Consolidation adjustments		—		—		331,317		564,851

	~~W~~	17,945,162	~~W~~	17,028,171	~~W~~	9,967,408	~~W~~	11,115,875

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	34,776,877	~~W~~	34,775,543
Financial assets at fair value through profit or loss:		89,862,530		89,862,530
Due from financial institutions		64,438		64,438
Debt securities		80,553,348		80,553,348
Equity securities		7,601,453		7,601,453
Loans		1,231,012		1,231,012
Others		412,279		412,279
Derivatives held for trading		7,748,371		7,748,371
Derivatives held for hedging		429,685		429,685
Loans measured at amortized cost		491,978,044		493,706,126
Securities measured at amortized cost		35,067,192		34,483,439
Financial assets at fair value through other comprehensive income:		99,919,485		99,919,485
Debt securities		93,312,419		93,312,419
Equity securities		4,611,983		4,611,983
Loans		1,995,083		1,995,083
Other financial assets		19,069,696		19,069,696

	~~W~~	778,851,880	~~W~~	779,994,875

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss		7,981,018		7,981,018
Derivatives held for trading		7,687,305		7,687,305
Derivatives held for hedging		546,984		546,984
Deposits		462,397,026		462,628,538
Borrowings		70,728,396		70,659,088
Debentures		80,049,270		80,201,757
Other financial liabilities		40,469,257		40,469,257

	~~W~~	673,198,828	~~W~~	673,513,519

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,869,111	~~W~~	29,869,335
Financial assets at fair value through profit or loss:		79,450,093		79,450,093
Due from financial institutions		59,838		59,838
Debt securities		73,768,636		73,768,636
Equity securities		4,275,337		4,275,337
Loans		1,187,763		1,187,763
Others		158,519		158,519
Derivatives held for trading		10,954,870		10,954,870
Derivatives held for hedging		775,897		775,897
Loans measured at amortized cost		472,071,840		473,234,273
Securities measured at amortized cost		37,113,552		36,572,012
Financial assets at fair value through other comprehensive income:		93,895,912		93,895,912
Debt securities		88,735,996		88,735,996
Equity securities		3,713,288		3,713,288
Loans		1,446,628		1,446,628
Other financial assets		14,404,227		14,404,227

	~~W~~	738,535,502	~~W~~	739,156,619

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		8,002,499		8,002,499
Derivatives held for trading		11,409,695		11,409,695
Derivatives held for hedging		373,799		373,799
Deposits		435,687,897		435,991,820
Borrowings		68,077,012		68,046,196
Debentures		76,171,257		76,583,392
Other financial liabilities		33,594,883		33,594,883

	~~W~~	636,034,774	~~W~~	636,720,016

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	32,165,510	~~W~~	35,812,155	~~W~~	21,884,865	~~W~~	89,862,530
Due from financial institutions		—		—		64,438		64,438
Debt securities		26,010,266		35,590,894		18,952,188		80,553,348
Equity securities		5,742,965		221,261		1,637,227		7,601,453
Loans		—		—		1,231,012		1,231,012
Others		412,279		—		—		412,279
Derivatives held for trading		174,420		7,360,773		213,178		7,748,371
Derivatives held for hedging		—		429,685		—		429,685
Financial assets at fair value through other comprehensive income:		49,129,214		48,982,122		1,808,149		99,919,485
Debt securities		48,548,227		44,764,192		—		93,312,419
Equity securities		580,987		2,222,847		1,808,149		4,611,983
Loans		—		1,995,083		—		1,995,083

	~~W~~81,469,144		~~W~~92,584,735		~~W~~23,906,192		~~W~~197,960,071

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572	~~W~~	—	~~W~~	—	~~W~~	3,339,572
Financial liabilities designated at fair value through profit or loss		507,900		1,391,155		6,081,963		7,981,018
Derivatives held for trading		226,234		7,036,258		424,813		7,687,305
Derivatives held for hedging		—		546,984		—		546,984

	~~W~~ 4,073,706		~~W~~ 8,974,397		~~W~~ 6,506,776		~~W~~ 19,554,879

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	25,554,893	~~W~~	33,768,117	~~W~~	20,127,083	~~W~~	79,450,093
Due from financial institutions		—		—		59,838		59,838
Debt securities		22,775,948		33,630,189		17,362,499		73,768,636
Equity securities		2,620,426		137,928		1,516,983		4,275,337
Loans		—		—		1,187,763		1,187,763
Others		158,519		—		—		158,519
Derivatives held for trading		20,637		10,682,718		251,515		10,954,870
Derivatives held for hedging		—		775,897		—		775,897
Financial assets at fair value through other comprehensive income:		43,858,598		48,537,327		1,499,987		93,895,912
Debt securities		43,319,466		45,416,530		—		88,735,996
Equity securities		539,132		1,674,169		1,499,987		3,713,288
Loans		—		1,446,628		—		1,446,628

	~~W~~	69,434,128	~~W~~	93,764,059	~~W~~	21,878,585	~~W~~	185,076,772

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		300,489		1,529,492		6,172,518		8,002,499
Derivatives held for trading		353,074		10,458,585		598,036		11,409,695
Derivatives held for hedging		—		373,799		—		373,799

	~~W~~	3,371,295	~~W~~	12,361,876	~~W~~	6,770,554	~~W~~	22,503,725

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,812,155
Debt securities		35,590,894	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		221,261	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		7,360,773	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		429,685	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,982,122
Debt securities		44,764,192	DCF Model, Option Model, Hull-white Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,222,847	DCF Model	Interest rate, Discount rate, and others
Loans		1,995,083	DCF Model	Discount rate

	~~W~~	92,584,735

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,391,155	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,036,258	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		546,984	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	8,974,397

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,768,117
Debt securities		33,630,189	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		137,928	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		10,682,718	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		775,897	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,537,327
Debt securities		45,416,530	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate
Equity securities		1,674,169	DCF Model	Interest rate, Discount rate
Loans		1,446,628	DCF Model	Discount rate

	~~W~~	93,764,059

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,529,492	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying assets, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		10,458,585	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		373,799	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	12,361,876

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,443,177	~~W~~	30,509,973	~~W~~	1,822,393	~~W~~	34,775,543
Loans measured at amortized cost		—		78,800		493,627,326		493,706,126
Securities measured at amortized cost [2]		3,728,583		30,729,485		25,371		34,483,439
Other financial assets [2]		—		—		19,069,696		19,069,696

	~~W~~	6,171,760	~~W~~	61,318,258	~~W~~	514,544,786	~~W~~	582,034,804

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	189,727,760	~~W~~	272,900,778	~~W~~	462,628,538
Borrowings [3]		—		3,063,522		67,595,566		70,659,088
Debentures		—		70,382,029		9,819,728		80,201,757
Other financial liabilities [2]		—		—		40,469,257		40,469,257

	~~W~~	—	~~W~~	263,173,311	~~W~~	390,785,329	~~W~~	653,958,640

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,353,334	~~W~~	24,731,260	~~W~~	2,784,741	~~W~~	29,869,335
Loans measured at amortized cost		—		106,823		473,127,450		473,234,273
Securities measured at amortized cost [2]		4,746,587		31,799,265		26,160		36,572,012
Other financial assets [2]		—		—		14,404,227		14,404,227

	~~W~~ 7,099,921		~~W~~ 56,637,348		~~W~~ 490,342,578		~~W~~ 554,079,847

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	174,567,804	~~W~~	261,424,016	~~W~~	435,991,820
Borrowings [3]		—		4,441,612		63,604,584		68,046,196
Debentures		—		67,455,577		9,127,815		76,583,392
Other financial liabilities [2]		—		—		33,594,883		33,594,883

	~~W~~	—	~~W~~	246,464,993	~~W~~	367,751,298	~~W~~	614,216,291

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~ 731 million and ~~W~~ 15,155 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	78,800	DCF Model	Discount rate
Securities measured at amortized cost		30,729,485	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~30,808,285

Financial liabilities
Borrowings	~~W~~	3,062,791	DCF Model	Discount rate
Debentures		70,382,029	DCF Model	Discount rate

	~~W~~73,444,820

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	106,823	DCF Model	Discount rate
Securities measured at amortized cost		31,799,265	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~31,906,088

Financial liabilities
Borrowings	~~W~~	4,426,457	DCF Model	Discount rate
Debentures		67,455,577	DCF Model	Discount rate

	~~W~~71,882,034

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,822,393	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		493,627,326	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	495,449,719

Financial liabilities
Deposits	~~W~~	272,900,778	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		67,595,566	DCF Model	Other spread, Contractual cash flows, Discount rate, Interest rate
Debentures		9,819,728	DCF Model	Contractual cash flows, Discount rate, and others

	~~W~~	350,316,072

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,784,741	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		473,127,450	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	475,912,191

Financial liabilities
Deposits	~~W~~	261,424,016	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		63,604,584	DCF Model	Other spread, Contractual cash flows, Discount rate
Debentures		9,127,815	DCF Model	Contractual cash flows, Discount rate, and others

	~~W~~	334,156,415

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,763	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,522)
Total gains or losses:
Profit or loss		4,600		481,169		(27,174)		—		(399,502)		28,130
Other comprehensive income (loss)		—		—		—		183,810		(2,871)		—
Purchases		—		4,833,317		3,182,684		219,861		—		11
Sales		—		(3,554,084)		(3,112,261)		(87,718)		—		(100)
Issues		—		—		—		—		(4,566,704)		(6,709)
Settlements		—		—		—		—		5,059,632		117,965
Transfers into Level 3 *		—		7,518		—		—		—		—
Transfers out of Level 3 *		—		(57,987)		—		(7,791)		—		(4,410)

Ending	~~W~~	64,438	~~W~~	20,589,415	~~W~~	1,231,012	~~W~~	1,808,149	~~W~~	(6,081,963)	~~W~~	(211,635)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,748	~~W~~	183,490	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		6,047		488,988		44,863		—		(268,251)		(256,240)
Other comprehensive income (loss)		—		2		—		(197,070)		(10,816)		—
Purchases		—		3,820,317		1,493,924		246,560		—		5,042
Sales		—		(3,280,871)		(534,676)		(411)		—		(5,362)
Issues		—		—		—		—		(4,200,664)		(2,960)
Settlements		—		—		—		—		5,335,699		579,732
Transfers into Level 3 *		—		6,142		162		—		—		—
Transfers out of Level 3 *		—		(141,844)		—		—		—		—

Ending	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,763	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,522)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025						2024
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	125,170	~~W~~	(37,947)	~~W~~	—	~~W~~	(364,765)	~~W~~	380,172	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		283,938		(24,367)		—		(45,787)		322,839		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	64,438	Hull-white Model	Volatility	0.5	The higher the volatility, the higher the fair value fluctuation
Debt securities		18,952,188	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.50 ~ 63.60	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.86 ~ 12.88	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 34.17	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,637,227

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	7.22 ~ 14.92	The lower the discount rate, the higher the fair value
				Volatility	0.46 ~ 78.10	The higher the volatility, the higher the fair value fluctuation
Loans		1,231,012	DCF Model	Discount rate	5.27 ~ 8.93	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	191,383	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	3.00 ~ 59.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,795	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	0.54 ~ 0.80	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	14.91 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,808,149	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	4.82 ~ 17.33	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 26.47	The higher the volatility, the higher the fair value fluctuation

	~~W~~	23,906,192

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,081,963	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.54 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		45,370	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	22.48 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Others		379,443	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.20	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.54 ~ 23.36	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.89 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,506,776

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	59,838	Hull-white Model	Volatility	0.46 ~ 0.62	The higher the volatility, the higher the fair value fluctuation
Debt securities		17,362,499

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.46 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 15.53	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 29.90	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	90.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,516,983

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.90 ~ 33.90	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 0.71	The higher the volatility, the higher the fair value fluctuation
Loans		1,187,763	DCF Model	Discount rate	8.54	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	30,246	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	18.85 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		221,269	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	0.57 ~ 25.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,499,987	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.01 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 31.79	The higher the volatility, the higher the fair value fluctuation

	~~W~~	21,878,585

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,172,518	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.51 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		159,769	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	0.57 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		438,267	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.70 ~ 3.74	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.51 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-26.22 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,770,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	11	~~W~~	(11)	~~W~~	—	~~W~~	—
Debt securities [4]		108,191		(107,444)		—		—
Equity securities [3]		38,454		(24,736)		—		—
Loans [5]		4,467		(3,416)		—		—
Derivatives held for trading [2]		6,820		(7,209)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,358		(38,779)

	~~W~~	157,943	~~W~~	(142,816)	~~W~~	57,358	~~W~~	(38,779)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	14,921	~~W~~	(13,977)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		9,346		(10,111)		—		—

	~~W~~	24,267	~~W~~	(24,088)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	141	~~W~~	(151)	~~W~~	—	~~W~~	—
Debt securities [4]		103,717		(102,842)		—		—
Equity securities [3]		35,920		(19,754)		—		—
Loans [5]		2,329		(2,119)		—		—
Derivatives held for trading [2]		14,878		(16,535)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,795		(36,073)

	~~W~~	156,985	~~W~~	(141,401)	~~W~~	57,795	~~W~~	(36,073)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	16,840	~~W~~	(16,760)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		22,119		(24,506)		—		—

	~~W~~	38,959	~~W~~	(41,266)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value, growth rate by ±1%p and volatility of underlying asset by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by +3% or ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Balance at the beginning of the year	~~W~~	12,141	~~W~~	23,430
New transactions		78,864		49,078
Changes during the year		(58,271)		(60,367)

Balance at the end of the year	~~W~~	32,734	~~W~~	12,141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,776,877	~~W~~	—	~~W~~	34,776,877
Financial assets at fair value through profit or loss		89,862,530		—		—		—		—		89,862,530
Derivative financial assets		7,748,371		—		—		—		429,685		8,178,056
Loans measured at amortized cost		—		—		—		491,978,044		—		491,978,044
Financial investments		—		95,307,502		4,611,983		35,067,192		—		134,986,677
Other financial assets		—		—		—		19,069,696		—		19,069,696

	~~W~~	97,610,901	~~W~~	95,307,502	~~W~~	4,611,983	~~W~~	580,891,809	~~W~~	429,685	~~W~~	778,851,880

(In millions of Korean won)	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,339,572		\7,981,018	~~W~~	—	~~W~~	—	~~W~~	11,320,590
Derivative financial liabilities		7,687,305		—		—		546,984		8,234,289
Deposits		—		—		462,397,026		—		462,397,026
Borrowings		—		—		70,728,396		—		70,728,396
Debentures		—		—		80,049,270		—		80,049,270
Other financial liabilities*		—		—		40,469,257		—		40,469,257

	~~W~~	11,026,877	~~W~~	7,981,018	~~W~~	653,643,949	~~W~~	546,984	~~W~~	673,198,828

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,869,111	~~W~~	—	~~W~~	29,869,111
Financial assets at fair value through profit or loss		79,450,093		—		—		—		—		79,450,093
Derivative financial assets		10,954,870		—		—		—		775,897		11,730,767
Loans measured at amortized cost		—		—		—		472,071,840		—		472,071,840
Financial investments		—		90,182,623		3,713,289		37,113,552		—		131,009,464
Other financial assets		—		—		—		14,404,227		—		14,404,227

	~~W~~	90,404,963	~~W~~	90,182,623	~~W~~	3,713,289	~~W~~	553,458,730	~~W~~	775,897	~~W~~	738,535,502

(In millions of Korean won)	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	8,002,499	~~W~~	—	~~W~~	—	~~W~~	10,720,231
Derivative financial liabilities		11,409,695		—		—		373,799		11,783,494
Deposits		—		—		435,687,897		—		435,687,897
Borrowings		—		—		68,077,012		—		68,077,012
Debentures		—		—		76,171,257		—		76,171,257
Other financial liabilities*		—		—		33,594,883		—		33,594,883

	~~W~~	14,127,427	~~W~~	8,002,499	~~W~~	613,531,049	~~W~~	373,799	~~W~~	636,034,774

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	564	~~W~~	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		36		36

			~~W~~	600	~~W~~	600

(In millions of Korean won)	December 31, 2024
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	564	~~W~~	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		39		39

			~~W~~	603	~~W~~	603

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 9th Securitization Co., Ltd. [1]	~~W~~	498,031	~~W~~	495,938	~~W~~	249,898	~~W~~	247,071
KB Kookmin Card 10th Securitization Co., Ltd. [1]		832,813		829,069		286,754		286,743
KB Kookmin Card 11th Securitization Co., Ltd. [1]		636,665		633,826		399,976		397,641
KB Kookmin Card 12th Securitization Co., Ltd. [1]		1,124,943		1,119,857		716,236		713,045
KB Kookmin Card 13th Securitization Co., Ltd. [1]		875,541		871,600		573,473		568,123
KB Kookmin Card 14th Securitization Co., Ltd. [1]		1,170,261		1,165,362		571,787		552,528
KB Auto Fifth Asset Securitization Specialty Co., Ltd. [2]		170,183		169,608		132,256		135,500

	~~W~~5,308,437		~~W~~5,285,260		~~W~~2,930,380		~~W~~2,900,651

(In millions of Korean won)	December 31, 2024
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 8th Securitization Co., Ltd. [1]	~~W~~	472,066	~~W~~	469,890	~~W~~	99,987	~~W~~	99,614
KB Kookmin Card 9th Securitization Co., Ltd. [1]		524,464		521,961		249,894		240,491
KB Kookmin Card 10th Securitization Co., Ltd. [1]		882,641		878,117		586,517		579,432
KB Kookmin Card 11th Securitization Co., Ltd. [1]		677,194		673,664		399,932		390,463
KB Kookmin Card 12th Securitization Co., Ltd. [1]		1,196,421		1,190,160		732,558		719,230
KB Kookmin Card 13th Securitization Co., Ltd. [1]		935,938		931,006		586,980		570,700
KB Auto Fifth Asset Securitization Specialty Co., Ltd. [2]		383,856		381,391		209,594		217,115

	~~W~~	5,072,580	~~W~~	5,046,189	~~W~~	2,865,462	~~W~~	2,817,045

[1]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as the remaining balance of the eligible underlying assets in trust-type asset securitization is below the solvency ratio (minimum ratio: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts.

[2]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as when the trusted assets do not meet the eligibility requirements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.4.3 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements	~~W~~	9,678,686	~~W~~	9,400,196
Loaned securities:
Government and public bonds		11,958,428		—
Stock		632		—
Others		—		—

	~~W~~	21,637,746	~~W~~	9,400,196

(In millions of Korean won)	December 31, 2024
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements	~~W~~	9,520,281	~~W~~	9,287,665
Loaned securities:
Government and public bonds		3,854,697		—
Stock		6,046		—
Others		75,293		—

	~~W~~	13,456,317	~~W~~	9,287,665

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.4.4 Securitization of Financial Assets

The structured entities subject to consolidation have issued asset-backed securities using the loans and other receivables held by the Group as securitized assets. As a result of these securitization transactions, the contractual cash flows of the securitized assets are transferred to the holders of the asset-backed securities. The Group, in relation to the transfer of financial assets for securitization, bears the contractual obligation to pay the cash flows to one or more recipients, such as repurchase agreements, for all transferred financial assets that exist but have not been derecognized as of the reporting date.

Details of carrying amounts of the underlying assets and the associated liabilities related to securitization transactions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025		December 31, 2024
Underlying assets	Financial assets at fair value through profit or loss	~~W~~	319,913	~~W~~	93,804
	Loans measured at amortized cost *		2,605,512		3,007,341

		~~W~~	2,925,425	~~W~~	3,101,145

Associated liabilities	Debentures	~~W~~	2,850,790	~~W~~	3,149,021

*	Before netting of allowance

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position because the Group has the legal right of offset and settles in net amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	7,988,214	~~W~~	—	~~W~~	7,988,214
Derivatives held for hedging		429,685		—		429,685	~~W~~	(4,801,687)	~~W~~	(177,871)	~~W~~	3,438,341
Unsettled spot exchange receivable		6,887,996		—		6,887,996		(6,778,593)		—		109,403
Bonds purchased under repurchase agreements		10,175,247		—		10,175,247		(10,175,247)		—		—
Domestic exchange settlement debits		73,785,133		(72,456,156)		1,328,977		(768)		—		1,328,209
Other financial instruments		4,936,397		(4,350,832)		585,565		—		—		585,565

	~~W~~	104,202,672	~~W~~	(76,806,988)	~~W~~	27,395,684	~~W~~	(21,756,295)	~~W~~	(177,871)	~~W~~	5,461,518

(In millions of Korean won)	December 31, 2024
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	11,227,882	~~W~~	—	~~W~~	11,227,882
Derivatives held for hedging		775,897		—		775,897	~~W~~	(6,621,613)	~~W~~	(195,584)	~~W~~	5,186,582
Unsettled spot exchange receivable		6,287,655		—		6,287,655		(6,213,292)		—		74,363
Bonds purchased under repurchase agreements		5,405,878		—		5,405,878		(4,910,653)		—		495,225
Securities borrowing agreements		75,293		—		75,293		(75,293)		—		—
Domestic exchange settlement debits		63,055,082		(62,577,496)		477,586		(3,315)		—		474,271
Other financial instruments		1,719,547		(1,687,731)		31,816		—		—		31,816

	~~W~~	88,547,234	~~W~~	(64,265,227)	~~W~~	24,282,007	~~W~~	(17,824,166)	~~W~~	(195,584)	~~W~~	6,262,257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	8,896,951	~~W~~	—	~~W~~	8,896,951
Derivatives held for hedging		546,985		—		546,985	~~W~~	(7,752,738)	~~W~~	(66,028)	~~W~~	1,625,170
Unsettled spot exchange payable		6,893,312		—		6,893,312		(6,731,054)		—		162,258
Bonds sold under repurchase agreements *		13,425,697		—		13,425,697		(13,425,697)		—		—
Securities borrowing agreements		2,923,691		—		2,923,691		(2,915,160)		—		8,531
Domestic exchange settlement credits		72,554,289		(72,456,156)		98,133		(94,681)		—		3,452
Other financial instruments		4,539,658		(4,350,832)		188,826		—		—		188,826

	~~W~~	109,780,583	~~W~~	(76,806,988)	~~W~~	32,973,595	~~W~~	(30,919,330)	~~W~~	(66,028)	~~W~~	1,988,237

(In millions of Korean won)	December 31, 2024
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	12,543,672	~~W~~	—	~~W~~	12,543,672	~~W~~	(10,689,585)	~~W~~	(76,853)	~~W~~	2,151,033
Derivatives held for hedging		373,799		—		373,799
Unsettled spot exchange payable		6,289,630		—		6,289,630		(6,213,292)		—		76,338
Bonds sold under repurchase agreements *		12,794,534		—		12,794,534		(12,794,534)		—		—
Securities borrowing agreements		2,558,520		—		2,558,520		(2,558,520)		—		—
Domestic exchange settlement credits		62,872,822		(62,577,496)		295,326		(292,699)		—		2,627
Other financial instruments		1,784,437		(1,687,731)		96,706		—		—		96,706

	~~W~~	99,217,414	~~W~~	(64,265,227)	~~W~~	34,952,187	~~W~~	(32,548,630)	~~W~~	(76,853)	~~W~~	2,326,704

*	Includes bonds sold under repurchase agreements to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of December 31, 2025	December 31, 2025		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	13,939,438	~~W~~	11,635,481
	Due from banks	KEB Hana Bank and others	0.00 ~ 4.16		4,141,440		3,342,114
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 3.33		1,696,282		1,473,585

					19,777,160		16,451,180

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.75		9,115,862		7,767,797
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others	0.00 ~ 6.75		405,700		634,903
	Due from others	Yuanta Bank(Taiwan) and others	0.00 ~ 6.70		3,270,336		2,937,813

					12,791,898		11,340,513

				~~W~~	32,569,058	~~W~~	27,791,693

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

7.2 Details of restricted due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2025		December 31, 2024		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	13,939,438	~~W~~	11,635,481	Bank of Korea Act
	Due from banks	KEB Hana Bank and others		130,640		106,500	Pledges and others
	Due from others	Korea Securities Finance Corporation and others		1,630,914		1,254,615	Derivatives margin account and others

				15,700,992		12,996,596

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		3,392,616		2,736,871	Bank of Korea Act and others
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others		81,983		98,264	Bank Act of the State of New York and others
	Due from others	Yuanta Bank (Taiwan) and others		3,002,267		2,709,177	Derivatives margin account and others

				6,476,866		5,544,312

			~~W~~	22,177,858	~~W~~	18,540,908

*	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,572	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(172)		—		—
Business Combination		—		—		—
Others		(50)		—		—

Ending	~~W~~	1,350	~~W~~	—	~~W~~	—

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		472		—		—
Business Combination		—		—		—
Others		79		—		—

Ending	~~W~~	1,572	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	~~W~~	839,641	Performance guarantee for loan transactions
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		4,227,877	Repurchase agreements
	The Korea Securities Depository and others		11,148,996	Securities borrowing transactions
	The Bank of Korea		3,314,236	Borrowings from the Bank of Korea
	Korea Exchange (“KRX”) and others		1,775,290	Derivatives transactions
	Others		6,531	Others

			20,472,930

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		4,310,743	Repurchase agreements
	The Korea Securities Depository and others		4,041,764	Securities borrowing transactions
	The Bank of Korea		2,045,260	Borrowings from the Bank of Korea
	The Bank of Korea		975,999	Settlement risk of the Bank of Korea
	The Korea Securities Depository and others		2,774,232	Derivatives transactions
	Mitsui Sumitomo Bank, Seoul Branch and others		586,089	Others

			14,734,087

Securities measured at amortized cost	The Bank of Korea and others		1,140,066	Repurchase agreements
	The Bank of Korea		2,440,585	Borrowings from the Bank of Korea
	The Bank of Korea		7,625,707	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		488,326	Derivatives transactions
	The Bank of Korea and others		660,079	Others

			12,354,763

Loans	Others		12,250,820	Covered bond and others
Real estate	Shinhan Bank and others		1,009,578	Borrowings from bank and others

		~~W~~	61,661,819

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

8.1 Details of assets pledged as collateral as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	~~W~~	651,988	Performance guarantee for loan transactions
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		4,366,425	Repurchase agreements
	The Korea Securities Depository and others		9,908,291	Securities borrowing transactions
	Samsung Futures Inc. and others		1,644,059	Derivatives transactions

			15,918,775

Financial assets at fair value through other comprehensive income	The Bank of Korea and others		4,058,186	Repurchase agreements
	The Korea Securities Depository and others		2,510,368	Securities borrowing transactions
	The Bank of Korea		2,237,952	Borrowings from the Bank of Korea
	The Bank of Korea		994,678	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		2,511,706	Derivatives transactions
	Others		662,227	Others

			12,975,117

Securities measured at amortized cost	The Bank of Korea and others		1,031,256	Repurchase agreements
	The Bank of Korea		2,802,901	Borrowings from the Bank of Korea
	The Bank of Korea		7,627,587	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,065,109	Derivatives transactions
	The Bank of Korea and others		818,270	Others

			13,345,123

Loans	Others		14,572,142	Covered bond and others
Real estate	Hanwha Life Insurance Co., Ltd. and others		1,223,346	Borrowings from bank and others

		~~W~~	58,686,491

In addition, the Group provided ~~W~~ 10,485,363 million and 8,027,229 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	10,723,045	~~W~~	—	~~W~~	10,723,045

(In millions of Korean won)	December 31, 2024
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	4,933,491	~~W~~	—	~~W~~	4,933,491

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.1 Details of derivative financial instruments held for trading as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025						December 31, 2024
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	24,101,504	~~W~~	963,680	~~W~~	629,846	~~W~~	18,253,487	~~W~~	577,037	~~W~~	736,622
Futures*		5,703,719		458		1,340		6,388,783		1,178		5,407
Swaps		266,475,478		447,025		632,389		334,595,285		405,611		552,316
Options		6,376,000		185,054		149,207		7,108,100		152,220		146,648

		302,656,701		1,596,217		1,412,782		366,345,655		1,136,046		1,440,993

Currency
Forwards		137,979,537		3,320,819		1,774,894		136,815,645		5,848,876		3,326,427
Futures*		825,744		728		20		723,795		1,694		234
Swaps		70,367,044		2,316,840		3,679,947		82,498,194		3,587,141		5,960,622
Options		1,741,288		10,700		11,361		1,999,773		23,808		25,374

		210,913,613		5,649,087		5,466,222		222,037,407		9,461,519		9,312,657

Stock and index
Futures*		3,577,413		396		6,881		2,151,606		3,260		7,963
Swaps		6,129,959		237,117		380,095		4,963,174		278,278		156,825
Options		2,518,452		209,753		162,989		2,641,003		15,331		171,368

		12,225,824		447,266		549,965		9,755,783		296,869		336,156

Credit
Swaps		5,265,645		35,971		26,470		4,797,110		37,123		27,397

		5,265,645		35,971		26,470		4,797,110		37,123		27,397

Commodity
Futures*		81,631		1,056		1,949		42,764		1,191		1,012
Swaps		568,778		10,572		10,185		1,297,183		12,390		11,781
Options		101,737		3,072		3,109		292,290		3,018		3,130

		752,146		14,700		15,243		1,632,237		16,599		15,923

Others		824,241		5,130		216,623		891,012		6,715		276,569

	~~W~~	532,638,170	~~W~~	7,748,371	~~W~~	7,687,305	~~W~~	605,459,204	~~W~~	10,954,871	~~W~~	11,409,695

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,146,871	~~W~~	402,995	~~W~~	94,321	~~W~~	880,581	~~W~~	1,531,878	~~W~~	570,923	~~W~~	8,627,569
Average price condition (%)		3.67		4.31		4.85		5.92		2.96		3.73		3.86
Average price condition (USD/KRW)		1,362.39		1,356.40		—		—		—		—		1,362.03
Average price condition (EUR/KRW)		1,556.92		1,481.21		—		—		—		—		1,541.37
Average price condition (AUD/KRW)		911.05		—		—		—		—		—		911.05
Average price condition (GBP/KRW)		1,862.01		—		—		—		—		—		1,862.01
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,715,273	~~W~~	3,779,416	~~W~~	3,059,931	~~W~~	1,172,452	~~W~~	578,761	~~W~~	—	~~W~~	12,305,833
Average price condition (%)		3.46		4.37		3.96		3.47		—		—		3.94
Average price condition (USD/KRW)		1,264.42		1,433.62		1,344.27		1,353.74		1,411.82		—		1,351.96
Average price condition (EUR/KRW)		1,501.00		1,560.67		1,505.50		—		—		—		1,526.90
Average price condition (AUD/KRW)		896.73		932.6		—		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	242,498	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	242,498
Average price condition (USD/KRW)		1,173.81		—		—		—		—		—		1,173.81

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,071,561	~~W~~	1,674,709	~~W~~	444,487	~~W~~	189,448	~~W~~	941,835	~~W~~	1,998,080	~~W~~	10,320,120
Average price condition (%)		4.58		4.65		4.71		5.74		6.69		3.81		4.68
Average price condition (USD/KRW)		1,341.52		1,298.73		1,276.69		—		—		—		1,325.95
Average price condition (EUR/KRW)		1,464.04		1,469.25		1,447.53		—		—		—		1,464.60
Average price condition (AUD/KRW)		891.13		885.60		—		—		—		—		890.56
Average price condition (GBP/KRW)		1,539.22		—		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,385,743	~~W~~	3,059,818	~~W~~	2,779,439	~~W~~	981,453	~~W~~	545,140	~~W~~	—	~~W~~	9,751,593
Average price condition (%)		3.05		4.14		4.98		4.91		3.71		—		4.43
Average price condition (USD/KRW)		1,228.80		1,250.67		1,331.02		1,254.81		1,373.85		—		1,282.82
Average price condition (EUR/KRW)		1,374.73		1,501.00		—		1,392.00		—		—		1,423.08
Average price condition (AUD/KRW)		851.50		889.00		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	15,876	~~W~~	236,670	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	252,546
Average price condition (USD/KRW)		1,071.00		1,178.91		—		—		—		—		1,172.13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,516,538	~~W~~	—	~~W~~	(5,529)	~~W~~	—	~~W~~	(13,622)
	Debt securities in foreign currencies		1,285,924		—		(628)		—		39,119
	Deposits in Korean won		—		196,865		—		6,865		(3,624)
	Deposits in foreign currencies		—		1,044,993		—		(1,334)		(6,254)
	Debentures in Korean won		—		1,342,625		—		(117,375)		8,310
	Debentures in foreign currencies		—		809,157		—		(23,085)		(29,794)

			2,802,462		3,393,640		(6,157)		(134,929)		(5,865)

Currency	Debt securities in foreign currencies		1,539,305		—		365,464		—		(1,292)

			1,539,305		—		365,464		—		(1,292)

		~~W~~	4,341,767	~~W~~	3,393,640	~~W~~	359,307	~~W~~	(134,929)	~~W~~	(7,157)

(In millions of Korean won)		December 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,062,063	~~W~~	—	~~W~~	(15,065)	~~W~~	—	~~W~~	27,699
	Debt securities in foreign currencies		1,699,241		—		(44,081)		—		21,357
	Deposits in Korean won		—		246,258		—		6,258		(6,272)
	Deposits in foreign currencies		—		301,107		—		(7,593)		926
	Debentures in Korean won		—		2,320,923		—		(109,077)		(35,453)
	Debentures in foreign currencies		—		1,523,883		—		(63,717)		(4,989)

			3,761,304		4,392,171		(59,146)		(174,129)		3,268

Currency	Debt securities in foreign currencies		1,798,273		—		301,740		—		217,776

			1,798,273		—		301,740		—		217,776

		~~W~~	5,559,577	~~W~~	4,392,171	~~W~~	242,594	~~W~~	(174,129)	~~W~~	221,044

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Futures	~~W~~	1,007,300	~~W~~	—	~~W~~	—	~~W~~	21,890
Swaps		5,336,065		89,917		17,610		(16,491)

	~~W~~	6,343,365	~~W~~	89,917	~~W~~	17,610	~~W~~	5,399
Currency
Forwards		2,284,204		4,563		107,590		(66,011)

	~~W~~	8,627,569	~~W~~	94,480	~~W~~	125,200	~~W~~	(60,612)

(In millions of Korean won)	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Futures	~~W~~	720,000	~~W~~	—	~~W~~	—	~~W~~	1,787
Swaps		7,648,200		84,530		62,666		(3,658)

	~~W~~	8,368,200	~~W~~	84,530	~~W~~	62,666	~~W~~	(1,871)
Currency
Forwards		1,951,920		62		119,228		(190,426)

	~~W~~	10,320,120	~~W~~	84,592	~~W~~	181,894	~~W~~	(192,297)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Hedge accounting
Interest rate	~~W~~	(466)	~~W~~	1,397
Currency		(67,303)		27,351

	~~W~~	(67,769)	~~W~~	28,748

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments	~~W~~	(60,612)	~~W~~	(192,297)
Gains (losses) on hedged items attributable to the hedged risk		(14,818)		223,358

	~~W~~	(75,430)	~~W~~	31,061

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	December 31, 2025		December 31, 2024		2025		2024
Hedge accounting
Interest rate risk	~~W~~	(102,432)	~~W~~	160,165	~~W~~	344,686	~~W~~	(62,558)
Currency risk		(55,080)		(51,847)		150,381		(154,144)

	~~W~~	(157,512)	~~W~~	108,318	~~W~~	495,067	~~W~~	(216,702)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	3,947,019	~~W~~	37,218	~~W~~	234,722	~~W~~	(314,412)
Swaps		2,849,228		25,753		13,343		(28,878)

	~~W~~	6,796,247	~~W~~	62,971	~~W~~	248,065	~~W~~	(343,290)
Currency
Swaps		5,509,586		272,234		170,808		(142,175)

	~~W~~	12,305,833	~~W~~	335,205	~~W~~	418,873	~~W~~	(485,465)

(In millions of Korean won)	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,705,449	~~W~~	179,580	~~W~~	8	~~W~~	75,162
Swaps		2,988,310		48,738		5,760		(10,122)

	~~W~~	4,693,759	~~W~~	228,318	~~W~~	5,768	~~W~~	65,040
Currency
Swaps		5,057,834		462,986		181,828		278,039

	~~W~~	9,751,593	~~W~~	691,304	~~W~~	187,596	~~W~~	343,079

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	(485,465)	~~W~~	343,079
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(488,324)		341,834
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		2,859		1,245

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash flow hedge for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive income (loss)	~~W~~	(488,324)	~~W~~	341,834
Reclassification to profit or loss		169,361		(294,592)
Income tax effect		29,455		(12,501)
	~~W~~	(289,508)	~~W~~	34,741

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	December 31, 2025		December 31, 2024		2025		2024
Hedge accounting
Currency risk	~~W~~	(276,478)	~~W~~	(316,109)	~~W~~	(46,601)	~~W~~	253,679

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	11,479	~~W~~	—	~~W~~	2,911	~~W~~	1,398
Debentures in foreign currencies		2,203,306		—		2,203,005		45,203

	~~W~~	2,214,785	~~W~~	—	~~W~~	2,205,916	~~W~~	46,601

(In millions of Korean won)	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	15,876	~~W~~	—	~~W~~	4,309	~~W~~	998
Debentures in foreign currencies		2,077,155		—		2,077,155		(254,677)

	~~W~~	2,093,031	~~W~~	—	~~W~~	2,081,464	~~W~~	(253,679)

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Debentures in foreign currencies	~~W~~	2,186,490	~~W~~	2,180,537

9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	46,601	~~W~~	(253,679)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		46,601		(253,679)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive income (loss)	~~W~~	46,601	~~W~~	(253,679)
Reclassification to profit or loss		1,546		—
Income tax effect		(8,516)		66,971

	~~W~~	39,631	~~W~~	(186,708)

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	496,800,668	~~W~~	477,066,990
Deferred loan origination fees and costs		583,572		638,230
Less: Allowances for credit losses		(5,406,196)		(5,633,380)

	~~W~~	491,978,044	~~W~~	472,071,840

10.2 Details of loans to banks as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	8,761,115	~~W~~	9,830,773
Less: Allowances for credit losses		(2,039)		(31,158)

	~~W~~	8,759,076	~~W~~	9,799,615

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	195,458,599	~~W~~	213,386,102	~~W~~	—	~~W~~	408,844,701
Loans in foreign currencies		6,139,413		26,054,287		—		32,193,700
Domestic import usance bills		—		3,576,639		—		3,576,639
Off-shore funding loans		—		959,102		—		959,102
Call Loans		—		450,000		—		450,000
Bills bought in Korean won		—		1,691		—		1,691
Bills bought in foreign currencies		—		2,611,182		—		2,611,182
Guarantee payments under acceptances and guarantees		—		5,414		—		5,414
Credit card receivables in Korean won		—		—		23,103,760		23,103,760
Credit card receivables in foreign currencies		—		—		31,326		31,326
Bonds purchased under repurchase agreements		—		8,084,671		—		8,084,671
Privately placed bonds		—		390,175		—		390,175
Factored receivables		3,563		77,811		—		81,374
Lease receivables		429,444		82,883		—		512,327
Loans for installment credit		6,853,732		923,331		—		7,777,063

		208,884,751		256,603,288		23,135,086		488,623,125

Proportion (%)		42.75		52.52		4.73		100
Less: Allowances for credit losses		(1,500,254)		(3,187,999)		(715,904)		(5,404,157)

	~~W~~	207,384,497	~~W~~	253,415,289	~~W~~	22,419,182	~~W~~	483,218,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	188,109,614	~~W~~	203,391,791	~~W~~	—	~~W~~	391,501,405
Loans in foreign currencies		5,978,891		26,954,295		—		32,933,186
Domestic import usance bills		—		3,790,808		—		3,790,808
Off-shore funding loans		—		626,058		—		626,058
Bills bought in Korean won		—		1,862		—		1,862
Bills bought in foreign currencies		—		2,379,270		—		2,379,270
Guarantee payments under acceptances and guarantees		—		16,930		—		16,930
Credit card receivables in Korean won		—		—		23,436,170		23,436,170
Credit card receivables in foreign currencies		—		—		42,304		42,304
Bonds purchased under repurchase agreements		—		4,967,067		—		4,967,067
Privately placed bonds		—		389,783		—		389,783
Factored receivables		7		62,602		—		62,609
Lease receivables		406,844		194,057		—		600,901
Loans for installment credit		6,327,692		798,402		—		7,126,094

		200,823,048		243,572,925		23,478,474		467,874,447

Proportion (%)		42.92		52.06		5.02		100.00
Less: Allowances for credit losses	~~W~~	(1,587,817)		(3,137,665)		(876,740)		(5,602,222)

	~~W~~	199,235,231	~~W~~	240,435,260	~~W~~	22,601,734	~~W~~	462,272,225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	681,351	~~W~~	341,642	~~W~~	(374,539)	~~W~~	—	~~W~~	648,454
Others		96,983		75,892		(81,149)		(2,661)		89,065

		778,334		417,534		(455,688)		(2,661)		737,519

Deferred loan origination fees
Loans in Korean won		54,080		29,801		(28,075)		—		55,806
Others		86,024		64,839		(50,861)		(1,861)		98,141

		140,104		94,640		(78,936)		(1,861)		153,947

	~~W~~	638,230	~~W~~	322,894	~~W~~	(376,752)	~~W~~	(800)	~~W~~	583,572

(In millions of Korean won)	2024
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	623,493	~~W~~	464,364	~~W~~	(406,506)	~~W~~	—	~~W~~	681,351
Others		76,997		73,259		(57,159)		3,886		96,983

		700,490		537,623		(463,665)		3,886		778,334

Deferred loan origination fees
Loans in Korean won		37,002		44,345		(27,267)		—		54,080
Others		72,244		42,950		(38,031)		8,861		86,024

		109,246		87,295		(65,298)		8,861		140,104

	~~W~~	591,244	~~W~~	450,328	~~W~~	(398,367)	~~W~~	(4,975)	~~W~~	638,230

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		159,823		(151,174)		(8,649)		221,777		(217,285)		(4,492)		34,654		(34,519)		(135)
Transfer to lifetime expected credit losses		(134,669)		163,519		(28,850)		(248,185)		305,680		(57,495)		(50,226)		50,683		(457)
Impairment		(13,672)		(75,950)		89,622		(8,477)		(194,671)		203,148		(2,702)		(6,678)		9,380
Write-offs		—		(1)		(886,368)		—		(13)		(776,283)		—		—		(646,045)
Sales		(1,219)		(1,254)		(62,265)		(37)		(798)		(173,263)		—		(7,596)		(168,436)
Provision (reversal) for credit losses [1,2]		(24,749)		6,356		920,421		64,363		93,234		910,344		(36,615)		(4,887)		733,095
Others (exchange differences, etc.)		(13,538)		(457)		(24,489)		(7,294)		(2,004)		(87,034)		(72)		(67)		(30,213)

Ending	~~W~~	579,327	~~W~~	272,474	~~W~~	648,453	~~W~~	935,287	~~W~~	907,707	~~W~~	1,347,044	~~W~~	185,473	~~W~~	369,576	~~W~~	160,855

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		130,047		(122,955)		(7,092)		365,392		(306,167)		(59,225)		55,076		(53,048)		(2,028)
Transfer to lifetime expected credit losses		(117,019)		237,066		(120,047)		(273,328)		340,311		(66,983)		(27,518)		34,364		(6,846)
Impairment		(11,838)		(166,139)		177,977		(54,667)		(191,344)		246,011		(3,753)		(23,914)		27,667
Write-offs		—		—		(684,223)		—		(2)		(593,492)		—		—		(706,501)
Sales		(4,177)		(1,668)		(56,116)		—		(499)		(102,759)		—		—		(136,344)
Provision (reversal) for credit losses [1,2]		23,910		101,072		824,942		(56,320)		123,219		585,169		10,142		87,067		715,149
Others (exchange differences, etc.)		1,778		677		12,541		(7,577)		22,331		40,854		(38)		19		(28,579)

Ending	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 12.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantee contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

[2]	Includes ~~W~~ 385,145 million and ~~W~~ 317,140 million of collections from written-off loans for the years ended December 31, 2025 and 2024, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 2,270,706 million and ~~W~~ 1,984,218 million for the years ended December 31, 2025 and 2024, respectively. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~11,292,023 million and ~~W~~11,468,928 million as of December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		31,009,972		(30,953,536)		(56,436)
Transfer to lifetime expected credit losses (non-impaired)		(45,366,268)		46,542,340		(1,176,072)
Transfer to lifetime expected credit losses (impaired)		(942,693)		(4,001,107)		4,943,800
Write-offs		—		(14)		(2,308,696)
Sales		(663,793)		(110,914)		(1,930,763)
Net increase (decrease) (execution, repayment, and others)		30,098,904		(5,450,159)		44,455

Ending	~~W~~	445,890,120	~~W~~	46,967,201	~~W~~	4,526,919

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		29,092,806		(28,622,325)		(470,481)
Transfer to lifetime expected credit losses (non-impaired)		(36,987,630)		38,887,946		(1,900,316)
Transfer to lifetime expected credit losses (impaired)		(1,489,772)		(4,423,007)		5,912,779
Write-offs		—		(2)		(1,984,216)
Sales		(3,563,046)		(98,684)		(1,028,807)
Net increase (decrease) (execution, repayment, and others)		36,418,238		(1,879,924)		(426,431)

Ending	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	12,700,497	~~W~~	13,389,804
Financial bonds		13,649,186		11,601,280
Corporate bonds		8,116,539		7,323,299
Asset-backed securities		30,000		39,444
Beneficiary certificates		24,898,393		20,644,681
Derivative-linked securities		2,161,288		1,924,109
Other debt securities		18,997,445		18,846,019
Equity securities:
Stocks		7,258,897		3,964,021
Other equity securities		342,556		311,316
Loans:
Privately placed bonds		227,391		208,856
Other loans		1,003,621		978,907
Due from financial institutions:
Other due from financial institutions		64,438		59,838
Others		412,279		158,519

	~~W~~	89,862,530	~~W~~	79,450,093

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	43,782,588	~~W~~	38,108,213
Financial bonds		23,991,331		26,091,249
Corporate bonds		23,215,390		22,059,099
Asset-backed securities		2,163,313		2,366,140
Other debt securities		159,797		111,295
Equity securities:
Stocks		1,808,906		1,643,898
Equity investments		16,144		9,410
Other equity securities		2,786,933		2,059,980
Loans:
Privately placed bonds		1,995,083		1,446,628

		99,919,485		93,895,912

Financial assets at amortized cost
Debt securities:
Government and public bonds		4,944,116		6,029,059
Financial bonds		13,817,271		12,761,712
Corporate bonds		8,698,069		8,946,009
Asset-backed securities		7,551,248		9,321,199
Other debt securities		73,785		72,969
Less: Allowances for credit losses		(17,297)		(17,396)

		35,067,192		37,113,552

	~~W~~	134,986,677	~~W~~	131,009,464

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025				2024
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	2,211	~~W~~	10,491	~~W~~	—	~~W~~	3,597
	Unlisted		124		19,479		—		19,724
Equity investments			—		496		—		—
Other equity securities			735		115,418		699		62,505

		~~W~~	3,070	~~W~~	145,884	~~W~~	699	~~W~~	85,826

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025				2024
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	44,537	~~W~~	(10,440)	~~W~~	8,054	~~W~~	(5,586)
	Unlisted		47,713		23,446		—		—
Other equity securities			176,243		232		131,788		1,937

		~~W~~	268,493	~~W~~	13,238	~~W~~	139,842	~~W~~	(3,649)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	7,094	~~W~~	(6,251)	~~W~~	843
Loans measured at fair value through other comprehensive income		559		(29)		530
Securities measured at amortized cost		4,454		(4,504)		(50)

	~~W~~	12,107	~~W~~	(10,784)	~~W~~	1,323

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	6,913	~~W~~	(6,433)	~~W~~	480
Loans measured at fair value through other comprehensive income		1,039		(241)		798
Securities measured at amortized cost		2,300		(4,267)		(1,967)

	~~W~~	10,252	~~W~~	(10,941)	~~W~~	(689)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	43,031	~~W~~	—	~~W~~	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(3,225)		—		—
Provision (reversal) for credit losses		1,324		—		(1)
Others (exchange differences, etc.)		21		—		—

Ending	~~W~~	41,151	~~W~~	—	~~W~~	81

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(2,065)		—		—
Provision (reversal) for credit losses		(694)		—		5
Others (exchange differences, etc.)		1,325		—		—

Ending	~~W~~	43,031	~~W~~	—	~~W~~	82

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13. Investments in Associates and Joint Ventures

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	—	~~W~~	5,624	~~W~~	2,812	Investment finance	Korea
Balhae Infrastructure Company [1]	14.35		123,479		106,822		106,823	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		9,093		9,093	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		7,383		7,383	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.77		440		(11)		—	Research, consulting, and big data	Korea
Food Factory Co., Ltd.	22.22		1,000		919		330	Farm product distribution	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		10,992		10,992	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		3,898		3,898	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		16,047		1,303		1,999	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,576		2,366		2,366	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		6,608		9,536		9,536	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		378		1,518		1,518	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		941		941	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		11,802		12,008		12,008	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	7.69		4,628		—		822	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		18,849		7,398		8,724	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,525		9,525	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99		10,000		11,026		11,026	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		10,956		19,939		19,939	Asset management	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		384		891		891	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
FineKB Private Equity Fund No.1	25.00	~~W~~	6,400	~~W~~	9,858	~~W~~	9,858	Investment finance	Korea
G payment Joint Stock Company	43.84		7,445		1,910		2,386	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,838		1,838	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		902		902	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		763		763	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		—		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		19,426		13,286		13,286	Investment finance	Korea
JS Private Equity Fund No.3	20.48		196		411		411	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,885		1,885	Investment finance	Korea
KB-FT Green Growth 1st Technology Investment Association [1]	10.34		2,000		1,847		1,847	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,887		43,887	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		4,366		4,317		4,317	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		28,001		14,750		24,585	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	90.40		89,378		90,279		89,188	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		27,927		27,381		27,381	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		16,522		16,522		17,359	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		46,109		46,655		46,655	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		199,981		53,838		182,457	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		8,374		8,374	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Shinhan Global Mobility Fund No.1	24.56	~~W~~	1,345	~~W~~	1,265	~~W~~	1,265	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,810		1,810	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		—		—	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. [1]	19.00		342		240		240	Electricity	Korea
KB-SUSUNG 1st Investment Fund [1]	15.00		195		833		833	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		1,885		1,807		1,807	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,421		1,421	Investment finance	Korea
U-KB Credit No.1 Private Equity	33.33		24,433		21,743		21,740	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 [1]	14.29		1,500		1,432		1,432	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	23.81		500		463		463	Investment finance	Korea
FineKB Private Equity Fund No.2 [1]	0.85		250		245		245	Investment finance	Korea
Timefolio Athleisure Investment Fund	48.19		4,000		3,750		3,750	Investment finance	Korea
VIG Private Equity Fund V-3	39.60		4,484		15,127		4,268	Investment finance	Korea
COMPA Global Scale-Up Fund No.3	30.00		1,000		957		957	Investment finance	Korea
YG MCE PROJECT NO.1 Fund	27.80		1,500		—		—	Investment finance	Korea
HI YG Win-win Fund No.2	20.62		2,000		2,154		2,154	Investment finance	Korea
KB-CJ Venture Fund 1st	40.00		1,800		1,869		1,869	Investment finance	Korea
Elohim-Bilanx aerospace No.1 Fund	20.94		2,000		1,937		1,937	Investment finance	Korea
KB-SUSUNG 2nd Investment Fund [1]	12.66		2,000		1,959		1,959	Investment finance	Korea
IMM global Secondary 1-1 Equity Private Fund	41.65		3,413		4,975		4,975	Investment finance	Korea
LIB Material Investment Fund	25.49		4,098		829		829	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Allra Fintech Corp. [1]	14.98	~~W~~	8,547	~~W~~	2,119	~~W~~	8,813	System software development and supply	Korea
Reboot Private Equity Fund	21.50		7,000		6,839		6,839	Investment finance	Korea
KB-SBI Global Strategic Capital Fund	36.39		34,112		32,708		32,711	Investment finance	Korea
KB-Cyrus Tourism Venture Fund [1]	18.52		2,000		1,855		1,855	Investment finance	Korea
IBKS Design Fund	46.51		2,000		4,811		4,811	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund I [2]	61.67		60,845		63,022		63,022	Investment finance	Korea
KB-LB Middle Market Enterprises Innovation Private Equity Fund	36.20		8,137		7,075		7,073	Investment finance	Korea
YG Al Industrial Automation Solutions FUND	28.20		2,000		1,992		1,992	Investment finance	Korea
Semicolon Susong REITs Co., Ltd.	49.87		86,292		85,335		85,331	Investment finance	Korea
KB-Novus Genesis Private Equity Fund [1]	9.40		2,300		2,267		2,267	Investment finance	Korea
ATP TP VC Fund No.1	39.60		2,000		1,976		1,976	Investment finance	Korea
AIM-KB-DOUBLE Connected Future Investment Fund [1]	8.33		1,000		984		984	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund II 2	60.91		26,337		16,525		26,361	Investment finance	Korea
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.	41.30		61,901		62,424		62,424	Investment finance	Korea
IMM Korea Beauty Co-Invest Private Equity Fund [2]	51.00		50,000		49,633		49,633	Investment finance	Korea
VP Inc. [1]	10.80		14,312		12,659		14,312	Other financial support service	Korea
DAYLI Fountainhead Blind Private Equity Fund II	49.02		11,250		5,360		10,746	Investment finance	Korea
KB-ANDA Deep Tech Venture Fund	30.00		1,250		1,250		1,250	Investment finance	Korea
Others			1,668		14,861		2,825

			1,232,709		998,385		1,137,184

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,001	~~W~~	5,203	~~W~~	5,203	Investment finance	Korea
Balhae Infrastructure Company [1]	16.37		138,678		139,015		139,015	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		9,313		9,313	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(535)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.77		440		32		32	Research, consulting, and big data	Korea
Food Factory Co., Ltd.	22.22		1,000		684		1,541	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		3,995		3,995	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,948		7,948	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		3,514		3,514	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		17,217		16,829		17,525	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		3,223		3,223	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		6,608		11,129		11,129	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		568		1,781		1,781	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		946		946	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		16,171		16,867		16,867	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		9,216		5,764		7,640	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		18,849		11,730		15,482	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,423		9,423	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99		10,000		10,847		10,847	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		10,758		16,043		16,043	Asset management	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		1,077		1,077	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
FineKB Private Equity Fund No.1	25.00	~~W~~	15,940	~~W~~	13,712	~~W~~	13,712	Investment finance	Korea
G payment Joint Stock Company	43.84		7,445		1,504		2,521	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,880		1,880	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		906		906	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		764		764	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		24,452		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		18,076		13,109		13,109	Investment finance	Korea
JS Private Equity Fund No.3	20.48		945		742		742	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,918		1,918	Investment finance	Korea
KB-FT Green Growth 1st Technology Investment Association [1]	10.34		2,000		1,889		1,889	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		44,380		44,380	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		954		954	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,366		2,325		2,325	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		28,001		25,446		25,448	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	90.40		65,810		62,383		62,282	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		23,671		23,219		23,219	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		15,509		15,968		15,968	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	44.00		879		869		869	Investment finance	Korea
History 2022 Fintech Fund	34.80		2,000		1,896		1,896	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		40,249		38,592		38,592	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
TMAP Mobility Co., Ltd. [1]	8.25	~~W~~	199,981	~~W~~	52,287	~~W~~	182,000	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		8,180		8,180	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,294		1,294	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,850		1,850	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		1,922		1,922	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. [1]	19.00		342		241		241	Electricity	Korea
KB-SUSUNG 1st Investment Fund [1]	15.00		1,614		2,188		2,188	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		2,050		1,973		1,973	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,455		1,455	Investment finance	Korea
2023 JB Newtech No.2 Fund	25.70		1,406		1,705		1,705	Investment finance	Korea
U-KB Credit No.1 Private Equity	33.33		7,300		8,006		8,006	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 [1]	14.29		1,500		1,463		1,463	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	23.81		500		474		474	Investment finance	Korea
FineKB Private Equity Fund No.2 [1]	0.85		250		248		248	Investment finance	Korea
Timefolio Athleisure Investment Fund	48.19		4,000		3,923		3,923	Investment finance	Korea
VIG Private Equity Fund V-3	39.60		1,636		4,126		1,636	Investment finance	Korea
COMPA Global Scale-Up Fund No.3	30.00		1,000		980		980	Investment finance	Korea
AKK Robotech Valueup New Technology Investment Fund [1]	5.00		1,000		1,127		1,127	Investment finance	Korea
YG MCE PROJECT NO.1 Fund	27.80		1,500		1,477		1,477	Investment finance	Korea
HI YG Win-win Fund No.2	20.62		2,000		1,973		1,973	Investment finance	Korea
KB-CJ Venture Fund 1st	40.00		1,800		1,733		1,733	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates and joint ventures as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Elohim-Bilanx aerospace No.1 Fund	20.94	~~W~~	2,000	~~W~~	1,978	~~W~~	1,978	Investment finance	Korea
KB-SUSUNG 2nd Investment Fund [1]	12.66		2,000		1,981		1,981	Investment finance	Korea
IMM global Secondary 1-1 Equity Private Fund	41.65		2,819		3,754		3,754	Investment finance	Korea
LIB Material Investment Fund	25.49		4,098		1,475		1,475	Investment finance	Korea
NOVORSEC-SJG Consumer Secondary Fund	24.30		1,700		1,688		1,688	Investment finance	Korea
Allra Fintech Corp. [1]	15.77		8,532		1,638		8,684	System software development and supply	Korea
Reboot Private Equity Fund	21.50		7,000		6,946		6,946	Investment finance	Korea
KB-SBI Global Strategic Capital Fund	36.39		11,299		10,782		10,784	Investment finance	Korea
KB-Cyrus Tourism Venture Fund [1]	18.52		1,000		977		977	Investment finance	Korea
IBKS Design Fund	46.51		2,000		1,996		1,996	Investment finance	Korea
NICE DATA INTELLIGENCE VENTURE FUND	23.53		1,000		998		998	Investment finance	Korea
Pectus Hanhwa Fund 2	29.41		2,000		1,950		1,950	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund I 2	61.67		31,563		33,074		33,074	Investment finance	Korea
Korea Environment Technology Co., Ltd.	24.31		107,428		43,156		107,428	Non-designated waste treatment	Korea
Others			2,841		2,367		1,911

			1,020,492		765,121		947,390

[1]

As of December 31, 2025 and 2024, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	As of December 31, 2025 and 2024, the Group participates in the investment management committee but cannot exercise control.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

In accordance with Korean IFRS No. 1028 Investments in Associates and Joint Ventures, the Group elected to apply the exemption from the equity method to associates, including New Daegu Busan Expressway Co., Ltd., and 68 other associates and for an associate that the Group determined it does not have substantive access to returns associated with its ownership interest, namely Meritz Hyundai Investment Real Estate Strategy No.1 PEF, and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	8,436	~~W~~	—	~~W~~	—	~~W~~	8,436	~~W~~	5,624	~~W~~	(2,812)	~~W~~	2,812
Balhae Infrastructure Company		912,236		167,829		825,006		744,407		106,822		1		106,823
Aju Good Technology Venture Fund		23,643		—		900		23,643		9,093		—		9,093
Incheon Bridge Co., Ltd.		511,041		461,785		61,096		49,256		7,383		—		7,383
Big Dipper Co., Ltd.		1,579		1,640		495		(61)		(11)		11		—
Food Factory Co., Ltd.		10,525		6,389		450		4,136		919		(589)		330
Korea Credit Bureau Co., Ltd.		160,778		38,645		10,000		122,133		10,992		—		10,992
KB Social Impact Investment Fund		13,197		203		15,000		12,994		3,898		—		3,898
KB-Solidus Global Healthcare Fund		9,882		6,876		300		3,006		1,303		696		1,999
POSCO-KB Shipbuilding Fund		7,572		1		5,040		7,571		2,366		—		2,366
KB-TS Technology Venture Private Equity Fund		23,948		6,920		11,800		17,028		9,536		—		9,536
KB-SJ Tourism Venture Fund		8,354		155		2,052		8,199		1,518		—		1,518
UNION Media Commerce Fund		3,318		73		3,450		3,245		941		—		941
KB-Stonebridge Secondary Private Equity Fund		82,582		140		81,020		82,442		12,008		—		12,008
KB SPROTT Renewable Private Equity Fund No.1		8,890		815		13,795		8,075		—		822		822
KB-UTC Inno-Tech Venture Fund		16,914		210		42,418		16,704		7,398		1,326		8,724
WJ Private Equity Fund No.1		35,436		99		37,100		35,337		9,525		—		9,525
All Together Korea Fund No.2		11,028		1		10,001		11,027		11,026		—		11,026
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		150,638		502		82,500		150,136		19,939		—		19,939
2020 KB Fintech Renaissance Fund		17,657		1		7,630		17,656		891		—		891

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
FineKB Private Equity Fund No.1	~~W~~	39,454	~~W~~	23	~~W~~	25,600	~~W~~	39,431	~~W~~	9,858	~~W~~	—	~~W~~	9,858
G payment Joint Stock Company		12,589		5,714		3,505		6,875		1,910		476		2,386
KB-GeneN Medical Venture Fund No.1		8,517		354		8,880		8,163		1,838		—		1,838
DA-Friend New Technology Investment Fund No.2		3,500		168		3,650		3,332		902		—		902
Cornerstone Pentastone Fund No.4		3,550		3		3,800		3,547		763		—		763
Star-Lord General Investors Private Real Estate Investment Company No.10		550,993		418,340		178,000		132,653		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		32,486		—		47,498		32,486		13,286		—		13,286
JS Private Equity Fund No.3		2,006		—		956		2,006		411		—		411
Mirae Asset Mobility Investment Fund No.1		8,276		74		8,700		8,202		1,885		—		1,885
KB-FT Green Growth 1st Technology Investment Association		17,868		—		19,345		17,868		1,847		—		1,847
Glenwood Credit Private Equity Fund No.2		147,382		570		140,500		146,812		43,887		—		43,887
Smart Korea KB Future9-Sejong Venture Fund		11,223		—		11,352		11,223		4,317		—		4,317
KB-KTB Technology Venture Fund		49,093		802		55,000		48,291		14,750		9,835		24,585
KB-SOLIDUS Healthcare Investment Fund		99,859		3		99,000		99,856		90,279		(1,091)		89,188
Paramark KB Fund No.1		157,927		30		160,873		157,897		27,381		—		27,381

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Co-Investment Private Equity Fund No.1	~~W~~	244,227	~~W~~	440	~~W~~	232,032	~~W~~	243,787	~~W~~	16,522	~~W~~	837	~~W~~	17,359
KB-NP Green ESG New Technology Venture Capital Fund		164,620		3,650		159,089		160,970		46,655		—		46,655
TMAP Mobility Co., Ltd.		704,504		83,910		8,682		620,594		53,838		128,619		182,457
Nextrade Co., Ltd.		129,215		3,091		146,100		126,124		8,374		—		8,374
Shinhan Global Mobility Fund No.1		5,317		165		5,700		5,152		1,265		—		1,265
SKB Next Unicorn K-Battery Fund No.1		7,283		—		7,700		7,283		1,810		—		1,810
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,270		5		1,800		1,265		240		—		240
KB-SUSUNG 1st Investment Fund		5,550		—		1,300		5,550		833		—		833
Shinhan-Eco Venture Fund 2nd		9,043		6		9,425		9,037		1,807		—		1,807
Leading H2O Fund 1		2,947		1		3,110		2,946		1,421		—		1,421
U-KB Credit No.1 Private Equity		70,559		1,018		73,300		69,541		21,743		(3)		21,740
KB-BridgePole Venture Investment Fund No.2		10,027		—		10,500		10,027		1,432		—		1,432
Sirius Silicon Valley I New Technology Fund		1,946		1		2,100		1,945		463		—		463
FineKB Private Equity Fund No.2		28,345		78		28,822		28,267		245		—		245
Timefolio Athleisure Investment Fund		7,782		—		8,300		7,782		3,750		—		3,750
VIG Private Equity Fund V-3		15,140		13		15,892		15,127		15,127		(10,859)		4,268
COMPA Global Scale-Up Fund No.3		3,191		—		3,334		3,191		957		—		957
HI YG Win-win Fund No.2		10,446		—		9,700		10,446		2,154		—		2,154
KB-CJ Venture Fund 1st		4,732		58		4,500		4,674		1,869		—		1,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
Elohim-Bilanx aerospace No.1 Fund	~~W~~	9,249	~~W~~	—	~~W~~	9,550	~~W~~	9,249	~~W~~	1,937	~~W~~	—	~~W~~	1,937
KB-SUSUNG 2nd Investment Fund		15,475		—		15,800		15,475		1,959		—		1,959
IMM global Secondary 1-1 Equity Private Fund		12,152		206		8,195		11,946		4,975		—		4,975
LIB Material Investment Fund		3,042		—		29,342		3,042		829		—		829
Allra Fintech Corp.		55,722		41,573		183		14,149		2,119		6,694		8,813
Reboot Private Equity Fund		31,880		128		32,500		31,752		6,839		—		6,839
KB-SBI Global Strategic Capital Fund		90,337		455		93,732		89,882		32,708		3		32,711
KB-Cyrus Tourism Venture Fund		10,019		—		10,800		10,019		1,855		—		1,855
IBKS Design Fund		10,344		—		4,300		10,344		4,811		—		4,811
KB-IMM New Star Real Estate Private Fund I		101,364		4,334		93,677		97,030		63,022		—		63,022
KB-LB Middle Market Enterprises Innovation Private Equity Fund		20,062		515		22,491		19,547		7,075		(2)		7,073
YG Al Industrial Automation Solutions FUND		7,073		—		7,100		7,073		1,992		—		1,992
Semicolon Susong REITs Co., Ltd.		597,991		408,961		39,100		189,030		85,335		(4)		85,331
KB-Novus Genesis Private Equity Fund		24,245		93		24,500		24,152		2,267		—		2,267
ATP TP VC Fund No.1		4,994		4		5,051		4,990		1,976		—		1,976
AIM-KB-DOUBLE Connected Future Investment Fund		11,868		63		12,000		11,805		984		—		984
KB-IMM New Star Real Estate Private Fund II		43,969		690		43,240		43,279		16,525		9,836		26,361
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		294,284		169,062		15,350		125,222		62,424		—		62,424

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2025 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
IMM Korea Beauty Co-Invest Private Equity Fund	~~W~~	97,550	~~W~~	269	~~W~~	98,000	~~W~~	97,281	~~W~~	49,633	~~W~~	—	~~W~~	49,633
VP Inc.		100,680		17,997		3,703		82,683		12,659		1,653		14,312
DAYLI Fountainhead Blind Private Equity Fund II		21,938		23		23,000		21,915		5,360		5,386		10,746
KB-ANDA Deep Tech Venture Fund		4,435		270		4,165		4,165		1,250		—		1,250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	275	~~W~~	(406)	~~W~~	—	~~W~~	(406)	~~W~~	60
Balhae Infrastructure Company		67,036		(24,054)		—		(24,054)		13,039
Aju Good Technology Venture Fund		1,801		1,456		—		1,456		780
Incheon Bridge Co., Ltd.		164,260		70,592		—		70,592		—
Big Dipper Co., Ltd.		268		(260)		—		(260)		—
Food Factory Co., Ltd.		5,093		323		—		323		—
Korea Credit Bureau Co., Ltd.		202,976		36,559		—		36,559		90
KB Social Impact Investment Fund		1,544		1,282		—		1,282		—
KB-Solidus Global Healthcare Fund		19,856		6,671		—		6,671		17,247
POSCO-KB Shipbuilding Fund		293		(1,944)		—		(1,944)		—
KB-TS Technology Venture Private Equity Fund		2		(582)		—		(582)		—
KB-SJ Tourism Venture Fund		6,009		1,411		—		1,411		334
UNION Media Commerce Fund		—		(17)		—		(17)		—
KB-Stonebridge Secondary Private Equity Fund		2,349		(1,531)		—		(1,531)		217
KB SPROTT Renewable Private Equity Fund No.1		—		(704)		—		(704)		—
KB-UTC Inno-Tech Venture Fund		25		(328)		—		(328)		—
WJ Private Equity Fund No.1		570		375		—		375		—
All Together Korea Fund No.2		241		235		—		235		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		10,187		27,110		—		27,110		—
2020 KB Fintech Renaissance Fund		792		(413)		—		(413)		—
FineKB Private Equity Fund No.1		23,909		22,868		—		22,868		32
G payment Joint Stock Company		5,072		1		—		1		—
KB-GeneN Medical Venture Fund No.1		—		(186)		—		(186)		—
DA-Friend New Technology Investment Fund No.2		—		(17)		—		(17)		—
Cornerstone Pentastone Fund No.4		—		(2)		—		(2)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		37,751		39,470		—		39,470		—
KB-Badgers Future Mobility ESG Fund No.1		154		(2,858)		—		(2,858)		3
JS Private Equity Fund No.3		2,152		2,039		—		2,039		—
Mirae Asset Mobility Investment Fund No.1		8		(140)		—		(140)		—
KB-FT Green Growth 1st Technology Investment Association		—		(403)		—		(403)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,632		—		9,632		2,425
Smart Korea KB Future9-Sejong Venture Fund		6		(4)		—		(4)		—
KB-KTB Technology Venture Fund		135		(4,682)		—		(4,682)		—
KB-SOLIDUS Healthcare Investment Fund		2,985		1,522		3,263		4,785		—
Paramark KB Fund No.1		8,369		(550)		—		(550)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB Co-Investment Private Equity Fund No.1	~~W~~	9,480	~~W~~	7,699	~~W~~	—	~~W~~	7,699	~~W~~	472
KB-NP Green ESG New Technology Venture Capital Fund		7,955		7,600		—		7,600		—
TMAP Mobility Co., Ltd.		283,545		24,832		—		24,832		—
Nextrade Co., Ltd.		39,766		2,910		—		2,910		—
Shinhan Global Mobility Fund No.1		—		(117)		—		(117)		—
SKB Next Unicorn K-Battery Fund No.1		—		(163)		—		(163)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		(4)		—		(4)		—
KB-SUSUNG 1st Investment Fund		1,652		420		—		420		—
Shinhan-Eco Venture Fund 2nd		257		(4)		—		(4)		—
Leading H2O Fund 1		2		(71)		—		(71)		—
U-KB Credit No.1 Private Equity		591		(5,873)		—		(5,873)		—
KB-BridgePole Venture Investment Fund No.2		3		(217)		—		(217)		—
Sirius Silicon Valley I New Technology Fund		7		(48)		—		(48)		—
FineKB Private Equity Fund No.2		1		(300)		—		(300)		—
Timefolio Athleisure Investment Fund		81		(358)		—		(358)		—
VIG Private Equity Fund V-3		—		(760)		—		(760)		—
COMPA Global Scale-Up Fund No.3		4		(75)		—		(75)		—
HI YG Win-win Fund No.2		6		878		—		878		—
KB-CJ Venture Fund 1st		726		341		—		341		—
Elohim-Bilanx aerospace No.1 Fund		3		(197)		—		(197)		—
KB-SUSUNG 2nd Investment Fund		458		(173)		—		(173)		—
IMM global Secondary 1-1 Equity Private Fund		1,555		1,515		—		1,515		4
LIB Material Investment Fund		—		(700)		—		(700)		—
Allra Fintech Corp.		20,431		946		—		946		—
Reboot Private Equity Fund		6		(497)		—		(497)		—
KB-SBI Global Strategic Capital Fund		99		(2,433)		—		(2,433)		—
KB-Cyrus Tourism Venture Fund		18		(657)		—		(657)		—
IBKS Design Fund		6,114		6,052		—		6,052		—
KB-IMM New Star Real Estate Private Fund I		8,460		5,307		—		5,307		2,824
KB-LB Middle Market Enterprises Innovation Private Equity Fund		—		(2,944)		—		(2,944)		—
YG Al Industrial Automation Solutions FUND		75		(27)		—		(27)		—
Semicolon Susong REITs Co., Ltd.		13,974		(17)		—		(17)		961
KB-Novus Genesis Private Equity Fund		4		(348)		—		(348)		—
ATP TP VC Fund No.1		1		(61)		—		(61)		—
AIM-KB-DOUBLE Connected Future Investment Fund		1		(195)		—		(195)		—
KB-IMM New Star Real Estate Private Fund II		840		401		—		401		220
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		3,915		3,857		—		3,857		2,334
IMM Korea Beauty Co-Invest Private Equity Fund		1		(719)		—		(719)		—
DAYLI Fountainhead Blind Private Equity Fund II		150		(974)		—		(975)		19

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	7,804	~~W~~	—	~~W~~	4,500	~~W~~	7,804	~~W~~	5,203	~~W~~	—	~~W~~	5,203
Balhae Infrastructure Company		971,597		122,393		882,264		849,204		139,015		—		139,015
Aju Good Technology Venture Fund		24,214		—		900		24,214		9,313		—		9,313
Incheon Bridge Co., Ltd.		517,004		520,577		61,096		(3,573)		(535)		535		—
Big Dipper Co., Ltd.		1,527		1,345		495		182		32		—		32
Food Factory Co., Ltd.		8,330		5,253		450		3,077		684		857		1,541
KBSP Private Equity Fund No.4		22,631		560		33,700		22,071		3,995		—		3,995
Korea Credit Bureau Co., Ltd.		150,657		62,343		10,000		88,314		7,948		—		7,948
KB Social Impact Investment Fund		11,965		253		15,000		11,712		3,514		—		3,514
KB-Solidus Global Healthcare Fund		38,836		—		3,000		38,836		16,829		696		17,525
POSCO-KB Shipbuilding Fund		10,316		1		5,840		10,315		3,223		—		3,223
KB-TS Technology Venture Private Equity Fund		26,460		6,587		11,800		19,873		11,129		—		11,129
KB-SJ Tourism Venture Fund		9,893		276		3,078		9,617		1,781		—		1,781
UNION Media Commerce Fund		3,318		56		3,450		3,262		946		—		946
KB-Stonebridge Secondary Private Equity Fund		115,993		193		111,020		115,800		16,867		—		16,867
KB SPROTT Renewable Private Equity Fund No.1		24,548		251		29,313		24,297		5,764		1,876		7,640
KB-UTC Inno-Tech Venture Fund		26,935		448		42,418		26,487		11,730		3,752		15,482
WJ Private Equity Fund No.1		35,435		475		37,100		34,960		9,423		—		9,423
All Together Korea Fund No.2		10,849		1		10,001		10,848		10,847		—		10,847
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		123,434		408		82,500		123,026		16,043		—		16,043
2020 KB Fintech Renaissance Fund		21,377		38		10,900		21,339		1,077		—		1,077

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
FineKB Private Equity Fund No.1	~~W~~	55,144	~~W~~	294	~~W~~	63,760	~~W~~	54,850	~~W~~	13,712	~~W~~	—	~~W~~	13,712
G payment Joint Stock Company		10,253		2,994		2,950		7,259		1,504		1,017		2,521
KB-GeneN Medical Venture Fund No.1		8,526		178		8,880		8,348		1,880		—		1,880
DA-Friend New Technology Investment Fund No.2		3,500		151		3,650		3,349		906		—		906
Cornerstone Pentastone Fund No.4		3,553		3		3,800		3,550		764		—		764
Star-Lord General Investors Private Real Estate Investment Company No.10		514,425		421,241		178,000		93,184		24,452		(24,452)		—
KB-Badgers Future Mobility ESG Fund No.1		32,051		—		44,198		32,051		13,109		—		13,109
JS Private Equity Fund No.3		3,625		—		4,614		3,625		742		—		742
Mirae Asset Mobility Investment Fund No.1		8,417		75		8,700		8,342		1,918		—		1,918
KB-FT Green Growth 1st Technology Investment Association		18,271		—		19,345		18,271		1,889		—		1,889
Glenwood Credit Private Equity Fund No.2		148,970		508		140,500		148,462		44,380		—		44,380
THE CHAEUL FUND NO.1		3,053		—		3,200		3,053		954		—		954
Smart Korea KB Future9-Sejong Venture Fund		6,044		—		6,152		6,044		2,325		—		2,325
KB-KTB Technology Venture Fund		50,673		687		55,000		49,986		25,446		2		25,448
KB-SOLIDUS Healthcare Investment Fund		69,004		3		72,930		69,001		62,383		(101)		62,282
Paramark KB Fund No.1		133,926		28		136,324		133,898		23,219		—		23,219

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Co-Investment Private Equity Fund No.1	~~W~~	224,659	~~W~~	417	~~W~~	217,807	~~W~~	224,242	~~W~~	15,968	~~W~~	—	~~W~~	15,968
POSITIVE Sobujang Venture Fund No.1		2,003		26		2,000		1,977		869		—		869
History 2022 Fintech Fund		5,507		55		5,750		5,452		1,896		—		1,896
KB-NP Green ESG New Technology Venture Capital Fund		133,929		775		138,872		133,154		38,592		—		38,592
TMAP Mobility Co., Ltd.		797,292		163,070		8,681		634,222		52,287		129,713		182,000
Nextrade Co., Ltd.		125,776		2,563		146,100		123,213		8,180		—		8,180
Shinhan Global Mobility Fund No.1		5,320		51		5,700		5,269		1,294		—		1,294
SKB Next Unicorn K-Battery Fund No.1		7,446		—		7,700		7,446		1,850		—		1,850
MW-Pyco NewWave New Technology Investment Fund 4th		3,747		—		3,900		3,747		1,922		—		1,922
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,274		5		1,800		1,269		241		—		241
KB-SUSUNG 1st Investment Fund		14,590		—		10,760		14,590		2,188		—		2,188
Shinhan-Eco Venture Fund 2nd		9,868		3		10,250		9,865		1,973		—		1,973
Leading H2O Fund 1		3,018		1		3,110		3,017		1,455		—		1,455
2023 JB Newtech No.2 Fund		6,634		3		5,466		6,631		1,705		—		1,705
U-KB Credit No.1 Private Equity		24,988		974		21,900		24,014		8,006		—		8,006
KB-BridgePole Venture Investment Fund No.2		10,244		—		10,500		10,244		1,463		—		1,463
Sirius Silicon Valley I New Technology Fund		1,994		1		2,100		1,993		474		—		474
FineKB Private Equity Fund No.2		29,324		78		29,501		29,246		248		—		248
Timefolio Athleisure Investment Fund		8,140		—		8,300		8,140		3,923		—		3,923
VIG Private Equity Fund V-3		4,131		5		4,131		4,126		4,126		(2,490)		1,636

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
COMPA Global Scale-Up Fund No.3	~~W~~	3,266	~~W~~	—	~~W~~	3,334	~~W~~	3,266	~~W~~	980	~~W~~	—	~~W~~	980
AKK Robotech Valueup New Technology Investment Fund		22,651		6		20,100		22,645		1,127		—		1,127
YG MCE PROJECT NO.1 Fund		5,317		—		5,400		5,317		1,477		—		1,477
HI YG Win-win Fund No.2		9,568		—		9,700		9,568		1,973		—		1,973
KB-CJ Venture Fund 1st		4,333		1		4,500		4,332		1,733		—		1,733
Elohim-Bilanx aerospace No.1 Fund		9,451		5		9,550		9,446		1,978		—		1,978
KB-SUSUNG 2nd Investment Fund		15,649		—		15,800		15,649		1,981		—		1,981
IMM global Secondary 1-1 Equity Private Fund		9,503		490		6,769		9,013		3,754		—		3,754
LIB Material Investment Fund		5,787		—		31,387		5,787		1,475		—		1,475
NOVORSEC-SJG Consumer Secondary Fund		6,949		—		7,000		6,949		1,688		—		1,688
Allra Fintech Corp.		185,699		175,310		174		10,389		1,638		7,046		8,684
Reboot Private Equity Fund		32,376		127		32,500		32,249		6,946		—		6,946
KB-SBI Global Strategic Capital Fund		30,205		575		31,046		29,630		10,782		2		10,784
KB-Cyrus Tourism Venture Fund		5,277		—		5,400		5,277		977		—		977
IBKS Design Fund		4,292		—		4,300		4,292		1,996		—		1,996
NICE DATA INTELLIGENCE VENTURE FUND		4,241		—		4,250		4,241		998		—		998
Pectus Hanhwa Fund 2		6,631		—		6,800		6,631		1,950		—		1,950
KB-IMM New Star Real Estate Private Fund I		53,736		110		51,177		53,626		33,074		—		33,074
Korea Environment Technology Co., Ltd.		232,104		54,581		25,000		177,523		43,156		64,272		107,428

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	398	~~W~~	(541)	~~W~~	—	~~W~~	(541)	~~W~~	—
Balhae Infrastructure Company		63,727		70,486		—		70,486		1,541
Aju Good Technology Venture Fund		3,396		(7,447)		—		(7,447)		2,120
Incheon Bridge Co., Ltd.		171,687		66,701		—		66,701		—
Big Dipper Co., Ltd.		251		(346)		—		(346)		—
Food Factory Co., Ltd.		8,804		428		—		428		—
KBSP Private Equity Fund No.4		8,363		8,143		—		8,143		—
Korea Credit Bureau Co., Ltd.		175,338		26,589		—		26,589		90
KB Social Impact Investment Fund		476		(4,465)		—		(4,465)		—
KB-Solidus Global Healthcare Fund		11,049		(114)		—		(114)		910
POSCO-KB Shipbuilding Fund		944		(4,848)		—		(4,848)		—
KB-TS Technology Venture Private Equity Fund		1,832		946		—		946		—
KB-SJ Tourism Venture Fund		26,720		22,068		—		22,068		1,517
UNION Media Commerce Fund		—		(23)		—		(23)		—
KB-Stonebridge Secondary Private Equity Fund		6,646		(8,923)		—		(8,923)		52
KB SPROTT Renewable Private Equity Fund No.1		1		(681)		—		(681)		—
KB-UTC Inno-Tech Venture Fund		963		(2,620)		(561)		(3,181)		—
WJ Private Equity Fund No.1		425		(222)		—		(222)		—
All Together Korea Fund No.2		313		307		—		307		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		24,534		(28,117)		—		(28,117)		—
2020 KB Fintech Renaissance Fund		868		714		—		714		—
FineKB Private Equity Fund No.1		4,809		3,028		—		3,028		32
G payment Joint Stock Company		1,411		(944)		—		(944)		—
KB-GeneN Medical Venture Fund No.1		—		(187)		—		(187)		—
DA-Friend New Technology Investment Fund No.2		—		(79)		—		(79)		—
Cornerstone Pentastone Fund No.4		—		(50)		—		(50)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		18,279		(4,135)		—		(4,135)		—
KB-Badgers Future Mobility ESG Fund No.1		954		(8,304)		—		(8,304)		2
JS Private Equity Fund No.3		309		(1,778)		—		(1,778)		—
Mirae Asset Mobility Investment Fund No.1		14		(135)		—		(135)		—
KB-FT Green Growth 1st Technology Investment Association		12		(379)		—		(379)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,632		—		9,632		2,430
THE CHAEUL FUND NO.1		1		(58)		—		(58)		—
Smart Korea KB Future9-Sejong Venture Fund		37		(190)		—		(190)		—
KB-KTB Technology Venture Fund		693		(3,031)		—		(3,031)		—
KB-SOLIDUS Healthcare Investment Fund		40		(1,284)		—		(1,284)		—
Paramark KB Fund No.1		12,737		8,329		—		8,329		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividends from major investments in associates and joint ventures as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB Co-Investment Private Equity Fund No.1	~~W~~	24,679	~~W~~	23,302	~~W~~	—	~~W~~	23,302	~~W~~	—
POSITIVE Sobujang Venture Fund No.1		5,742		4,900		—		4,900		2,129
History 2022 Fintech Fund		1		(120)		—		(120)		—
KB-NP Green ESG New Technology Venture Capital Fund		767		(2,197)		—		(2,197)		—
TMAP Mobility Co., Ltd.		321,542		(58,287)		—		(58,287)		—
Nextrade Co., Ltd.		3,856		(15,737)		—		(15,737)		—
Shinhan Global Mobility Fund No.1		—		(120)		—		(120)		—
SKB Next Unicorn K-Battery Fund No.1		—		(162)		—		(162)		—
MW-Pyco NewWave New Technology Investment Fund 4th		1		(84)		—		(84)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		1		(396)		—		(396)		—
KB-SUSUNG 1st Investment Fund		5,164		4,140		—		4,140		—
Shinhan-Eco Venture Fund 2nd		—		(260)		—		(260)		—
Leading H2O Fund 1		3		(71)		—		(71)		—
2023 JB Newtech No.2 Fund		2,533		1,804		—		1,804		150
U-KB Credit No.1 Private Equity		4,487		2,263		—		2,263		—
KB-BridgePole Venture Investment Fund No.2		4		(216)		—		(216)		—
Sirius Silicon Valley I New Technology Fund		10		(45)		—		(45)		—
FineKB Private Equity Fund No.2		4		(255)		—		(255)		—
Timefolio Athleisure Investment Fund		6		(160)		—		(160)		—
VIG Private Equity Fund V-3		—		(5)		—		(5)		—
COMPA Global Scale-Up Fund No.3		9		(68)		—		(68)		—
AKK Robotech Valueup New Technology Investment Fund		2,976		2,545		—		2,545		—
YG MCE PROJECT NO.1 Fund		2		(83)		—		(83)		—
HI YG Win-win Fund No.2		4		(132)		—		(132)		—
KB-CJ Venture Fund 1st		34		(168)		—		(168)		—
Elohim-Bilanx aerospace No.1 Fund		2		(104)		—		(104)		—
KB-SUSUNG 2nd Investment Fund		43		(151)		—		(151)		—
IMM global Secondary 1-1 Equity Private Fund		2,318		2,245		—		2,245		—
LIB Material Investment Fund		—		(19,096)		—		(19,096)		—
NOVORSEC-SJG Consumer Secondary Fund		7		(51)		—		(51)		—
Allra Fintech Corp.		6,475		966		—		966		—
Reboot Private Equity Fund		1		(251)		—		(251)		—
KB-SBI Global Strategic Capital Fund		2		(1,416)		—		(1,416)		—
KB-Cyrus Tourism Venture Fund		5		(123)		—		(123)		—
IBKS Design Fund		—		(8)		—		(8)		—
NICE DATA INTTELIGENCE VENTURE FUND		—		(9)		—		(9)		—
Pectus Hanhwa Fund 2		—		(169)		—		(169)		—
KB-IMM New Star Real Estate Private Fund I		2,681		2,449		—		2,449		—
Korea Environment Technology Co., Ltd.		63,024		21,181		—		21,181		—

*

The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	5,203	~~W~~	—	~~W~~	(4,101)	~~W~~	(60)	~~W~~	1,770	~~W~~	—	~~W~~	—	~~W~~	2,812
Balhae Infrastructure Company		139,015		—		(15,199)		(13,039)		(3,954)		—		—		106,823
Aju Good Technology Venture Fund		9,313		—		—		(780)		560		—		—		9,093
Incheon Bridge Co., Ltd.		—		—		—		—		7,383		—		—		7,383
Big Dipper Co., Ltd.		32		—		—		—		(32)		—		—		—
Food Factory Co., Ltd.		1,541		—		—		—		—		—		(1,211)		330
KBSP Private Equity Fund No.4		3,994		—		(3,994)		—		—		—		—		—
Korea Credit Bureau Co., Ltd.		7,949		—		—		(90)		3,133		—		—		10,992
KB Social Impact Investment Fund		3,513		—		—		—		385		—		—		3,898
KB-Solidus Global Healthcare Fund		17,525		—		(1,170)		(17,247)		2,891		—		—		1,999
VIG Private Equity Fund V-3		1,636		2,848		—		—		(216)		—		—		4,268
KB-Badgers Future Mobility ESG Fund No.1		13,108		1,350		—		(3)		(1,169)		—		—		13,286
POSCO-KB Shipbuilding Fund		3,223		—		(250)		—		(607)		—		—		2,366
KB-TS Technology Venture Private Equity Fund		11,129		—		—		—		(1,593)		—		—		9,536
KB-KTB Technology Venture Fund		25,448		—		—		—		(863)		—		—		24,585
KB-SOLIDUS Healthcare Investment Fund		62,282		23,568		—		—		1,377		1,961		—		89,188
KB Co-Investment Private Equity Fund No.1		15,967		3,887		(2,874)		(472)		851		—		—		17,359
KB-SJ Tourism Venture Fund		1,781		—		(190)		(334)		261		—		—		1,518
UNION Media Commerce Fund		945		—		—		—		(4)		—		—		941
KB-Stonebridge Secondary Private Equity Fund		16,867		—		(4,369)		(217)		(273)		—		—		12,008
KB SPROTT Renewable Private Equity Fund No.1		7,640		—		(4,588)		—		(2,230)		—		—		822
KB-UTC Inno-Tech Venture Fund		15,482		—		—		—		(4,333)		—		(2,425)		8,724
WJ Private Equity Fund No.1		9,422		—		—		—		103		—		—		9,525

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
All Together Korea Fund No.2	~~W~~	10,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	178	~~W~~	—	~~W~~	—	~~W~~	11,026
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		16,044		3,600		(3,402)		—		3,697		—		—		19,939
2020 KB Fintech Renaissance Fund		1,077		—		(166)		—		(20)		—		—		891
FineKB Private Equity Fund No.1		13,712		2,335		(11,875)		(32)		5,718		—		—		9,858
FineKB Private Equity Fund No.2		248		—		—		—		(3)		—		—		245
Paramark KB Fund No.1		23,219		5,490		(1,234)		—		(94)		—		—		27,381
G payment Joint Stock Company		2,521		—		—		—		—		—		(135)		2,386
TMAP Mobility Co., Ltd.		182,000		—		—		—		(882)		1,339		—		182,457
KB-GeneN Medical Venture Fund No.1		1,881		—		—		—		(43)		—		—		1,838
DA-Friend New Technology Investment Fund No.2		907		—		—		—		(5)		—		—		902
Cornerstone Pentastone Fund No.4		764		—		—		—		(1)		—		—		763
JS Private Equity Fund No.3		743		—		(749)		—		417		—		—		411
Mirae Asset Mobility Investment Fund No.1		1,918		—		—		—		(33)		—		—		1,885
KB-FT Green Growth 1st Technology Investment Association		1,889		—		—		—		(42)		—		—		1,847
THE CHAEUL FUND NO.1		954		—		(954)		—		—		—		—		—
Glenwood Credit Private Equity Fund No.2		44,380		—		—		(2,425)		1,932		—		—		43,887
POSITIVE Sobujang Venture Fund No.1		869		—		(869)		—		—		—		—		—
History 2022 Fintech Fund		1,896		—		(1,896)		—		—		—		—		—
Nextrade Co., Ltd.		8,180		—		—		—		194		—		—		8,374
KB-NP Green ESG New Technology Venture Capital Fund		38,592		8,700		(2,840)		—		2,203		—		—		46,655
MW-Pyco NewWave New Technology Investment Fund 4th		1,922		—		—		—		(1,922)		—		—		—
KB-SUSUNG 1st Investment Fund		2,188		—		(1,419)		—		64		—		—		833
Bitgoeul Cheomdan Green 1st Co., Ltd.		241		—		—		—		(1)		—		—		240

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
Shinhan-Eco Venture Fund 2nd	~~W~~	1,973	~~W~~	25	~~W~~	(190)	~~W~~	—	~~W~~	(1)	~~W~~	—	~~W~~	—	~~W~~	1,807
Leading H2O Fund 1		1,455		—		—		—		(34)		—		—		1,421
2023 JB Newtech No.2 Fund		1,706		—		(1,705)		—		(1)		—		—		—
KB-BridgePole Venture Investment Fund No.2		1,463		—		—		—		(31)		—		—		1,432
Sirius Silicon Valley I New Technology Fund		474		—		—		—		(11)		—		—		463
Timefolio Athleisure Investment Fund		3,923		—		—		—		(173)		—		—		3,750
COMPA Global Scale-Up Fund No.3		980		—		—		—		(23)		—		—		957
AKK Robotech Valueup New Technology Investment Fund		1,127		—		(1,127)		—		—		—		—		—
YG MCE PROJECT NO.1 Fund		1,477		—		—		—		(1,477)		—		—		—
HI YG Win-win Fund No.2		1,973		—		—		—		181		—		—		2,154
KB-CJ Venture Fund 1st		1,733		—		—		—		136		—		—		1,869
Elohim-Bilanx aerospace No.1 Fund		1,978		—		—		—		(41)		—		—		1,937
KB-SUSUNG 2nd Investment Fund		1,981		—		—		—		(22)		—		—		1,959
IMM global Secondary 1-1 Equity Private Fund		3,754		756		(162)		(4)		631		—		—		4,975
LIB Material Investment Fund		1,475		—		—		—		(646)		—		—		829
NOVORSEC-SJG Consumer Secondary Fund		1,688		—		(1,688)		—		—		—		—		—
U-KB Credit No.1 Private Equity		8,004		17,133		—		—		(3,397)		—		—		21,740
Smart Korea KB Future9-Sejong Venture Fund		2,325		2,000		—		—		(8)		—		—		4,317
Allra Fintech Corp.		8,684		15		—		—		114		—		—		8,813
Shinhan Global Mobility Fund No.1		1,294		—		—		—		(29)		—		—		1,265
SKB Next Unicorn K-Battery Fund No.1		1,850		—		—		—		(40)		—		—		1,810
Reboot Private Equity Fund		6,946		—		—		—		(107)		—		—		6,839
KB-SBI Global Strategic Capital Fund		10,784		22,813		—		—		(886)		—		—		32,711

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB-Cyrus Tourism Venture Fund	~~W~~	977	~~W~~	1,000	~~W~~	—	~~W~~	—	~~W~~	(122)	~~W~~	—	~~W~~	—	~~W~~	1,855
IBKS Design Fund		1,996		—		—		—		2,815		—		—		4,811
NICE DATA INTELLIGENCE VENTURE FUND		998		—		(998)		—		—		—		—		—
Pectus Hanhwa Fund 2		1,950		—		(1,950)		—		—		—		—		—
KB-IMM New Star Real Estate Private Fund I		33,073		29,282		—		(2,824)		3,491		—		—		63,022
Korea Environment Technology Co., Ltd.		107,428		—		(107,428)		—		—		—		—		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund		—		8,137		—		—		(1,064)		—		—		7,073
YG Al Industrial Automation Solutions FUND		—		2,000		—		—		(8)		—		—		1,992
Semicolon Susong REITs Co., Ltd.		—		86,292		—		(961)		—		—		—		85,331
KB-Novus Genesis Private Equity Fund		—		2,300		—		—		(33)		—		—		2,267
ATP TP VC Fund No.1		—		2,000		—		—		(24)		—		—		1,976
AIM-KB-DOUBLE Connected Future Investment Fund		—		1,000		—		—		(16)		—		—		984
KB-IMM New Star Real Estate Private Fund II		—		26,337		—		(220)		244		—		—		26,361
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		—		61,901		—		(2,334)		2,857		—		—		62,424
IMM Korea Beauty Co-Invest Private Equity Fund		—		50,000		—		—		(367)		—		—		49,633
VP Inc.		—		14,312		—		—		—		—		—		14,312
DAYLI Fountainhead Blind Private Equity Fund II		—		11,250		—		(19)		(485)		—		—		10,746
KB-ANDA Deep Tech Venture Fund		—		1,250		—		—		—		—		—		1,250
E&I Holdings		—		27,300		(27,300)		—		—		—		—		—
Others		1,913		780		(41)		—		153		(5)		25		2,825

		947,390		419,661		(204,728)		(41,061)		16,373		3,295		(3,746)		1,137,184

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	6,063	~~W~~	—	~~W~~	(600)	~~W~~	—	~~W~~	(260)	~~W~~	—	~~W~~	—	~~W~~	5,203
Balhae Infrastructure Company		93,766		48,051		(4,810)		(1,541)		3,549		—		—		139,015
Aju Good Technology Venture Fund		14,296		—		—		(2,120)		(2,863)		—		—		9,313
Big Dipper Co., Ltd.		94		—		—		—		(62)		—		—		32
Food Factory Co., Ltd.		1,483		—		—		—		57		1		—		1,541
KBSP Private Equity Fund No.4		2,494		—		—		—		832		668		—		3,994
Korea Credit Bureau Co., Ltd.		5,617		—		—		(90)		2,422		—		—		7,949
KB Social Impact Investment Fund		4,853		—		—		—		(1,340)		—		—		3,513
KB-Solidus Global Healthcare Fund		18,485		—		—		(910)		(50)		—		—		17,525
POSCO-KB Shipbuilding Fund		4,738		—		—		—		(1,515)		—		—		3,223
KB-TS Technology Venture Private Equity Fund		12,372		—		(2,464)		—		1,221		—		—		11,129
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,395		—		(2,460)		(3,152)		217		—		—		—
KB-SJ Tourism Venture Fund		3,242		—		(4,031)		(1,517)		4,087		—		—		1,781
UNION Media Commerce Fund		952		—		—		—		(7)		—		—		945
KB-Stonebridge Secondary Private Equity Fund		18,885		—		(666)		(52)		(1,300)		—		—		16,867
KB SPROTT Renewable Private Equity Fund No.1		15,910		—		(8,350)		—		80		—		—		7,640
KB-UTC Inno-Tech Venture Fund		17,977		—		(275)		—		(2,054)		(166)		—		15,482
WJ Private Equity Fund No.1		9,482		—		—		—		(60)		—		—		9,422
All Together Korea Fund No.2		10,541		—		—		—		307		—		—		10,848
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		17,810		8,964		(7,778)		—		(2,952)		—		—		16,044
2020 KB Fintech Renaissance Fund		1,041		—		—		—		36		—		—		1,077

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB Material and Parts No.1 PEF	~~W~~	3,300	~~W~~	—	~~W~~	(3,300)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
FineKB Private Equity Fund No.1		7,697		6,790		(1,500)		(32)		757		—		—		13,712
G payment Joint Stock Company		8,966		—		(1,505)		—		(5,373)		—		433		2,521
KB-GeneN Medical Venture Fund No.1		1,923		—		—		—		(42)		—		—		1,881
KB-BridgePole Venture Investment Fund		863		—		(863)		—		—		—		—		—
KB-Kyobo New Mobility Power Fund		2,622		—		(2,622)		—		—		—		—		—
DA-Friend New Technology Investment Fund No.2		928		—		—		—		(21)		—		—		907
Cornerstone Pentastone Fund No.4		775		—		—		—		(11)		—		—		764
KB-Badgers Future Mobility ESG Fund No.1		6,105		10,401		—		(2)		(3,396)		—		—		13,108
JS Private Equity Fund No.3		1,862		—		(755)		—		(364)		—		—		743
Mirae Asset Mobility Investment Fund No.1		1,949		—		—		—		(31)		—		—		1,918
KB-FT Green Growth 1st Technology Investment Association		1,928		—		—		—		(39)		—		—		1,889
Glenwood Credit Private Equity Fund No.2		43,922		—		—		(2,430)		2,888		—		—		44,380
THE CHAEUL FUND NO.1		972		—		—		—		(18)		—		—		954
Smart Korea KB Future9-Sejong Venture Fund		2,398		—		—		—		(73)		—		—		2,325
KB-KTB Technology Venture Fund		21,391		5,600		—		—		(1,543)		—		—		25,448
KB-SOLIDUS Healthcare Investment Fund		40,172		23,270		—		—		(1,160)		—		—		62,282
Paramark KB Fund No.1		13,645		8,130		—		—		1,444		—		—		23,219
KB Co-Investment Private Equity Fund No.1		9,376		9,131		(3,098)		—		558		—		—		15,967
POSITIVE Sobujang Venture Fund No.1		1,965		—		(1,121)		(2,129)		2,154		—		—		869
History 2022 Fintech Fund		1,938		—		—		—		(42)		—		—		1,896
KB-NP Green ESG New Technology Venture Capital Fund		19,429		19,800		—		—		(637)		—		—		38,592
TMAP Mobility Co., Ltd.		183,572		—		—		—		(1,385)		(187)		—		182,000
Nextrade Co., Ltd.		9,225		—		—		—		(1,045)		—		—		8,180

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
Shinhan Global Mobility Fund No.1	~~W~~	1,324	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(30)	~~W~~	—	~~W~~	—	~~W~~	1,294
SKB Next Unicorn K-Battery Fund No.1		1,890		—		—		—		(40)		—		—		1,850
Lakewood-AVES Fund No.1		1,977		—		(1,977)		—		—		—		—		—
MW-Pyco NewWave New Technology Investment Fund 4th		1,965		—		—		—		(43)		—		—		1,922
Bitgoeul Cheomdan Green 1st Co., Ltd.		165		152		—		—		(75)		(1)		—		241
KB-SUSUNG 1st Investment Fund		2,953		—		(1,386)		—		621		—		—		2,188
Friend 55 New Technology Business Investment Fund		1,182		—		(1,182)		—		—		—		—		—
KY Global Cell & Gene Private Equity Fund 2nd		26,969		—		(26,969)		—		—		—		—		—
DSIP-Pharos Bioenergy Fund		16,458		—		(16,458)		—		—		—		—		—
Shinhan-Eco Venture Fund 2nd		1,800		225		—		—		(52)		—		—		1,973
Leading H2O Fund 1		1,489		—		—		—		(34)		—		—		1,455
2023 JB Newtech No.2 Fund		1,786		—		(394)		(150)		464		—		—		1,706
U-KB Credit No.1 Private Equity		6,850		400		—		—		754		—		—		8,004
KB-BridgePole Venture Investment Fund No.2		1,494		—		—		—		(31)		—		—		1,463
Sirius Silicon Valley I New Technology Fund		485		—		—		—		(11)		—		—		474
FineKB Private Equity Fund No.2		—		250		—		—		(2)		—		—		248
Timefolio Athleisure Investment Fund		—		4,000		—		—		(77)		—		—		3,923
VIG Private Equity Fund V-3		—		1,636		—		—		—		—		—		1,636
COMPA Global Scale-Up Fund No.3		—		1,000		—		—		(20)		—		—		980
AKK Robotech Valueup New Technology Investment Fund		—		1,000		—		—		127		—		—		1,127
YG MCE PROJECT NO.1 Fund		—		1,500		—		—		(23)		—		—		1,477
HI YG Win-win Fund No.2		—		2,000		—		—		(27)		—		—		1,973
KB-CJ Venture Fund 1st		—		1,800		—		—		(67)		—		—		1,733

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
Elohim-Bilanx aerospace No.1 Fund	~~W~~	—	~~W~~	2,000	~~W~~	—	~~W~~	—	~~W~~	(22)	~~W~~	—	~~W~~	—	~~W~~	1,978
KB-SUSUNG 2nd Investment Fund		—		2,000		—		—		(19)		—		—		1,981
IMM global Secondary 1-1 Equity Private Fund		—		2,819		—		—		935		—		—		3,754
LIB Material Investment Fund		—		4,098		—		—		(2,623)		—		—		1,475
NOVORSEC-SJG Consumer Secondary Fund		—		1,700		—		—		(12)		—		—		1,688
Allra Fintech Corp.		—		8,532		—		—		152		—		—		8,684
Reboot Private Equity Fund		—		7,000		—		—		(54)		—		—		6,946
KB-SBI Global Strategic Capital Fund		—		11,299		—		—		(515)		—		—		10,784
KB-Cyrus Tourism Venture Fund		—		1,000		—		—		(23)		—		—		977
IBKS Design Fund		—		2,000		—		—		(4)		—		—		1,996
NICE DATA INTELLIGENCE VENTURE FUND		—		1,000		—		—		(2)		—		—		998
Pectus Hanhwa Fund 2		—		2,000		—		—		(50)		—		—		1,950
KB-IMM New Star Real Estate Private Fund I		—		31,563		—		—		1,510		—		—		33,073
Korea Environment Technology Co., Ltd.		—		107,428		—		—		—		—		—		107,428
Others		1,016		930		(67)		—		(5)		21		18		1,913

		722,222		339,469		(94,631)		(14,125)		(6,332)		336		451		947,390

*	Gains (losses) on disposal of investments in associates and joint ventures amount to ~~W~~ 12,041 million ~~W~~ (10,552) million for the years ended December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2025 and 2024, and accumulated amount of unrecognized losses as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Unrecognized losses (gains) for the period				Accumulated unrecognized losses
	2025		2024		December 31, 2025		December 31, 2024
DSMETAL Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	103	~~W~~	103
Incheon Bridge Co., Ltd.		—		(12,105)		—		535
Jaeyang Industry Co., Ltd.		—		—		—		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		—		—		423		423
Korea NM Tech Co., Ltd.		6		7		47		41
Chongil Machine & Tools Co., Ltd.		—		—		75		75
Skydigital Inc.		(3)		(3)		191		194
Imt Technology Co., Ltd.		17		2		19		2
Jo Yang Industrial Co., Ltd.		2		127		278		276
MJT&I Corp.		3		1		156		153
Dae-A Leisure Co., Ltd.		310		286		1,195		885
Il-Kwang Electronic Materials Co., Ltd.		—		—		158		158
Dongjo Co., Ltd.		(34)		(26)		489		523
Iwon Alloy Co., Ltd.		4		4		26		22
Chunsung-meat co., ltd.		—		—		33		33
ALTSCS CO., LTD.		(16)		(15)		365		381
E-won Chemical Co., Ltd.		(2)		8		10		12
TKDS Co., Ltd		16		69		193		177
TAEYEONG PRECISION IND. Co., Ltd		—		42		—		42
MJ K Trading Co.		6		36		42		36
DNGV Co., Ltd.		(46)		46		—		46
Alpa Information&Communication Co., Ltd.		1		77		78		77
JC TECHNO Co., Ltd.		334		243		577		243
RAND Bio Science Co., Ltd.		—		150		—		877
Star-Lord General Investors Private Real Estate Investment Company No.10		3,595		5,643		26,670		23,075
SD Speed Co., Ltd.		43		—		43		—
Seokwang T&I Co., Ltd		7		—		7		—
Big Dipper Co., Ltd.		(11)		—		(11)		—

	~~W~~	4,232	~~W~~	(5,408)	~~W~~	31,181	~~W~~	28,433

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,294,337	~~W~~	—	~~W~~	(4)	~~W~~	2,294,333
Buildings		2,555,740		(989,391)		(5,746)		1,560,603
Leasehold improvements		1,136,679		(1,065,888)		—		70,791
Equipment and vehicles		2,191,181		(1,885,832)		—		305,349
Construction in-progress		30,924		—		—		30,924
Right-of-use assets		2,344,415		(1,471,642)		(972)		871,801

	~~W~~	10,553,276	~~W~~	(5,412,753)	~~W~~	(6,722)	~~W~~	5,133,801

	December 31, 2024
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,471,259	~~W~~	—	~~W~~	(4)	~~W~~	2,471,255
Buildings		2,481,041		(962,953)		(5,746)		1,512,342
Leasehold improvements		1,107,922		(1,025,640)		—		82,282
Equipment and vehicles		2,148,574		(1,850,044)		—		298,530
Construction in-progress		65,941		—		—		65,941
Right-of-use assets		2,241,126		(1,280,489)		(972)		959,665

	~~W~~	10,515,863	~~W~~	(5,119,126)	~~W~~	(6,722)	~~W~~	5,390,015

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14.1.2 Changes in property and equipment for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Acquisition		Transfer [1]		Disposal		Depreciation [2]		Others		Ending
Land	~~W~~	2,471,255	~~W~~	2,247	~~W~~	(149,318)	~~W~~	(19,548)	~~W~~	—	~~W~~	(10,303)	~~W~~	2,294,333
Buildings		1,512,342		25,316		93,753		(1,444)		(69,749)		385		1,560,603
Leasehold improvements		82,282		12,536		25,222		(389)		(48,021)		(839)		70,791
Equipment and vehicles		298,530		151,423		5,405		(250)		(147,237)		(2,522)		305,349
Construction in-progress		65,941		142,017		(175,212)		(2,635)		—		813		30,924
Right-of-use assets		959,665		379,219		(15,800)		(69,975)		(378,022)		(3,286)		871,801

	~~W~~	5,390,015	~~W~~	712,758	~~W~~	(215,950)	~~W~~	(94,241)	~~W~~	(643,029)	~~W~~	(15,752)	~~W~~	5,133,801

(In millions of Korean won)	2024
	Beginning		Acquisition		Transfer [1]		Disposal		Depreciation [2]		Others		Ending
Land	~~W~~	2,442,182	~~W~~	66	~~W~~	15,892	~~W~~	(806)	~~W~~	—	~~W~~	13,921	~~W~~	2,471,255
Buildings		1,543,808		6,229		31,602		(3,498)		(68,707)		2,908		1,512,342
Leasehold improvements		76,030		17,211		39,857		(710)		(51,790)		1,684		82,282
Equipment and vehicles		252,992		153,309		16,972		(1,933)		(139,788)		16,978		298,530
Construction in-progress		56,971		124,419		(114,761)		(1,402)		—		714		65,941
Right-of-use assets		573,716		1,285,013		(12,759)		(552,340)		(360,401)		26,436		959,665

	~~W~~	4,945,699	~~W~~	1,586,247	~~W~~	(23,197)	~~W~~	(560,689)	~~W~~	(620,686)	~~W~~	62,641	~~W~~	5,390,015

[1]	Includes transfers with investment properties and assets held for sale.
[2]

Includes depreciation expenses amounting to ~~W~~ 67,770 million and ~~W~~ 65,452 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2025 and 2024, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(6,722)	~~W~~	(627)	~~W~~	—	~~W~~	627	~~W~~	(6,722)

(In millions of Korean won)	2024
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(5,751)	~~W~~	(971)	~~W~~	—	~~W~~	—	~~W~~	(6,722)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,866,468	~~W~~	—	~~W~~	(50,024)	~~W~~	1,816,444
Buildings		1,696,772		(176,140)		(112,896)		1,407,736

	~~W~~	3,563,240	~~W~~	(176,140)	~~W~~	(162,920)	~~W~~	3,224,180

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,990,096	~~W~~	—	~~W~~	(13,226)	~~W~~	1,976,870
Buildings		1,998,943		(186,500)		(30,137)		1,782,306

	~~W~~	3,989,039	~~W~~	(186,500)	~~W~~	(43,363)	~~W~~	3,759,176

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2025, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Land and buildings	~~W~~	268,459	Cost approach method	- Officially assessed value - Replacement cost
		2,291,991	Market comparison method	- Price per square meter
		1,431,108	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others

Fair value of investment properties amounts to ~~W~~ 3,991,558 million and ~~W~~ 3,276,822 million as of December 31, 2025 and 2024, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 190,077 million and ~~W~~ 147,151 million for the years ended December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14.2.3 Changes in investment properties for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,976,870	~~W~~	73,455	~~W~~	9,998	~~W~~	(221,627)	~~W~~	—	~~W~~	(22,252)	~~W~~	1,816,444
Buildings		1,782,306		110,048		3,186		(188,514)		(47,150)		(252,140)		1,407,736

	~~W~~	3,759,176	~~W~~	183,503	~~W~~	13,184	~~W~~	(410,141)	~~W~~	(47,150)	~~W~~	(274,392)	~~W~~	3,224,180

(In millions of Korean won)
	2024
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	2,236,544	~~W~~	48,931	~~W~~	2,792	~~W~~	(324,787)	~~W~~	—	~~W~~	13,390	~~W~~	1,976,870
Buildings		1,873,240		39,825		10,084		(118,174)		(50,426)		27,757		1,782,306

	~~W~~	4,109,784	~~W~~	88,756	~~W~~	12,876	~~W~~	(442,961)	~~W~~	(50,426)	~~W~~	41,147	~~W~~	3,759,176

*	Includes transfers with property and equipment and assets held for sale.

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	922,959	~~W~~	—	~~W~~	(368,168)	~~W~~	78,874	~~W~~	633,665
Other intangible assets		3,706,043		(2,686,277)		(44,004)		—		975,762

	~~W~~	4,629,002	~~W~~	(2,686,277)	~~W~~	(412,172)	~~W~~	78,874	~~W~~	1,609,427

(In millions of Korean won)
	December 31, 2024
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	922,959	~~W~~	—	~~W~~	(137,937)	~~W~~	89,026	~~W~~	874,048
Other intangible assets		3,766,460		(2,630,665)		(43,159)		—		1,092,636

	~~W~~	4,689,419	~~W~~	(2,630,665)	~~W~~	(181,096)	~~W~~	89,026	~~W~~	1,966,684

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.2 Details of goodwill as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025				December 31, 2024
	Acquisition cost		Carrying amount [1]		Acquisition cost		Carrying amount [1]
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,403
KB Securities Vietnam Joint Stock Company		13,092		14,183		13,092		14,988
KB Daehan Specialized Bank Plc. [2]		6,189		—		6,189		—
KB PRASAC Bank Plc.		398,144		185,725		398,144		419,918
PT Sunindo Kookmin Best Finance		2,963		1,367		2,963		3,172
PT Bank KB Indonesia Tbk.		89,220		88,477		89,220		94,162
PT. KB Finansia Multi Finance		51,820		54,360		51,820		57,853
PT. KB Valbury Sekurita		11,070		11,334		11,070		12,063
Others		19,956		17,029		19,956		10,703

	~~W~~	922,959	~~W~~	633,665	~~W~~	922,959	~~W~~	874,048

[1]	Includes the effect of exchange differences and others.
[2]	KB Daehan Specialized Bank Plc. and I-Finance Leasing merged on December 19, 2024.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(137,937)	~~W~~	(223,871)	~~W~~	(6,360)	~~W~~	(368,168)

(In millions of Korean won)	2024
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(76,785)	~~W~~	(60,273)	~~W~~	(879)	~~W~~	(137,937)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2025 are as follows:

	(In millions of Korean won)	December 31, 2025
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount *		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	~~W~~	49,315	~~W~~	4,204,235	18.08	1.00
	Corporate banking		15,973		10,031,341	14.33	1.00
	KB Securities Co., Ltd.		58,889		503,529	11.31	1.00
	KB Capital Co., Ltd.		79,609		1,913,364	8.44	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,404		116,891	13.08	1.00
	KB Securities Vietnam Joint Stock Company		13,794		18,189	17.81	1.00
	PT Bank KB Indonesia Tbk.		86,927		694,511	21.78	3.00
	KB PRASAC Bank Plc		400,551		(219,059)	22.93	4.00
	PT Sunindo Kookmin Best Finance		2,928		(1,706)	20.05	0.00
	PT. KB Finansia Multi Finance		53,408		96,187	15.47	1.00
	PT. KB Valbury Sekurita		11,136		48,087	11.50	1.00
	Others		17,029		23,227	—	—

		~~W~~	846,963	~~W~~	17,428,796

*	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.

Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. In relation to subsequent cash flows, it is assumed that cash flows will grow at a certain permanent growth rate. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.5 Details of intangible assets other than goodwill as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	2,694	~~W~~	(2,117)	~~W~~	—	~~W~~	577
Software		2,582,445		(1,955,811)		(415)		626,219
Other intangible assets		1,085,777		(693,222)		(43,589)		348,966
Right-of-use assets		35,127		(35,127)		—		—

	~~W~~	3,706,043	~~W~~	(2,686,277)	~~W~~	(44,004)	~~W~~	975,762

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	2,632	~~W~~	(1,971)	~~W~~	—	~~W~~	661
Software		2,718,892		(2,022,510)		(1,476)		694,906
Other intangible assets		1,009,809		(571,645)		(41,683)		396,481
Right-of-use assets		35,127		(34,539)		—		588

	~~W~~	3,766,460	~~W~~	(2,630,665)	~~W~~	(43,159)	~~W~~	1,092,636

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Beginning		Acquisition & transfer		Disposal		Amortization [1]		Others		Ending
Industrial property rights	~~W~~	661	~~W~~	187	~~W~~	—	~~W~~	(198)	~~W~~	(73)	~~W~~	577
Software		694,906		202,743		(6)		(268,258)		(3,166)		626,219
Other intangible assets [2]		396,481		65,054		(11,366)		(97,708)		(3,495)		348,966
Right-of-use assets		588		—		—		(588)		—		—

	~~W~~	1,092,636	~~W~~	267,984	~~W~~	(11,372)	~~W~~	(366,752)	~~W~~	(6,734)	~~W~~	975,762

(In millions of Korean won)
	2024
	Beginning		Acquisition & transfer		Disposal		Amortization [1]		Others		Ending
Industrial property rights	~~W~~	1,086	~~W~~	164	~~W~~	(431)	~~W~~	(158)	~~W~~	—	~~W~~	661
Software		566,354		419,582		(3,144)		(292,596)		4,710		694,906
Other intangible assets [2]		514,849		3,548		(6,533)		(105,206)		(10,177)		396,481
Right-of-use assets		1,595		—		—		(1,007)		—		588

	~~W~~	1,083,884	~~W~~	423,294	~~W~~	(10,108)	~~W~~	(398,967)	~~W~~	(5,467)	~~W~~	1,092,636

[1]	Includes ~~W~~ 27,325 million and ~~W~~ 37,906 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2025 and 2024, respectively.
[2]

Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(43,159)	~~W~~	(1,905)	~~W~~	500	~~W~~	560	~~W~~	(44,004)

(In millions of Korean won)	2024
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(31,645)	~~W~~	(15,468)	~~W~~	1,020	~~W~~	2,934	~~W~~	(43,159)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

16. Leases

16.1 The Group as a Lessee

16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Right-of-use property and equipment: *
Real estate	~~W~~	853,940	~~W~~	937,887
Vehicles		15,575		17,770
Others		2,286		4,008

		871,801		959,665

Right-of-use intangible assets *		—		588

	~~W~~	871,801	~~W~~	960,253

Lease liabilities *	~~W~~	901,113	~~W~~	964,399

*	Included in property and equipment, intangible assets, and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	321,490	~~W~~	304,882
Vehicles		17,320		18,531
Others		2,318		1,882
Intangible assets		588		1,007

	~~W~~	341,716	~~W~~	326,302

Interest expenses on the lease liabilities	~~W~~	33,185	~~W~~	40,454
Expense relating to short-term lease		3,669		3,960
Expense relating to lease of low-value assets that are not short-term lease		4,096		4,682
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		159		147

Total cash outflows for lease for the years ended December 31, 2025 and 2024 are ~~W~~ 374,877 million and ~~W~~ 326,821 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

16.2 The Group as a Lessor

16.2.1 The Group as a finance lessor

16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025				December 31, 2024
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
Up to 1 year	~~W~~	191,385	~~W~~	139,903	~~W~~	291,341	~~W~~	218,942
1-5 years		363,689		246,308		348,909		264,617
Over 5 years		11,501		7,460		6,038		6,038

	~~W~~	566,575	~~W~~	393,671	~~W~~	646,288	~~W~~	489,597

16.2.1.2 Unearned finance income on finance lease as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Gross investment in the lease	~~W~~	566,575	~~W~~	646,288
Net investment in the lease:
Present value of minimum lease payments		393,671		489,597
Present value of unguaranteed residual value		109,023		104,846

		502,694		594,443

Unearned finance income	~~W~~	63,881	~~W~~	51,845

16.2.2 The Group as an operating lessor

Future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Minimum lease payments to be received:
Up to 1 year	~~W~~	884,866	~~W~~	876,011
1-5 years		1,934,480		1,710,770
Over 5 years		156,546		205,095

	~~W~~	2,975,892	~~W~~	2,791,876

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17. Deferred Income Tax Assets and Liabilities

17.1 Details of deferred income tax assets and liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Assets		Liabilities		Net amount
Other provisions	~~W~~	233,337	~~W~~	—	~~W~~	233,337
Allowances for credit losses		44,300		(2,355)		41,945
Impairment losses of property and equipment		10,614		(1,164)		9,450
Interest on equity index-linked deposits		362		—		362
Share-based payments		49,752		—		49,752
Provisions for acceptances and guarantees		14,464		(164)		14,300
Gains or losses on valuation of derivatives		324,878		(341,168)		(16,290)
Present value discount		11,439		(239)		11,200
Gains or losses on fair value hedge		—		(36,979)		(36,979)
Accrued interest		(14)		(290,542)		(290,556)
Deferred loan origination fees and costs		16,103		(200,328)		(184,225)
Advanced depreciation provision		—		(4,170)		(4,170)
Gains or losses on revaluation		326		(284,230)		(283,904)
Investments in subsidiaries and others		89,649		(298,302)		(208,653)
Gains or losses on valuation of security investment		1,045,397		(444,901)		600,496
Defined benefit liabilities		651,974		—		651,974
Accrued expenses		403,784		—		403,784
Retirement insurance expense		—		(666,714)		(666,714)
Adjustments to the prepaid contributions		—		(79,010)		(79,010)
Derivative-linked securities		9,051		(43,669)		(34,618)
Others *		1,221,261		(3,058,788)		(1,837,527)

		4,126,677		(5,752,723)		(1,626,046)

Offsetting of deferred income tax assets and liabilities		(3,933,643)		3,933,643		—

	~~W~~	193,034	~~W~~	(1,819,080)	~~W~~	(1,626,046)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17.1 Details of deferred income tax assets and liabilities as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	219,460	~~W~~	—	~~W~~	219,460
Allowances for credit losses		17,060		—		17,060
Impairment losses of property and equipment		10,543		(1,359)		9,184
Share-based payments		36,962		—		36,962
Provisions for acceptances and guarantees		16,172		(163)		16,009
Gains or losses on valuation of derivatives		296,164		(225,773)		70,391
Present value discount		11,952		(14)		11,938
Gains or losses on fair value hedge		—		(45,741)		(45,741)
Accrued interest		1,679		(262,437)		(260,758)
Deferred loan origination fees and costs		16,278		(189,207)		(172,929)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,227)		(289,914)
Investments in subsidiaries and others		77,426		(248,692)		(171,266)
Gains or losses on valuation of security investment		489,018		(448,460)		40,558
Defined benefit liabilities		619,544		—		619,544
Accrued expenses		365,702		—		365,702
Retirement insurance expense		—		(590,749)		(590,749)
Adjustments to the prepaid contributions		—		(49,134)		(49,134)
Derivative-linked securities		6,883		(86,112)		(79,229)
Others *		1,244,462		(2,391,015)		(1,146,553)

		3,429,618		(4,833,086)		(1,403,468)

Offsetting of deferred income tax assets and liabilities		(3,150,794)		3,150,794		—

	~~W~~	278,824	~~W~~	(1,682,292)	~~W~~	(1,403,468)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.

17.2 Unrecognized Deferred Income Tax Assets

17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 3,868,075 million associated with investments in subsidiaries as of December 31, 2025, because it is not probable that these temporary differences will reverse in the foreseeable future.

17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 333,405 million related to other provisions and ~~W~~ 92,618 million associated with others as of December 31, 2025, due to the uncertainty that these temporary differences will be realized in the future.

17.3 Unrecognized Deferred Income Tax Liabilities

17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 816,745 million associated with investments in subsidiaries as of December 31, 2025, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2025, for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17.4 Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	829,857	~~W~~	806,030	~~W~~	1,156,244	~~W~~	1,180,071
Allowances for credit losses		65,023		52,046		148,519		161,496
Impairment losses of property and equipment		38,452		25,506		25,241		38,187
Deferred loan origination fees and costs		61,660		13,802		10,698		58,556
Interest on equity index-linked deposits		—		—		1,317		1,317
Share-based payments		140,006		125,469		166,378		180,915
Provisions for acceptances and guarantees		60,642		60,642		52,000		52,000
Gains or losses on valuation of derivatives		1,122,015		1,122,015		1,181,547		1,181,547
Present value discount		45,274		45,274		41,596		41,596
Investments in subsidiaries and others		4,184,249		61,624		77,520		4,200,145
Gains or losses on valuation of security investment		1,854,209		1,844,634		3,791,454		3,801,029
Defined benefit liabilities		2,346,756		348,897		372,956		2,370,815
Accrued expenses		1,386,923		1,380,332		1,461,345		1,467,936
Derivative-linked securities		26,070		26,070		32,913		32,913
Others [1]		3,907,004		1,752,786		1,416,838		3,571,056

		16,068,140		7,665,127		9,936,566		18,339,579

Unrecognized deferred income tax assets
Other provisions		404						333,405
Investments in subsidiaries and others		3,914,339						3,868,075
Others		98,004						92,618

		12,055,393						14,045,481
Tax rate (%) [2]		26.4						27.5

Total deferred income tax assets	~~W~~	3,429,618					~~W~~	4,126,677

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	(173,260)	~~W~~	(173,260)	~~W~~	(134,469)	~~W~~	(134,469)
Accrued interest		(994,078)		(916,788)		(979,229)		(1,056,519)
Allowances for credit losses		—		—		(8,563)		(8,563)
Impairment losses of property and equipment		(3,109)		(1,713)		102		(1,294)
Deferred loan origination fees and costs		(716,693)		(716,708)		(728,480)		(728,465)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(855,200)		(883,359)		(1,248,314)		(1,220,155)
Present value discount		(3,719)		(3,719)		(26,382)		(26,382)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,099,344)		(98,214)		(32,435)		(1,033,565)
Investments in subsidiaries and others		(2,668,423)		(259,981)		467,200		(1,941,242)
Gains or losses on valuation of security investment		(1,691,477)		(1,652,548)		(1,561,787)		(1,600,716)
Retirement insurance expense		(2,237,687)		(177,945)		(364,671)		(2,424,413)
Adjustments to the prepaid contributions		(186,113)		(186,113)		(287,309)		(287,309)
Derivative-linked securities		(326,181)		(326,181)		(158,793)		(158,793)
Others [1]		(8,477,644)		(523,001)		(2,467,103)		(10,421,746)

		(19,513,379)		(5,928,627)		(7,539,330)		(21,124,082)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(1,744,044)						(816,745)
Others		(522)						(28,537)

		(17,703,525)						(20,213,512)
Tax rate (%) [2]		26.4						27.5

Total deferred income tax liabilities	~~W~~	(4,833,086)					~~W~~	(5,752,723)

[1]	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.
[2]	Deferred tax assets and liabilities that are expected to be realized after 2026 are measured using the tax rate of 27.5%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17.4 Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	1,202,725	~~W~~	1,173,243	~~W~~	800,375	~~W~~	829,857
Allowances for credit losses		113,157		114,700		66,566		65,023
Impairment losses of property and equipment		30,774		21,585		29,263		38,452
Deferred loan origination fees and costs		55,278		11,323		17,705		61,660
Share-based payments		92,146		81,835		129,695		140,006
Provisions for acceptances and guarantees		185,290		185,290		60,642		60,642
Gains or losses on valuation of derivatives		904,830		904,830		1,122,015		1,122,015
Present value discount		54,815		54,815		45,274		45,274
Investments in subsidiaries and others		3,112,619		102,105		1,173,735		4,184,249
Gains or losses on valuation of security investment		3,456,456		3,450,487		1,848,240		1,854,209
Defined benefit liabilities		2,174,727		306,292		478,321		2,346,756
Accrued expenses		1,225,697		1,220,348		1,381,574		1,386,923
Derivative-linked securities		21,725		21,725		26,070		26,070
Others [1]		3,052,860		1,222,782		2,076,926		3,907,004

		15,683,099		8,871,360		9,256,401		16,068,140

Unrecognized deferred income tax assets
Other provisions		404						404
Investments in subsidiaries and others		2,948,424						3,914,339
Others		85,346						98,004

		12,648,925						12,055,393
Tax rate (%)		26.4						26.4

Total deferred income tax assets	~~W~~	3,637,726					~~W~~	3,429,618

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	(216,460)	~~W~~	(43,200)	~~W~~	—	~~W~~	(173,260)
Accrued interest		(809,501)		(718,384)		(902,961)		(994,078)
Impairment losses of property and equipment		(3,288)		(179)		—		(3,109)
Deferred loan origination fees and costs		(666,878)		(666,878)		(716,693)		(716,693)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(698,745)		(698,745)		(855,200)		(855,200)
Present value discount		(2,745)		(2,745)		(3,719)		(3,719)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,100,555)		(38,949)		(37,738)		(1,099,344)
Investments in subsidiaries and others		(2,134,355)		(146,755)		(680,823)		(2,668,423)
Gains or losses on valuation of security investment		(1,282,875)		(1,240,160)		(1,648,762)		(1,691,477)
Defined benefit liabilities		(97)		(97)		—		—
Retirement insurance expense		(2,371,534)		(326,432)		(192,585)		(2,237,687)
Adjustments to the prepaid contributions		(125,019)		(125,019)		(186,113)		(186,113)
Derivative-linked securities		(994,405)		(994,405)		(326,181)		(326,181)
Others [1]		(11,042,857)		(2,848,140)		(282,927)		(8,477,644)

		(21,529,765)		(7,859,185)		(5,842,799)		(19,513,379)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(1,220,925)						(1,744,044)
Others		(446)						(522)

		(20,243,106)						(17,703,525)
Tax rate (%)		26.4						26.4

Total deferred income tax liabilities	~~W~~	(5,458,413)					~~W~~	(4,833,086)

[1]	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

18. Assets Held for Sale and Disposal group classified as held for sale

18.1 Assets Held for Sale

18.1.1 Details of assets held for sale as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	121,182	~~W~~	(45,627)	~~W~~	75,555	~~W~~	125,973
Buildings held for sale		168,014		(68,650)		99,364		118,454
Other assets held for sale		1,865		(1,865)		—		—

	~~W~~	291,061	~~W~~	(116,142)	~~W~~	174,919	~~W~~	244,427

(In millions of Korean won)	December 31, 2024
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	82,878	~~W~~	(48,986)	~~W~~	33,892	~~W~~	44,906
Buildings held for sale		179,430		(76,908)		102,522		124,095
Other assets held for sale		2,664		(2,241)		423		423

	~~W~~	264,972	~~W~~	(128,135)	~~W~~	136,837	~~W~~	169,424

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

18.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2025 are as follows:

(In millions of Korean won)

December 31, 2025
	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	~~W~~244,427	Sales comparison approach model and others	Adjustment index	0.33~2.90	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or local factors or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

18.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(128,135)	~~W~~	(35,536)	~~W~~	1	~~W~~	47,528	~~W~~	(116,142)

(In millions of Korean won)	2024
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(64,658)	~~W~~	(49,259)	~~W~~	2	~~W~~	(14,220)	~~W~~	(128,135)

18.1.4 As of December 31, 2025, assets held for sale consist of 34 real estates of closed offices, and 297 foreclosure assets on loans of PT Bank KB Indonesia Tbk., which were determined to sell by management, but not yet sold as of December 31, 2025. The remaining 331 assets are being actively marketed.

18.2 Disposal group classified as held for sale

Kookmin Bank(a subsidiary of the Group) decided to dispose of its entire equity interest in PT KB Bukopin Finance held by its consolidated subsidiary, PT Bank KB Indonesia Tbk. Accordingly, as of December 31, 2025, the bank classified the assets and liabilities of PT KB Bukopin Finance as a disposal group held for sale and a disposal group of liabilities directly associated with assets held for sale, respectively. As of December 31, 2025, the bank has entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of completing the disposal.

18.2.1 The major components of assets classified as a disposal group held for sale as of December 31, 2025 are as follows:

(In millions of Korean won)	December 31, 2025
Other financial assets
Cash and deposits	~~W~~	5,858
Loans measured at amortized cost		85,572
Property and equipment		131
Intangible assets		17
Deferred tax assets		16
Other assets		2,621

	~~W~~	94,215

18.2.2 The major components of liabilities classified as a disposal group held for sale as of December 31, 2025 are as follows:

(In millions of Korean won)	December 31, 2025
Other financial assets
Borrowings	~~W~~	58,590
Net defined benefit liabilities		13
Other liabilities		9,627
Current income tax liabilities		60

	~~W~~	68,290

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

18.2.3 As of December 31, 2025, the Group measured the disposal group classified as held for sale at the lower of its carrying amount and fair value less costs to sell, and no impairment loss was recognized as fair value less costs to sell exceeded the carrying amount.

19. Other Assets

19.1 Details of other assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Other financial assets
Other receivables	~~W~~	12,988,106	~~W~~	8,955,019
Accrued income		3,227,004		3,271,649
Guarantee deposits		866,563		918,515
Domestic exchange settlement debits		1,283,515		464,292
Others		1,344,410		1,322,780
Less: Allowances for credit losses		(629,272)		(518,864)
Less: Present value discount		(10,630)		(9,164)

		19,069,696		14,404,227

Other non-financial assets
Other receivables		20,295		5,435
Prepaid expenses		642,059		654,346
Guarantee deposits		6,367		5,121
Others		4,320,295		3,809,174
Less: Allowances for credit losses		(13,584)		(14,666)

		4,975,432		4,459,410

	~~W~~	24,045,128	~~W~~	18,863,637

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	518,864	~~W~~	14,666	~~W~~	533,530
Write-offs		(11,700)		(263)		(11,963)
Provision (reversal)		115,283		(1,220)		114,063
Others		6,825		401		7,226

Ending	~~W~~	629,272	~~W~~	13,584	~~W~~	642,856

(In millions of Korean won)	2024
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	304,567	~~W~~	12,769	~~W~~	317,336
Write-offs		(13,552)		(142)		(13,694)
Provision (reversal)		155,770		1,987		157,757
Others		72,079		52		72,131

Ending	~~W~~	518,864	~~W~~	14,666	~~W~~	533,530

20. Financial Liabilities at Fair Value through Profit or Loss

20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,923,691	~~W~~	2,558,520
Others		415,881		159,212

		3,339,572		2,717,732

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,981,018		8,002,499

		7,981,018		8,002,499

	~~W~~	11,320,590	~~W~~	10,720,231

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Amount contractually required to pay at maturity	~~W~~	7,900,807	~~W~~	7,947,236
Carrying amount		7,981,018		8,002,499

Difference	~~W~~	(80,211)	~~W~~	(55,263)

21. Deposits

Details of deposits as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Demand deposits
Demand deposits in Korean won	~~W~~	169,324,051	~~W~~	156,242,487
Demand deposits in foreign currencies		16,531,638		13,667,783

		185,855,689		169,910,270

Time deposits
Time deposits in Korean won		224,427,609		221,342,787
Fair value adjustments of fair value hedged time deposits in Korean won		6,865		6,258

		224,434,474		221,349,045

Time deposits in foreign currencies		27,711,278		28,299,460
Fair value adjustments of fair value hedged time deposits in foreign currencies		(1,334)		(7,593)

		27,709,944		28,291,867

		252,144,418		249,640,912

Certificates of deposits		13,749,293		9,805,371

Investment contract liabilities		10,647,626		6,331,344

	~~W~~	462,397,026	~~W~~	435,687,897

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

22. Borrowings

22.1 Details of borrowings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
General borrowings	~~W~~	53,070,565	~~W~~	52,433,193
Bonds sold under repurchase agreements and others		13,430,104		12,803,106
Call money		4,227,727		2,840,713

	~~W~~	70,728,396	~~W~~	68,077,012

22.2 Details of general borrowings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of December 31, 2025	December 31, 2025	December 31, 2024
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.00	~~W~~6,958,623	~~W~~4,618,026
	Borrowings from the government	SEMAS and others	0.00~3.50	2,402,107	2,409,409
	Borrowings from banks	The Korea Development Bank and others	2.20~5.92	1,556,717	1,267,487
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.55~6.50	2,674,329	3,014,113
	Other borrowings	The Korea Development Bank and others	0.00~6.94	22,050,728	22,294,928

				35,642,504	33,603,963

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	731	15,155
	Borrowings from banks	Citicorp International Ltd. and others	0.00~9.51	14,412,057	15,914,710
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.19~4.42	5,883	6,027
	Other borrowings	Standard Chartered Bank (Hong Kong) and others	0.00~4.33	3,009,390	2,893,338

				17,428,061	18,829,230

				~~W~~53,070,565	~~W~~52,433,193

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2025	December 31, 2025		December 31, 2024
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~4.80	~~W~~	13,425,697	~~W~~	12,794,534
Bills sold	Counter sale	1.55~2.00		4,407		8,572

			~~W~~	13,430,104	~~W~~	12,803,106

22.4 Details of call money as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2025	December 31, 2025		December 31, 2024
Call money in Korean won	JPMorgan Chase Bank and others	2.12~2.90	~~W~~	2,270,500	~~W~~	820,000
Call money in foreign currencies	BANK OF THAILAND and others	1.33~10.00		1,957,227		2,020,713

			~~W~~	4,227,727	~~W~~	2,840,713

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

23. Debentures

23.1 Details of debentures as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Interest rate (%) as of December 31, 2025	December 31, 2025		December 31, 2024
Debentures in Korean won
Structured debentures	3.45~5.86	~~W~~	90,410	~~W~~	20,560
Subordinated fixed rate debentures	2.02~4.90		5,045,150		4,445,150
Fixed rate debentures	1.33~7.20		55,987,465		54,370,733
Floating rate debentures	2.61~5.79		2,380,000		1,250,000

			63,503,025		60,086,443
Fair value adjustments of fair value hedged debentures in Korean won			(116,915)		(108,207)
Less: Discount on debentures in Korean won			(79,204)		(57,075)

			63,306,906		59,921,161

Debentures in foreign currencies
Floating rate debentures	2.26~5.08		3,636,907		3,122,201
Fixed rate debentures	0.00~9.06		13,179,168		13,229,773

			16,816,075		16,351,974
Fair value adjustments of fair value hedged debentures in foreign currencies			(23,084)		(63,717)
Less: Discount on debentures in foreign currencies			(50,627)		(38,161)

			16,742,364		16,250,096

		~~W~~	80,049,270	~~W~~	76,171,257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

23.2 Changes in debentures based on par value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	20,560	~~W~~	70,000	~~W~~	(150)	~~W~~	—	~~W~~	90,410
Subordinated fixed rate debentures		4,445,150		600,000		—		—		5,045,150
Fixed rate debentures		54,370,733		86,011,300		(84,394,568)		—		55,987,465
Floating rate debentures		1,250,000		1,360,000		(230,000)		—		2,380,000

		60,086,443		88,041,300		(84,624,718)		—		63,503,025

Debentures in foreign currencies
Floating rate debentures		3,122,201		1,409,480		(841,190)		(53,584)		3,636,907
Fixed rate debentures		13,229,773		3,779,076		(4,021,182)		191,501		13,179,168

		16,351,974		5,188,556		(4,862,372)		137,917		16,816,075

	~~W~~	76,438,417	~~W~~	93,229,856	~~W~~	(89,487,090)	~~W~~	137,917	~~W~~	80,319,100

(In millions of Korean won)	2024
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	90,640	~~W~~	—	~~W~~	(70,080)	~~W~~	—	~~W~~	20,560
Exchangeable bonds		240,000		—		(240,000)		—		—
Subordinated fixed rate debentures		4,453,970		—		(8,820)		—		4,445,150
Fixed rate debentures		45,624,127		82,306,421		(73,559,815)		—		54,370,733
Floating rate debentures		5,410,000		440,000		(4,600,000)		—		1,250,000

		55,818,737		82,746,421		(78,478,715)		—		60,086,443

Debentures in foreign currencies
Floating rate debentures		2,532,921		975,755		(728,965)		342,490		3,122,201
Fixed rate debentures		11,109,296		2,620,029		(1,880,406)		1,380,854		13,229,773

		13,642,217		3,595,784		(2,609,371)		1,723,344		16,351,974

	~~W~~	69,460,954	~~W~~	86,342,205	~~W~~	(81,088,086)	~~W~~	1,723,344	~~W~~	76,438,417

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

24. Provisions

24.1 Details of provisions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Provisions for credit losses of unused loan commitments	~~W~~	274,488	~~W~~	297,855
Provisions for credit losses of acceptances and guarantees		49,025		56,097
Provisions for credit losses of financial guarantee contracts		6,024		7,378
Provisions for restoration costs		171,649		180,590
Others		763,204		385,712

	~~W~~	1,264,390	~~W~~	927,632

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		24,364		(24,268)		(96)		116		(116)		—
Transfer to lifetime expected credit losses		(22,180)		24,123		(1,943)		(826)		862		(36)
Impairment		(1,502)		(3,375)		4,877		(47)		(172)		219
Provision (reversal) for credit losses		(29,070)		8,761		(2,441)		(6,320)		2,279		(2,653)
Others (exchange differences, etc.)		(604)		7		(20)		(317)		(4)		(57)

Ending	~~W~~	188,003	~~W~~	84,223	~~W~~	2,262	~~W~~	32,071	~~W~~	5,336	~~W~~	11,618

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		90,484		(84,851)		(5,633)		87,306		(87,306)		—
Transfer to lifetime expected credit losses		(19,576)		20,367		(791)		(464)		464		—
Impairment		(720)		(2,150)		2,870		(52)		(85)		137
Provision (reversal) for credit losses		(88,390)		9,139		(5,210)		(90,285)		(58,819)		9,309
Others (exchange differences, etc.)		2,523		152		(25)		12,111		36		291

Ending	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	7,378	~~W~~	6,500
Provision (reversal)		(529)		15,779
Others		(825)		(14,901)

Ending	~~W~~	6,024	~~W~~	7,378

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

24.4 Changes in provisions for restoration costs for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	180,590	~~W~~	155,214
Provision		8,275		7,846
Reversal		(4,515)		(1,422)
Used		(14,925)		(4,632)
Unwinding of discount		5,075		5,221
Effect of changes in discount rate		(2,851)		18,363

Ending	~~W~~	171,649	~~W~~	180,590

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

24.5 Changes in other provisions for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Membership rewards program		Dormant accounts		Litigations		Others [1,2,3,4]		Total
Beginning	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712
Increase		108		12,642		59,444		496,648		568,842
Decrease		(90)		(10,061)		(73,044)		(107,629)		(190,824)
Others		—		—		(524)		(2)		(526)

Ending [1,2,3,4]	~~W~~	91	~~W~~	5,734	~~W~~	142,090	~~W~~	615,289	~~W~~	763,204

(In millions of Korean won)
	2024
	Membership rewards program		Dormant accounts		Litigations		Others [1,2,3]		Total
Beginning	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		80		2,803		53,125		806,860		862,868
Decrease		(54)		(3,009)		(84,490)		(1,115,767)		(1,203,320)
Others		—		—		1,912		4,668		6,580

Ending [1,2,3]	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712

[1]	Includes other provisions of ~~W~~ 6,577 million and ~~W~~ 17,064 million related to the Livelihood finance support program as of December 31, 2025 and 2024, respectively
[2]

Includes other provisions of ~~W~~ 28,396 million and ~~W~~ 55,182 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of December 31, 2025 and 2024, respectively.

[3]

Includes other provisions of ~~W~~ 144,246 million and ~~W~~ 33,776 million related to the completion guarantee management-type land trust business agreement of KB Real Estate Trust Co., Ltd. as of December 31, 2025 and 2024, respectively.

[4]

As of December 31, 2025, other provisions include ~~W~~ 333,002 million related to ELS and LTV penalties, among others, and such amount may change depending on future developments and the outcome of related matters.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25. Net Defined Benefit Liabilities

25.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	2,537,534	~~W~~	(2,695,847)	~~W~~	(158,313)
Current service cost		228,415		—		228,415
Past service cost		410		—		410
Gains on settlement		(184)		—		(184)
Interest expense (income)		86,257		(93,357)		(7,100)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(1,718)		—		(1,718)
Actuarial gains and losses by changes in financial assumptions		(25,489)		—		(25,489)
Actuarial gains and losses by experience adjustments		32,440		—		32,440
Return on plan assets (excluding amounts included in interest income)		—		(43,680)		(43,680)
Contributions by the Group		—		(213,439)		(213,439)
Payments from plans (settlement)		(3,841)		3,841		—
Payments from plans (benefit payments)		(230,683)		230,683		—
Payments from the Group		(64,187)		—		(64,187)
Transfer in (out)		833		(422)		411
Effect of exchange differences		(804)		9		(795)
Others		(49)		—		(49)

Ending *	~~W~~	2,558,934	~~W~~	(2,812,212)	~~W~~	(253,278)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	2,362,952	~~W~~	(2,655,173)	~~W~~	(292,221)
Current service cost		216,612		—		216,612
Gains on settlement		(1,751)		—		(1,751)
Interest expense (income)		94,050		(107,712)		(13,662)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(2,786)		—		(2,786)
Actuarial gains and losses by changes in financial assumptions		145,060		—		145,060
Actuarial gains and losses by experience adjustments		2,670		—		2,670
Return on plan assets (excluding amounts included in interest income)		—		(27,251)		(27,251)
Contributions by the Group		—		(131,400)		(131,400)
Payments from plans (settlement)		(457)		457		—
Payments from plans (benefit payments)		(225,551)		225,551		—
Payments from the Group		(54,902)		—		(54,902)
Transfer in (out)		952		(201)		751
Effect of exchange differences		613		(76)		537
Others		72		(42)		30

Ending *	~~W~~	2,537,534	~~W~~	(2,695,847)	~~W~~	(158,313)

*

The net defined benefit assets of ~~W~~ 253,278 million is calculated by subtracting ~~W~~ 100,088 million of net defined benefit liabilities from ~~W~~ 353,366 million of net defined benefit assets as of December 31, 2025. The net defined benefit assets of ~~W~~ 158,313 million is calculated by subtracting ~~W~~ 100,187 million of net defined benefit liabilities from ~~W~~ 258,500 million of net defined benefit assets as of December 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25.3 Details of net defined benefit liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Present value of defined benefit obligation	~~W~~	2,558,934	~~W~~	2,537,534
Fair value of plan assets		(2,812,212)		(2,695,847)

Net defined benefit liabilities	~~W~~	(253,278)	~~W~~	(158,313)

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	228,415	~~W~~	216,612
Past service cost		410		—
Net interest expense on net defined benefit liabilities		(7,100)		(13,662)
Gains on settlement		(184)		(1,751)

Post-employment benefits *	~~W~~	221,541	~~W~~	201,199

*

Includes post-employment benefits amounting to ~~W~~ 24,972 million recognized as insurance service expenses, ~~W~~ 3,654 million recognized as other operating expenses and ~~W~~ 128 million recognized as prepayment for the year ended December 31, 2025, and post-employment benefits amounting to ~~W~~ 20,326 recognized as insurance service expenses and ~~W~~ 3,302 million recognized as other operating expenses and ~~W~~ 90 million recognized as prepayment for the year ended December 31, 2025.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	43,680	~~W~~	27,251
Actuarial gains and losses		(5,233)		(144,944)
Income tax effect		(9,791)		31,076
Effect of exchange differences		(639)		1,242

Remeasurements after income tax expense	~~W~~	28,017	~~W~~	(85,375)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25.6 Details of fair value of plan assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,670,983	~~W~~	2,670,983
Debt securities		—		118,108		118,108
Investment fund		—		23,121		23,121

	~~W~~	—	~~W~~	2,812,212	~~W~~	2,812,212

(In millions of Korean won)	December 31, 2024
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,601,582	~~W~~	2,601,582
Derivative instruments		—		93,416		93,416
Investment fund		—		849		849

	~~W~~	—	~~W~~	2,695,847	~~W~~	2,695,847

25.7 Details of significant actuarial assumptions used as of December 31, 2025 and 2024, are as follows:

	December 31, 2025	December 31, 2024
Discount rate (%)	3.00~4.00	3.10~3.70
Salary increase rate (%)	0.00~7.00	0.00~7.00
Turnover rate (%)	0.00~47.65	0.00~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2024, are as follows:

	Changes in assumptions	Effect on defined benefit obligation
		Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.25% decrease	3.43% increase
Salary increase rate	0.5%p	3.43% increase	3.28% decrease
Turnover rate	0.5%p	0.19% decrease	0.19% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2025, are as follows:

(In millions of Korean won)
	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits *	~~W~~	260,746	~~W~~	298,747	~~W~~	877,376	~~W~~	1,381,543	~~W~~	3,695,296	~~W~~	6,513,708

*	Amount determined under the promotion compensation type defined contribution plan is excluded.

The weighted average duration of the defined benefit obligation is 1 ~ 11 years.

25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2025 is ~~W~~ 233,390 million.

26. Other Liabilities

Details of other liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Other financial liabilities
Other payables	~~W~~	19,797,372	~~W~~	15,229,554
Prepaid card and debit card payables		38,214		36,125
Accrued expenses		5,548,330		5,862,874
Financial guarantee contracts liabilities		61,811		31,668
Deposits for letter of guarantees and others		812,595		1,079,417
Domestic exchange settlement credits		98,133		295,326
Foreign exchange settlement credits		266,026		268,794
Borrowings of other accounting businesses		18,849		4,404
Due to trust accounts		11,137,898		8,232,002
Liabilities incurred from agency relationships		765,269		794,661
Account for agency business		925,566		733,654
Dividend payables		2,218		1,836
Lease liabilities		901,113		964,399
Others		95,863		60,169

		40,469,257		33,594,883

Other non-financial liabilities
Other payables		439,658		395,951
Unearned revenue		376,310		367,468
Accrued expenses		1,329,545		1,153,956
Deferred revenue on credit card points		233,455		238,584
Withholding taxes		356,720		286,435
Others		446,518		392,385

		3,182,206		2,834,779

	~~W~~	43,651,463	~~W~~	36,429,662

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

27. Equity

27.1 Share Capital

27.1.1 Details of share capital as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2025		December 31, 2024
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		381,462,103		393,528,423
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

27.1.2 Changes in outstanding shares for the years ended December 31, 2025 and 2024, are as follows:

(In number of shares)	2025	2024
Beginning	373,600,719	378,663,825
Increase	—	5,000,000
Decrease	(15,012,997)	(10,063,106)

Ending	358,587,722	373,600,719

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

27.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2025	December 31, 2025		December 31, 2024
Series 1-2	May 2, 2019	Perpetual bond	3.44	~~W~~	49,896	~~W~~	49,896
Series 2-1 *	May 8, 2020	Perpetual bond	3.30		—		324,099
Series 2-2	May 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1 *	Jul. 14, 2020	Perpetual bond	3.17		—		369,099
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1 *	Oct. 20, 2020	Perpetual bond	3.00		—		433,996
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 03, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,060		399,084
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,028		—

				~~W~~	4,359,388	~~W~~	5,082,578

*

The Parent Company early redeemed in full its 2-1 Additional Tier 1 capital securities amounting to ~~W~~ 325,000 million on May 8, 2025, and its 3-1 Additional Tier 1 capital securities amounting to ~~W~~ 370,000 million on July 14, 2025, following the exercise of the respective call options. In addition, the 4-1 Additional Tier 1 capital securities amounting to ~~W~~ 435,000 million were fully redeemed on October 20, 2025, upon the exercise of the call option.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,065,613 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,672 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~ 19,993 million issued by KB Real Estate Trust Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

27.3 Capital Surplus

Details of capital surplus as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,920,602		3,933,818

	~~W~~	16,633,518	~~W~~	16,646,734

27.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Remeasurements of net defined benefit liabilities	~~W~~	(218,626)	~~W~~	(247,241)
Currency translation differences		761,727		809,089
Gains (losses) on financial instruments at fair value through other comprehensive income		(3,396,899)		(1,518,990)
Share of other comprehensive loss of associates and joint ventures		(1,135)		(3,153)
Gains (losses) on cash flow hedging instruments		(157,512)		108,318
Losses on hedging instruments of net investments in foreign operations		(276,478)		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,536)		(17,314)
Finance gains or losses on insurance contract assets (liabilities)		2,842,003		1,682,322

	~~W~~	(467,456)	~~W~~	496,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

27.5 Retained Earnings

27.5.1 Details of retained earnings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Legal reserves [1]	~~W~~	1,436,870	~~W~~	1,219,810
Voluntary reserves		982,000		982,000
Retained earnings [2]		35,914,871		32,606,410

	~~W~~	38,333,741	~~W~~	34,808,220

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,190,070 million and ~~W~~ 4,370,051 million for the years ended December 31, 2025 and 2024, respectively.

27.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

27.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,190,070	~~W~~	4,370,051
Non-controlling interests		139,144		169,603

	~~W~~	4,329,214	~~W~~	4,539,654

27.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won, except for earnings per share)	2025		2024
Provision of regulatory reserve for credit losses	~~W~~	(179,981)	~~W~~	49,545
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		5,810,751		4,828,877
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		15,903		12,749
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		15,748		12,597

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

27.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won and in number of shares)

	2025
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,927,704		15,012,997		—		(12,066,320)	22,874,381

Carrying amount	~~W~~	1,236,060	~~W~~	1,480,000	~~W~~	—	~~W~~	(814,522)	1,901,538

(In millions of Korean won and in number of shares)

	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares *		24,847,247		10,063,106		(5,000,000)		(9,982,649)	19,927,704

Carrying amount	~~W~~	1,165,837	~~W~~	820,000	~~W~~	(234,600)	~~W~~	(515,177)	1,236,060

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds were exchanged on February 14, 2024, due to the exercise of exchange rights.

On May 15, 2025, the Parent Company retired 4,575,874 treasury shares (~~W~~ 400,000 million) acquired pursuant to the Board resolution dated July 23, 2024, 1,089,097 treasury shares (~~W~~ 100,000 million) acquired pursuant to the Board resolution dated October 24, 2024, and 6,401,349 treasury shares (~~W~~ 520,000 million) acquired pursuant to the Board resolution dated February 5, 2025. In addition, the Parent Company retired 3,047,395 treasury shares (~~W~~ 300,000 million) acquired pursuant to the Board resolution dated April 24, 2025, and 5,564,253 treasury shares (~~W~~ 660,000 million) acquired pursuant to the Board resolution dated July 24, 2025, on January 15, 2026.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

28. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	2,598	~~W~~	2,889
Securities measured at fair value through profit or loss		1,380,773		1,422,251
Loans measured at fair value through profit or loss		52,781		33,372
Securities measured at fair value through other comprehensive income		2,794,599		2,693,188
Loans measured at fair value through other comprehensive income		72,062		55,314
Due from financial institutions measured at amortized cost		356,944		395,886
Securities measured at amortized cost		1,113,363		1,236,448
Loans measured at amortized cost		22,673,204		24,006,088
Insurance finance income		37,205		31,317
Others		672,571		614,632

		29,156,100		30,491,385

Interest expense
Deposits		9,097,941		10,379,055
Borrowings		2,141,511		2,548,842
Debentures		2,635,724		2,623,198
Insurance finance expense		1,504,488		1,477,757
Others		703,343		635,819

		16,083,007		17,664,671

Net interest income	~~W~~	13,073,093	~~W~~	12,826,714

Interest income recognized on impaired loans is ~~W~~ 76,193 million and ~~W~~ 92,741 million for the years ended December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

29. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Fee and commission income
Banking activity fees	~~W~~	198,799	~~W~~	187,563
Lending activity fees		96,611		113,553
Credit card and debit card related fees		1,570,928		1,661,516
Agent activity fees		258,501		215,382
Trust and other fiduciary fees		339,684		288,097
Fund management related fees		198,378		140,107
Acceptances and guarantees fees		81,563		95,588
Foreign currency related fees		450,349		362,449
Securities agency fees		169,495		123,833
Other business account commission on consignment		30,096		34,453
Commissions received on securities business		774,028		663,054
Lease fees		1,078,431		1,120,384
Others		526,658		475,864

		5,773,521		5,481,843

Fee and commission expense
Trading activity related fees *		55,548		49,631
Lending activity fees		43,996		35,312
Credit card and debit card related fees		815,743		824,532
Outsourcing related fees		135,254		149,810
Foreign currency related fees		127,540		118,475
Others		497,153		454,456

		1,675,234		1,632,216

Net fee and commission income	~~W~~	4,098,287	~~W~~	3,849,627

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	4,415,446	~~W~~	3,571,736
Equity securities		3,130,422		750,633

		7,545,868		4,322,369

Derivatives held for trading:
Interest rate		5,127,237		5,053,285
Currency		9,818,150		17,434,391
Stock or stock index		2,840,047		2,394,867
Credit		63,269		46,619
Commodity		134,685		63,666
Others		85,409		64,960

		18,068,797		25,057,788

Financial liabilities at fair value through profit or loss		164,479		356,827
Other financial instruments		477		522

		25,779,621		29,737,506

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		2,093,258		1,491,166
Equity securities		518,373		917,182

		2,611,631		2,408,348

Derivatives held for trading:
Interest rate		4,480,618		5,170,159
Currency		9,559,853		18,093,278
Stock or stock index		4,194,702		2,120,380
Credit		60,622		43,821
Commodity		112,210		57,086
Others		72,498		155,760

		18,480,503		25,640,484

Financial liabilities at fair value through profit or loss		792,923		358,441
Other financial instruments		1,551		692

		21,886,608		28,407,965

Net gains(losses) on financial instruments at fair value through profit or loss	~~W~~	3,893,013	~~W~~	1,329,541

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	144,141	~~W~~	323,412

		144,141		323,412

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		656,949		640,872

		656,949		640,872

Net gains(losses) on financial instruments designated at fair value through profit or loss	~~W~~	(512,808)	~~W~~	(317,460)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

31. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other operating income
Gains on securities at fair value through other comprehensive income:
Gains on redemption of securities at fair value through other comprehensive income	~~W~~	2,939	~~W~~	9,738
Gains on disposal of securities at fair value through other comprehensive income		254,985		128,169

		257,924		137,907

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		177,608		136,706
Gains on disposal of securities measured at amortized cost		1,039		1,019

		178,647		137,725

Gains on hedge accounting		267,782		480,584
Gains on foreign exchange transactions		6,317,310		6,070,151
Dividend income		148,954		86,524
Others		830,162		673,191

		8,000,779		7,586,082

Other operating expenses
Losses on securities at fair value through other comprehensive income:
Losses on redemption of securities at fair value through other comprehensive income		8		66
Losses on disposal of securities at fair value through other comprehensive income		158,909		242,846

		158,917		242,912

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		567,474		115,318
Losses on disposal of securities measured at amortized cost		4		—

		567,478		115,318

Losses on hedge accounting		343,860		425,612
Losses on foreign exchange transactions		6,318,078		5,375,351
Deposit insurance fee		622,074		590,148
Credit guarantee fund fee		414,449		362,234
Depreciation expenses of operating lease assets		662,825		701,917
Others		1,796,173		1,645,601

		10,883,854		9,459,093

Net other operating expenses	~~W~~	(2,883,075)	~~W~~	(1,873,011)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32. General and Administrative Expenses

32.1 Details of general and administrative expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Expenses related to employee
Employee benefits - salaries	~~W~~	2,828,338	~~W~~	2,707,446
Employee benefits - others		840,337		855,152
Post-employment benefits - defined benefit plans		192,787		177,481
Post-employment benefits - defined contribution plans		37,143		33,995
Termination benefits		263,003		306,617
Share-based payments		153,882		140,453

		4,315,490		4,221,144

Depreciation and amortization		914,686		916,295

Other general and administrative expenses
Rental expense		95,533		92,392
Tax and dues		341,774		324,621
Communication		44,604		48,223
Electricity and utilities		47,215		49,063
Publication		6,800		7,813
Repairs and maintenance		52,066		52,298
Vehicle		19,536		18,313
Travel		14,913		16,881
Training		46,098		43,118
Service fees		234,994		249,774
Electronic data processing expenses		379,660		352,985
Advertising		235,095		230,656
Others		316,109		315,048

		1,834,397		1,801,185

	~~W~~	7,064,573	~~W~~	6,938,624

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2 Share-based Payments

32.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	47,839	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	489	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	33,538	Services fulfillment, market performance [3] 0%, and non-market performance [4] 100%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance [3] 0%, and non-market performance [4] 100%
Deferred grant in 2015		1,063	Satisfied
Deferred grant in 2020		40	Satisfied
Deferred grant in 2022		13,239	Satisfied
Deferred grant in 2023		46,315	Satisfied
Deferred grant in 2024		25,541	Satisfied

		235,601

Kookmin Bank
Series 96	Jan. 1, 2024	220,113	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,962	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	July. 5, 2024	4,929	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	179,314	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 103	Jan. 9, 2025	4,633	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2025, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2022		29,628	Satisfied
Deferred grant in 2023		93,891	Satisfied
Deferred grant in 2024		118,288	Satisfied

		660,256	Satisfied

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,155
Stock granted in 2017		3,955
Stock granted in 2018		11,044
Stock granted in 2019		13,255
Stock granted in 2020		25,783
Stock granted in 2021		18,692
Stock granted in 2022		79,498
Stock granted in 2023		119,878
Stock granted in 2024		453,356
Stock granted in 2025		248,205

		976,228

		1,872,085

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2025 (Deferred grants are residual shares vested as of December 31, 2025).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2025, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	541	Satisfied
Stock granted in 2016	1,558	Satisfied
Stock granted in 2020	78	Satisfied
Stock granted in 2022	14,653	Satisfied
Stock granted in 2023	26,317	Satisfied
Stock granted in 2024	23,462	Satisfied
Stock granted in 2025	15,312	Proportional to service period
Kookmin Bank
Stock granted in 2022	54,211	Satisfied
Stock granted in 2023	118,021	Satisfied
Stock granted in 2024	97,412	Satisfied
Stock granted in 2025	57,301	Proportional to service period
Other subsidiaries
Stock granted in 2015	1,289	Satisfied
Stock granted in 2016	7,290	Satisfied
Stock granted in 2017	20,121	Satisfied
Stock granted in 2018	51,583	Satisfied
Stock granted in 2019	41,130	Satisfied
Stock granted in 2020	48,423	Satisfied
Stock granted in 2021	81,625	Satisfied
Stock granted in 2022	202,086	Satisfied
Stock granted in 2023	409,430	Satisfied
Stock granted in 2024	421,073	Satisfied
Stock granted in 2025	90,545	Proportional to service period

	1,783,461

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2025, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 38	2.56	99,026~110,857	107,743~120,615
Series 39	2.56	111,412~125,944	111,412~125,944
Series 40	2.56	111,412~125,944	111,412~125,944
Series 41	2.56	107,266~120,094	107,266~120,094
Series 43	2.56	98,255~115,478	107,266~125,944
Series 44	2.56	102,397~114,527	103,317~115,556
Deferred grant in 2015	2.56	—	125,944
Deferred grant in 2020	2.56	—	125,944
Deferred grant in 2022	2.56	—	120,094~125,944
Deferred grant in 2023	2.56	—	52,755~125,944
Deferred grant in 2024	2.56	—	115,556~125,944
(Kookmin Bank)
Series 96	2.56	111,412~125,944	111,412~125,944
Series 97	2.56	107,266~120,094	107,266~120,094
Series 98	2.56	107,266~120,094	107,266~120,094
Series 99	2.56	105,560~118,184	107,266~120,094
Series 101	2.56	107,266~120,094	107,266~120,094
Series 102	2.56	88,430~110,006	99,417~120,094
Series 103	2.56	94,586~105,791	103,317~115,556
Grant deferred in 2022	2.56	—	115,556~125,944
Grant deferred in 2023	2.56	—	115,556~120,094
Grant deferred in 2024	2.56	—	115,556
(Other subsidiaries)
Stock granted in 2012	2.56	—	125,944
Stock granted in 2013	2.56	—	125,944
Stock granted in 2014	2.56	—	52,755~125,944
Stock granted in 2015	2.56	—	47,631~125,944
Stock granted in 2017	2.56	—	45,096~125,944
Stock granted in 2018	2.56	—	45,096~125,944
Stock granted in 2019	2.56	—	45,096~125,944
Stock granted in 2020	2.56	—	45,096~125,944
Stock granted in 2021	2.56	—	111,412~125,944
Stock granted in 2022	2.56	—	52,755~125,944
Stock granted in 2023	2.56	102,345~125,944	61,294~125,944
Stock granted in 2024	2.56	103,576~125,944	87,156~125,944
Stock granted in 2025	2.56	92,561~118,840	80,274~125,944

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2025, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	2.56	—	125,944
Stock granted in 2016	2.56	—	115,556~125,944
Stock granted in 2020	2.56	—	125,944
Stock granted in 2022	2.56	—	125,944
Stock granted in 2023	2.56	—	120,094~125,944
Stock granted in 2024	2.56	—	111,412~125,944
Stock granted in 2025	2.56	—	111,412~120,094
(Kookmin Bank)
Stock granted in 2022	2.56	—	114,461~125,944
Stock granted in 2023	2.56	—	62,951~125,944
Stock granted in 2024	2.56	—	80,206~125,944
Stock granted in 2025	2.56	—	99,417~120,094
(Other subsidiaries)
Stock granted in 2015	2.56	—	120,094~125,944
Stock granted in 2016	2.56	—	47,631~125,944
Stock granted in 2017	2.56	—	45,096~125,944
Stock granted in 2018	2.56	—	45,096~125,944
Stock granted in 2019	2.56	—	45,096~125,944
Stock granted in 2020	2.56	—	50,973~125,944
Stock granted in 2021	2.56	—	87,156~125,944
Stock granted in 2022	2.56	—	52,755~125,944
Stock granted in 2023	2.56	—	87,156~125,944
Stock granted in 2024	2.56	—	87,156~125,944
Stock granted in 2025	2.56	—	103,317~123,506

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 395,692 million and ~~W~~ 295,867 million as of December 31, 2025 and 2024, respectively, and the compensation costs amounting to ~~W~~ 184,910 million and ~~W~~ 162,406 million were recognized for the years ended December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2.2 Mileage stock

32.2.2.1 Details of mileage stock as of December 31, 2025, are as follows:

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~0.04	8,439
Apr. 5, 2021	89	0.00~0.26	53
Jul. 1, 2021	54	0.00~0.50	18
Jul. 2, 2021	11	0.00~0.50	8
Jul. 27, 2021	70	0.00~0.57	25
Nov. 1, 2021	71	0.00~0.83	53
Nov. 16, 2021	53	0.00~0.87	3
Dec. 3, 2021	91	0.00~0.92	39
Dec. 6, 2021	87	0.00~0.93	25
Dec. 30, 2021	76	0.00~0.99	38
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~1.04	9,025
Apr. 4, 2022	65	0.00~1.25	33
Apr. 19, 2022	33	0.00~1.30	20
Aug. 3, 2022	62	0.00~1.59	6
Aug. 9, 2022	80	0.00~1.60	17
Oct. 19, 2022	55	0.00~1.80	5
Nov. 1, 2022	177	0.00~1.83	52
Dec. 1, 2022	49	0.00~1.92	48
Dec. 6, 2022	88	0.00~1.93	8
Dec. 12, 2022	114	0.00~1.95	48
Dec. 15, 2022	42	0.00~1.95	23
Dec. 30, 2022	114	0.00~1.99	25
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~2.02	8,063
Jan. 14, 2023	742	0.00~2.04	313
Mar. 27, 2023	58	0.00~2.23	37
Mar. 31, 2023	97	0.00~2.24	39
May 4, 2023	105	0.00~2.34	22
Jul. 3, 2023	63	0.00~2.50	21
Jul. 26, 2023	38	0.00~2.56	24
Jul. 31, 2023	220	0.00~2.58	62
Oct. 20, 2023	80	0.00~2.80	42
Nov. 1, 2023	78	0.00~2.83	39
Dec. 1, 2023	49	0.00~2.92	36
Dec. 13, 2023	115	0.00~2.95	29
Dec. 14, 2023	57	0.00~2.95	50
Dec. 27, 2023	19	0.00~2.99	14
Dec. 28, 2023	162	0.00~2.99	71
Dec. 29, 2023	95	0.00~2.99	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2.2.1 Details of mileage stock as of December 31, 2025, are as follows: (cont’d)

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares[1]
Stock granted in 2024
Jan. 13, 2024	17,523	0.00~3.03	10,717
Jan. 31, 2024	297	0.00~3.08	215
Apr. 1, 2024	89	0.00~3.25	50
Jul. 1, 2024	38	0.00~3.50	38
Aug. 1, 2024	141	0.00~3.58	91
Sep. 2, 2024	14	0.00~3.67	8
Nov. 1, 2024	55	0.00~3.84	44
Dec. 4, 2024	26	0.00~3.93	26
Dec. 19, 2024	88	0.00~3.97	88
Dec. 30, 2024	73	0.00~4.00	72
Stock granted in 2025
Jan. 11, 2025	11,977	0.00~4.03	11,358
Feb. 6, 2025	162	0.00~4.10	162
Apr. 1, 2025	38	0.00~4.25	25
May. 9, 2025	13	0.00~4.35	13
Jul. 1, 2025	18	0.00~4.50	18
Nov. 3, 2025	26	0.00~4.84	26
Dec. 5, 2025	21	0.00~4.93	21
Dec. 26, 2025	68	0.00~4.99	68
Dec. 29, 2025	16	0.00~4.99	16

	106,278		50,005

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year lock-up period.

[2]	Assessed based on the stock price as of December 31, 2025. These shares are vested immediately at grant date.

32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 6,236 million and ~~W~~ 5,067 million as of December 31, 2025 and 2024, respectively. The compensation costs amounting to ~~W~~ 3,276 million and ~~W~~ 3,183 million were recognized as expenses for the years ended December 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

33. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other non-operating income
Gains on disposal of property and equipment	~~W~~	304,115	~~W~~	29,515
Rental income		25,863		26,023
Others		352,472		128,794

		682,450		184,332

Other non-operating expenses
Losses on disposal of property and equipment		2,061		5,080
Donation		168,515		152,037
Restoration costs		2,602		2,922
Management cost for written-off loans		4,902		3,888
Impairment losses on goodwill		223,871		60,273
Others *		641,916		1,003,262

		1,043,867		1,227,462

Net other non-operating income (expenses)	~~W~~	(361,417)	~~W~~	(1,043,130)

*

Expenses of ~~W~~333,002 million were recognized as other provisions in relation to ELS, LTV penalties, and other matters for the year ended December 31, 2025, and expenses of ~~W~~744,764 million were recognized in connection with voluntary compensation for the performance of Hang Seng China Enterprises Index for the year ended December 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

34. Income Tax Expense

34.1 Details of income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Income tax payable
Current income tax payable	~~W~~	2,007,206	~~W~~	1,594,917
Adjustments of income tax of prior years recognized in current tax		(110,464)		(27,266)

		1,896,742		1,567,651

Changes in deferred income tax assets and liabilities *		222,578		(417,219)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(9,791)		31,076
Currency translation differences		1,632		(12,919)
Net gains or losses on financial assets at fair value through other comprehensive income		680,947		(421,425)
Share of other comprehensive income or loss of associates and joint ventures		(1,390)		(170)
Gains or losses on cash flow hedging instruments		29,455		(12,501)
Gains or losses on hedging instruments of net investments in foreign operations		(8,516)		66,971
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		1,581		1,979
Finance gains or losses on insurance contract assets (liabilities)		(474,560)		1,139,335

		219,358		792,346

Others		3,753		13,863

Income tax expense	~~W~~	2,342,431	~~W~~	1,956,641

*

Following the tax law amendment enacted at the end of 2025, the corporate tax rate was changed. Accordingly, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the 27.5% tax rate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	8,183,146		~~W~~	6,985,247
Income tax at the applicable tax rate [1]	26.27		2,149,988	26.25		1,833,743
Non-taxable income	(0.43)		(35,019)	(0.98)		(68,560)
Non-deductible expenses	0.23		18,923	0.34		23,879
Tax credit and tax exemption	(0.03)		(2,072)	(0.03)		(2,067)
Temporary difference for which no deferred tax is recognized	1.19		97,171	(1.08)		(75,701)
Changes in recognition and measurement of deferred tax	0.91		74,437	3.32		231,943
Income tax refund for tax of prior years	(1.13)		(92,273)	(1.11)		(77,423)
Income tax expense of overseas branches	0.72		59,291	0.81		56,373
Tax rate change effect [2]	1.04		85,286	0.00		—
Others	(0.15)		(13,301)	0.50		34,454

Average effective tax rate and income tax expense	28.63	~~W~~	2,342,431	28.01	~~W~~	1,956,641

[1]

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20,000 million is 20.9%, for over ~~W~~ 20,000 million to ~~W~~ 300,000 million is 23.1% and for over ~~W~~ 300,000 million is 26.4% for the years ended December 31, 2025 and 2024 respectively.

[2]

As a result of the tax law amendment enacted at the end of 2025, the corporate income tax rate has changed. Deferred tax assets and liabilities that are expected to be realized after 2026 are measured using the tax rate of 27.5%.

34.3 The impact of the global minimum tax

Under the Pillar 2 legislation, the Group is required to pay additional tax on the difference between the jurisdictional GloBE effective tax rate of each constituent entity and the minimum tax rate of 15%. The Parent Company expects to recognize the related effects in its financial statements and pay additional tax for the shortfall from the 15% minimum tax rate arising at its subsidiary in China.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

35. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2024, amounted to ~~W~~298,285 million (~~W~~804 per share), which was approved at the annual general meeting of shareholders held on March 26, 2025 and paid on April 15, 2025.

In addition, on April 24, 2025, the Board of Directors resolved a quarterly dividend of ~~W~~334,339 million (~~W~~912 per share) with a record date of May 12, 2025, which was paid on May 22, 2025; on July 24, 2025, the Board of Directors resolved a quarterly dividend of ~~W~~334,651 million (~~W~~920 per share) with a record date of August 11, 2025, which was paid on August 22, 2025; and on October 30, 2025, the Board of Directors resolved a quarterly dividend of ~~W~~335,016 million (~~W~~930 per share) with a record date of November 14, 2025, which was paid on November 27, 2025.

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2025 amounts to ~~W~~573,768 million (~~W~~1,605 per share) and is expected to be submitted as an agenda item at the annual general meeting of shareholders scheduled for March 26, 2026. These consolidated financial statements do not include any accrual for this proposed dividend.

Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023, which were paid in 2024, amounted to ~~W~~587,006 million (~~W~~1,530 per share), and quarterly dividends paid in 2024 amounted to ~~W~~899,972 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

36. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(247,241)	~~W~~	38,406	~~W~~	—	~~W~~	—	~~W~~	(9,791)	~~W~~	(218,626)
Currency translation differences		809,089		(43,718)		(5,276)		—		1,632		761,727
Gains (losses) on financial instruments at fair value through other comprehensive income		(1,518,990)		(2,457,981)		(88,610)		(12,265)		680,947		(3,396,899)
Share of other comprehensive income (loss) of associates and joint ventures		(3,153)		3,408		—		—		(1,390)		(1,135)
Gains (losses) on cash flow hedging instruments		108,318		(464,646)		169,361		—		29,455		(157,512)
Gains (losses) on hedging instruments of net investments in foreign operations		(316,109)		46,601		1,546		—		(8,516)		(276,478)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(4,803)		—		—		1,581		(20,536)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		1,634,241		—		—		(474,560)		2,842,003

	~~W~~	496,922	~~W~~	(1,248,492)	~~W~~	77,021	~~W~~	(12,265)	~~W~~	219,358	~~W~~	(467,456)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

36. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2024
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	(117,022)	~~W~~	—	~~W~~	—	~~W~~	31,076	~~W~~	(247,241)
Currency translation differences		261,752		560,256		—		—		(12,919)		809,089
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		1,462,875		171,410		3,649		(421,425)		(1,518,990)
Share of other comprehensive income (loss) of associates and joint ventures		(3,318)		336		(1)		—		(170)		(3,153)
Gains (losses) on cash flow hedging instruments		73,555		341,856		(294,592)		—		(12,501)		108,318
Gains (losses) on hedging instruments of net investments in foreign operations		(129,401)		(253,679)		—		—		66,971		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(7,493)		—		—		1,979		(17,314)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		(4,315,663)		—		—		1,139,335		1,682,322

	~~W~~	2,152,644	~~W~~	(2,328,534)	~~W~~	(123,183)	~~W~~	3,649	~~W~~	792,346	~~W~~	496,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37. Earnings per Share

37.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

37.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2025		2024
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	381,462,103	140,850,554,475	393,528,423	146,287,481,492
Number of treasury shares *	(22,874,381)	(7,483,617,685)	(19,927,704)	(7,659,481,944)

Average number of ordinary shares outstanding	358,587,722	133,366,936,790	373,600,719	138,627,999,548

Number of days		365		366
Weighted average number of ordinary shares outstanding		365,388,868		378,765,026

*	Treasury shares retired during the years ended December 31, 2025 and 2024 were deducted from May 15, 2025 and August 14, 2024, respectively.

37.1.2 Basic earnings per share

(In Korean won and in number of shares)	2025		2024
Profit attributable to shareholders of the Parent Company	~~W~~	5,833,161,872,989	~~W~~	5,078,220,543,511
Deduction: Dividends on hybrid securities		(202,391,550,000)		(199,798,800,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		5,630,770,322,989		4,878,421,743,511
Weighted average number of ordinary shares outstanding (B)		365,388,868		378,765,026
Basic earnings per share (A/B)	~~W~~	15,410	~~W~~	12,880

37.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2025		2024
Profit attributable to ordinary equity holders of the Parent Company *	~~W~~	5,630,770,322,989	~~W~~	4,878,421,743,511
Adjustments: Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit for diluted earnings per share	~~W~~	5,630,770,322,989	~~W~~	4,878,728,375,201

* The amount is after deducting dividends on hybrid securities.

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2025	2024
Weighted average number of ordinary shares outstanding	365,388,868	378,765,026
Adjustment:
Stock grants	3,583,701	4,001,803
Exchangeable bonds	—	601,093

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	368,972,569	383,367,922

37.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2025		2024
Adjusted profit for diluted earnings per share	~~W~~	5,630,770,322,989	~~W~~	4,878,728,375,201
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		368,972,569		383,367,922

Diluted earnings per share	~~W~~	15,261	~~W~~	12,726

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38. Insurance Contracts

38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	December 31, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	259,907	~~W~~	11,245	~~W~~	—	~~W~~	—
Insurance contract liabilities		15,003,063		559,250		7,744,119		7,238,057		—		22,447,953		1,506,831		2,155,573		135,184

Net insurance contract liabilities	~~W~~	15,003,063	~~W~~	559,250	~~W~~	7,744,119	~~W~~	7,238,057	~~W~~	—	~~W~~	22,188,046	~~W~~	1,495,586	~~W~~	2,155,573	~~W~~	135,184

Reinsurance contract assets	~~W~~	643	~~W~~	1,230	~~W~~	—	~~W~~	—	~~W~~	6,799	~~W~~	451,419	~~W~~	953,663	~~W~~	5,777	~~W~~	96,323
Reinsurance contract liabilities		18,064		16,030		—		—		—		41		25,513		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,421)	~~W~~	(14,800)	~~W~~	—	~~W~~	—	~~W~~	6,799	~~W~~	451,378	~~W~~	928,150	~~W~~	5,777	~~W~~	96,323

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	265,762	~~W~~	10,429	~~W~~	—	~~W~~	—
Insurance contract liabilities		14,687,315		579,725		7,431,564		6,644,117		—		22,838,534		1,327,191		2,145,366		209,889

Net insurance contract liabilities	~~W~~	14,687,315	~~W~~	579,725	~~W~~	7,431,564	~~W~~	6,644,117	~~W~~	—	~~W~~	22,572,772	~~W~~	1,316,762	~~W~~	2,145,366	~~W~~	209,889

Reinsurance contract assets	~~W~~	81	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	492,051	~~W~~	831,272	~~W~~	6,953	~~W~~	164,348
Reinsurance contract liabilities		18,022		16,265		—		—		—		122		21,857		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,941)	~~W~~	(16,265)	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	491,929	~~W~~	809,415	~~W~~	6,953	~~W~~	164,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2 Changes in insurance and reinsurance contract liabilities

38.2.1 Changes in insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	~~W~~	49,044,234	~~W~~	690,599	~~W~~	2,180,661	~~W~~	51,915,494
Insurance revenue		(7,335,372)		—		—		(7,335,372)
Insurance service expenses
Insurance claims and expenses		—		(48,207)		5,650,101		5,601,894
Amortization of insurance acquisition cash flows		392,331		—		—		392,331
Changes in fulfilment cash flows relating to incurred claims		—		—		(98,288)		(98,288)
Losses on onerous contracts and reversals		—		72,401		—		72,401
Other insurance service expenses		(8,525)		—		—		(8,525)
Insurance service result		(6,951,566)		24,194		5,551,813		(1,375,559)
Insurance finance income and expenses		827,970		16,919		54,987		899,876
Investment components		(5,246,766)		—		5,246,766		—
Cashflow
Premiums received		14,984,482		—		—		14,984,482
Insurance acquisition cash flows		(3,114,043)		—		—		(3,114,043)
Incurred claims and expenses		—		—		(7,504,556)		(7,504,556)
Other cashflow		—		—		(3,073,285)		(3,073,285)
Total cashflow		11,870,439		—		(10,577,841)		1,292,598
Other		126		—		—		126

Ending	~~W~~	49,544,437	~~W~~	731,712	~~W~~	2,456,386	~~W~~	52,732,535

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.1 Changes in insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning		~~W~~43,732,306		~~W~~540,113		~~W~~2,130,278		~~W~~46,402,697
Insurance revenue		(6,771,649)						(6,771,649)
Insurance service expenses
Insurance claims and expenses		—		(44,783)		4,939,938		4,895,155
Amortization of insurance acquisition cash flows		294,733		—		—		294,733
Changes in fulfilment cash flows relating to incurred claims		—		—		(190,946)		(190,946)
Losses on onerous contracts and reversals		—		174,282		—		174,282
Other insurance service expenses		129		—		—		129
Insurance service result		(6,476,787)		129,499		4,748,992		(1,598,296)
Insurance finance income and expenses		6,091,991		20,987		54,062		6,167,040
Investment components		(5,265,357)		—		5,265,357		—
Cashflow
Premiums received		13,777,045		—		—		13,777,045
Insurance acquisition cash flows		(2,815,098)		—		—		(2,815,098)
Incurred claims and expenses		—		—		(7,017,862)		(7,017,862)
Other cashflow		—		—		(3,000,166)		(3,000,166)
Total cashflow		10,961,947		—		(10,018,028)		943,919
Other		134		—		—		134

Ending	~~W~~	49,044,234	~~W~~	690,599	~~W~~	2,180,661	~~W~~	51,915,494

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.2 Changes in insurance contract assets and insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	~~W~~	1,947,669	~~W~~	5,780	~~W~~	1,628,256	~~W~~	90,311	~~W~~	3,672,016
Insurance revenue		(4,316,509)		—		—		—		(4,316,509)
Insurance service expenses
Insurance claims and expenses		—		—		3,630,127		29,868		3,659,995
Amortization of insurance acquisition cash flows		475,363		—		—		—		475,363
Changes in fulfilment cash flows relating to incurred claims		—		—		161,237		(52,022)		109,215
Losses on onerous contracts and reversals		—		5,904		—		—		5,904
Other insurance service expenses		2,909		—		—		—		2,909
Insurance service result		(3,838,237)		5,904		3,791,364		(22,154)		(63,123)
Insurance finance income and expenses		(3,666)		—		23,392		1,880		21,606
Investment components		—		—		—		—		—
Cashflow
Premiums received		4,398,915		—		—		—		4,398,915
Insurance acquisition cash flows		(483,180)		—		—		—		(483,180)
Incurred claims and expenses		—		—		(3,763,677)		—		(3,763,677)
Other cashflow		—		—		—		—		—
Total cashflow		3,915,735		—		(3,763,677)		—		152,058
Other		8,151		—		(3,997)		(368)		3,786

Ending	~~W~~	2,029,652	~~W~~	11,684	~~W~~	1,675,338	~~W~~	69,669	~~W~~	3,786,343

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.2 Changes in insurance contract assets and insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	~~W~~	1,933,331	~~W~~	2,107	~~W~~	1,953,780	~~W~~	96,435	~~W~~	3,985,653
Insurance revenue		(4,245,506)		—		—		—		(4,245,506)
Insurance service expenses
Insurance claims and expenses		—		—		3,370,974		32,254		3,403,228
Amortization of insurance acquisition cash flows		468,844		—		—		—		468,844
Changes in fulfilment cash flows relating to incurred claims		—		—		(123,122)		(45,089)		(168,211)
Losses on onerous contracts and reversals		—		3,673		—		—		3,673
Other insurance service expenses		3,281		—		—		—		3,281
Insurance service result		(3,773,381)		3,673		3,247,852		(12,835)		(534,691)
Insurance finance income and expenses		13,011		—		48,140		4,948		66,099
Investment components		(15,439)		—		15,439		—		—
Cashflow
Premiums received		4,255,795		—		—		—		4,255,795
Insurance acquisition cash flows		(478,578)		—		—		—		(478,578)
Incurred claims and expenses		—		—		(3,659,534)		—		(3,659,534)
Other cashflow		—		—		—		—		—
Total cashflow		3,777,217		—		(3,659,534)		—		117,683
Other		12,930		—		22,579		1,763		37,272

Ending	~~W~~	1,947,669	~~W~~	5,780	~~W~~	1,628,256	~~W~~	90,311	~~W~~	3,672,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.3 Changes in reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Liability for Remaining Coverage						Total
	Other than Loss Recovery Component		Loss Component		Liability for Incurred Claims
Beginning	~~W~~	(12,815)	~~W~~	95,276	~~W~~	375,578	~~W~~	458,039
Allocation of Reinsurance Premiums		(198,328)		—		—		(198,328)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,674)		180,396		177,722
Changes in fulfilment cash flows relating to incurred claims		—		—		2,608		2,608
Recovery from loss recovery component and reversals		—		(7,327)		—		(7,327)
Reinsurance service result		(198,328)		(10,001)		183,004		(25,325)
Reinsurance finance income and expenses		7,635		2,813		4,961		15,409
Effect of changes in exchange rate		6		(3)		—		3
Effect of changes in credit default risk of reinsurer		1,390		—		(81)		1,309
Total reinsurance finance income and expenses		9,031		2,810		4,880		16,721
Investment components		(510,250)		—		510,250		—
Cashflow
Reinsurance Premiums Paid		569,824		—		—		569,824
Amounts recovered from reinsurer		—		—		(594,498)		(594,498)
Total cashflow		569,824		—		(594,498)		(24,674)
Other		—		—		—		—

Ending	~~W~~	(142,538)	~~W~~	88,085	~~W~~	479,214	~~W~~	424,761

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.3 Changes in reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Liability for Remaining Coverage						Total
	Other than Loss Recovery Component		Loss Component		Liability for Incurred Claims
Beginning	~~W~~	(52,816)	~~W~~	73,821	~~W~~	392,106	~~W~~	413,111
Allocation of Reinsurance Premiums		(218,453)		—		—		(218,453)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,511)		194,879		192,368
Changes in fulfilment cash flows relating to incurred claims		—		—		(16,953)		(16,953)
Recovery from loss recovery component and reversals		—		21,764		—		21,764
Reinsurance service result		(218,453)		19,253		177,926		(21,274)
Reinsurance finance income and expenses		27,452		2,185		4,162		33,799
Effect of changes in exchange rate		(111)		17		—		(94)
Effect of changes in credit default risk of reinsurer		141		—		9		150
Total reinsurance finance income and expenses		27,482		2,202		4,171		33,855
Investment components		(435,632)		—		435,632		—
Cashflow				—
Reinsurance Premiums Paid		666,604		—		—		666,604
Amounts recovered from reinsurer		—		—		(634,257)		(634,257)
Total cashflow		666,604		—		(634,257)		32,347
Other		—		—		—		—

Ending	~~W~~	(12,815)	~~W~~	95,276	~~W~~	375,578	~~W~~	458,039

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.4 Changes in reinsurance contract assets and reinsurance contract liabilities applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Recovery Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	~~W~~	89,448	~~W~~	954	~~W~~	856,120	~~W~~	36,320	~~W~~	982,842
Reinsurance service expenses		(661,646)		—		—		—		(661,646)
Reinsurance service income
Reinsurance claims and expenses		2,446		—		437,300		4,604		444,350
Changes in fulfilment cash flows relating to incurred claims		—		—		125,741		(18,866)		106,875
Recovery from loss recovery component and reversals		—		437		—		—		437
Reinsurance service result		(659,200)		437		563,041		(14,262)		(109,984)
Reinsurance finance income and expenses		3,479		—		46,073		835		50,387
Effect of changes in exchange rate		(2,609)		—		(2,942)		(5)		(5,556)
Effect of changes in credit default risk of reinsurer		(10)		—		179		—		169
Total reinsurance finance income and expenses		860		—		43,310		830		45,000
Investment components		(5,675)		—		5,675		—		—
Cashflow
Reinsurance Premiums Paid		673,892		—		—		—		673,892
Amounts recovered from reinsurer		—		—		(553,828)		—		(553,828)
Total cashflow		673,892		—		(553,828)		—		120,064
Other		(4,783)		—		(1,495)		(199)		(6,477)

Ending	~~W~~	94,542	~~W~~	1,391	~~W~~	912,823	~~W~~	22,689	~~W~~	1,031,445

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.4 Changes in reinsurance contract assets and reinsurance contract liabilities applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Recovery Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	~~W~~	112,534	~~W~~	380	~~W~~	1,033,601	~~W~~	46,776	~~W~~	1,193,291
Reinsurance service expenses		(703,809)		—		—		—		(703,809)
Reinsurance service income
Reinsurance claims and expenses		2,816		—		329,207		8,854		340,877
Changes in fulfilment cash flows relating to incurred claims		—		—		(76,406)		(23,188)		(99,594)
Recovery from loss recovery component and reversals		—		574		—		—		574
Reinsurance service result		(700,993)		574		252,801		(14,334)		(461,952)
Reinsurance finance income and expenses		425		—		(78,147)		3,108		(74,614)
Effect of changes in exchange rate		8,161		—		41,005		20		49,186
Effect of changes in credit default risk of reinsurer		18		—		24,009		—		24,027
Total reinsurance finance income and expenses		8,604		—		(13,133)		3,128		(1,401)
Investment components		(16,003)		—		16,003		—		—
Cashflow
Reinsurance Premiums Paid		678,583		—		—		—		678,583
Amounts recovered from reinsurer		—		—		(441,280)		—		(441,280)
Total cashflow		678,583		—		(441,280)		—		237,303
Other		6,723		—		8,128		750		15,601

Ending	~~W~~	89,448	~~W~~	954	~~W~~	856,120	~~W~~	36,320	~~W~~	982,842

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.3 Changes in components of insurance and reinsurance Liability

38.3.1 Changes in components of insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	35,983,619	~~W~~	1,967,897	~~W~~	13,963,978	~~W~~	51,915,494
Future service related changes:
Changes in estimations adjusting contractual service margin		776,054		(26,521)		(749,533)		—
Losses on onerous contracts and reversals		23,029		1,875		—		24,904
Effect of new contracts		(2,514,719)		315,632		2,246,585		47,498
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,305,006)		(1,305,006)
Changes in risk adjustment due to release of risk		—		(212,266)		—		(212,266)
Experience adjustment		167,599		—		—		167,599
Past period service related changes:
Changes in fulfilment cash flows relating to incurred claims		(72,190)		(26,098)		—		(98,288)
Insurance service result		(1,620,227)		52,622		192,046		(1,375,559)
Insurance finance income and expenses		421,690		18,280		459,906		899,876
Cashflow for the period:
Premiums received		14,984,482		—		—		14,984,482
Insurance acquisition cash flows		(3,114,043)		—		—		(3,114,043)
Incurred claims and expenses		(7,504,556)		—		—		(7,504,556)
Other cashflow		(3,073,285)		—		—		(3,073,285)
Total cashflow		1,292,598		—		—		1,292,598
Other		126		—		—		126

Ending	~~W~~	36,077,806	~~W~~	2,038,799	~~W~~	14,615,930	~~W~~	52,732,535

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.3.1 Changes in components of insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	30,870,548	~~W~~	1,673,727	~~W~~	13,858,422	~~W~~	46,402,697
Future service related changes:
Changes in estimations adjusting contractual service margin		1,506,457		31,292		(1,537,734)		15
Losses on onerous contracts and reversals		87,131		13,314		—		100,445
Effect of new contracts		(2,682,862)		323,077		2,433,624		73,839
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,279,258)		(1,279,258)
Changes in risk adjustment due to release of risk		—		(187,399)		—		(187,399)
Experience adjustment		(114,992)		—		—		(114,992)
Past period service related changes:
Changes in fulfilment cash flows relating to incurred claims		(161,135)		(29,811)		—		(190,946)
Insurance service result		(1,365,401)		150,473		(383,368)		(1,598,296)
Insurance finance income and expenses		5,534,419		143,697		488,924		6,167,040
Cashflow for the period:
Premiums received		13,777,045		—		—		13,777,045
Insurance acquisition cash flows		(2,815,098)		—		—		(2,815,098)
Incurred claims and expenses		(7,017,862)		—		—		(7,017,862)
Other cashflow		(3,000,166)		—		—		(3,000,166)
Total cashflow		943,919		—		—		943,919
Other		134		—		—		134

Ending	~~W~~	35,983,619	~~W~~	1,967,897	~~W~~	13,963,978	~~W~~	51,915,494

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.3.2 Changes in components of reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	377,315	~~W~~	76,382	~~W~~	4,342	~~W~~	458,039
Future service related changes
Changes in estimations adjusting contractual service margin		(114,760)		(5,557)		120,317		—
Losses on onerous contracts and reversals		(5,191)		(2,137)		—		(7,328)
Effect of new contracts		(3,262)		1,446		1,817		1
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		(9,241)		(9,241)
Changes in risk adjustment due to release of risk		—		(5,968)		—		(5,968)
Experience adjustment		(5,397)		—		—		(5,397)
Past period service related changes
Changes in fulfilment cash flows relating to incurred claims		5,415		(2,807)		—		2,608
Reinsurance service result		(123,195)		(15,023)		112,893		(25,325)
Reinsurance finance income and expenses		13,791		(705)		2,323		15,409
Effect of changes in exchange rate		11		(1)		(7)		3
Effect of changes in credit default risk of reinsurer		1,309		—		—		1,309
Total reinsurance finance income and expenses		15,111		(706)		2,316		16,721
Cashflow for the period
Reinsurance Premiums Paid		569,824		—		—		569,824
Amounts recovered from reinsurer		(594,498)		—		—		(594,498)
Other cashflow		—		—		—		—
Total cashflow		(24,674)		—		—		(24,674)
Other		—		—		—		—

Ending	~~W~~	244,557	~~W~~	60,653	~~W~~	119,551	~~W~~	424,761

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.3.2 Changes in components of reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	335,494	~~W~~	73,397	~~W~~	4,220	~~W~~	413,111
Future service related changes
Changes in estimations adjusting contractual service margin		(8,865)		(15,731)		24,596		—
Losses on onerous contracts and reversals		16,719		5,663		—		22,382
Effect of new contracts		10,913		14,625		(25,525)		13
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		291		291
Changes in risk adjustment due to release of risk		—		(6,850)		—		(6,850)
Experience adjustment		(20,157)		—		—		(20,157)
Past period service related changes
Changes in fulfilment cash flows relating to incurred claims		(14,070)		(2,883)		—		(16,953)
Reinsurance service result		(15,460)		(5,176)		(638)		(21,274)
Reinsurance finance income and expenses		24,832		8,152		815		33,799
Effect of changes in exchange rate		(48)		9		(55)		(94)
Effect of changes in credit default risk of reinsurer		150		—		—		150
Total reinsurance finance income and expenses		24,934		8,161		760		33,855
Cashflow for the period
Reinsurance Premiums Paid		666,604		—		—		666,604
Amounts recovered from reinsurer		(634,257)		—		—		(634,257)
Other cashflow		—		—		—		—
Total cashflow		32,347		—		—		32,347
Other		—		—		—		—

Ending	~~W~~	377,315	~~W~~	76,382	~~W~~	4,342	~~W~~	458,039

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Details of insurance service results for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	263,319	~~W~~	37,554	~~W~~	55,355	~~W~~	84,758	~~W~~	—	~~W~~	4,992,525	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,433,511
Changes in risk adjustment due to release of risk		17,228		3,087		9,030		6,213		—		205,030		—		—		—		240,588
Contractual service margin recognized in profit or loss for the services provided		266,560		19,013		59,199		106,798		—		853,436		—		—		—		1,305,006
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		33,686		4,773		34,412		11,326		—		273,822		—		—		—		358,019
Other insurance revenues		(489)		(396)		(306)		(562)		—		—		—		—		—		(1,753)

Insurance revenue for insurance contracts not applying the premium allocation approach		580,304		64,031		157,690		208,533		—		6,324,813		—		—		—		7,335,371
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,419,000		2,834,504		63,006		4,316,510

Total insurance revenue	~~W~~	580,304	~~W~~	64,031	~~W~~	157,690	~~W~~	208,533	~~W~~	—	~~W~~	6,324,813	~~W~~	1,419,000	~~W~~	2,834,504	~~W~~	63,006	~~W~~	11,651,881

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Details of insurance service results for the year ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(229,359)	~~W~~	(54,703)	~~W~~	(48,641)	~~W~~	(84,454)	~~W~~	—	~~W~~	(5,186,489)	~~W~~	(1,001,479)	~~W~~	(2,634,445)	~~W~~	(26,981)	~~W~~	(9,266,551)
Amortization of insurance acquisition cash flows		(33,686)		(4,773)		(34,412)		(11,326)		—		(308,134)		(161,239)		(311,288)		(2,836)		(867,694)
Changes in fulfilment cash flows relating to incurred claims		10,534		(87)		(855)		1,034		—		87,661		(133,728)		24,514		—		(10,927)
Losses on onerous contracts and reversals		(12,666)		(688)		(30,812)		21,785		—		(48,267)		(5,904)		—		—		(76,552)
Other insurance service expenses		(355)		2,541		9,290		(2,951)		—		—		—		—		—		8,525

Insurance service expenses for insurance contracts not applying the premium allocation approach		(265,532)		(57,710)		(105,430)		(75,912)		—		(5,455,229)		—		—		—		(5,959,813)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(1,302,350)		(2,921,219)		(29,817)		(4,253,386)

Total insurance service expenses	~~W~~	(265,532)	~~W~~	(57,710)	~~W~~	(105,430)	~~W~~	(75,912)	~~W~~	—	~~W~~	(5,455,229)	~~W~~	(1,302,350)	~~W~~	(2,921,219)	~~W~~	(29,817)	~~W~~	(10,213,199)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	871	~~W~~	2,535	~~W~~	—	~~W~~	—	~~W~~	2,679	~~W~~	172,686	~~W~~	409,737	~~W~~	944	~~W~~	32,701	~~W~~	622,153
Changes in fulfilment cash flows relating to incurred claims		2,247		266		—		—		(664)		1,228		106,485		(79)		—		109,483
Recognition and reversal of loss-recovery component		185		214		—		—		109		(7,916)		437		—		—		(6,971)
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		3,303		3,015		—		—		2,124		164,562		—		—		—		173,004
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,436		516,659		865		32,701		551,661

Total reinsurance income	~~W~~	3,303	~~W~~	3,015	~~W~~	—	~~W~~	—	~~W~~	2,124	~~W~~	165,998	~~W~~	516,659	~~W~~	865	~~W~~	32,701	~~W~~	724,665

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Details of insurance service results for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(1,569)	~~W~~	(2,050)	~~W~~	—	~~W~~	—	~~W~~	(2,329)	~~W~~	(159,641)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(165,589)
Changes in risk adjustment due to release of risk		(212)		(160)		—		—		(162)		(8,336)		—		—		—		(8,870)
Contractual service margin recognized in profit or loss for the services received		(1,782)		(725)		—		—		(2,077)		(4,657)		—		—		—		(9,241)
Experience adjustments on reinsurance premium related to current and past services		(273)		1,316		—		—		1,069		(16,823)		—		—		—		(14,711)
Other reinsurance expenses		41		19		—		—		23		—		—		—		—		83

		(3,795)		(1,600)		—		—		(3,476)		(189,457)		—		—		—		(198,328)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,594)		(577,986)		(6,732)		(75,334)		(661,646)

Total reinsurance expense		(3,795)		(1,600)		—		—		(3,476)		(191,051)		(577,986)		(6,732)		(75,334)		(859,974)

Total insurance service result	~~W~~	314,280	~~W~~	7,736	~~W~~	52,260	~~W~~	132,621	~~W~~	(1,352)	~~W~~	844,531	~~W~~	55,323	~~W~~	(92,582)	~~W~~	(9,444)	~~W~~	1,303,373

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Details of insurance service results for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile				Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	265,682	~~W~~	35,551	~~W~~	46,448	~~W~~	90,456	~~W~~	—	~~W~~	4,565,702	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,003,839
Changes in risk adjustment due to release of risk		17,924		2,715		7,207		5,795		—		179,271		—		—		—		212,912
Contractual service margin recognized in profit or loss for the services provided		268,784		17,205		54,498		101,106		—		837,664		—		—		—		1,279,257
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		29,544		3,495		19,204		10,855		—		217,639		—		—		—		280,737
Other insurance revenues		(2,936)		(713)		(896)		(551)		—		—		—		—		—		(5,096)

Insurance revenue for insurance contracts not applying the premium allocation approach		578,998		58,253		126,461		207,661		—		5,800,276		—		—		—		6,771,649
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,362,030		2,820,406		63,070		4,245,506

Total insurance revenue	~~W~~	578,998	~~W~~	58,253	~~W~~	126,461	~~W~~	207,661	~~W~~	—	~~W~~	5,800,276	~~W~~	1,362,030	~~W~~	2,820,406	~~W~~	63,070	~~W~~	11,017,155

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Details of insurance service results for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile				Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(219,260)	~~W~~	(36,144)	~~W~~	(36,385)	~~W~~	(89,201)	~~W~~	—	~~W~~	(4,519,263)	~~W~~	(850,413)	~~W~~	(2,537,651)	~~W~~	(18,445)	~~W~~	(8,306,762)
Amortization of insurance acquisition cash flows		(29,544)		(3,495)		(19,204)		(10,855)		—		(231,635)		(146,582)		(318,873)		(3,389)		(763,577)
Changes in fulfilment cash flows relating to incurred claims		802		1,370		(1,648)		(133)		—		190,555		103,682		64,529		—		359,157
Losses on onerous contracts and reversals		(473)		10,935		(4,242)		(7,481)		—		(167,924)		(3,673)		—		—		(172,858)
Other insurance service expenses		1,766		1,634		(1,464)		(2,064)		—		—		—		—		—		(128)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(246,709)		(25,700)		(62,943)		(109,734)		—		(4,728,267)		—		—		—		(5,173,353)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(896,986)		(2,791,995)		(21,834)		(3,710,815)

Total insurance service expenses	~~W~~	(246,709)	~~W~~	(25,700)	~~W~~	(62,943)	~~W~~	(109,734)	~~W~~	—	~~W~~	(4,728,267)	~~W~~	(896,986)	~~W~~	(2,791,995)	~~W~~	(21,834)	~~W~~	(8,884,168)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	8,886	~~W~~	12,465	~~W~~	—	~~W~~	—	~~W~~	13,569	~~W~~	162,127	~~W~~	291,179	~~W~~	201	~~W~~	44,816	~~W~~	533,243
Changes in fulfilment cash flows relating to incurred claims		1,044		884		—		—		2,017		(25,781)		(94,031)		(679)		—		(116,546)
Recognition and reversal of loss-recovery component		162		(120)		—		—		(2,042)		23,765		574		—		—		22,339
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		10,092		13,229		—		—		13,544		160,316		—		—		—		197,181
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(205)		197,722		(478)		44,816		241,855

Total reinsurance income	~~W~~	10,092	~~W~~	13,229	~~W~~	—	~~W~~	—	~~W~~	13,544	~~W~~	160,111	~~W~~	197,722	~~W~~	(478)	~~W~~	44,816	~~W~~	439,036

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Details of insurance service results for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(9,577)	~~W~~	(10,893)	~~W~~	—	~~W~~	—	~~W~~	(11,195)	~~W~~	(188,354)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(220,019)
Changes in risk adjustment due to release of risk		(169)		(86)		—		—		(37)		(9,232)		—		—		—		(9,524)
Contractual service margin recognized in profit or loss for the services received		(1,640)		121		—		—		(403)		2,211		—		—		—		289
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		16,785		—		—		—		16,785
Other reinsurance expenses		507		(1,471)		—		—		(5,021)		—		—		—		—		(5,985)

		(10,879)		(12,329)		—		—		(16,656)		(178,590)		—		—		—		(218,454)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,625)		(605,882)		(7,206)		(89,095)		(703,808)

Total reinsurance expense		(10,879)		(12,329)		—		—		(16,656)		(180,215)		(605,882)		(7,206)		(89,095)		(922,262)

Total insurance service result	~~W~~	331,502	~~W~~	33,453	~~W~~	63,518	~~W~~	97,927	~~W~~	(3,112)	~~W~~	1,051,905	~~W~~	56,884	~~W~~	20,727	~~W~~	(3,043)	~~W~~	1,649,761

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.5 The effect of new insurance contracts not applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

38.5.1 Insurance contract

(In millions of Korean won)	2025
	Issued contract				Total
	Other than onerous contract		Onerous contract
Estimated Present Value of Future Cash Outflows	~~W~~	16,730,970	~~W~~	1,442,034	~~W~~	18,173,004
Insurance Acquisition Cash Flow		2,913,901		176,438		3,090,339
Insurance Claims and Service Expenses		13,817,069		1,265,596		15,082,665
Estimated Present Value of Future Cash Inflows		(19,280,168)		(1,407,555)		(20,687,723)
Risk Adjustment for Non-Financial Risks		302,613		13,019		315,632
Contractual service margin		2,246,585		—		2,246,585

Effect on financial statements of initial recognition of contracts	~~W~~	—	~~W~~	47,498	~~W~~	47,498

(In millions of Korean won)	2024
	Issued contract				Total
	Other than onerous contract		Onerous contract
Estimated Present Value of Future Cash Outflows	~~W~~	15,805,702	~~W~~	1,196,403	~~W~~	17,002,105
Insurance Acquisition Cash Flow		2,900,605		160,020		3,060,625
Insurance Claims and Service Expenses		12,905,097		1,036,383		13,941,480
Estimated Present Value of Future Cash Inflows		(18,547,325)		(1,137,642)		(19,684,967)
Risk Adjustment for Non-Financial Risks		307,999		15,078		323,077
Contractual service margin		2,433,624		—		2,433,624

Effect on financial statements of initial recognition of contracts	~~W~~	—	~~W~~	73,839	~~W~~	73,839

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.5.2 Reinsurance contract

(In millions of Korean won)	2025
	Purchased contract				Total
	Net cost contract		Net gain contract
Estimated Present Value of Future Cash Inflows	~~W~~	84,259	~~W~~	160,674	~~W~~	244,933
Estimated Present Value of Future Cash Outflows		(89,008)		(159,187)		(248,195)
Risk Adjustment for Non-Financial Risks		1,031		415		1,446
Contractual service margin		3,719		(1,902)		1,817

Effect on financial statements of initial recognition of contracts	~~W~~	1	~~W~~	—	~~W~~	1

(In millions of Korean won)	2024
	Purchased contract				Total
	Net cost contract		Net gain contract
Estimated Present Value of Future Cash Inflows	~~W~~	72,931	~~W~~	977,258	~~W~~	1,050,189
Estimated Present Value of Future Cash Outflows		(76,259)		(963,017)		(1,039,276)
Risk Adjustment for Non-Financial Risks		831		13,794		14,625
Contractual service margin		2,510		(28,035)		(25,525)

Effect on financial statements of initial recognition of contracts	~~W~~	13	~~W~~	—	~~W~~	13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2025
	Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance Death	~~W~~	158,730	~~W~~	149,105	~~W~~	139,319	~~W~~	130,427	~~W~~	122,533	~~W~~	540,433	~~W~~	798,331	~~W~~	585,870	~~W~~	554,980
Health		14,201		12,880		11,685		10,718		9,943		41,004		51,708		33,447		52,926
Pension		33,175		29,721		27,308		25,543		23,823		101,677		142,020		76,865		41,723
Variables		119,074		108,646		99,977		91,733		84,054		325,701		343,954		162,174		75,489
Non-life insurance		501,947		442,544		383,223		341,588		305,996		1,249,910		1,880,938		1,420,549		2,758,338

Total insurance contract issued	~~W~~	827,127	~~W~~	742,896	~~W~~	661,512	~~W~~	600,009	~~W~~	546,349	~~W~~	2,258,725	~~W~~	3,216,951	~~W~~	2,278,905	~~W~~	3,483,456

Reinsurance contract held
Life insurance Death	~~W~~	1,435	~~W~~	1,288	~~W~~	1,178	~~W~~	1,092	~~W~~	959	~~W~~	3,741	~~W~~	4,461	~~W~~	2,878	~~W~~	2,685
Health		560		455		369		291		232		704		449		(170)		(1,658)
Compound		1,183		1,028		910		835		779		3,297		4,395		2,805		2,764
Non-life insurance		3,709		4,109		3,858		3,422		3,209		14,421		25,276		15,889		6,713

Total reinsurance contract held	~~W~~	6,887	~~W~~	6,880	~~W~~	6,315	~~W~~	5,640	~~W~~	5,179	~~W~~	22,163	~~W~~	34,581	~~W~~	21,402	~~W~~	10,504

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2024
	Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance Death	~~W~~	146,413	~~W~~	137,161	~~W~~	130,082	~~W~~	123,783	~~W~~	117,286	~~W~~	518,904	~~W~~	800,072	~~W~~	621,889	~~W~~	606,390
Health		10,289		9,391		8,712		8,140		7,620		31,118		34,523		22,563		40,050
Pension		34,533		30,178		26,981		24,871		22,681		91,418		151,649		105,300		61,326
Variables		61,000		57,634		54,830		52,244		50,011		216,644		295,763		221,994		210,052
Non-life insurance		484,976		433,328		381,336		339,983		309,393		1,274,043		1,908,588		1,333,457		2,355,379

Total insurance contract issued	~~W~~	737,211	~~W~~	667,692	~~W~~	601,941	~~W~~	549,021	~~W~~	506,991	~~W~~	2,132,127	~~W~~	3,190,595	~~W~~	2,305,203	~~W~~	3,273,197

Reinsurance contract held
Life insurance Death	~~W~~	1,032	~~W~~	902	~~W~~	798	~~W~~	721	~~W~~	652	~~W~~	2,243	~~W~~	1,653	~~W~~	1,200	~~W~~	938
Health		(40)		(41)		(53)		(77)		(88)		(885)		(1,784)		(1,556)		(2,975)
Compound		172		128		99		78		67		176		192		147		142
Non-life insurance		(2,468)		(1,566)		(1,051)		(733)		(486)		36		4,797		6,300		(4,328)

Total reinsurance contract held	~~W~~	(1,304)	~~W~~	(577)	~~W~~	(207)	~~W~~	(11)	~~W~~	145	~~W~~	1,570	~~W~~	4,858	~~W~~	6,091	~~W~~	(6,223)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.7 The details and fair value of the underlying items of insurance contracts with direct participation features as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Underlying items held by the Group
Cash and cash equivalents	~~W~~	186,815	~~W~~	137,021
Equity securities		1,380,879		853,971
Debt securities		2,513,764		2,583,976
Beneficiary certificates		1,975,855		1,749,807
Other securities		153,227		276,907
Loans		70,300		94,300
Others		44,309		48,074

Total	~~W~~	6,325,149	~~W~~	5,744,056

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.8 The relationship between investment income(expenses) and insurance financial income(expenses) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net interest income (expenses)	~~W~~	15,331	~~W~~	87,328	~~W~~	587,402	~~W~~	620,114	~~W~~	142,230	~~W~~	6,446	~~W~~	(45,133)	~~W~~	1,413,718
Dividend income		714		21,847		20,086		13,925		17,078		4		28,624		102,278
Gains (losses) on valuation and disposal of securities		(18)		940,264		(87,331)		49,149		80,980		613		27,666		1,011,323
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		(24,107)		11,010		(1,224)		(4,020)		(18,341)
Gains (losses) on derivatives		(652)		11,554		(26,148)		(31,136)		(6,347)		—		(14,096)		(66,825)
Gains (losses) on investments in subsidiaries		—		—		(146)		(799)		—		—		28		(917)
Foreign exchange gains (losses)		(397)		(17,970)		(16,026)		(3,940)		(28,299)		177		11,279		(55,176)
Other investment income (expenses)		(20,768)		38,984		94,958		(76,557)		343,252		(689)		(5,020)		374,160

		(5,790)		1,082,007		572,795		546,649		559,904		5,327		(672)		2,760,220
Investment income (expenses) recognized in other comprehensive income		(4,884)		—		(1,116,525)		(1,577,881)		(40,451)		1,220		(7,286)		(2,745,807)

Total investment income (expenses)	~~W~~	(10,674)	~~W~~	1,082,007	~~W~~	(543,730)	~~W~~	(1,031,232)	~~W~~	519,453	~~W~~	6,547	~~W~~	(7,958)	~~W~~	14,413

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.8 The relationship between investment income(expenses) and insurance financial income(expenses) for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net interest income (expenses)	~~W~~	—	~~W~~	(686)	~~W~~	(763,412)	~~W~~	(695,925)	~~W~~	(29,294)	~~W~~	—	~~W~~	—	~~W~~	(1,489,317)
Effect of changes in discount rates and financial assumptions		—		—		1,097		—		—		—		—		1,097
Effect of exchange rate fluctuations		—		1,907		5,882		—		3,994		—		—		11,783
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(1,081,894)		—		—		—		—		—		(1,081,894)
Other insurance finance income (expenses)		—		—		—		2,002		(201)		359		—		2,160

		—		(1,080,673)		(756,433)		(693,923)		(25,501)		359		—		(2,556,171)
Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		888,129		743,062		3,536		—		—		1,634,687

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(1,080,713)	~~W~~	131,696	~~W~~	49,139	~~W~~	(21,965)	~~W~~	359	~~W~~	—	~~W~~	(921,484)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net interest income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(1,036)	~~W~~	15,597	~~W~~	7,473	~~W~~	—	~~W~~	—	~~W~~	22,034
Effect of changes in discount rates and financial assumptions		—		—		(1)		—		—		—		—		(1)
Effect of exchange rate fluctuations		—		—		11		—		(5,556)		—		—		(5,545)
Other reinsurance finance income (expenses)		—		—		(6)		4,038		41,430		217		—		45,679

		—		—		(1,032)		19,635		43,347		217		—		62,167
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		9,876		(11,758)		1,435		—		—		(447)

Total reinsurance finance income (expenses)		—		—		8,844		7,877		44,782		217		—		61,720

Net investment income (expenses)	~~W~~	(10,674)	~~W~~	1,294	~~W~~	(403,190)	~~W~~	(974,216)	~~W~~	542,270	~~W~~	7,123	~~W~~	(7,958)	~~W~~	(845,351)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.8 Details of other insurance finance income and expenses for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest income (expenses)	~~W~~	14,139	~~W~~	83,095	~~W~~	539,964	~~W~~	580,215	~~W~~	134,613	~~W~~	5,803	~~W~~	(21,354)	~~W~~	1,336,475
Dividend income		—		21,037		13,172		11,667		13,028		8		5,518		64,430
Gains (losses) on valuation and disposal of securities		6,317		136,200		(72,391)		(48,289)		(15,083)		(409)		1,228		7,573
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		5,183		(3,644)		—		(758)		781
Gains (losses) on derivatives		(5,464)		(47,360)		(192,899)		(255,227)		(249,021)		—		—		(749,971)
Gains (losses) on investments in subsidiaries		—		—		(259)		(704)		—		—		—		(963)
Foreign exchange gains (losses)		4,821		113,507		213,545		242,021		215,968		168		—		790,030
Other investment income (expenses)		(25,554)		35,326		90,607		(74,543)		306,342		(877)		14,930		346,231

		(5,741)		341,805		591,739		460,323		402,203		4,693		(436)		1,794,586
Investment income (expenses) recognized in other comprehensive income		8,747		—		937,243		715,023		32,901		219		69,601		1,763,734

Total investment income (expenses)	~~W~~	3,006	~~W~~	341,805	~~W~~	1,528,982	~~W~~	1,175,346	~~W~~	435,104	~~W~~	4,912	~~W~~	69,165	~~W~~	3,558,320

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.8 The relationship between investment income(expenses) and insurance financial income(expenses) for the year ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest income (expenses)	~~W~~	—	~~W~~	(895)	~~W~~	(741,055)	~~W~~	(715,762)	~~W~~	(3,806)	~~W~~	—	~~W~~	—	~~W~~	(1,461,518)
Effect of changes in discount rates and financial assumptions		—		—		(616)		—		—		—		—		(616)
Effect of exchange rate fluctuations		—		(15,470)		(35,568)		—		(50,526)		—		—		(101,564)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(329,336)		—		—		—		—		—		(329,336)
Other insurance finance income (expenses)		—		—		—		7,754		(1,410)		(426)		—		5,918

		—		(345,701)		(777,239)		(708,008)		(55,742)		(426)		—		(1,887,116)
Insurance finance income (expenses) recognized in other comprehensive income		—		(138)		(2,091,444)		(2,244,510)		(9,932)		—		—		(4,346,024)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(345,839)	~~W~~	(2,868,683)	~~W~~	(2,952,518)	~~W~~	(65,674)	~~W~~	(426)	~~W~~	—	~~W~~	(6,233,140)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(1,020)	~~W~~	14,269	~~W~~	1,829	~~W~~	—	~~W~~	—	~~W~~	15,078
Effect of changes in discount rates and financial assumptions		—		—		(13)		—		—		—		—		(13)
Effect of exchange rate fluctuations		—		—		(112)		—		49,186		—		—		49,074
Other reinsurance finance income (expenses)		—		—		7		(5,017)		(55,516)		62		—		(60,464)

		—		—		(1,138)		9,252		(4,501)		62		—		3,675
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(5,201)		30,943		3,038		—		—		28,780

Total reinsurance finance income (expenses)		—		—		(6,339)		40,195		(1,463)		62		—		32,455

Net investment income (expenses)	~~W~~	3,006	~~W~~	(4,034)	~~W~~	(1,346,040)	~~W~~	(1,736,977)	~~W~~	367,967	~~W~~	4,548	~~W~~	69,165	~~W~~	(2,642,365)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.9 Insurance income and changes in contractual service margin of insurance contracts not applying the premium allocation approach by transition approaches for the years ended December 31, 2025 and 2024, are as follows:

38.9.1 Insurance contract

(In millions of Korean won)	2025
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	~~W~~	2,801,298	~~W~~	4,534,074	~~W~~	7,335,372

Beginning contractual service margin		3,041,918		10,922,060		13,963,978
Current period service-related changes
Profit or loss recognized related to service provided		(226,119)		(1,078,886)		(1,305,005)
Future service-related changes
Changes in estimations adjusting contractual service margin		86,091		(835,624)		(749,533)
Effect of new contracts		—		2,246,585		2,246,585
Insurance service result		(140,028)		332,075		192,047
Insurance finance income and expenses		100,410		359,495		459,905

Ending contractual service margin	~~W~~	3,002,300	~~W~~	11,613,630	~~W~~	14,615,930

(In millions of Korean won)	2024
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	~~W~~	2,765,232	~~W~~	4,006,417	~~W~~	6,771,649

Beginning contractual service margin		2,833,819		11,024,603		13,858,422
Current period service-related changes
Profit or loss recognized related to service provided		(201,832)		(1,077,426)		(1,279,258)
Future service-related changes
Changes in estimations adjusting contractual service margin		322,158		(1,859,892)		(1,537,734)
Effect of new contracts		—		2,433,624		2,433,624
Insurance service result		120,326		(503,694)		(383,368)
Insurance finance income and expenses		87,773		401,151		488,924

Ending contractual service margin	~~W~~	3,041,918	~~W~~	10,922,060	~~W~~	13,963,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.9.2 Reinsurance contract

(In millions of Korean won)	2025
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	~~W~~	(55,816)	~~W~~	(142,512)	~~W~~	(198,328)

Beginning contractual service margin		169,974		(165,632)		4,342
Current period service-related changes
Profit or loss recognized related to service received		(17,244)		8,004		(9,240)
Future service-related changes
Changes in estimations adjusting contractual service margin		21,113		99,203		120,316
Effect of new contracts		—		1,817		1,817
Reinsurance service result		3,869		109,024		112,893
Reinsurance finance income and expenses		5,823		(3,507)		2,316

Ending contractual service margin	~~W~~	179,666	~~W~~	(60,115)	~~W~~	119,551

(In millions of Korean won)	2024
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	~~W~~	(70,095)	~~W~~	(148,358)	~~W~~	(218,453)

Beginning contractual service margin		182,636		(178,416)		4,220
Current period service-related changes
Profit or loss recognized related to service received		(15,284)		15,575		291
Future service-related changes
Changes in estimations adjusting contractual service margin		(3,191)		27,787		24,596
Effect of new contracts		—		(25,525)		(25,525)
Reinsurance service result		(18,475)		17,837		(638)
Reinsurance finance income and expenses		5,813		(5,053)		760

Ending contractual service margin	~~W~~	169,974	~~W~~	(165,632)	~~W~~	4,342

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.10 Changes in other comprehensive income of financial instruments related to insurance contract groups that applied the modified retrospective approach or the fair value approach at the transition date

Changes in other comprehensive income of financial instruments related to insurance contract groups for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	(424,129)	~~W~~	(545,629)
Changes due to fair value measurement		(274,199)		153,390
Changes due to reclassification to profit or loss		15,311		11,691
Income tax effect		77,533		(43,581)

Ending	~~W~~	(605,484)	~~W~~	(424,129)

38.11 Risk Management of KB Insurance Co., Ltd.

38.11.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims, which has the risk of greater loss incurring than anticipated by the Group. The Group manages insurance risk in different categories of long-term insurance, general insurance, and automobile insurance.

38.11.1.1 Key items of Long-term insurance

Mortality Risk	Risk of unexpected losses due to premature death compared to the insured’s expectations.

Longevity Risk	Risk of unexpected losses due to delayed death compared to the insured’s expectations.

Disability/Illness Risk	Risk of unexpected losses related to the insured’s disability and illness.

Long-term Property/Other Risks	Risk of unexpected losses related to property, expenses, indemnities, and other collateral in long-term insurance.

Termination Risk	Risk of losses due to unexpected exercise of legal rights or contractual options by policyholders.

Expense Risk	Risk of losses due to fluctuations in future costs and expenditure variations caused by inflation in relation to insurance contract costs.

Catastrophic Risk	Risk of extreme, exceptional losses (e.g., epidemics, major accidents) not considered in mortality risk, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.1.2 Key items of general and automobile insurance

Price Risk	Risk of losses exceeding the expected mortality rate and expense ratio calculated when determining insurance premiums.

Reserve Risk	Risk of being unable to cover future insurance payments reserved for incurred but not reported insurance accidents.

Catastrophic Risk	Risk of losses due to extreme, exceptional risks not considered in insurance price risk and reserve risk.

38.11.2 Purposes, policies, and procedures to manage risk arising from insurance contracts

The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.

In addition, by establishing a reinsurance operating strategy according to the reinsurance operating standards, the Group is preparing for the possibility of incurring high claim expenses at once due to unexpected catastrophic accidents while maintaining an appropriate holding level considering the solvency of the Group. The Group supports the protection and stable interests of policyholders, and comprehensively manages risks to maximize corporate value in the mid to long term.

38.11.3 Concentration of insurance risk

The Group is selling various insurance contracts such as general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee, and other special type insurances), automobile insurances (for private use, for business use, for commercial use, bicycle, and others), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing, and pension), and others. The Group’s risk is distributed through reinsurance, joint acceptance, and sales of diversified insurance products. In addition, insurances such as storm and flood insurance, which have a very low probability of occurrence but cover severe levels of risk, are controlled through acceptance limit and joint acquisition. The Group classifies concentration of insurance risk by type of insurance product and region.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.3.1 Before reinsurance mitigation

(In millions of Korean won)	December 31, 2025
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	8,334	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		91,946		—		—		—
Others		1,417,768		72,462		30,581		32,141
Long-term insurance
Injury, illness, and property		17,918,617		—		—		—
Pension		4,527,963		—		—		—
Others		(258,534)		—		—		—
Automobile insurance		2,155,573		—		—		—

Total	~~W~~	25,861,667	~~W~~	72,462	~~W~~	30,581	~~W~~	32,141

(In millions of Korean won)	December 31, 2024
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	14,775	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		41,674		—		—		—
Others		1,282,134		105,543		63,516		40,830
Long-term insurance
Injury, illness, and property		17,963,247		—		—		—
Pension		4,873,238		—		—		—
Others		(263,714)		—		—		—
Automobile insurance		2,145,366		—		—		—

Total	~~W~~	26,056,720	~~W~~	105,543	~~W~~	63,516	~~W~~	40,830

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.3.2 After reinsurance mitigation

(In millions of Korean won)	December 31, 2025
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	12,202	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		22,594		—		—		—
Others		556,148		7,453		19,868		11,540
Long-term insurance
Injury, illness, and property		17,467,245		—		—		—
Pension		4,527,963		—		—		—
Others		(258,540)		—		—		—
Automobile insurance		2,149,796		—		—		—

Total	~~W~~	24,477,408	~~W~~	7,453	~~W~~	19,868	~~W~~	11,540

(In millions of Korean won)	December 31, 2024
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	18,764	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		25,310		—		—		—
Others		486,222		2,854		25,842		16,845
Long-term insurance
Injury, illness, and property		17,471,358		—		—		—
Pension		4,873,238		—		—		—
Others		(263,754)		—		—		—
Automobile insurance		2,138,413		—		—		—

Total	~~W~~	24,749,551	~~W~~	2,854	~~W~~	25,842	~~W~~	16,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4 Claims development tables

The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with methods such as paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2025 and 2024, are as follows:

38.11.4.1 Claims development tables as of December 31, 2025

38.11.4.1.1 Before reinsurance mitigation

General Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	839,279	~~W~~	926,787	~~W~~	918,732	~~W~~	984,418	~~W~~	814,504	~~W~~	927,454	~~W~~	—
2 years		1,035,332		923,424		846,577		902,960		909,283		—		—
3 years		954,050		834,723		826,232		896,256		—		—		—
4 years		970,065		863,696		839,935		—		—		—		—
5 years		985,358		867,635		—		—		—		—		—
6 years		1,007,378		—		—		—		—		—		—

Estimated final loss	~~W~~	1,007,378	~~W~~	867,635	~~W~~	839,935	~~W~~	896,256	~~W~~	909,283	~~W~~	927,454	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(963,631)	~~W~~	(814,162)	~~W~~	(775,120)	~~W~~	(751,912)	~~W~~	(693,101)	~~W~~	(378,737)	~~W~~	—
Difference between estimated final loss and claim payments.		43,747		53,473		64,815		144,344		216,182		548,717		1,071,278
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		39,308
Incurred claims over 6 years ago		—		—		—		—		—		—		58,712
Incurred claims settled but not yet paid		—		—		—		—		—		—		(66,572)
Discount rate effect		—		—		—		—		—		—		(28,446)
Risk adjustment		—		—		—		—		—		—		45,098
Others		—		—		—		—		—		—		124,073

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,243,451

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,639,258	~~W~~	1,758,406	~~W~~	1,853,766	~~W~~	1,958,153	~~W~~	2,103,927	~~W~~	2,182,754	~~W~~	—
2 years		1,645,744		1,766,713		1,865,422		1,985,790		2,127,236		—		—
3 years		1,642,418		1,754,773		1,850,203		1,977,756		—		—		—
4 years		1,633,491		1,746,422		1,845,598		—		—		—		—
5 years		1,627,590		1,742,751		—		—		—		—		—
6 years		1,623,593		—		—		—		—		—		—

Estimated final loss	~~W~~	1,623,593	~~W~~	1,742,751	~~W~~	1,845,598	~~W~~	1,977,756	~~W~~	2,127,236	~~W~~	2,182,754	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,617,927)	~~W~~	(1,732,847)	~~W~~	(1,831,284)	~~W~~	(1,952,674)	~~W~~	(2,079,289)	~~W~~	(1,866,676)	~~W~~	—
Difference between estimated final loss and claim payments.		5,666		9,904		14,314		25,082		47,947		316,078		418,991
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		15,259
Incurred claims over 6 years ago		—		—		—		—		—		—		21,860
Incurred claims settled but not yet paid		—		—		—		—		—		—		31,314
Discount rate effect		—		—		—		—		—		—		(14,944)
Risk adjustment		—		—		—		—		—		—		24,572
Others		—		—		—		—		—		—		4,505

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	501,557

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	2,593,514	~~W~~	3,003,522	~~W~~	3,159,835	~~W~~	3,485,979	~~W~~	3,865,301	~~W~~	4,503,006	~~W~~	—
2 years		2,551,274		2,965,954		3,180,537		3,481,470		3,835,808		—		—
3 years		2,554,205		2,972,948		3,176,257		3,488,177		—		—		—
4 years		2,557,951		2,960,640		3,178,678		—		—		—		—
5 years		2,535,147		2,960,038		—		—		—		—		—
6 years		2,535,669		—		—		—		—		—		—

Estimated final loss	~~W~~	2,535,669	~~W~~	2,960,038	~~W~~	3,178,678	~~W~~	3,488,177	~~W~~	3,835,808	~~W~~	4,503,006	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(2,526,965)	~~W~~	(2,944,643)	~~W~~	(3,149,494)	~~W~~	(3,417,292)	~~W~~	(3,649,865)	~~W~~	(3,234,395)	~~W~~	—
Difference between estimated final loss and claim payments.		8,704		15,395		29,184		70,885		185,943		1,268,611		1,578,722
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		69,297
Incurred claims over 6 years ago		—		—		—		—		—		—		10,099
Incurred claims settled but not yet paid		—		—		—		—		—		—		537,786
Discount rate effect		—		—		—		—		—		—		(37,695)
Risk adjustment		—		—		—		—		—		—		28,691
Others		—		—		—		—		—		—		—

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,186,900

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.2 After reinsurance mitigation

General Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	332,137	~~W~~	463,207	~~W~~	512,812	~~W~~	501,574	~~W~~	534,363	~~W~~	556,028	~~W~~	—
2 years		344,149		449,737		499,457		486,350		540,022		—		—
3 years		343,707		447,047		494,871		480,219		—		—		—
4 years		347,312		446,223		498,015		—		—		—		—
5 years		348,238		447,169		—		—		—		—		—
6 years		354,598		—		—		—		—		—		—

Estimated final loss	~~W~~	354,598	~~W~~	447,169	~~W~~	498,015	~~W~~	480,219	~~W~~	540,022	~~W~~	556,028	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(338,885)	~~W~~	(419,344)	~~W~~	(464,227)	~~W~~	(423,533)	~~W~~	(449,958)	~~W~~	(276,214)	~~W~~	—
Difference between estimated final loss and claim payments.		15,713		27,825		33,788		56,686		90,064		279,814		503,890
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,596
Incurred claims over 6 years ago		—		—		—		—		—		—		29,923
Incurred claims settled but not yet paid		—		—		—		—		—		—		(263,096)
Discount rate effect		—		—		—		—		—		—		(13,310)
Risk adjustment		—		—		—		—		—		—		22,407
Others		—		—		—		—		—		—		7,165

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	315,575

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.2 After reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,615,387	~~W~~	1,745,376	~~W~~	1,849,405	~~W~~	1,958,153	~~W~~	2,103,927	~~W~~	2,182,754	~~W~~	—
2 years		1,621,647		1,753,171		1,861,151		1,985,790		2,127,236		—		—
3 years		1,618,230		1,741,566		1,845,928		1,977,756		—		—		—
4 years		1,609,312		1,733,214		1,841,338		—		—		—		—
5 years		1,603,558		1,729,529		—		—		—		—		—
6 years		1,599,515		—		—		—		—		—		—

Estimated final loss	~~W~~	1,599,515	~~W~~	1,729,529	~~W~~	1,841,338	~~W~~	1,977,756	~~W~~	2,127,236	~~W~~	2,182,754	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,594,113)	~~W~~	(1,719,867)	~~W~~	(1,827,127)	~~W~~	(1,952,674)	~~W~~	(2,079,289)	~~W~~	(1,866,676)	~~W~~	—
Difference between estimated final loss and claim payments.		5,402		9,662		14,211		25,082		47,947		316,078		418,382
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		15,259
Incurred claims over 6 years ago		—		—		—		—		—		—		20,874
Incurred claims settled but not yet paid		—		—		—		—		—		—		28,580
Discount rate effect		—		—		—		—		—		—		(15,162)
Risk adjustment		—		—		—		—		—		—		24,572
Others		—		—		—		—		—		—		2,626

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	495,131

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.2 After reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	2,171,401	~~W~~	2,514,713	~~W~~	2,664,628	~~W~~	2,932,961	~~W~~	3,270,270	~~W~~	3,816,401	~~W~~	—
2 years		2,138,663		2,492,911		2,691,880		2,940,423		3,234,653		—		—
3 years		2,141,754		2,499,670		2,688,097		2,944,644		—		—		—
4 years		2,145,240		2,487,607		2,690,195		—		—		—		—
5 years		2,122,645		2,486,817		—		—		—		—		—
6 years		2,123,030		—		—		—		—		—		—

Estimated final loss	~~W~~	2,123,030	~~W~~	2,486,817	~~W~~	2,690,195	~~W~~	2,944,644	~~W~~	3,234,653	~~W~~	3,816,401	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(2,115,384)	~~W~~	(2,473,284)	~~W~~	(2,664,876)	~~W~~	(2,883,076)	~~W~~	(3,073,128)	~~W~~	(2,727,365)	~~W~~	—
Difference between estimated final loss and claim payments.		7,646		13,533		25,319		61,568		161,525		1,089,036		1,358,627
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		61,019
Incurred claims over 6 years ago		—		—		—		—		—		—		8,923
Incurred claims settled but not yet paid		—		—		—		—		—		—		295,267
Discount rate effect		—		—		—		—		—		—		(32,550)
Risk adjustment		—		—		—		—		—		—		25,260
Others		—		—		—		—		—		—		(1,074)

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,715,472

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1 Claims development tables as of December 31, 2024

38.11.4.1.1 Before reinsurance mitigation

General Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	559,484	~~W~~	839,279	~~W~~	926,787	~~W~~	918,732	~~W~~	984,418	~~W~~	814,504	~~W~~	—
2 years		567,735		1,035,332		923,424		846,577		902,960		—		—
3 years		592,403		954,050		834,723		826,232		—		—		—
4 years		598,698		970,065		863,696		—		—		—		—
5 years		587,100		985,358		—		—		—		—		—
6 years		596,022		—		—		—		—		—		—

Estimated final loss	~~W~~	596,022	~~W~~	985,358	~~W~~	863,696	~~W~~	826,232	~~W~~	902,960	~~W~~	814,504	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(566,989)	~~W~~	(926,208)	~~W~~	(736,614)	~~W~~	(734,104)	~~W~~	(661,452)	~~W~~	(401,239)	~~W~~	—
Difference between estimated final loss and claim payments.		29,033		59,150		127,082		92,128		241,508		413,265		962,166
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		35,214
Incurred claims over 6 years ago		—		—		—		—		—		—		55,738
Incurred claims settled but not yet paid		—		—		—		—		—		—		(59,440)
Discount rate effect		—		—		—		—		—		—		(50,183)
Risk adjustment		—		—		—		—		—		—		66,819
Others		—		—		—		—		—		—		160,175

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,170,489

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,626,553	~~W~~	1,639,258	~~W~~	1,758,406	~~W~~	1,853,766	~~W~~	1,958,153	~~W~~	2,103,927	~~W~~	—
2 years		1,639,692		1,645,744		1,766,713		1,865,422		1,985,790		—		—
3 years		1,645,194		1,642,418		1,754,773		1,850,203		—		—		—
4 years		1,648,516		1,633,491		1,746,422		—		—		—		—
5 years		1,642,245		1,627,590		—		—		—		—		—
6 years		1,635,591		—		—		—		—		—		—

Estimated final loss	~~W~~	1,635,591	~~W~~	1,627,590	~~W~~	1,746,422	~~W~~	1,850,203	~~W~~	1,985,790	~~W~~	2,103,927	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,625,412)	~~W~~	(1,612,431)	~~W~~	(1,725,037)	~~W~~	(1,815,770)	~~W~~	(1,929,233)	~~W~~	(1,785,195)	~~W~~	—
Difference between estimated final loss and claim payments.		10,179		15,159		21,385		34,433		56,557		318,732		456,445
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		17,293
Incurred claims over 6 years ago		—		—		—		—		—		—		30,525
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,596
Discount rate effect		—		—		—		—		—		—		(25,779)
Risk adjustment		—		—		—		—		—		—		23,493
Others		—		—		—		—		—		—		5,506

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	548,079

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	2,314,936	~~W~~	2,593,514	~~W~~	3,003,522	~~W~~	3,159,835	~~W~~	3,485,979	~~W~~	3,865,301	~~W~~	—
2 years		2,322,571		2,551,274		2,965,954		3,180,537		3,481,470		—		—
3 years		2,332,331		2,554,205		2,972,948		3,176,257		—		—		—
4 years		2,339,839		2,557,951		2,960,640		—		—		—		—
5 years		2,339,712		2,535,147		—		—		—		—		—
6 years		2,331,162		—		—		—		—		—		—

Estimated final loss	~~W~~	2,331,162	~~W~~	2,535,147	~~W~~	2,960,640	~~W~~	3,176,257	~~W~~	3,481,470	~~W~~	3,865,301	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(2,323,338)	~~W~~	(2,521,506)	~~W~~	(2,934,570)	~~W~~	(3,112,639)	~~W~~	(3,315,239)	~~W~~	(2,753,646)	~~W~~	—
Difference between estimated final loss and claim payments.		7,824		13,641		26,070		63,618		166,231		1,111,655		1,389,039
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		58,757
Incurred claims over 6 years ago		—		—		—		—		—		—		10,042
Incurred claims settled but not yet paid		—		—		—		—		—		—		488,491
Discount rate effect		—		—		—		—		—		—		(34,095)
Risk adjustment		—		—		—		—		—		—		25,696
Others		—		—		—		—		—		—		73

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,938,003

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.2 After reinsurance mitigation

General Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	304,171	~~W~~	332,137	~~W~~	463,207	~~W~~	512,812	~~W~~	501,574	~~W~~	534,363	~~W~~	—
2 years		308,785		344,149		449,737		499,457		486,350		—		—
3 years		316,601		343,707		447,047		494,871		—		—		—
4 years		321,173		347,312		446,223		—		—		—		—
5 years		320,026		348,238		—		—		—		—		—
6 years		322,928		—		—		—		—		—		—

Estimated final loss	~~W~~	322,928	~~W~~	348,238	~~W~~	446,223	~~W~~	494,871	~~W~~	486,350	~~W~~	534,363	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(314,636)	~~W~~	(329,592)	~~W~~	(408,592)	~~W~~	(440,061)	~~W~~	(381,368)	~~W~~	(271,173)	~~W~~	—
Difference between estimated final loss and claim payments.		8,292		18,646		37,631		54,810		104,982		263,190		487,551
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		26,568
Incurred claims over 6 years ago		—		—		—		—		—		—		25,963
Incurred claims settled but not yet paid		—		—		—		—		—		—		(265,804)
Discount rate effect		—		—		—		—		—		—		(20,346)
Risk adjustment		—		—		—		—		—		—		30,498
Others		—		—		—		—		—		—		3,587

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	288,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.2 After reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,581,086	~~W~~	1,615,387	~~W~~	1,745,376	~~W~~	1,849,405	~~W~~	1,958,153	~~W~~	2,103,927	~~W~~	—
2 years		1,594,400		1,621,647		1,753,171		1,861,151		1,985,790		—		—
3 years		1,599,550		1,618,230		1,741,566		1,845,928		—		—		—
4 years		1,602,565		1,609,312		1,733,214		—		—		—		—
5 years		1,596,518		1,603,558		—		—		—		—		—
6 years		1,590,109		—		—		—		—		—		—

Estimated final loss	~~W~~	1,590,109	~~W~~	1,603,558	~~W~~	1,733,214	~~W~~	1,845,928	~~W~~	1,985,790	~~W~~	2,103,927	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,580,312)	~~W~~	(1,588,824)	~~W~~	(1,712,162)	~~W~~	(1,811,664)	~~W~~	(1,929,233)	~~W~~	(1,785,195)	~~W~~	—
Difference between estimated final loss and claim payments.		9,797		14,734		21,052		34,264		56,557		318,732		455,136
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		17,243
Incurred claims over 6 years ago		—		—		—		—		—		—		28,972
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,422
Discount rate effect		—		—		—		—		—		—		(25,708)
Risk adjustment		—		—		—		—		—		—		23,493
Others		—		—		—		—		—		—		695

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	540,253

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.4.1.2 After reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,947,243	~~W~~	2,171,401	~~W~~	2,514,713	~~W~~	2,664,628	~~W~~	2,932,961	~~W~~	3,270,270	~~W~~	—
2 years		1,954,658		2,138,663		2,492,911		2,691,880		2,940,423		—		—
3 years		1,963,266		2,141,754		2,499,670		2,688,097		—		—		—
4 years		1,970,030		2,145,240		2,487,607		—		—		—		—
5 years		1,970,227		2,122,645		—		—		—		—		—
6 years		1,961,657		—		—		—		—		—		—

Estimated final loss	~~W~~	1,961,657	~~W~~	2,122,645	~~W~~	2,487,607	~~W~~	2,688,097	~~W~~	2,940,423	~~W~~	3,270,270	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,954,871)	~~W~~	(2,110,823)	~~W~~	(2,464,887)	~~W~~	(2,633,216)	~~W~~	(2,796,696)	~~W~~	(2,315,921)	~~W~~	—
Difference between estimated final loss and claim payments.		6,786		11,822		22,720		54,881		143,727		954,349		1,194,285
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		51,640
Incurred claims over 6 years ago		—		—		—		—		—		—		8,799
Incurred claims settled but not yet paid		—		—		—		—		—		—		324,142
Discount rate effect		—		—		—		—		—		—		(29,354)
Risk adjustment		—		—		—		—		—		—		22,645
Others		—		—		—		—		—		—		(1,997)

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,570,160

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.5 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.

Sensitivity analysis of insurance risk results of December 31, 2025 and 2024, are as follows:

38.11.5.1 Before reinsurance mitigation

(In millions of Korean won)

	Shock level	December 31, 2025
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
		Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss				OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase									~~W~~	37	~~W~~	76,370	~~W~~	(32)	~~W~~	(77,695)	~~W~~	(5)	~~W~~	(3,105)	~~W~~	—	~~W~~	4,430
Disability/illness (fixed compensation)	3.40% increase										79		1,054,906		(75)		(986,568)		(7)		(85,523)		3		17,185
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase	~~W~~	3,251,318	~~W~~	7,458,760	~~W~~	7,836	~~W~~	9,277,197		—		48,390		—		(42,473)		—		(6,841)		—		924
Lapse rate (increase)	9.16% increase										1,228		581,399		(1,028)		(587,112)		(183)		(34,584)		(17)		40,297
Lapse rate (decrease)	9.16% decrease										(1,279)		(631,737)		1,074		649,765		190		27,128		15		(45,155)
Expense ratio (level)	2.62% increase										660		241,094		(566)		(229,666)		(122)		(17,467)		28		6,039
Expense ratio (inflation)	0.26%p increase

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of Korean won)

	Shock level	December 31, 2024
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
		Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss						OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase									~~W~~	40	~~W~~	79,740	~~W~~	(36)	~~W~~	(77,504)	~~W~~	(5)	~~W~~	(3,032)	~~W~~	1	~~W~~	797
Disability/illness (fixed compensation)	3.40% increase										93		1,052,913		(86)		(949,179)		(8)		(85,651)		1		(18,083)
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase	~~W~~	3,401,945	~~W~~	8,406,081	~~W~~	7,540	~~W~~	8,812,942		—		42,239		—		(37,387)		—		(4,875)		—		22
Lapse rate (increase)	9.16% increase										1,360		521,112		(1,167)		(530,501)		(205)		(24,806)		13		34,194
Lapse rate (decrease)	9.16% decrease										(1,419)		(565,513)		1,217		581,448		216		20,330		(14)		(36,265)
Expense ratio (level)	2.62% increase										698		240,775		(585)		(221,198)		(119)		(16,839)		7		(2,739)
Expense ratio (inflation)	0.26%p increase

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.5.2 After reinsurance mitigation

(In millions of Korean won)

	Shock level	December 31, 2025
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
		Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss						OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase									~~W~~	37	~~W~~	76,432	~~W~~	(32)	~~W~~	(77,728)	~~W~~	(5)	~~W~~	(2,870)	~~W~~	-	~~W~~	4,166
Disability/illness (fixed compensation)	3.40% increase										79		1,171,381		(75)		(1,101,808)		(7)		(76,018)		3		6,446
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase	~~W~~	3,251,318	~~W~~	7,275,463	~~W~~	7,836	~~W~~	9,196,596		—		51,755		—		(45,905)		—		(6,322)		—		472
Lapse rate (increase)	9.16% increase										1,228		577,063		(1,028)		(582,437)		(183)		(35,316)		(17)		40,690
Lapse rate (decrease)	9.16% decrease										(1,279)		(627,099)		1,074		644,766		190		27,978		15		(45,645)
Expense ratio (level)	2.62% increase										660		242,348		(566)		(230,938)		(122)		(15,645)		28		4,234
Expense ratio (inflation)	0.26%p increase

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of Korean won)

	Shock level	December 31, 2024
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
		Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss						OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase									~~W~~	40	~~W~~	79,623	~~W~~	(36)	~~W~~	(77,385)	~~W~~	(5)	~~W~~	(2,687)	~~W~~	1	~~W~~	449
Disability/illness (fixed compensation)	3.40% increase										93		1,121,235		(86)		(1,015,818)		(8)		(71,338)		1		(34,079)
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase	~~W~~	3,401,945	~~W~~	8,111,836	~~W~~	7,540	~~W~~	8,812,446		—		45,498		—		(40,649)		—		(4,440)		—		(409)
Lapse rate (increase)	9.16% increase										1,360		511,355		(1,167)		(520,973)		(205)		(25,781)		13		35,398
Lapse rate (decrease)	9.16% decrease										(1,419)		(555,004)		1,217		571,189		216		21,512		(14)		(37,697)
Expense ratio (level)	2.62% increase										698		242,302		(585)		(222,692)		(119)		(14,262)		7		(5,349)
Expense ratio (inflation)	0.26%p increase

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

38.11.6.1 Maturity structure of insurance contract group as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	December 31, 2025
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance Contract liabilities with participation features	~~W~~	195,598	~~W~~	217,206	~~W~~	227,960	~~W~~	240,527	~~W~~	241,119	~~W~~	1,160,224	~~W~~	2,902,340	~~W~~	5,184,974
Net insurance contract assets without participation features		1,293,177		(1,566,389)		(1,547,055)		(1,306,654)		(1,045,575)		(2,188,858)		60,148,121		53,786,767

(In millions of Korean won)

	December 31, 2024
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance Contract liabilities with participation features	~~W~~	195,213	~~W~~	207,186	~~W~~	207,028	~~W~~	234,497	~~W~~	218,826	~~W~~	1,125,604	~~W~~	3,090,912	~~W~~	5,279,266
Net insurance contract assets without participation features		1,141,340		(1,585,201)		(1,277,219)		(1,330,184)		(1,000,711)		(2,175,895)		56,473,438		50,245,568

The net outflow amount is represented as positive numbers, while the net inflow amount is represented as negative numbers.

38.11.6.2 The amount payable upon demand as of December 31, 2025 and 2024, are ~~W~~ 27,627,111 million and ~~W~~ 26,374,280 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.7 Credit risk of insurance contract

Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.

38.11.7.1 Concentration and credit ratings for top three reinsurance companies as of December 31, 2025, are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	33.29%	AA+
MUNICHRE	5.16%	AAA
SWISSREINSURANCE	3.79%	AAA

38.11.7.2 Exposure to credit risk arising from reinsurance contract as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)

December 31, 2025			December 31, 2024
Reference	Amount		Reference	Amount
Reinsurance contract assets	~~W~~	1,506,136	Reinsurance contract assets	~~W~~	1,493,495
Reinsurance contract liabilities		25,554	Reinsurance contract liabilities		21,978

38.11.8 Interest rate risk of insurance contract

The Group measures interest rate risk for insurance contract liabilities exposed to interest rate risk, which include long-term, automobile, and general insurance.

The Group calculates the exposure of insurance contract liabilities for long-term liability for remaining coverage and liability for incurred claims that apply the general model in accordance with IFRS. The interest rate risk exposure as of December 31, 2025 is as follows:

38.11.8.1 Status of interest rate risk exposure of insurance contract

(In millions of Korean won)	December 31, 2025		December 31, 2024
Net insurance contract liabilities	~~W~~	23,933,054	~~W~~	24,291,340
Net insurance contract liabilities with participation features		3,501,385		3,649,339
Net insurance contract liabilities without participation features		20,431,669		20,642,001
Net reinsurance contract assets		1,385,696		1,382,244

Net liabilities effect	~~W~~	22,547,358	~~W~~	22,909,096

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.11.8.2 Interest rate Sensitivities

(In millions of Korean won)	December 31, 2025
	Equity
	1% increase		1% decrease
Net insurance contract liabilities	~~W~~	3,016,754	~~W~~	(3,791,246)
Net insurance contract liabilities with participation features		(245)		(12,307)
Net insurance contract liabilities without participation features		3,016,999		(3,778,939)
Net reinsurance contract assets		(31,957)		37,610
Net effect on equity	~~W~~	2,984,797	~~W~~	(3,753,636)

(In millions of Korean won)	December 31, 2024
	Equity
	1% increase		1% decrease
Net insurance contract liabilities	~~W~~	2,883,974	~~W~~	(3,493,031)
Net insurance contract liabilities with participation features		4,728		(38,055)
Net insurance contract liabilities without participation features		2,879,246		(3,454,976)
Net reinsurance contract assets		(47,015)		55,147
Net effect on equity	~~W~~	2,836,959	~~W~~	(3,437,884)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12 Risk Management of KB Life Insurance Co., Ltd.

38.12.1 Overview of insurance risk

Insurance risk arises from the core activities of an insurance company, particularly the underwriting of insurance contracts and the payment of claims, which may result in greater losses than the Group has anticipated.

The Group manages potential economic loss risks arising from various risk factors associated with life insurance contracts. These risks are categorized into six subcategories: mortality risk, longevity risk, disability/illness risk, termination risk, expense risk, and catastrophic risk. The Group measures these risks individually.

Except for catastrophic risk, which is assessed using a risk coefficient method, all other types of risks are evaluated using shock scenario methods. The definitions of each risks are as follows:

Mortality Risk	Risk of unexpected losses due to premature death compared to the insured’s expectations.

Longevity Risk	Risk of unexpected losses due to delayed death compared to the insured’s expectations.

Disability/Illness Risk	Risk of unexpected losses related to the insured’s disability and illness.

Termination Risk	Risk of losses due to unexpected exercise of legal rights or contractual options by policyholders.

Expense Risk	Risk of losses due to fluctuations in future costs and expenditure variations caused by inflation in relation to insurance contract costs.

Catastrophic Risk	Risk of extreme, exceptional losses (e.g., epidemics, major accidents) not considered in mortality risk, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.2 Management of insurance risk

The Group measures and manages insurance risk in accordance with internally developed models and the K-Insurance Capital Standard (K-ICS).

Insurance risks, excluding catastrophic risk, are managed under K-ICS, as well as being managed under IFRS 17 through sensitivity analysis.

In addition, the Group considers insurance risks inherent in insurance products during the product development stage and continues to measure and mitigate such risks through various methods after the product launch. Risks related to mortality and illness are mitigated through reinsurance. The Group selects appropriate reinsurers based on credit risk assessment and also determines the appropriate level of risk exposure for each reinsurer before making contract with reinsurers. For amounts exceeding pre-determined risk limits, the Group manages risk through facultative reinsurance.

38.12.3 Exposure by risk type

38.12.3.1 Insurance risk exposure

The Group sells life insurance products including death, health, pension, asset-linked, and variable contracts. Along with the sale of various products, the Group also diversifies risk through reinsurance cessions.

Insurance risk exposure of insurance contracts and reinsurance contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2025		December 31, 2024
Insurance contract liabilities	~~W~~	24,727,079	~~W~~	23,706,824
Death		11,645,736		11,313,508
Health		225,999		302,911
Pension		7,041,563		6,682,897
Asset-linked		34,658		38,021
Variable death		2,077,480		1,854,208
Variable pension		3,701,643		3,515,279
Reinsurance contract assets [1]		(68,418)		(40,641)
Death		(37,619)		(29,579)
Health		(17,175)		(10,078)
Compound		(13,624)		(984)

[1]	Reinsurance contract assets is the net amount after deducting reinsurance contract liabilities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.3.2 Interest rate risk exposure

Interest rate risk exposure of insurance contracts and reinsurance contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2025		December 31, 2024
Insurance contracts	~~W~~	24,727,079	~~W~~	23,706,824
Fixed-rate		13,571,048		13,080,288
Interest rate-linked		5,376,908		5,257,050
Variable		5,779,123		5,369,486
Reinsurance contract assets [1]		(68,418)		(40,641)

[1]	Reinsurance contract assets is the net amount after deducting reinsurance contract liabilities

38.12.3.3 Equity risk exposure

Equity risk exposure of insurance contracts and reinsurance contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2025		December 31, 2024
Variable	~~W~~	5,779,123	~~W~~	5,369,486

38.12.3.4 Foreign exchange risk exposure

Foreign exchange risk exposure of insurance contracts and reinsurance contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2025		December 31, 2024
Foreign currency liability	~~W~~	706,795	~~W~~	707,517

38.12.3.5 Credit risk exposure

Credit risk exposure of reinsurance contracts assets and liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	AAA~AA+		AA~A+		A~BBB+		Under BBB		Unrated		Total
Reinsurance contract assets	~~W~~	—	~~W~~	8,672	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,672
Reinsurance contract liabilities		(13,276)		(20,818)		—		—		—		(34,094)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.3.5 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2024
	AAA~AA+		AA~A+		A~BBB+		Under BBB		Unrated		Total
Reinsurance contract assets	~~W~~	—	~~W~~	2,401	~~W~~	122	~~W~~	—	~~W~~	—	~~W~~	2,523
Reinsurance contract liabilities		(14,083)		(15,851)		(4,353)		—		—		(34,287)

38.12.4 Reinsurance policy

38.12.4.1 Summary

The purpose of reinsurance transactions is to ensure the Group’s ability to fulfill insurance claim obligations to policyholders and maintain the stability of the Group’s financial structure by ceding contracts that require diversification or risk transfer which could arise from the underwriting of insurance contracts. The Group adheres to the fundamental principle of operating an efficient and stable reinsurance framework by considering the scale of reinsurance transactions, the complexity of reinsurance products, risk exposure levels, profitability, and the credit ratings of reinsurers.

Based on insurance premium, since most of the retained contracts are concentrated in guarantee-type life insurance products, the Group manages insurance risk by securing reinsurance for life insurance policies exceeding a certain coverage amount. Additionally, reinsurance transactions are made when risk mitigation is deemed necessary for specific products or coverages. The Group currently holds contracts with eight reinsurers, and in addition to life insurance, risk for health insurance products such as cancer insurance are mitigated through reinsurance.

As of December 31, 2025, the eight reinsurers contracted by the Group hold credit ratings of AA- or higher, based on the criteria outlined in Annex 22 of the Korean DETAILED REGULATIONS ON SUPERVISION OF INSURANCE BUSINESS, indicating a stable financial position.

38.12.4.2 Concentration on top 5 reinsurers

the status of concentration among the top five reinsurers as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
[1]	Above AA-	A+ ~ A-	Below BBB+	Others
Reinsurance premiums [3]	~~W~~18,568	~~W~~—	~~W~~—	~~W~~—
Ratio [2]	92.2	—	—	—

(In millions of Korean won)	December 31, 2024
[1]	Above AA-	A+ ~ A-	Below BBB+	Others
Reinsurance premiums [3]	~~W~~16,955	~~W~~—	~~W~~—	~~W~~—
Ratio [2]	91.7	—	—	—

[1]

Credit ratings from foreign credit rating agencies are converted to domestic credit ratings based on the criteria outlined in Annex 22 of the Korean DETAILED REGULATIONS ON SUPERVISION OF INSURANCE BUSINESS.

[2]	The proportion of ceded insurance premiums represents the percentage relative to total insurance premiums.
[3]	The amounts are presented on a gross basis before deduction of reinsurance commissions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.4.3 Reinsurance premium by reinsurer group

The status of reinsurance premiums by reinsurer group as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Credit ratings
	Above AA-		A+ ~ A-		BBB+ Below		Others*		Total
Reinsurance premiums [1]	~~W~~	20,128	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,128
Ratio		100.0		—		—		—		100.0

(In millions of Korean won)	December 31, 2024
	Credit ratings
	Above AA-		A+ ~ A-		BBB+ Below		Others*		Total
Reinsurance premiums [1]	~~W~~	18,497	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,497
Ratio		100.0		—		—		—		100.0

[1]	The amounts are presented on a gross basis before deduction of reinsurance commissions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.5 Liquidity risk of insurance contracts

Liquidity risk in insurance contracts arises from the increase in maturity refunds due to the concentration of insurance contract maturities at a certain point in time, the excessive increase in surrender refunds due to unexpected mass surrenders, and the increase in insurance payments due to large-scale accidents. Additionally, the Group manages the payment of maturity refunds through the analysis of the maturity of insurance contracts. The maturity structure of insurance liabilities based on net cash flow as of December 31, 2025 and 2024, are as follows.

(In millions of Korean won)	December 31, 2025
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contract	~~W~~	412,314	~~W~~	238,500	~~W~~	866,967	~~W~~	954,939	~~W~~	1,120,218	~~W~~	6,130,350	~~W~~	13,123,050	~~W~~	31,922,925
Asset portfolio		—		—		—		—		—		—		—		—
Liability portfolio		412,314		238,500		866,967		954,939		1,120,218		6,130,350		13,123,050		31,922,925
Reinsurance contract		9,022		1,649		752		1,576		1,439		10,906		32,999		129,561
Asset portfolio		2,261		376		(265)		432		634		5,109		10,977		50,736
Liability portfolio		6,761		1,273		1,017		1,144		805		5,797		22,022		78,825

(In millions of Korean won)	December 31, 2024
	1 year		1 year ~ 2years		2years ~ 3years		3years ~ 4years		4years ~ 5years		5years ~ 10years		10years ~ 20years		Over 20 years
Insurance contract	~~W~~	(53,417)	~~W~~	(69,388)	~~W~~	305,581	~~W~~	603,797	~~W~~	1,255,863	~~W~~	4,958,494	~~W~~	11,992,714	~~W~~	35,343,913
Asset portfolio		—		—		—		—		—		—		—		—
Liability portfolio		(53,417)		(69,388)		305,581		603,797		1,255,863		4,958,494		11,992,714		35,343,913
Reinsurance contract		9,278		1,462		676		1,678		1,705		8,170		16,996		52,162
Asset portfolio		1,445		(121)		(555)		42		108		224		(163)		(351)
Liability portfolio		7,833		1,583		1,231		1,636		1,597		7,946		17,159		52,513

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.6 The amount payable upon demand

The Group’s amount payable upon demand for insurance contracts as of December 31, 2025 and 2024, are as follows:

	December 31, 2025				December 31, 2024
	Amount payable upon demand		Book value		Amount payable upon demand		Book value
Insurance contracts	~~W~~	31,384,939	~~W~~	30,275,011	~~W~~	28,595,855	~~W~~	29,100,070
Death		15,622,704		14,902,195		14,296,802		14,593,909
Health		833,313		536,887		766,471		566,979
Pension		8,066,027		7,591,499		7,255,197		7,281,490
Asset-linked		37,683		36,523		40,436		40,232
Variable death		2,863,686		3,369,460		2,439,175		2,945,814
Variable pension		3,961,526		3,838,447		3,797,775		3,671,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.7 Assumption sensitivity

The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.

The result of sensitivity analysis as of December 31, 2025 and 2024, are as follows:

38.12.7.1 Insurance sensitivity

Before reinsurance mitigation:

(In millions of Korean won)

		Sensitivity [1]	December 31, 2025
			Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss [2]	OCI
			Cash flows	CSM	Cash flow [3]	CSM
Loss rate	Mortality rate	Increase by 3.27%	24,727,079	5,330,899	96,436	(92,643)	(987)	(2,806)
	Disability/illness (fixed benefit)	Increase by 3.40%			107,696	(113,961)	(1,539)	7,805
	Disability/illness (indemnity benefit)	Increase by 2.62%
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			420,275	(287,951)	(36,064)	(96,261)
	Lapse rate (decrease)	Decrease by 9.16%			(474,860)	350,995	21,691	102,174
Expense ratio	Expense ratio (level)	Increase by 2.62%			84,853	(88,286)	(4,850)	8,282
	Expense ratio (inflation)	0.26%p

[1]

The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

[2]	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
[3]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.7.1 Insurance sensitivity (cont’d)

After reinsurance mitigation:

(In millions of Korean won)

			December 31, 2025
			Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss [2]	OCI
		Sensitivity [1]	Cash flows	CSM	Cash flow [3]	CSM
Loss rate	Mortality rate	Increase by 3.27%	24,795,497	5,291,953	92,581	(88,513)	(847)	(3,221)
	Disability/illness (fixed benefit)	Increase by 3.40%			105,964	(112,468)	(1,016)	7,520
	Disability/illness (indemnity benefit)	Increase by 2.62%
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			414,086	(281,288)	(35,125)	(97,673)
	Lapse rate (decrease)	Decrease by 9.16%			(467,856)	343,030	21,037	103,789
Expense ratio	Expense ratio (level)	Increase by 2.62%			84,843	(88,589)	(4,534)	8,280
	Expense ratio (inflation)	0.26%p

[1]

The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

[2]	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
[3]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.7.1 Insurance sensitivity (cont’d)

Before reinsurance mitigation:

(In millions of Korean won)

			December 31, 2024
		Sensitivity [1]	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss [2]	OCI
			Cash flows	CSM	Cash flow [3]	CSM
Loss rate	Mortality rate	Increase by 3.27%	23,706,824	5,143,498	106,984	(97,865)	(589)	(8,530)
	Disability/illness (fixed benefit)	Increase by 3.40%			102,301	(105,373)	(1,108)	4,180
	Disability/illness (indemnity benefit)	Increase by 2.62%			531	(529)	(3)	1
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			362,584	(268,566)	(20,353)	(73,665)
	Lapse rate (decrease)	Decrease by 9.16%			(412,005)	314,825	17,415	79,765
Expense ratio	Expense ratio (level)	Increase by 2.62%			92,193	(92,815)	(4,889)	5,511
	Expense ratio (inflation)	0.26%p

[1]

The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

[2]	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
[3]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

After reinsurance mitigation:

(In millions of Korean won)

			December 31, 2024
			Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss [3]	OCI
		Sensitivity [1]	Cash flows	CSM	Cash flow [2]	CSM
Loss rate	Mortality rate	Increase by 3.27%	23,747,465	5,139,655	105,168	(95,875)	(545)	(8,748)
	Disability/illness (fixed benefit)	Increase by 3.40%			101,554	(104,644)	(1,038)	4,128
	Disability/illness (indemnity benefit)	Increase by 2.62%			511	(508)	(3)	—
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			360,412	(266,198)	(20,196)	(74,018)
	Lapse rate (decrease)	Decrease by 9.16%			(409,644)	312,241	17,266	80,137
Expense ratio	Expense ratio (level)	Increase by 2.62%			92,186	(92,864)	(4,832)	5,510
	Expense ratio (inflation)	0.26%p

[1]

The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

[2]	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
[3]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.7.2 Interest rate risk

(In millions of Korean won)
December 31, 2025
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts	~~W~~	203,182	~~W~~	2,796,438
	Reinsurance contracts		6		12,520
100bp decrease	Insurance contracts		(230,613)		(3,410,414)
	Reinsurance contracts		213		(15,470)

(In millions of Korean won)
December 31, 2024
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts	~~W~~	220,772	~~W~~	3,062,364
	Reinsurance contracts		(149)		6,480
100bp decrease	Insurance contracts		(575,881)		(4,227,958)
	Reinsurance contracts		254		(8,498)

[1]	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
[2]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

38.12.7.3 Foreign exchange rate risk

(In millions of Korean won)
December 31, 2025
		Profit or loss (before tax)		OCI (before tax)
100won increase	Insurance contracts	~~W~~	(58,895)	~~W~~	11,959
	Reinsurance contracts		(24)		5
100won decrease	Insurance contracts		58,895		(11,959)
	Reinsurance contracts		24		(5)

(In millions of Korean won)
December 31, 2024
		Profit or loss (before tax)		OCI (before tax)
100won increase	Insurance contracts	~~W~~	(61,733)	~~W~~	14,977
	Reinsurance contracts		(35)		7
100won decrease	Insurance contracts		61,733		(14,977)
	Reinsurance contracts		35		(7)

[1]	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
[2]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.7.4 Stock price risk

(In millions of Korean won)
December 31, 2025
		Profit or loss (before tax)		OCI (before tax)
10% increase	Insurance contracts	~~W~~	(223,814)	~~W~~	—
	Reinsurance contracts		—		—
10% decrease	Insurance contracts		223,814		—
	Reinsurance contracts		—		—

(In millions of Korean won)
December 31, 2024
		Profit or loss (before tax)		OCI (before tax)
10% increase	Insurance contracts	~~W~~	(157,555)	~~W~~	—
	Reinsurance contracts		88		—
10% decrease	Insurance contracts		155,996		—
	Reinsurance contracts		(89)		—

[1]	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
[2]	No shocks were applied to the risk adjustment within the fulfillment cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.12.8 Claims development tables

Claims development tables of the Group as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Accident year
	2021		2022		2023		2024		2025		Total
Development year
Estimated final loss undiscounted	~~W~~	203,759	~~W~~	212,391	~~W~~	214,611	~~W~~	235,653	~~W~~	247,894	~~W~~	—
Claims paid
Current year		(161,464)		(167,992)		(166,118)		(184,435)		(196,574)		—
After 1 year		(29,553)		(31,371)		(34,912)		(37,470)		—		—
After 2 years		(5,152)		(4,313)		(5,067)		—		—		—
After 3 years		(2,269)		(3,177)		—		—		—		—
After 4 years		(1,873)		—		—		—		—		—

Total gross cumulative claim payments	~~W~~	(200,311)	~~W~~	(206,853)	~~W~~	(206,097)	~~W~~	(221,905)	~~W~~	(196,574)	~~W~~	—
Difference between estimated final loss and claim payments.		3,448		5,538		8,514		13,748		51,320		82,568
Discount rate effect		—		—		—		—		—		(4,233)
Future claims expense		—		—		—		—		—		1,135
Incurred claims settled but not yet paid		—		—		—		—		—		178,649
Risk adjustment		—		—		—		—		—		11,365
Reinsurance effects *		—		—		—		—		—		(8,997)

Total Liability for incurred claims	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	260,487

(In millions of Korean won)	December 31, 2024
	Accident year
	2020		2021		2022		2023		2024		Total
Development year
Estimated final loss undiscounted	~~W~~	179,051	~~W~~	203,001	~~W~~	210,219	~~W~~	213,227	~~W~~	229,657	~~W~~	—
Claims paid
Current year		(139,994)		(161,496)		(168,229)		(165,924)		(185,249)		—
After 1 year		(27,947)		(29,568)		(30,338)		(35,275)		—		—
After 2 years		(4,061)		(5,152)		(4,877)		—		—		—
After 3 years		(2,158)		(2,375)		—		—		—		—
After 4 years		(1,796)		—		—		—		—		—

Total gross cumulative claim payments	~~W~~	(175,956)	~~W~~	(198,591)	~~W~~	(203,444)	~~W~~	(201,199)	~~W~~	(185,249)	~~W~~	—
Difference between estimated final loss and claim payments.		3,095		4,410		6,775		12,028		44,408		70,716
Discount rate effect		—		—		—		—		—		(3,471)
Future claims expense		—		—		—		—		—		843
Incurred claims settled but not yet paid		—		—		—		—		—		164,482
Risk adjustment		—		—		—		—		—		10,088
Reinsurance effects *		—		—		—		—		—		(9,879)

Total Liability for incurred claims	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	232,779

*	The reinsurance effect is presented as a total amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

39. Statement of Cash Flows

39.1 Details of cash and cash equivalents as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Cash	~~W~~	2,074,714	~~W~~	1,954,624
Checks issued by other banks		134,454		124,366
Due from the Bank of Korea		17,332,054		14,372,352
Due from other financial institutions		15,235,655		13,417,769
Disposal group held for sale [1]		5,858		—

		34,782,735		29,869,111

Due from financial institutions measured at fair value through profit or loss		64,437		59,838

		34,847,172		29,928,949

Deduction:
Restricted due from financial institutions [2]		(4,843,682)		(4,338,818)
Due from financial institutions with original maturities over three months		(982,926)		(981,264)

		(5,826,608)		(5,320,082)

	~~W~~	29,020,564	~~W~~	24,608,867

[1]	The cash and deposits classified as a disposal group held for sale as of December 31, 2025 are included, as described in Note 18
[2]	Items meeting the definition of cash are excluded.

Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2025		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	13,939,438	~~W~~	11,635,481
	Due from others	Korea Development Bank and others		27,555		25,928
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		3,367,183		2,540,681

			~~W~~	17,334,176	~~W~~	14,202,090

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

39.2 Significant non-cash transactions for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Write-offs of loans	~~W~~	2,308,709	~~W~~	1,984,218
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		(1,877,833)		1,216,436
Changes in accumulated other comprehensive income from valuation of investments in associates		2,018		165

39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Activities	2025		2024
Income tax paid	Operating	~~W~~	1,171,542	~~W~~	1,158,212
Interest received	Operating		29,151,695		30,279,240
Interest paid	Operating		14,044,238		15,354,968
Dividends received	Operating		610,307		482,012
Dividends paid	Financing		1,504,682		1,686,777

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024, are as follows:

	2025
					Non-cash changes
(In millions of Korean won)	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging *	~~W~~	(361,855)	~~W~~	(276,837)	~~W~~	—	~~W~~	(24,485)	~~W~~	(58,683)	~~W~~	—	~~W~~	961,561	~~W~~	239,701
Borrowings and debentures		144,248,269		7,603,382		—		(534,276)		21,484		(269,727)		(291,467)		150,777,665
Due to trust accounts		8,232,002		2,905,896		—		—		—		—		—		11,137,898
Others		1,548,635		(620,139)		136,693		—		—		—		133,240		1,198,429

	~~W~~	153,667,051	~~W~~	9,612,302	~~W~~	136,693	~~W~~	(558,761)	~~W~~	(37,199)	~~W~~	(269,727)	~~W~~	803,334	~~W~~	163,353,693

	2024
					Non-cash changes
(In millions of Korean won)	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging *	~~W~~	(93,003)	~~W~~	(216,883)	~~W~~	—	~~W~~	(238,486)	~~W~~	(128,072)	~~W~~	—	~~W~~	314,589	~~W~~	(361,855)
Borrowings and debentures		138,760,229		825,087		—		4,045,394		39,945		(22,909)		600,523		144,248,269
Due to trust accounts		8,142,102		89,900		—		—		—		—		—		8,232,002
Others		1,149,587		(339,514)		630,785		—		—		—		107,777		1,548,635

	~~W~~	147,958,915	~~W~~	358,590	~~W~~	630,785	~~W~~	3,806,908	~~W~~	(88,127)	~~W~~	(22,909)	~~W~~	1,022,889	~~W~~	153,667,051

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2025 and 2024 are ~~W~~264,868 million of cash outflow and ~~W~~88,528 million of cash inflow, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40. Contingent Liabilities and Commitments

40.1 Details of acceptances and guarantees as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	110,728	~~W~~	152,129
Others		1,028,783		900,237

		1,139,511		1,052,366

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		215,808		331,423
Letter of guarantees		76,496		45,274
Bid bond		2,253		12,782
Performance bond		2,039,924		1,927,572
Refund guarantees		3,277,694		4,644,429
Others		4,787,138		4,594,667

		10,399,313		11,556,147

Financial guarantee contracts:
Acceptances and guarantees for mortgage		19,673		20,790
Overseas debt guarantees		406,900		588,019
International financing guarantees in foreign currencies		1,138,481		842,838
Other financial guarantees		263,823		—

		1,828,877		1,451,647

		13,367,701		14,060,160

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,537,195		2,268,081
Refund guarantees		1,427,424		1,373,649

		3,964,619		3,641,730

	~~W~~	17,332,320	~~W~~	17,701,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40.2 Credit qualities of acceptances and guarantees as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	11,052,820	~~W~~	201,686	~~W~~	—	~~W~~	11,254,506
Grade 2		1,914,728		35,378		—		1,950,106
Grade 3		105,144		16,615		180		121,939
Grade 4		10,207		5,410		503		16,120
Grade 5		8,404		3,674		12,952		25,030

		13,091,303		262,763		13,635		13,367,701

Unconfirmed acceptances and guarantees
Grade 1		3,509,754		4,180		—		3,513,934
Grade 2		403,592		20,047		—		423,639
Grade 3		4,526		12,319		—		16,845
Grade 4		794		7,809		20		8,623
Grade 5		—		404		1,174		1,578

		3,918,666		44,759		1,194		3,964,619

	~~W~~	17,009,969	~~W~~	307,522	~~W~~	14,829	~~W~~	17,332,320

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	12,022,664	~~W~~	—	~~W~~	—	~~W~~	12,022,664
Grade 2		1,870,438		23,840		—		1,894,278
Grade 3		98,224		16,147		—		114,371
Grade 4		8,291		2,975		457		11,723
Grade 5		—		230		16,894		17,124

		13,999,617		43,192		17,351		14,060,160

Unconfirmed acceptances and guarantees
Grade 1		2,281,647		2,441		—		2,284,088
Grade 2		1,306,932		15,349		—		1,322,281
Grade 3		13,982		14,781		—		28,763
Grade 4		1,171		2,652		21		3,844
Grade 5		—		175		2,579		2,754

		3,603,732		35,398		2,600		3,641,730

	~~W~~	17,603,349	~~W~~	78,590	~~W~~	19,951	~~W~~	17,701,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	12,415,691	~~W~~	3,031,523	~~W~~	15,447,214	89.12
Small and medium-sized companies		813,807		373,420		1,187,227	6.85
Public sector and others		138,203		559,676		697,879	4.03

	~~W~~	13,367,701	~~W~~	3,964,619	~~W~~	17,332,320	100.00

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	13,215,006	~~W~~	2,972,146	~~W~~	16,187,152	91.45
Small and medium-sized companies		747,170		423,299		1,170,469	6.61
Public sector and others		97,984		246,285		344,269	1.94

	~~W~~	14,060,160	~~W~~	3,641,730	~~W~~	17,701,890	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	1,822,127	~~W~~	1,916	~~W~~	1,824,043	10.52
Manufacturing		7,730,095		2,790,672		10,520,767	60.70
Service		985,539		92,110		1,077,649	6.22
Wholesale and retail		2,111,297		573,783		2,685,080	15.49
Construction		298,186		28,042		326,228	1.88
Public sector		25,665		362,831		388,496	2.24
Others		394,792		115,265		510,057	2.94

	~~W~~	13,367,701	~~W~~	3,964,619	~~W~~	17,332,320	100.00

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	1,810,426	~~W~~	1,244	~~W~~	1,811,670	10.24
Manufacturing		8,139,583		2,709,623		10,849,206	61.29
Service		926,446		48,709		975,155	5.51
Wholesale and retail		2,410,725		594,407		3,005,132	16.98
Construction		334,561		73,389		407,950	2.30
Public sector		24,929		101,456		126,385	0.71
Others		413,490		112,902		526,392	2.97

	~~W~~	14,060,160	~~W~~	3,641,730	~~W~~	17,701,890	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40.5 Details of commitments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
Commitments
Corporate loan commitments	~~W~~	56,218,691	~~W~~	57,510,280
Retail loan commitments		58,406,337		59,100,288
Credit line of credit cards		89,718,829		87,204,864
Purchase of other securities		9,133,299		8,880,563

		213,477,156		212,695,995

Financial guarantee contracts
Credit line		3,689,143		4,747,946
Purchase of securities		1,691,300		475,147

		5,380,443		5,223,093

	~~W~~	218,857,599	~~W~~	217,919,088

40.6 Other Matters (including litigation)

a) As of December 31, 2025, the Group involved in 123 legal cases as a plaintiff in connection with its operating activities (excluding simple cases related to loan recovery and administrative activities), with a total claim amount of ~~W~~536,144 million. The Group also involved in 361 legal cases as a defendant (excluding simple cases related to loan recovery or administrative activities) with a total claim amount of ~~W~~978,726 million. The amount of any additional losses that may arise, depending on the outcome of these proceedings, cannot be predicted at this time. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~60,281

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40.6 Other Matters (including litigation) (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits

Kookmin Bank	Return of unjust enrichment	1	156,755

As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.

Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia

- Responding in accordance with the schedule of the local court proceedings (following the first-instance judgment rendered against the Bank on December 2, 2025, the Bank is currently responding to the appellate proceedings).

Due to compliance with U.S. OFAC regulations, it is difficult to predict the likelihood of success in the litigation being conducted before the Russian courts.

However, the amount in dispute can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to delayed interest is expected for the Bank.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40.6 Other Matters (including litigation) (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	59,927	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~12,200 million and the delayed interest on it.)

No. 3 case: The third trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~8,460 million and the delayed interest on the principal of ~~W~~8,290 million. The second trial: On January 16, 2025, a ruling was made ordering the return of ~~W~~4,400 million, which represents a portion of the ~~W~~8,070 million paid following the first-instance judgment.)

Meanwhile, the Group has recognized a provision for litigation amounting to ~~W~~142,090 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of December 31, 2025 (Note 24.5).

b) As of December 31, 2025, there are a total of seven pending lawsuits related to the wage peak system, amounting to ~~W~~12,551 million. This includes five cases for Kookmin Bank with a total claim amount of ~~W~~12,175 million, one case for KB Life Insurance Co., Ltd. with a claim amount of ~~W~~136 million, and one case for KB Asset Management Co., Ltd. with a claim amount of ~~W~~240 million. The amount and timing of potential outflows of resources are currently unpredictable.

c) As of December 31, 2025, KB Real Estate Trust Co., Ltd. is undertaking 14 completion-guaranteed land trust projects (including Busan Kyungbo Industrial Development project), under which it assumes the obligations to complete construction of the contractor fails to fulfill its completion obligations, and is liable to compensate the lending financial institutions for any losses arising from any failure to fulfill such obligations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The total PF loan commitment limit related to these completion-guarantee land trust projects amounted to ~~W~~1,240,200 million, of which ~~W~~927,300 million represents outstanding balance (including unpaid interest) as of December 31, 2025. In connection with these projects, the Group recognized provisions totaling ~~W~~4,200 million as of December 31, 2025 for the expected losses associated with trust-account exposures arising from the completion obligations. In addition, the Group recognized additional provisions totaling ~~W~~140,100 million as of December 31, 2025 for the estimated losses related to potential liability for damages that may arise if the completion obligations are not fulfilled.

As of December 31, 2025, a total of 12 projects (all of which have been completed) remain where completion obligations were not fulfilled within the contractual period. The PF loan commitment limits for these projects amount to ~~W~~1,090,100 million, and outstanding balance (including unpaid interest) amount to ~~W~~851,900 million. Of these, eight completed projects are subject to ongoing litigation, involving a total of 11 legal cases with an aggregate claim amount of ~~W~~251,700 million; the PF loan commitment limits and outstanding balance (including unpaid interest) for these projects amount to ~~W~~716,600 million and ~~W~~492,800 million, respectively.

d) During the year ended December 31, 2024, the Financial Supervisory Service conducted regular inspections covering the overall operations of the subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd., and during the year ended December 31, 2025, a regular inspection covering the overall operations of the subsidiary, KB Securities Co., Ltd., was conducted. As of December 31, 2025, the results of these inspections and any required corrective actions have not yet been notified and are expected to be communicated in the future.

e) Kookmin Bank and KB Securities Co., Ltd. are currently under investigation by the Fair-Trade Commission regarding alleged collusive conduct among financial institutions. The outcome of the investigation cannot be predicted at this time.

f) As of December 31, 2025, KB PRASAC BANK PLC. is currently undergoing a tax audit by the tax authorities. The outcome of the tax audit cannot be predicted at this time.

g) On April 7, 2023, Kookmin Bank entered into a share subscription right transfer agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC agreed to acquire 31,900,000,000 newly issued shares at a price of IDR 3.19 trillion to be issued in a capital increase by PT Bank KB Indonesia Tbk, a subsidiary of Kookmin Bank.

As a result of the agreement, after STIC’s acquisition of the shares, Kookmin Bank holds a call option to purchase the shares held by STIC for a six-month period commencing 2 years and 6 months after the acquisition date. If Kookmin Bank does not exercise the call option during the exercise period, STIC holds a put option to sell the shares to Kookmin Bank within one year following the expiration of the call option period.

h) As of December 31, 2025, KB Real Estate Trust Co., Ltd. may lend up to ~~W~~4,475,500 million to trust accounts, which represents a portion of the total project cost related to borrowing-type land trust contracts (including maintenance and redevelopment projects). Whether KB Real Estate Trust Co., Ltd. provides such trust account loans does not constitute an unconditional payment obligation and is determined after comprehensively considering various factors, including the funding plan of its own accounts and the cash flow projections of the trust business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

i) On July 1, 2025, Kookmin Bank entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of carrying out the procedures necessary to complete the disposal. Upon completion of the transaction as planned, Kookmin Bank will lose control over PT KB Bukopin Finance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41. Subsidiaries

41.1 Details of major consolidated subsidiaries as of December 31, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
Kookmin Bank	KB PRASAC Bank Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PT Bank KB Bukopin Syariah [5]	95.92	Indonesia	Dec. 31	Banking
	PT KB Bukopin Finance 6 8	99.24	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Dec. 31	Other unclassified financial services
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Indonesia,Tbk. [7]	67.57	Indonesia	Dec. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of major consolidated subsidiaries as of December 31, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA COMPANY LIMITED [4]	100.00	Vietnam	Dec. 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Dec. 31	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Dec. 31	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc. [2]	97.50	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
	KB J Capital Co., Ltd.	77.40	Thailand	Dec. 31	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
	KBFintech Inc. [3]	95.95	Korea	Dec. 31	E-commerce
KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of major consolidated subsidiaries as of December 31, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory
	PT KB Valbury Asset Management [1]	70.00	Indonesia	Dec. 31	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec. 31	Collective investment

[1]

During the first quarter of 2024, PT Valbury Capital Management was changed from a sub-subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter of 2024.

[2]	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC. (merged entity) on December 19, 2024.
[3]	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.
[4]	During the third quarter of 2025, KB FINA Joint Stock Company changed its name to KB FINA COMPANY LIMITED.
[5]	During the third quarter of 2025, PT Bank Syariah Bukopin changed its name to PT Bank KB Bukopin Syariah.
[6]	During the third quarter of 2025, PT Bukopin Finance changed its name to PT KB Bukopin Finance.
[7]	During the third quarter of 2025, PT Bank KB Bukopin,Tbk. changed its name to PT Bank KB Indonesia,Tbk.
[8]	The disposal group was classified as held for sale, as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of consolidated structured entities as of December 31, 2025, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 82 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 237 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	December 31, 2025						2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	584,934,967	~~W~~	545,979,326	~~W~~	38,955,641	~~W~~	42,528,587	~~W~~	3,852,166	~~W~~	3,636,551
KB Securities Co., Ltd. [1,2]		76,461,426		69,572,471		6,888,955		14,139,480		673,856		670,815
KB Insurance Co., Ltd. [1,2]		45,377,597		39,725,458		5,652,139		13,758,177		778,228		160,977
KB Kookmin Card Co., Ltd.[1]		30,235,710		24,597,933		5,637,777		4,326,397		330,226		355,777
KB Life Insurance Co., Ltd.[1,2]		35,585,902		32,795,927		2,789,975		3,402,468		139,329		(20,379)
KB Asset Management Co., Ltd. [1]		697,405		302,373		395,032		325,721		120,203		121,056
KB Capital Co., Ltd. [1,2]		18,163,063		15,483,517		2,679,546		2,714,031		235,219		246,223
KB Real Estate Trust Co., Ltd.		1,124,017		730,006		394,011		177,039		(78,685)		(78,296)
KB Savings Bank Co., Ltd.		2,219,824		2,042,573		177,251		202,415		(4,834)		(4,950)
KB Investment Co., Ltd. [1]		1,675,994		1,334,136		341,858		353,212		57,918		57,917
KB Data System Co., Ltd. [1]		85,289		55,304		29,985		295,401		7,586		7,930

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	562,887,180	~~W~~	524,859,860	~~W~~	38,027,320	~~W~~	51,497,328	~~W~~	3,251,759	~~W~~	3,408,978
KB Securities Co., Ltd. [1,2]		63,384,389		56,498,405		6,885,984		10,736,175		585,682		630,103
KB Insurance Co., Ltd. [1,2]		40,776,375		34,982,351		5,794,024		12,818,501		839,494		(125,414)
KB Kookmin Card Co., Ltd.[1]		30,541,628		25,236,827		5,304,801		4,428,688		402,715		437,030
KB Life Insurance Co., Ltd.[1,2]		34,047,554		30,984,400		3,063,154		2,821,601		164,272		(906,210)
KB Asset Management Co., Ltd. [1]		414,942		120,224		294,718		246,184		66,500		67,757
KB Capital Co., Ltd. [1,2]		18,115,495		15,654,177		2,461,318		2,620,487		222,041		225,609
KB Real Estate Trust Co., Ltd.		1,113,466		627,898		485,568		139,656		(113,332)		(113,652)
KB Savings Bank Co., Ltd.		2,575,739		2,393,523		182,216		225,173		(11,366)		(11,560)
KB Investment Co., Ltd. [1]		1,529,823		1,245,883		283,940		215,834		4,368		4,466
KB Data System Co., Ltd. [1]		62,270		40,219		22,051		241,652		1,978		1,149

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

41.4.1 The Group has provided payment guarantees of ~~W~~3,724,216 million to KBD TOWER 1ST LLC and other consolidated structured entities.

41.4.2 The Group has provided capital commitment to 86 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~2,188,449 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries

41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2025, are as follows:

Company	Reasons for obtaining control

IM Asset General Private Securities Investment Trust No.55(Bond) and 21 others	Holds more than half of the ownership interests

KB Great On 1st.L.L.C. and 44 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB HL Infra Private Special Asset Fund 1(FOFs) and 45 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2025, are as follows:

Company	Reasons for losing control

Able Eunhwasam 2nd Co., Ltd. and 36 others	Termination of the commitments

KB High-tech Company Investment Fund and 20 others	Liquidation

Black Sappahire Holdings Co., Ltd. and 1 other	Disposal

KB RISE Global AI Value Chain ETF Moa Dream Securities Fund (FoFs) and 23 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

42. Unconsolidated Structured Entities

42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Trust whose principal is not guaranteed • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	172,510,235	~~W~~	1,877,784,511	~~W~~	7,173,093	~~W~~	210,559,474	~~W~~	2,268,027,313
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	94,366	~~W~~	18,414,039	~~W~~	231,866	~~W~~	4,363,220	~~W~~	23,103,491
Derivative financial assets		—		545		—		—		545
Loans measured at amortized cost		12,622,160		688,991		327,621		3,577,076		17,215,848
Financial investments		—		—		—		9,031,801		9,031,801
Investments in associates		—		793,913		—		—		793,913
Other assets		6,237		4,565		1,189,630		18,499		1,218,931

	~~W~~	12,722,763	~~W~~	19,902,053	~~W~~	1,749,117	~~W~~	16,990,596	~~W~~	51,364,529

Liabilities:
Deposits	~~W~~	2,696,094	~~W~~	6,461	~~W~~	—	~~W~~	460,470	~~W~~	3,163,025
Derivative financial liabilities		—		—		—		—		—
Other liabilities		7,441		52		—		5,514		13,007

	~~W~~	2,703,535	~~W~~	6,513	~~W~~	—	~~W~~	465,984	~~W~~	3,176,032

Maximum exposure *
Assets held	~~W~~	12,722,763	~~W~~	19,902,053	~~W~~	1,749,117	~~W~~	16,990,596	~~W~~	51,364,529
Purchase and investment commitments		15,112		6,025,252		35,815		2,317,179		8,393,358
Unused credit		2,006,957		10,445		573		2,802,632		4,820,607
Acceptances and guarantees and loan commitments		3,121,835		—		—		389,441		3,511,276

	~~W~~	17,866,667	~~W~~	25,937,750	~~W~~	1,785,505	~~W~~	22,499,848	~~W~~	68,089,770

Methods of determining the maximum exposure	Loan commitments / investment agreements / purchase commitments and acceptances and guarantees	Investments /loans and Investment agreements	Trust paying dividends by results: Total amount of trust exposure	Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	157,770,828	~~W~~	1,934,544,704	~~W~~	6,013,014	~~W~~	160,056,159	~~W~~	2,258,384,705
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	61,079	~~W~~	17,801,830	~~W~~	152,629	~~W~~	4,432,933	~~W~~	22,448,471
Derivative financial assets		—		4,111		—		7,742		11,853
Loans measured at amortized cost		11,508,337		528,738		100,087		2,998,984		15,136,146
Financial investments		—		—		—		10,438,641		10,438,641
Investments in associates		—		489,021		—		—		489,021
Other assets		4,796		41,398		1,154,232		11,114		1,211,540

	~~W~~	11,574,212	~~W~~	18,865,098	~~W~~	1,406,948	~~W~~	17,889,414	~~W~~	49,735,672

Liabilities:
Deposits	~~W~~	2,512,650	~~W~~	117,624	~~W~~	—	~~W~~	355,442	~~W~~	2,985,716
Derivative financial liabilities		—		8,788		—		—		8,788
Other liabilities		5,302		764		—		1,465		7,531

	~~W~~	2,517,952	~~W~~	127,176	~~W~~	—	~~W~~	356,907	~~W~~	3,002,035

Maximum exposure *
Assets held	~~W~~	11,574,212	~~W~~	18,865,098	~~W~~	1,406,948	~~W~~	17,889,414	~~W~~	49,735,672
Purchase and investment commitments		36,332		6,300,397		27,130		1,046,568		7,410,427
Unused credit		1,554,565		30,568		573		3,788,715		5,374,421
Acceptances and guarantees and loan commitments		974,869		—		—		527,677		1,502,546

	~~W~~	14,139,978	~~W~~	25,196,063	~~W~~	1,434,651	~~W~~	23,252,374	~~W~~	64,023,066

Methods of determining the maximum exposure	Loan commitments / investment agreements / purchase commitments and acceptances and guarantees	Investments /loans and Investment agreements	Trust paying dividends by results: Total amount of trust exposure	Providing credit lines/purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025		2024
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	7,312	~~W~~	5,337
	Interest income		101		—
	Provision for credit losses		200		—
Korea Credit Bureau Co., Ltd.	Interest expense		12		1
	Fee and commission income		671		727
	Fee and commission expense		11,981		10,203
	Insurance income		4		3
	Reversal of credit losses		—		2
	Other operating expenses		9		11
Incheon Bridge Co., Ltd.	Interest income		8,125		14,006
	Interest expense		973		986
	Fee and commission income		45		34
	Fee and commission expense		12		9
	Insurance income		261		222
	Gains on financial instruments at fair value through profit or loss		—		2,129
	Losses on financial instruments at fair value through profit or loss		1,203		—
	Reversal of credit losses		6		9
Aju Good Technology Venture Fund	Interest expense		—		3
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		86		116
	Interest income		5,716		5,939
	Interest expense		767		260
	Provision for credit losses		1		1
	General and administrative expenses		11,776		9,055
	Other income		926		363
	Other expense		59		—
Food Factory Co., Ltd.	Interest income		50		317
	Interest expense		1		1
	Insurance income		4		3
	Losses on financial instruments at fair value through profit or loss		—		238
	Provision for credit losses		3		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
Dongjo Co., Ltd.	Interest income	~~W~~	74	~~W~~	34
POSCO-KB Shipbuilding Fund	Fee and commission income		(34)		—
Big Dipper Co., Ltd.	Fee and commission income		1		—
	Fee and commission expense		263		243
	Reversal of credit losses		2		—
	Provision for credit losses		—		4
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		—
KB-TS Technology Venture Private Equity Fund	Fee and commission income		170		175
KB-SJ Tourism Venture Fund	Fee and commission income		454		272
Banksalad Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		426		—
	Losses on financial instruments at fair value through profit or loss		—		5,489
	Fee and commission income		57		36
	Fee and commission expense		—		4
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		51		627
	Losses on financial instruments at fair value through profit or loss		111		473
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		46		59
	Gains on financial instruments at fair value through profit or loss		—		911
	Losses on financial instruments at fair value through profit or loss		3,910		872
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss		—		3
	Losses on financial instruments at fair value through profit or loss		1		—
KB-MDI Centauri Fund LP	Fee and commission income		398		452
	Gains on financial instruments at fair value through profit or loss		2,459		2,602
	Losses on financial instruments at fair value through profit or loss		669		537
Hibiscus Fund LP	Fee and commission income		301		491
	Gains on financial instruments at fair value through profit or loss		1,824		2,302
	Losses on financial instruments at fair value through profit or loss		—		500
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		—		36
	Losses on financial instruments at fair value through profit or loss		5		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		361		344
	Gains on financial instruments at fair value through profit or loss		581		824
	Losses on financial instruments at fair value through profit or loss		95		1,333
S&E Bio Co., Ltd.	Interest income		76		44
	Interest expense		8		16
	Provision for credit losses		—		16
	Reversal of credit losses		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
Contents First Inc.	Interest income	~~W~~	388	~~W~~	482
	Interest expense		13		36
	Fee and commission income		1		2
	Gains on financial instruments at fair value through profit or loss		—		5,936
	Losses on financial instruments at fair value through profit or loss		1,546		—
	Provision for credit losses		12		5
	Reversal of credit losses		—		1
Pin Therapeutics Inc.	Interest expense		130		154
	Provision for credit losses		—		4
	Reversal of credit losses		1		—
Wyatt Co., Ltd. *	Interest income		—		378
	Gains on financial instruments at fair value through profit or loss		1,152		2,739
	Insurance income		40		138
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense		—		4
Spark Biopharma Inc.	Interest expense		64		293
	Provision for credit losses		—		13
	Reversal of credit losses		2		—
	Gains on financial instruments at fair value through profit or loss		327		3,823
	Losses on financial instruments at fair value through profit or loss		411		1,639
Skydigital Inc.	Fee and commission income		3		2
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses		1		—
SO-MYUNG Recycling Co., Ltd.	Insurance income		1		1
KB No.21 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		136
	Interest expense		(1)		75
KB No.22 Special Purpose Acquisition Company *	Interest expense		—		1
KB No.25 Special Purpose Acquisition Company	Interest expense		38		53
	Gains on financial instruments at fair value through profit or loss		65		—
	Losses on financial instruments at fair value through profit or loss		—		175
KB No.26 Special Purpose Acquisition Company *	Interest expense		(29)		57
	Losses on financial instruments at fair value through profit or loss		—		54
KB No.27 Special Purpose Acquisition Company	Interest expense		136		158
	Gains on financial instruments at fair value through profit or loss		405		—
	Losses on financial instruments at fair value through profit or loss		—		177

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
KB No.28 Special Purpose Acquisition Company *	Interest expense	~~W~~	9	~~W~~	45
	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		—		1,118
KB No.29 Special Purpose Acquisition Company	Fee and commission income		—		210
	Gains on financial instruments at fair value through profit or loss		144		1,525
	Interest expense		51		43
KB No.30 Special Purpose Acquisition Company	Interest expense		36		21
	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		58		1,445
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		177		2,111
	Interest expense		48		13
KB No.32 Special Purpose Acquisition Company	Interest expense		35		—
KB No.33 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		2,214		—
	Interest expense		26		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		78		255
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		303		402
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		—		20
TeamSparta Inc. *	Fee and commission income		3		54
	Reversal of credit losses		—		1
	Interest expense		87		165
Newavel Co., Ltd	Fee and commission income		1		—
	Losses on financial instruments at fair value through profit or loss		—		3,000
SuperNGine Co., Ltd.	Interest income		29		43
	Provision for credit losses		—		33
	Reversal of credit losses		40		—
Desilo Inc.	Interest income		13		14
	Reversal of credit losses		5		—
Turing Co., Ltd.	Interest expense		—		29
	Interest income		40		61
	Reversal of credit losses		—		8
IGGYMOB Co., Ltd.	Losses on financial instruments at fair value through profit or loss		—		5,000
ZIPDOC Inc. *	Losses on financial instruments at fair value through profit or loss		—		2,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
Grinergy Co., Ltd.	Provision for credit losses	~~W~~	—	~~W~~	2
	Reversal of credit losses		1		—
	Gains on financial instruments at fair value through profit or loss		—		1,288
	Losses on financial instruments at fair value through profit or loss		357		119
Chabot Mobility Co., Ltd. *	Fee and commission income		1		1
	Interest expense		5		1
	Fee and commission expense		2,212		2,364
	Gains on financial instruments at fair value through profit or loss		—		579
Wemade Connect Co., Ltd.	Insurance income		6		2
	Interest expense		148		270
	Fee and commission income		—		5
	Reversal of credit losses		17		—
	Provision for credit losses		—		10
	Gains on financial instruments at fair value through profit or loss		4,391		—
	Losses on financial instruments at fair value through profit or loss		—		4,827
TMAP Mobility Co., Ltd.	Interest expense		2,204		3,077
	Fee and commission income		2		5
	Fee and commission expense		754		1,292
	Provision for credit losses		—		3
	Insurance income		1,744		1,200
Nextrade Co., Ltd.	Fee and commission income		2		—
	Interest expense		685		2,481
WJ Private Equity Fund No.1	Fee and commission income		7		7
UPRISE, Inc.	Gains on financial instruments at fair value through profit or loss		163		—
	Losses on financial instruments at fair value through profit or loss		45		3,893
Channel Corporation	Interest expense		—		10
	Losses on financial instruments at fair value through profit or loss		—		103
	Gains on financial instruments at fair value through profit or loss		8,812		4,837
CWhy Inc.	Insurance income		—		9
CellinCells Co., Ltd. *	Provision for credit losses		—		2
KB Social Impact Investment Fund	Fee and commission income		200		250
KB-UTC Inno-Tech Venture Fund	Fee and commission income		147		230
KB-SP Private Equity Fund IV *	Fee and commission income		63		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		800		619
2020 KB Fintech Renaissance Fund	Fee and commission income		70		147
KB Material and Parts No.1 PEF *	Fee and commission income		—		175

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won).		2025		2024
FineKB Private Equity Fund No.1	Fee and commission income	~~W~~	340	~~W~~	569
	Gains on financial instruments at fair value through profit or loss		—		32
	Interest expense		4		—
Paramark KB Fund No.1	Fee and commission income		134		118
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		1,252		1,300
	Gains on financial instruments at fair value through profit or loss		—		1
KB-KTB Technology Venture Fund	Fee and commission income		399		342
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		31		—
	Losses on financial instruments at fair value through profit or loss		—		237
KB-Solidus Global Healthcare Fund	Fee and commission income		3,781		17
	Gains on financial instruments at fair value through profit or loss		—		700
ASSEMBLE CORPORATION	Interest income		131		117
	Fee and commission income		1		2
	Insurance income		2		2
	Reversal of credit losses		14		20
KB Cape No.1 Private Equity Fund *	Fee and commission income		—		37
	Gains on financial instruments at fair value through profit or loss		—		82
KB-GeneN Medical Venture Fund No.1	Fee and commission income		89		89
KB-BridgePole Venture Investment Fund *	Fee and commission income		—		101
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		105		105
KB-Kyobo New Mobility Power Fund *	Fee and commission income		—		76
KB Co-Investment Private Equity Fund No.1	Fee and commission income		1,900		1,434
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		1,095		1,134
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		135		136
	Interest expense		—		12
Spoonlabs Co., Ltd. *	Losses on financial instruments at fair value through profit or loss		—		911
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss		—		228
KB-SUSUNG 1st Investment Fund	Fee and commission income		142		192
KB-SUSUNG 2nd Investment Fund	Fee and commission income		155		78
Seokwang T&I Co., Ltd	Insurance income		1		2
3D Interactive Co., Ltd.	Fee and commission income		—		1
	Interest expense		—		1
	Reversal of credit losses		1		—
	Losses on financial instruments at fair value through profit or loss		2,141		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
Bigwave Robotics Corp.	Fee and commission income	~~W~~	—	~~W~~	1
	Interest expense		(5)		6
	Provision for credit losses		8		—
	Gains on financial instruments at fair value through profit or loss		1,540		—
U-KB Credit No.1 Private Equity	Fee and commission income		968		970
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense		—		(38)
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		860		768
AKK Robotech Valueup New Technology Investment Fund *	Fee and commission income		235		101
New Daegu Busan Expressway Co., Ltd.	Interest income		346		2,458
	Reversal of credit losses		—		3
	Interest expense		1,797		3,680
	Insurance income		413		257
AIM FUTURE, Inc.	Interest income		41		44
	Interest expense		1		48
	Insurance income		—		1
	Provision for credit losses		2		3
ADP Holdings Co., Ltd.	Interest expense		45		61
ADPGREEN	Interest expense		107		26
	Provision for credit losses		—		11
	Reversal of credit losses		7		—
	Insurance income		169		73
KB-CJ Venture Fund 1st	Fee and commission income		150		80
OKXE Inc.	Gains on financial instruments at fair value through profit or loss		—		1,922
Ascent Global Fund III	Gains on financial instruments at fair value through profit or loss		—		261
	Losses on financial instruments at fair value through profit or loss		90		—
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss		—		1,143
	Losses on financial instruments at fair value through profit or loss		2,373		2,450
H Energy Co., Ltd *	Gains on financial instruments at fair value through profit or loss		—		3,106
XL8 INC.	Gains on financial instruments at fair value through profit or loss		—		721
	Losses on financial instruments at fair value through profit or loss		140		—
SDT Inc.	Interest expense		—		13
	Gains on financial instruments at fair value through profit or loss		172		527
	Losses on financial instruments at fair value through profit or loss		473		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
DYNE MEDICAL GROUP Inc.	Interest income	~~W~~	60	~~W~~	26
	Interest expense		33		118
	Fee and commission income		1		1
	Insurance income		4		4
	Provision for credit losses		1		22
	Reversal of credit losses		2		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense		1		1
Logpresso Inc.	Fee and commission income		1		—
	Interest expense		11		3
Onheal Co., Ltd.	Interest expense		—		(20)
	Fee and commission income		—		8
TriOar Inc.	Interest expense		98		235
Blinkers Inc. *	Losses on financial instruments at fair value through profit or loss		—		508
KB-VEP Contact Fund	Fee and commission income		60		44
SD Speed Co., Ltd.	Insurance income		1		1
Xpanner Inc.	Insurance income		1		—
	Gains on financial instruments at fair value through profit or loss		597		—
	Losses on financial instruments at fair value through profit or loss		362		—
KB-Cyrus Tourism Venture Fund	Fee and commission income		338		64
Qoala *	Gains on financial instruments at fair value through profit or loss		—		1,097
FineKB Private Equity Fund No.2	Fee and commission income		139		122
GCSM Holdings Limited	Gains on financial instruments at fair value through profit or loss		—		5,590
	Losses on financial instruments at fair value through profit or loss		674		—
MitoImmune Therapeutics	Losses on financial instruments at fair value through profit or loss		1,574		5,426
Honest Fund, Inc.	Losses on financial instruments at fair value through profit or loss		60		3,556
KB Rejuvenation Fund	Fee and commission income		150		3
Allra Fintech Corp.	Provision for credit losses		2		2
	Interest expense		4		17
Yeoulhyulgangho	Interest expense		8		1
KB-IMM New Star Real Estate Private Fund I	Fee and commission income		408		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Fee and commission income		1,200		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
Semicolon Susong REITs Co., Ltd.	Interest income	~~W~~	607	~~W~~	—
	Fee and commission income		4,793		—
	Provision for credit losses		5		—
	Insurance income		20		—
KB-Novus Genesis Private Equity Fund	Fee and commission income		104		—
AIM-KB-DOUBLE Connected Future Investment Fund	Fee and commission income		30		—
E&I Holdings *	Fee and commission income		3,446		—
WhaTap Laps Inc.	Interest income		6		—
	Interest expense		100		—
	Gains on financial instruments at fair value through profit or loss		165		—
	Losses on financial instruments at fair value through profit or loss		54		—
	Provision for credit losses		28		—
Streami Inc.	Gains on financial instruments at fair value through profit or loss		576		—
ANTIGRAVITY	Losses on financial instruments at fair value through profit or loss		526		—
	Interest income		3		—
	Provision for credit losses		1		—
KB a2z 2025 Fund	Fee and commission income		24		—
IMBiologics Corp.	Gains on financial instruments at fair value through profit or loss		13,144		—
	Provision for credit losses		1		—
Aculys Pharma, Inc.	Gains on financial instruments at fair value through profit or loss		3,321		—
Koru Pharma Co., Ltd.	Interest expense		2		—
	Insurance income		3		—
Aldaver	Interest expense		24		—
K-1 23rd yeoksam Real Estate Investment Trust company Itd	Insurance income		4		—
Novorex Inc.	Interest expense		18		—
	Provision for credit losses		6		—
Xenohelix Co., Ltd.	Interest income		27		—
	Provision for credit losses		7		—
Al Spera Inc.	Interest expense		26		—
enParticle Co., Ltd	Interest expense		3		—
Emocog Inc.	Interest expense		49		—
Lemontree Inc.	Fee and commission income		211		—
	Interest expense		1		—
	Fee and commission expense		64		—
	Provision for credit losses		2		—
ByL	Interest expense		56		—
eRoun & company Co., Ltd	Interest expense		7		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025		2024
Others
Retirement pension	Fee and commission income	~~W~~	1,553	~~W~~	1,720
	Interest expense		28		47

*	Excluded from the Group’s related party as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	2,596	~~W~~	1,431
	Loans measured at amortized cost (gross amount)		85,000		—
	Allowances for credit losses		200		—
	Provisions		109		—
	Other liabilities		9		—
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		41		36
	Deposits		36,968		40,570
	Insurance liabilities		1		1
	Other liabilities		10		—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		34,208		35,411
	Loans measured at amortized cost (gross amount)		59,515		70,012
	Allowances for credit losses		27		31
	Other assets		297		389
	Deposits		70,470		43,867
	Provisions		38		40
	Insurance liabilities		114		89
	Other liabilities		608		442
Jungdo Co., Ltd.	Deposits		4		4
Aju Good Technology Venture Fund	Deposits		39		1,809
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,597		149,898
	Allowances for credit losses		7		5
	Property and equipment		31,089		4,356
	Other assets		8,330		8,860
	Insurance liabilities		29		35
	Other liabilities		31,053		5,107
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		36		46
RAND Bio Science Co., Ltd.*	Deposits		—		4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)		2,941		1,764
	Allowances for credit losses		5		1
	Other assets		13		4
	Deposits		604		907
	Insurance liabilities		6		8
	Other liabilities		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		23		43
	Allowances for credit losses		1		3
	Deposits		51		123
	Other assets		42		—
	Other liabilities		10		8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		270		39

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
Iwon Alloy Co., Ltd.	Deposits	~~W~~	—	~~W~~	2
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		2,432		7,205
	Other assets		15		—
	Other liabilities		—		3
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		22		25
Wyatt Co., Ltd. *	Financial assets at fair value through profit or loss		—		3,000
	Deposits		—		1
	Insurance liabilities		—		78
Skydigital Inc.	Deposits		1		30
Banksalad Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,059
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		4,549		4,634
	Loans measured at amortized cost (gross amount)		23		15
	Deposits		1,145		4,759
	Other liabilities		2		22
	Allowances for credit losses		8		7
	Provisions		3		6
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,934		1,817
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		382		442
CellinCells Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,000
	Loans measured at amortized cost (gross amount)		3		1
	Allowances for credit losses		1		—
	Deposits		—		13
	Provisions		—		1
Channel Corporation	Financial assets at fair value through profit or loss		15,719		20,141
	Deposits		—		6
KB No.21 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		3,122
	Deposits		—		2,247
	Other liabilities		—		36
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,915		1,850
	Deposits		1,604		1,545
	Other liabilities		2		39

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
KB No.26 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	2,150
	Deposits		—		1,763
	Other liabilities		—		31
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,282		5,877
	Deposits		4,675		4,613
	Other liabilities		41		55
KB No.28 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		2,113
	Deposits		—		1,910
	Other liabilities		—		45
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,159		3,015
	Deposits		2,348		2,338
	Other liabilities		36		43
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,893		2,835
	Deposits		1,788		1,786
	Other liabilities		15		20
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,478		4,301
	Deposits		2,310		2,352
	Other liabilities		10		13
KB No.32 Special Purpose Acquisition Company	Deposits		2,315		—
	Other liabilities		35		—
KB No.33 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,304		—
	Deposits		2,835		—
	Other liabilities		25		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		—		1,574
KB-Solidus Global Healthcare Fund	Other assets		3,781		—
Bioprotect Ltd.	Financial assets at fair value through profit or loss		5,606		4,628
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		1,862		2,021
	Allowances for credit losses		30		43
	Other assets		1		11
	Deposits		19		18
	Other liabilities		1		1
	Provisions		—		1
	Insurance liabilities		2		1
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		3		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	1,200	~~W~~	1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,009		2,016
	Other assets		3		3
	Deposits		224		772
	Other liabilities		2		3
	Allowances for credit losses		12		15
	Provisions		2		2
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,667		1,636
4N Inc.	Deposits		—		4
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Loans measured at amortized cost (gross amount)		555		4
	Other assets		1		—
	Allowances for credit losses		7		—
	Deposits		40		302
Contents First Inc.	Financial assets at fair value through profit or loss		11,667		13,213
	Loans measured at amortized cost (gross amount)		10,020		10,065
	Allowances for credit losses		22		12
	Other assets		3		3
	Deposits		133		729
	Provisions		2		—
	Other liabilities		4		4
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		19,026		21,058
2020 KB Fintech Renaissance Fund	Other assets		—		37
OKXE Inc.	Financial assets at fair value through profit or loss		2,722		2,722
Newavel Co., Ltd	Loans measured at amortized cost (gross amount)		—		20
	Deposits		1		—
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		20		29
	Financial assets at fair value through profit or loss		7,000		7,000
	Deposits		850		11,133
	Other liabilities		—		117
	Allowances for credit losses		2		3
	Provisions		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	~~W~~	1	~~W~~	2
	Financial assets at fair value through profit or loss		13,144		7,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		16		482
	Deposits		151		217
	Allowances for credit losses		—		39
	Other assets		—		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		—		300
	Allowances for credit losses		—		5
	Deposits		2		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		900
	Allowances for credit losses		6		6
	Other assets		2		2
	Deposits		887		819
Kukka Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,490
	Insurance liabilities		—		1
ZIPDOC Inc. *	Deposits		—		1
TeamSparta Inc. *	Loans measured at amortized cost (gross amount)		—		5
	Financial assets at fair value through profit or loss		—		4,001
	Provisions		—		1
	Deposits		—		18,635
	Other liabilities		—		34
Chabot Mobility Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,580
	Deposits		—		631
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		11,857		7,466
	Loans measured at amortized cost (gross amount)		2		29
	Allowances for credit losses		—		9
	Provisions		6		14
	Deposits		5,525		5,465
	Insurance liabilities		2		4
	Other liabilities		22		38
Nextrade Co., Ltd.	Loans measured at amortized cost (gross amount)		131		—
	Deposits		278		15,281
	Other liabilities		—		1,579

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)	116	73
	Allowances for credit losses	2	1
	Deposits	1	100,010
	Insurance liabilities	1	235
	Other liabilities	178	548
	Provisions	5	5
FutureConnect Co., Ltd. *	Financial assets at fair value through profit or loss	—	1,499
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)	2	1
	Financial assets at fair value through profit or loss	7,297	—
	Allowances for credit losses	2	—
	Provisions	—	2
NexThera Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
FineKB Private Equity Fund No.1	Other assets	10	144
Paramark KB Fund No.1	Other liabilities	50	45
KB Social Impact Investment Fund	Other assets	200	250
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	3,200	3,200
	Insurance liabilities	8	3
Hibiscus Fund LP	Financial assets at fair value through profit or loss	16,540	14,717
	Other assets	316	210
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	15,709	9,379
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss	494	344
KB Co-Investment Private Equity Fund No.1	Other assets	500	302
Spoonlabs Co., Ltd. *	Financial assets at fair value through profit or loss	—	15,006
Neuroptika Inc.	Financial assets at fair value through profit or loss	5,879	5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,242	1,239
Bigwave Robotics Corp.	Loans measured at amortized cost (gross amount)	60	39
	Financial assets at fair value through profit or loss	4,290	2,750
	Allowances for credit losses	7	—
	Deposits	364	501
	Provisions	2	—
	Other liabilities	—	6
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)	2	6
	Provisions	—	2
	Financial assets at fair value through profit or loss	159	2,300
	Deposits	48	1,779

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
XL8 INC.	Financial assets at fair value through profit or loss	~~W~~	5,729	~~W~~	5,869
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		13,877		16,250
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		15		24,264
	Allowances for credit losses		4		4
	Other assets		—		22
	Deposits		115,401		150,007
	Other liabilities		43		1,928
	Insurance liabilities		27		22
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		906		908
	Allowances for credit losses		5		5
	Other assets		1		1
	Deposits		140		760
	Provisions		2		—
Novorex Inc.	Financial assets at fair value through profit or loss		4,000		2,000
	Loans measured at amortized cost (gross amount)		14		8
	Allowances for credit losses		4		—
	Other liabilities		4		—
	Provisions		2		—
	Deposits		9,674		6
Seokwang T&I Co., Ltd	Insurance liabilities		2		2
ADP Holdings Co., Ltd.	Deposits		263		2,058
	Other liabilities		1		7
ADPGREEN	Loans measured at amortized cost (gross amount)		23		25
	Deposits		5,302		1,802
	Other liabilities		33		8
	Allowances for credit losses		3		8
	Provisions		1		3
	Insurance liabilities		94		101
Logpresso Inc.	Financial assets at fair value through profit or loss		9,000		3,000
	Loans measured at amortized cost (gross amount)		40		31
	Deposits		7,576		457
	Other liabilities		10		—
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,000		10,000
	Deposits		—		5,001

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
Ascent Global Fund III	Financial assets at fair value through profit or loss	~~W~~	3,677	~~W~~	3,767
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		3,001		3,001
	Loans measured at amortized cost (gross amount)		2,033		2,022
	Allowances for credit losses		16		16
	Provisions		5		6
	Other assets		1		1
	Deposits		356		3,813
	Other liabilities		6		23
	Insurance liabilities		1		1
TriOar Inc.	Financial assets at fair value through profit or loss		5,000		3,000
	Loans measured at amortized cost (gross amount)		12		16
	Deposits		4,088		6,054
	Other liabilities		20		73
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
SDT Inc.	Financial assets at fair value through profit or loss		3,873		3,105
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		500
	Deposits		783		456
	Other liabilities		2		—
KB-VEP Contact Fund	Other assets		15		15
Xpanner Inc.	Financial assets at fair value through profit or loss		9,908		9,673
	Insurance liabilities		10		1
SD Speed Co., Ltd.	Insurance liabilities		1		1
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)		26		—
	Allowances for credit losses		3		—
	Deposits		33		1,671
	Other liabilities		—		1
	Provisions		—		2
GCSM Holdings Limited	Financial assets at fair value through profit or loss		8,833		9,506
KB Rejuvenation Fund	Other assets		38		3
Qoala *	Financial assets at fair value through profit or loss		—		6,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
FineKB Private Equity Fund No.2	Other assets	~~W~~	35	~~W~~	35
Koru Pharma Co., Ltd.	Financial assets at fair value through profit or loss		7,890		—
	Deposits		197		—
	Insurance liabilities		12		—
WhaTap Laps Inc.	Loans measured at amortized cost (gross amount)		1,091		—
	Financial assets at fair value through profit or loss		6,259		—
	Other assets		1		—
	Allowances for credit losses		16		—
	Provisions		11		—
	Deposits		2,814		—
	Other liabilities		75		—
Streami Inc.	Financial assets at fair value through profit or loss		3,047		—
Lemontree Inc.	Financial assets at fair value through profit or loss		999		—
	Deposits		536		—
	Provisions		2		—
GAME TALES	Financial assets at fair value through profit or loss		3,000		—
HyperAccel Co., Ltd.	Financial assets at fair value through profit or loss		8,500		—
Aldaver	Financial assets at fair value through profit or loss		2,000		—
	Deposits		821		—
	Other liabilities		4		—
enParticle Co., Ltd	Financial assets at fair value through profit or loss		2,000		—
	Deposits		1,696		—
ALL ROUND DOCTORS Inc.	Financial assets at fair value through profit or loss		2,000		—
Emocog Inc.	Financial assets at fair value through profit or loss		4,000		—
	Deposits		704		—
ANTIGRAVITY	Financial assets at fair value through profit or loss		374		—
	Loans measured at amortized cost (gross amount)		38		—
	Allowances for credit losses		1		—
	Deposits		82		—
ByL	Financial assets at fair value through profit or loss		14,967		—
	Deposits		8,968		—
	Other liabilities		55		—
KB a2z 2025 Fund	Other assets		24		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025		December 31, 2024
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	24,933	~~W~~	—
	Allowances for credit losses		5		—
	Other assets		173		—
	Insurance liabilities		9		—
K-1 23rd yeoksam Real Estate Investment Trust company Itd	Insurance liabilities		3		—
IMT TECHNOLOGY CO., LTD.	Insurance liabilities		1		—
VP Inc.	Loans measured at amortized cost (gross amount)		2		—
	Other liabilities		109		—
	Insurance liabilities		1		—
	Deposits		51		—
eRoun & company Co., Ltd	Deposits		1,127		—
	Other liabilities		7		—
RUMIKEU Holdings Inc.	Deposits		11		—
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)		9,248		7,125
	Allowances for credit losses		24		3
	Other assets		9		8
	Deposits		12,740		15,365
	Provisions		1		1
	Insurance liabilities		2,927		2,308
	Other liabilities		362		555
Others
Retirement pension	Other assets		632		739
	Other liabilities		1,154		1,215

*	Excluded from the Group’s related party as of December 31, 2025, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	41	~~W~~	(36)	~~W~~	41
Incheon Bridge Co., Ltd.		105,423		15		(11,715)		93,723
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		150,000		(150,301)		149,597
Food Factory Co., Ltd.		1,764		1,514		(337)		2,941
Big Dipper Co., Ltd.		43		23		(43)		23
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(4,773)		2,432
RMGP Bio-Pharma Investment, L.P.		25		—		(3)		22
Wyatt Co., Ltd. *		3,000		—		(3,000)		—
Banksalad Co., Ltd. *		2,059		—		(2,059)		—
UPRISE, Inc.		1,817		117		—		1,934
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		442		—		(60)		382
CellinCells Co., Ltd. *		2,001		3		(2,001)		3
KB No.21 Special Purpose Acquisition Company *		3,122		—		(3,122)		—
KB No.25 Special Purpose Acquisition Company		1,850		65		—		1,915
KB No.26 Special Purpose Acquisition Company *		2,150		—		(2,150)		—
KB No.27 Special Purpose Acquisition Company		5,877		405		—		6,282
KB No.28 Special Purpose Acquisition Company *		2,113		—		(2,113)		—
KB No.29 Special Purpose Acquisition Company		3,015		144		—		3,159
KB No.30 Special Purpose Acquisition Company		2,835		58		—		2,893
KB No.31 Special Purpose Acquisition Company		4,301		177		—		4,478
KB No.33 Special Purpose Acquisition Company		—		4,304		—		4,304
Channel Corporation		20,141		—		(4,422)		15,719
MitoImmune Therapeutics		1,574		—		(1,574)		—
Bioprotect Ltd.		4,628		978		—		5,606
ASSEMBLE CORPORATION		6,021		12		(171)		5,862
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		9		(16)		6,009
Bluepointpartners Inc.		1,636		31		—		1,667
Xenohelix Co., Ltd.		3,104		555		(4)		3,655
Contents First Inc.		23,278		20		(1,611)		21,687
KB-MDI Centauri Fund LP		21,058		—		(2,032)		19,026
OKXE Inc.		2,722		—		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Newavel Co., Ltd	~~W~~	20	~~W~~	—	~~W~~	(20)	~~W~~	—
IMBiologics Corp.		7,002		6,145		(2)		13,145
Spark Biopharma Inc.		4,649		23		(100)		4,572
Pin Therapeutics Inc.		7,029		20		(29)		7,020
Hibiscus Fund LP		14,717		1,823		—		16,540
SuperNGine Co., Ltd.		2,478		16		(482)		2,012
Desilo Inc.		3,468		—		(300)		3,168
RMG-KB BioAccess Fund L.P.		9,379		6,330		—		15,709
RMG-KB BP Management Ltd.		344		150		—		494
Turing Co., Ltd.		3,900		—		—		3,900
Kukka Co., Ltd. *		2,490		—		(2,490)		—
Grinergy Co., Ltd.		1		7,298		—		7,299
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,580		—		(2,580)		—
TeamSparta Inc. *		4,006		—		(4,006)		—
FutureConnect Co., Ltd. *		1,499		—		(1,499)		—
Wemade Connect Co., Ltd.		7,495		4,393		(29)		11,859
TMAP Mobility Co., Ltd.		73		116		(73)		116
Spoonlabs Co., Ltd. *		15,006		—		(15,006)		—
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp.		2,789		1,600		(39)		4,350
3D Interactive Co., Ltd.		2,306		2		(2,147)		161
XL8 INC.		5,869		—		(140)		5,729
Elev8-Capital Fund I		16,250		—		(2,373)		13,877
AIM FUTURE, Inc.		2,908		6		(8)		2,906
New Daegu Busan Expressway Co., Ltd.		24,264		18		(24,267)		15
Novorex Inc.		2,008		2,014		(8)		4,014
Logpresso Inc.		3,031		6,040		(31)		9,040
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III		3,767		—		(90)		3,677
DYNE MEDICAL GROUP Inc.		5,023		33		(22)		5,034
TriOar Inc.		3,016		2,012		(16)		5,012
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,105		768		—		3,873
Yeoulhyulgangho		500		—		—		500
ADPGREEN		25		23		(25)		23
Xpanner Inc.		9,673		235		—		9,908
GCSM Holdings Limited		9,506		—		(673)		8,833
Qoala *		6,554		—		(6,554)		—
Koru Pharma Co., Ltd.		—		7,890		—		7,890
WhaTap Laps Inc.		—		7,350		—		7,350
Lemontree Inc.		—		999		—		999
GAME TALES		—		3,000		—		3,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Streami Inc.	~~W~~	—	~~W~~	3,047	~~W~~	—	~~W~~	3,047
ANTIGRAVITY		—		419		(7)		412
HyperAccel Co., Ltd.		—		8,500		—		8,500
Aldaver		—		2,000		—		2,000
enParticle Co., Ltd		—		2,000		—		2,000
ALL ROUND DOCTORS Inc.		—		2,000		—		2,000
Emocog Inc.		—		4,000		—		4,000
ByL		—		14,967		—		14,967
Allra Fintech Corp.		—		26		—		26
Nextrade Co., Ltd.		—		131		—		131
VP Inc.		—		2		—		2
Balhae Infrastructure Company		—		85,000		—		85,000
Semicolon Susong REITs Co., Ltd.		—		25,000		(67)		24,933
Key management personnel
Key management personnel		7,125		6,710		(4,587)		9,248

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	36	~~W~~	(37)	~~W~~	36
Incheon Bridge Co., Ltd.		113,794		2,141		(10,512)		105,423
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		308		—		149,898
KB Cape No.1 Private Equity Fund *		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd. *		1		—		(1)		—
Food Factory Co., Ltd.		2,875		9		(1,120)		1,764
Big Dipper Co., Ltd.		14		43		(14)		43
RMGP Bio-Pharma Investment Fund, L.P.		5,938		1,267		—		7,205
RMGP Bio-Pharma Investment, L.P.		20		5		—		25
Wyatt Co., Ltd. *		6,000		—		(3,000)		3,000
Banksalad Co., Ltd. *		9,148		—		(7,089)		2,059
UPRISE, Inc.		5,710		—		(3,893)		1,817
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		(3,557)		442
CellinCells Co., Ltd.		2,003		1		(3)		2,001
KB No.21 Special Purpose Acquisition Company *		2,987		135		—		3,122
KB No.22 Special Purpose Acquisition Company *		2,985		—		(2,985)		—
KB No.25 Special Purpose Acquisition Company		2,025		—		(175)		1,850
KB No.26 Special Purpose Acquisition Company *		2,204		—		(54)		2,150
KB No.27 Special Purpose Acquisition Company		6,054		—		(177)		5,877
KB No.28 Special Purpose Acquisition Company *		—		2,113		—		2,113
KB No.29 Special Purpose Acquisition Company		—		3,015		—		3,015
KB No.30 Special Purpose Acquisition Company		—		2,835		—		2,835
KB No.31 Special Purpose Acquisition Company		—		4,301		—		4,301
COSES GT Co., Ltd. *		1		—		(1)		—
Channel Corporation		16,906		3,235		—		20,141
MitoImmune Therapeutics		7,000		—		(5,426)		1,574
Bioprotect Ltd.		4,474		154		—		4,628
ASSEMBLE CORPORATION		6,155		21		(155)		6,021
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		2,016		(13)		6,016
Bluepointpartners Inc.		1,874		—		(238)		1,636
Xenohelix Co., Ltd.		3,100		4		—		3,104
Contents First Inc.		17,642		7,001		(1,365)		23,278

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
KB-MDI Centauri Fund LP	~~W~~	18,993	~~W~~	2,065	~~W~~	—	~~W~~	21,058
OKXE Inc.		800		1,922		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd		3,013		20		(3,013)		20
IMBiologics Corp.		7,005		2		(5)		7,002
Spark Biopharma Inc.		7,467		15		(2,833)		4,649
Pin Therapeutics Inc.		5,011		2,029		(11)		7,029
Hibiscus Fund LP		12,915		1,802		—		14,717
SuperNGine Co., Ltd.		2,599		2		(123)		2,478
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		4,343		—		9,379
RMG-KB BP Management Ltd.		174		170		—		344
IGGYMOB Co., Ltd.		5,007		—		(5,007)		—
Turing Co., Ltd.		4,901		—		(1,001)		3,900
Kukka Co., Ltd. *		2,490		—		—		2,490
ZIPDOC Inc. *		2,000		—		(2,000)		—
Gushcloud Talent Agency		3,688		—		(3,688)		—
Grinergy Co., Ltd. *		6,486		1		(6,486)		1
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,000		580		—		2,580
TeamSparta Inc. *		4,308		5		(307)		4,006
FutureConnect Co., Ltd. *		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		29		(4,871)		7,495
TMAP Mobility Co., Ltd.		106		73		(106)		73
Spoonlabs Co., Ltd. *		19,506		—		(4,500)		15,006
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp.		2,781		39		(31)		2,789
Blinkers Inc. *		999		—		(999)		—
3D Interactive Co., Ltd.		2,342		6		(42)		2,306
XL8 INC.		5,148		721		—		5,869
Elev8-Capital Fund I		6,656		9,594		—		16,250
AIM FUTURE, Inc.		2,900		8		—		2,908
New Daegu Busan Expressway Co., Ltd.		72,742		27		(48,505)		24,264
Novorex Inc.		2,000		8		—		2,008
Logpresso Inc.		—		3,031		—		3,031
Onheal Co., Ltd.		—		10,000		—		10,000
Ascent Global Fund III		—		3,767		—		3,767
DYNE MEDICAL GROUP Inc.		—		5,023		—		5,023
TriOar Inc.		—		3,016		—		3,016
Coxwave Co., Ltd.		—		3,000		—		3,000
SDT Inc.		—		3,105		—		3,105
Yeoulhyulgangho		—		500		—		500
ADPGREEN		—		25		—		25

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Xpanner Inc	~~W~~	—	~~W~~	9,673	~~W~~	—	~~W~~	9,673
GCSM Holdings Limited		—		9,506		—		9,506
Qoala *		—		6,554		—		6,554
Key management personnel
Key management personnel		5,490		7,245		(5,610)		7,125

*	Excluded from the Group’s related party as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	40,570	~~W~~	1,000	~~W~~	—	~~W~~	(4,602)	~~W~~	36,968
Incheon Bridge Co., Ltd.		43,867		66,100		(39,500)		3		70,470
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(29)		1
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		231		270
WJ Private Equity Fund No.1		46		—		—		(10)		36
KB No.21 Special Purpose Acquisition Company[2]		2,247		—		(2,115)		(132)		—
KB No.25 Special Purpose Acquisition Company		1,545		3,016		(3,045)		88		1,604
KB No.26 Special Purpose Acquisition Company[2]		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		4,600		(4,532)		(6)		4,675
KB No.28 Special Purpose Acquisition Company[2]		1,910		—		—		(1,910)		—
KB No.29 Special Purpose Acquisition Company		2,338		2,148		(2,100)		(38)		2,348
KB No.30 Special Purpose Acquisition Company		1,786		1,535		(1,500)		(33)		1,788
KB No.31 Special Purpose Acquisition Company		2,352		2,000		(2,000)		(42)		2,310
KB No.32 Special Purpose Acquisition Company		—		2,000		—		315		2,315
KB No.33 Special Purpose Acquisition Company		—		2,400		—		435		2,835
RAND Bio Science Co., Ltd. [2]		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(303)		604
Big Dipper Co., Ltd.		123		—		—		(72)		51
Wyatt Co., Ltd. [2]		1		—		—		(1)		—
CellinCells Co., Ltd. [2]		13		—		—		(13)		—
ASSEMBLE CORPORATION		18		—		—		1		19
S&E Bio Co., Ltd.		772		1,180		(1,180)		(548)		224
4N Inc.		4		—		—		(4)		—
Contents First Inc.		729		—		—		(596)		133
Newavel Co., Ltd		—		—		—		1		1
Pin Therapeutics Inc.		11,133		2,000		(12,000)		(283)		850
Spark Biopharma Inc.		4,759		10,016		(13,113)		(517)		1,145
SuperNGine Co., Ltd.		217		—		—		(66)		151
Desilo Inc.		3		—		(1)		—		2
Turing Co., Ltd.		819		—		—		68		887

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
TMAP Mobility Co., Ltd.	~~W~~	100,010	~~W~~	344,626	~~W~~	(445,626)	~~W~~	991	~~W~~	1
Nextrade Co., Ltd.		15,281		—		(15,000)		(3)		278
ZIPDOC Inc.[2]		1		—		—		(1)		—
TeamSparta Inc.[2]		18,635		—		(1,000)		(17,635)		—
Chabot Mobility Co., Ltd.[2]		631		—		(300)		(331)		—
Wemade Connect Co., Ltd.		5,465		9,069		(10,000)		991		5,525
Channel Corporation		6		—		—		(6)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,239		—		—		3		1,242
Bigwave Robotics Corp.		501		—		(501)		364		364
3D Interactive Co., Ltd.		1,779		—		—		(1,731)		48
AIM FUTURE, Inc.		760		—		—		(620)		140
New Daegu Busan Expressway Co., Ltd.		150,007		61,000		(130,500)		34,894		115,401
Novorex Inc.		6		—		—		9,668		9,674
Xenohelix Co., Ltd.		302		—		—		(262)		40
ADP Holdings Co., Ltd.		2,058		10,496		(12,293)		2		263
ADPGREEN		1,802		12,200		(8,650)		(50)		5,302
Logpresso Inc.		457		8,374		(974)		(281)		7,576
DYNE MEDICAL GROUP Inc.		3,813		3,800		(6,300)		(957)		356
Onheal Co., Ltd.		5,001		—		—		(5,001)		—
TriOar Inc.		6,054		4,000		(7,000)		1,034		4,088
Yeoulhyulgangho		456		1,860		(1,560)		27		783
Allra Fintech Corp.		1,671		2,000		(3,000)		(638)		33
Koru Pharma Co., Ltd.		—		300		(200)		97		197
Emocog Inc.		—		4,000		(4,000)		704		704
WhaTap Laps Inc.		—		—		—		2,814		2,814
Aldaver		—		1,638		(1,632)		815		821
Lemontree Inc.		—		—		—		536		536
enParticle Co., Ltd		—		—		—		1,696		1,696
ANTIGRAVITY		—		—		—		82		82
FineKB Private Equity Fund No.1		—		1,000		(1,000)		—		—
ByL		—		5,000		(2,000)		5,968		8,968
eRoun & company Co., Ltd		—		—		—		1,127		1,127
VP Inc.		—		—		—		51		51
RUMIKEU Holdings Inc.		—		—		—		11		11
Key management personnel
Key management personnel		15,365		26,948		(28,201)		(1,372)		12,740

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	23,567	~~W~~	40,570
Incheon Bridge Co., Ltd.		40,992		72,000		(74,300)		5,175		43,867
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(150)		—
Iwon Alloy Co., Ltd.		1		—		—		1		2
Skydigital Inc.		65		—		—		(35)		30
Aju Good Technology Venture Fund		1,202		—		—		607		1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(7)		39
WJ Private Equity Fund No.1		103		—		—		(57)		46
KB No.21 Special Purpose Acquisition Company [2]		2,261		2,115		(2,050)		(79)		2,247
KB No.22 Special Purpose Acquisition Company [2]		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(86)		1,545
KB No.26 Special Purpose Acquisition Company [2]		1,761		1,724		(1,670)		(52)		1,763
KB No.27 Special Purpose Acquisition Company		4,497		4,532		(4,390)		(26)		4,613
KB No.28 Special Purpose Acquisition Company [2]		—		1,890		—		20		1,910
KB No.29 Special Purpose Acquisition Company		—		2,100		—		238		2,338
KB No.30 Special Purpose Acquisition Company		—		1,500		—		286		1,786
KB No.31 Special Purpose Acquisition Company		—		2,000		—		352		2,352
RAND Bio Science Co., Ltd. [2]		4		—		—		—		4
Food Factory Co., Ltd.		629		—		—		278		907
Big Dipper Co., Ltd.		40		—		—		83		123
Wyatt Co., Ltd. [2]		1		—		—		—		1
CellinCells Co., Ltd. [2]		37		—		—		(24)		13
COSES GT Co., Ltd. [2]		1		—		—		(1)		—
ASSEMBLE CORPORATION		78		—		—		(60)		18
S&E Bio Co., Ltd.		2,342		990		(1,490)		(1,070)		772
4N Inc.		49		—		—		(45)		4
Contents First Inc.		1,072		—		—		(343)		729
Newavel Co., Ltd		46		—		—		(46)		—
Pin Therapeutics Inc.		265		14,000		(4,000)		868		11,133
Spark Biopharma Inc.		11,419		32,649		(38,908)		(401)		4,759
SuperNGine Co., Ltd.		69		—		—		148		217
Desilo Inc.		3		—		—		—		3
Turing Co., Ltd.		1,726		1,000		(1,700)		(207)		819

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
TMAP Mobility Co., Ltd.	~~W~~	80,016	~~W~~	360,000	~~W~~	(340,000)	~~W~~	(6)	~~W~~	100,010
KY Global Cell & Gene Private Equity Fund 2nd 2		3,790		2,910		(308)		(6,392)		—
Nextrade Co., Ltd.		56,203		6,000		(47,200)		278		15,281
ZIPDOC Inc. [2]		181		—		—		(180)		1
TeamSparta Inc. [2]		7,672		3,000		(6,000)		13,963		18,635
Chabot Mobility Co., Ltd. [2]		164		300		—		167		631
Wemade Connect Co., Ltd.		8,843		24,056		(27,556)		122		5,465
Channel Corporation		2,030		—		(2,000)		(24)		6
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		406		1,239
KB-FT Green Growth 1st Technology Investment Association		700		—		(700)		—		—
Bigwave Robotics Corp.		4		501		—		(4)		501
3D Interactive Co., Ltd.		1,501		—		—		278		1,779
AIM FUTURE, Inc.		3,393		1,000		(4,000)		367		760
New Daegu Busan Expressway Co., Ltd.		146,169		104,500		(93,932)		(6,730)		150,007
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(602)		302
ADP Holdings Co., Ltd.		—		6,094		(4,037)		1		2,058
ADPGREEN		—		10,551		(9,001)		252		1,802
Logpresso Inc.		—		100		(200)		557		457
DYNE MEDICAL GROUP Inc.		—		5,150		(7,800)		6,463		3,813
Onheal Co., Ltd.		—		—		—		5,001		5,001
TriOar Inc.		—		10,500		(8,500)		4,054		6,054
Yeoulhyulgangho		—		200		—		256		456
SDT Inc.		—		—		(1,000)		1,000		—
Allra Fintech Corp.		—		12,500		(19,500)		8,671		1,671
Key management personnel
Key management personnel		15,902		26,709		(22,264)		(4,982)		15,365

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	2025				2024
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	9,321	~~W~~	—	~~W~~	6,350
POSCO-KB Shipbuilding Fund		—		250		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		3,060		—		600
KB-SJ Tourism Venture Fund		—		190		—		4,030
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		—		3,786		—		338
KB-Solidus Global Healthcare Fund		—		14,437		—		700
KB-Stonebridge Secondary Private Equity Fund		—		4,944		—		1,004
KB SPROTT Renewable Private Equity Fund No.1		—		8,309		—		8,349
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		3,820		3,918		8,964		9,629
2020 KB Fintech Renaissance Fund		—		165		—		—
KB Material and Parts No.1 PEF *		—		—		—		3,400
KB-TS Technology Venture Private Equity Fund		41		—		125		2,464
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *		—		—		—		3,915
Aju Good Technology Venture Fund		—		780		—		2,120
G payment Joint Stock Company		—		135		—		6,445
KB-KTB Technology Venture Fund		—		224		5,600		1
KB-SOLIDUS Healthcare Investment Fund		24,067		—		23,270		65
Paramark KB Fund No.1		5,490		411		8,130		—
FineKB Private Equity Fund No.1		2,335		11,875		6,790		1,500
FineKB Private Equity Fund No.2		—		—		500		250
KB No.21 Special Purpose Acquisition Company *		—		10		—		—
KB No.22 Special Purpose Acquisition Company *		—		—		—		10
KB-SP Private Equity Fund IV *		—		2,495		—		—
KB-BridgePole Venture Investment Fund *		—		—		—		136
KB-Kyobo New Mobility Power Fund *		—		—		—		3,000
JS Private Equity Fund No.3		—		749		—		755
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		—		358
KB Co-Investment Private Equity Fund No.1		3,887		3,273		9,131		3,173
POSITIVE Sobujang Venture Fund No.1		—		879		—		1,121
History 2022 Fintech Fund		—		2,000		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,626		2,840		19,800		—
KB-Badgers Future Mobility ESG Fund No.1		1,350		248		10,404		1,071
Lakewood-AVES Fund No.1 *		—		—		—		2,000
MW-Pyco NewWave New Technology Investment Fund 4th		—		2,000		—		—
KB No.26 Special Purpose Acquisition Company *		—		5		—		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		—		152		—
KB-SUSUNG 1st Investment Fund		—		1,419		—		1,386
KB-SUSUNG 2nd Investment Fund		—		—		2,000		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025				2024
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Friend 55 New Technology Business Investment Fund *	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,200
DSIP-Pharos Bioenergy Fund *		—		—		—		4,000
Shinhan-Eco Venture Fund 2nd		25		190		225		—
2023 JB Newtech No.2 Fund		—		1,406		—		394
U-KB Credit No.1 Private Equity		17,133		191		591		—
KB No.28 Special Purpose Acquisition Company *		—		5		5		—
Timefolio Athleisure Investment Fund		—		—		4,000		—
COMPA Global Scale-Up Fund No.3		—		—		1,000		—
AKK Robotech Valueup New Technology Investment Fund *		—		1,000		1,000		—
YG MCE PROJECT NO.1 Fund		—		1,500		1,500		—
KB No.29 Special Purpose Acquisition Company		—		—		10		—
KB No.30 Special Purpose Acquisition Company		—		—		10		—
KB No.31 Special Purpose Acquisition Company		—		—		10		—
KB No.32 Special Purpose Acquisition Company		10		—		—		—
KB No.33 Special Purpose Acquisition Company		160		—		—		—
THE CHAEUL FUND NO.1 *		—		1,000		—		—
IMM global Secondary 1-1 Equity Private Fund		756		162		2,819		—
Elohim-Bilanx aerospace No.1 Fund		—		—		2,000		—
KB-CJ Venture Fund 1st		—		—		1,800		—
HI YG Win-win Fund No.2		—		—		2,000		—
KB-VEP Contact Fund		—		—		395		47
Reboot Private Equity Fund		—		—		7,000		—
LIB Material Investment Fund		—		3,221		4,098		—
NOVORSEC-SJG Consumer Secondary Fund *		—		1,700		1,700		—
Allra Fintech Corp.		128		—		8,532		—
KB Global Commerce Private Equity Investment Fund *		—		—		—		7,000
KB-SBI Global Strategic Capital Fund		22,830		—		11,298		—
KB-Cyrus Tourism Venture Fund		1,000		—		1,000		—
IBKS Design Fund		—		—		2,000		—
NICE DATA INTELLIGENCE VENTURE FUND *		—		1,000		1,000		—
Pectus Hanhwa Fund 2 *		—		2,000		2,000		—
KB-IMM New Star Real Estate Private Fund I		29,281		2,627		31,672		—
KB Rejuvenation Fund		—		—		500		—
VIG Private Equity Fund V-3		3,179		319		1,636		—
KOENTEC Co. Ltd. *		—		107,428		107,428		—
E&I Holdings *		27,300		27,300		—		—
YG Al Industrial Automation Solutions FUND		2,000		—		—		—
KB-Novus Genesis Private Equity Fund		2,300		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025				2024
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Semicolon Susong REITs Co., Ltd.	~~W~~	88,552	~~W~~	857	~~W~~	—	~~W~~	—
KB-LB Middle Market Enterprises Innovation Private Equity Fund		8,140		69		—		—
ATP TP VC Fund No.1		2,000		—		—		—
AIM-KB-DOUBLE Connected Future Investment Fund		1,000		—		—		—
KB-IMM New Star Real Estate Private Fund II		26,337		37		—		—
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		16,050		—		—		—
IMM Korea Beauty Co-Invest Private Equity Fund		50,000		—		—		—
KB-GVA Premier Mezzanine Investment Fund		500		—		—		—
KB-ANDA Deep Tech Venture Fund		1,250		—		—		—
KB a2z 2025 Fund		110		—		—		—
DAYLI Fountainhead Blind Private Equity Fund II		11,250		—		—		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund		92,647		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		2,000		8		—		—

*	Excluded from the Group’s related party as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.6 Unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
	Loan commitments in Korean won		65,000		—
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		559		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
TeamSparta Inc. *	Unused lines of credit for credit card		85		88
	Loan commitments in Korean won		—		1,000
	Unused lines of credit for credit card		1		696
3D Interactive Co., Ltd.	Unused lines of credit for credit card		23		44
Food Factory Co., Ltd.	Unused lines of credit for credit card		45		50
CellinCells Co., Ltd. *	Unused lines of credit for credit card		9		11
RAND Bio Science Co., Ltd. *	Unused lines of credit for credit card		—		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		21		12
ASSEMBLE CORPORATION	Unused lines of credit for credit card		3		29
COSES GT Co., Ltd. *	Unused lines of credit for credit card		—		12
Spark Biopharma Inc.	Unused lines of credit for credit card		27		35
Newavel Co., Ltd	Unused lines of credit for credit card		—		10
IMBiologics Corp.	Unused lines of credit for credit card		10		21
SuperNGine Co., Ltd.	Unused lines of credit for credit card		24		38
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		—		50
Pin Therapeutics Inc.	Unused lines of credit for credit card		30		21
Grinergy Co., Ltd.	Unused lines of credit for credit card		4		9
S&E Bio Co., Ltd.	Unused lines of credit for credit card		41		34
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		68		121
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		701		744
Contents First Inc.	Unused lines of credit for credit card		80		35

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.6 Unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2025		December 31, 2024
Allra Fintech Corp.	Unused lines of credit for credit card	~~W~~	24	~~W~~	49
Bigwave Robotics Corp.	Unused lines of credit for credit card		40		61
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		3		4
AIM FUTURE, Inc.	Unused lines of credit for credit card		37		35
Novorex Inc.	Unused lines of credit for credit card		22		28
Xenohelix Co., Ltd.	Unused lines of credit for credit card		5		6
ADPGREEN	Unused lines of credit for credit card		27		25
Logpresso Inc.	Unused lines of credit for credit card		20		29
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		117		135
TriOar Inc.	Unused lines of credit for credit card		38		34
KB-CJ Venture Fund 1st	Purchase of securities		4,200		4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		924		4,524
All Together Korea Fund No.2 (Stock-FoFs)	Purchase of securities		990,000		990,000
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		—		23,569
KB Co-Investment Private Equity Fund No.1	Purchase of securities		1,285		4,393
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		25,569		26,920
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		1,050		9,750
FineKB Private Equity Fund No.1	Purchase of securities		—		2,335
KB-Solidus Global Healthcare Fund	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		870		6,360
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		—		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		425		450
U-KB Credit No.1 Private Equity	Purchase of securities		18,566		35,700
KB-Cyrus Tourism Venture Fund	Purchase of securities		3,000		4,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.6 Unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2025		December 31, 2024
KB-SBI Global Strategic Capital Fund	Purchase of securities	~~W~~	32,888	~~W~~	55,702
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		13,164		42,442
VIG Private Equity Fund V-3	Purchase of securities		5,503		8,364
KB-IMM New Star Real Estate Private Fund II	Purchase of securities		40,663		—
IMM global Secondary 1-1 Equity Private Fund	Purchase of securities		10,847		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Purchase of securities		18,073		—
KB-ANDA Deep Tech Venture Fund	Purchase of securities		6,251		—
DAYLI Fountainhead Blind Private Equity Fund II	Purchase of securities		28,056		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund	Purchase of securities		57,353		—
Nextrade Co., Ltd.	Unused lines of credit for credit card		369		—
Aldaver	Unused lines of credit for credit card		10		—
ANTIGRAVITY	Unused lines of credit for credit card		4		—
Lemontree Inc.	Unused lines of credit for credit card		49		—
	Loan commitments in Korean won		450		—
WhaTap Laps Inc.	Unused lines of credit for credit card		59		—
	Loan commitments in Korean won		2,000		—
VP Inc.	Unused lines of credit for credit card		8		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,693,142	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,470	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	446,888	USD	556,617
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	16,951,197	USD	21,113,820
Elev8-Capital Fund I	Purchase of securities	IDR	1,787,096,277	IDR	1,787,096,277
Ascent Global Fund III LP	Purchase of securities	USD	22,437,479	USD	32,437,479
Key management personnel
Key management personnel	Loan commitments in Korean won		1,898		3,011

*	Excluded from the Group’s related party as of December 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

43.7 Details of compensation to key management personnel for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	7,002	~~W~~	1,041	~~W~~	18,478	~~W~~	26,521
Registered directors (non-executive)		1,094		—		—		1,094
Non-registered directors		14,857		577		30,107		45,541

	~~W~~	22,953	~~W~~	1,618	~~W~~	48,585	~~W~~	73,156

(In millions of Korean won)	2024
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	7,196	~~W~~	915	~~W~~	14,726	~~W~~	22,837
Registered directors (non-executive)		1,081		—		—		1,081
Non-registered directors		18,451		480		29,236		48,167

	~~W~~	26,728	~~W~~	1,395	~~W~~	43,962	~~W~~	72,085

43.8 Details of collateral provided by related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Assets held as collateral	December 31, 2025		December 31, 2024
Key management personnel	Time deposits and others	~~W~~	693	~~W~~	1,437
	Real estate		8,486		8,092

As of December 31, 2025, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

44. Events after the reporting period

Pursuant to the Board resolution dated February 5, 2026, the Group plans to acquire treasury shares amounting to ~~W~~600,000 million on the Stock Exchange market and cancel them by April 20, 2026.

45. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2025, was initially approved on February 5, 2026 and re-approved due to revision on March 5, 2026 by the Board of Directors.

Independent Auditor’s Report on

Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Internal Control over Financial Reporting (ICFR) of KB Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) for consolidation purposes as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Group maintained, in all material respects, effective ICFR for consolidation purposes as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flow for the year then ended, and notes to the consolidated financial statements including material accounting policy information, and our report dated March 6, 2026 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for consolidation purposes section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of ICFR for consolidation purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting for Consolidation Purposes

Management is responsible for designing, implementing and maintaining effective ICFR for consolidation purposes, and for its assessment about the effectiveness of ICFR for consolidation purposes, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting for Consolidation Purposes’.

Those charged with governance have the responsibilities for overseeing ICFR for consolidation purposes.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on ICFR for consolidation purposes of the Group based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR for consolidation purposes was maintained in all material respects.

An audit of ICFR for consolidation purposes involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of ICFR for consolidation purposes and testing and evaluating the design and operating effectiveness of ICFR for consolidation purposes based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting for Consolidation Purposes

The Group’s ICFR for consolidation purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Group’s ICFR for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR for consolidation purposes may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Hee-Won Seo, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2026

This report is effective as at March 6, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s ICFR for consolidation purposes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

the Internal Control over Financial Reporting for Consolidation Purposes

To the Shareholder, Board of Directors and Audit Committee of KB Financial Group Inc.

We, as the Chief Executive Officer and the Internal Accounting Manager of KB Financial Group Inc. (“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for Consolidation Purposes(“ICFR”) for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the Appendix 6 ‘Standards for Evaluating and Reporting on Internal Control over Financial Reporting’ for the Detailed Enforcement Rule of the Regulation on External Audit and Accounting.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

[Attachment] Internal Control Activities Performed by the Group to Respond to Fraud Risks Related to Misappropriation of Funds

March 5, 2026

Jong Hee Yang,

Chief Executive Officer

Sang Rok Na,

Internal Accounting Manager

[Attachment] Internal Control Activities Performed by the Group to Respond to Fraud Risks Related to Misappropriation of Funds

KB Financial Group Inc. and its subsidiaries (the “Group”) design and operate Internal Control over Financial Reporting (“ICFR”) in accordance with the éConceptual Framework for Designing and Operating of Internal Control over Financial Reportingû, including programs for safeguarding of assets and fraud prevention to ensure the reliability of financial statements.

The control activities performed by the Group below summarize ‘the key control activities that are directly related to preventing or detecting fraud risks related to misappropriation of funds and others.’ among the controls designed for ICFR.

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)
Entity-level controls

<Compliance with and Review of the Code of Ethics>

Executive officers and Employees submit a pledge of practice and compliance with the Code of Ethics posted on the internal network system, and compliance function department1) operate a system to identify and monitor executive officers’ and employees’ violations of laws and codes of conduct.

1)  KB Financial Group Inc.’s Compliance Department, Kookmin Bank’s Compliance Initiative Department, etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Compliance Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Risk Assessment and Review>

Potential issues embedded in the organization are identified and improved and supplemented by reviewing the risk factors of each unit organization and whether control procedures are implemented. For this purpose, the Risk Management Department, etc.1) operate procedures such as the integrated self-assessment of internal control and operational risk, and the risk assessment of Internal Control over Financial Reporting.

1)  KB Financial Group Inc.’s Risk Management Department, Kookmin Bank’s Risk Management Department, etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Risk Management Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Entity-level controls

<Compliance Reporting System>

The Internal Audit Department, etc.1) operate a proper reporting system for internal control and accounting fraud, etc., and manage reporting channels to maintain confidentiality of whistleblowers and to prevent disadvantage and discrimination against whistleblowers.

1)  KB Financial Group Inc.’s Audit Department, Kookmin Bank’s Head Office Audit Department, etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Audit Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Internal Audit>

The Audit Committee oversees and ensures the Internal Audit Department1) to operate as an independent position within the organization by overseeing internal audit activities, and the Internal Audit Department1) has audit methodologies and reporting procedures to enhance the efficiency and objectivity of audit activities.

1)  KB Financial Group Inc.’s Audit Department, Kookmin Bank’s Head Office Audit Department, etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Audit Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Ongoing monitoring>

Compliance function department, etc.1) assess the possibility and risk of major violations of laws and regulations and incident occurrence and perform ongoing monitoring procedures (continuous audit, compliance monitoring, special inspection, etc.).

1)  KB Financial Group Inc.’s Compliance Department, Kookmin Bank’s Compliance Initiative Department, etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Compliance Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Management of segregation of duties>

The department responsible for managing the rules on authorized approval, etc.1) clarifies job authorities such as authorized approval authority in accordance with the organization and allocation of duties rules, and prescribes and monitors prohibited concurrent duties to prevent financial incidents.

1)  KB Financial Group Inc.’s Strategic Planning Department, Kookmin Bank’s Strategy Planning Department, etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Strategic Planning Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Entity-level controls

<Mandatory Leave>

Compliance function department, etc.1) operate a system that, considering the possibility of fraud, administers mandatory leave for personnel in sensitive positions and conducts inspections to verify their compliance with internal control standards.

1)  KB Financial Group Inc.’s Compliance Department, Kookmin Bank’s Compliance Initiative Department, etc.

KB Financial Group Inc., Kookmin Bank and 10 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 10 other companies, Compliance Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Job Rotation>

HR function department1) operate a system to restrict long-term service in accordance with the job rotation standards, and when additional approval is granted for long-term service personnel, a review of the controllability of financial incident risk and approval by the executive in charge of human resources are required.

1)  Kookmin Bank’s Human Resources Department, KB Securities Co., Ltd.’s HR Management Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 5 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 5 other companies, Human Resources Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Treasury controls

<Reconciliation of Deposit Documents and Periodic Review of Fund Existence >

Each branch or Head Office department (or funds-related department)1) reviews whether cash on hand and deposit balances agree with the cash reconciliation statement through procedures to review cash on hand and deposit balances, preventing and managing misappropriation of funds and cash shortages/excesses through the approval of an authorized approver2) and the reporting process.

1)  KB Financial Group Inc.’s Financial Planning Department, Kookmin Bank’s branches, etc.

2)  Each Head of Department, General Manager(Branch), etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Financial Planning Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Management of Suspense Accounts>

When suspense accounts such as temporary receipts and temporary payments occur, the authorized approver 1) of each branch or Head Office department (or closing department)2) reviews the cause of occurrence, etc. and approves it, and manages it to be properly cleared through periodic post monitoring procedures.

1)  Each Head of Department, General Manager (Branch), etc.

2)  Kookmin Bank’s Head Office departments and branches, KB Insurance Co., Ltd.’s Accounting Department, etc.

Kookmin Bank, KB Insurance Co., Ltd. and 10 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Insurance Co., Ltd. and 10 other companies, Accounting Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Management of Corporate Accounts>

Each branch or Head Office department (or corporate account management department)1) reviews validity of reasons for opening or closing deposits and withdrawals accounts and obtains approval from an authorized approver2); likewise, for cash payments, it confirms legitimate reasons and obtains the necessary approval.

1)  KB Financial Group Inc.’s Human Resources Department, Kookmin Bank’s head office departments and branches, etc.

2)  Each Head of Department, General Manager (Branch), etc.

KB Financial Group Inc., Kookmin Bank and 9 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 9 other companies, Human Resources Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Controls over Use of Seals and Important Certificates>

The seal custodian or the person responsible for the seal management department1) stores and manages seals and important certificates in accordance with the register and performs periodic physical verification and monitoring.

1)  KB Financial Group Inc.’s Human Resources Department, Kookmin Bank’s General Affairs Department, etc.

KB Financial Group Inc., Kookmin Bank and 10 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 10 other companies, Human Resources Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Review and Approval of Financing>

The authorized approver1) of the financing department2) approve after reviewing application documents such as the financing approval request and relevant supporting documents, and perform reconciliation review of the details of fund receipts on the same day.

1)  Head of Department, Chief Officer, etc.

2)  KB Financial Group Inc.’s Financial Planning Department, Kookmin Bank’s Treasury Department, etc.

KB Financial Group Inc., Kookmin Bank and 11 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 11 other companies, Financial Planning Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Verification of Principal and Interest Repayment Related to Financing>

Repayment of principal and interest on borrowings is approved by the authorized approver1) of the financing department2) after the application details in the system and relevant documents are reviewed, and after execution, agreement is confirmed through reconciliation of the repayment details with electronic vouchers and fund transfer details, etc.

1)  Head of Department, Chief Officer, etc.

2)  KB Financial Group Inc.’s Financial Planning Department, Kookmin Bank’s Trading/Capital Markets Platform Department, etc.

KB Financial Group Inc., Kookmin Bank and 11 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 11 other companies, Financial Planning Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Approval of Fund Disbursements>

For fund disbursement transactions at each branch or Head Office department (or payment and settlement department)1), disbursements are processed after reviewing budget allocation, transaction details, and counterparties, and obtaining approval from the authorized approver2) via disbursement resolution documents.

1)  KB Financial Group Inc.’s Human Resources Department, Kookmin Bank’s Management Information Development Department, etc.

2)  Each Head of Department, General Manager(Branch), etc.

KB Financial Group Inc., Kookmin Bank and 13 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Financial Group Inc., Kookmin Bank and 13 other companies, Human Resources Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Approval of Changes to Counterparty Information>

When counterparty information is registered or changed, it is reviewed whether counterparty information entered in the system such as counterparty name and account holder matches relevant documents and approval procedure of authorized approver1) shall be obtained.

1)  Each Head of Department, General Manager(Branch), etc.

KB Securities Co., Ltd., KB Insurance Co., Ltd. and 9 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Securities Co., Ltd. and KB Insurance Co., Ltd. and 9 other companies, Treasury Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

<Approval of Deposit Transactions>

Deposit transactions such as opening, termination, deposit, and withdrawal are allowed after reviewing application details, relevant documents, and appropriateness of the counterparty, and obtaining approval of the authorized approver1) of each branch or deposit business-related department2) and post monitoring is performed through self-inspection, etc.

1)  Each Head of Department, General Manager(Branch), etc.

2)  Kookmin Bank’s branches, KB Securities Co., Ltd.’s branches, etc.

Kookmin Bank, KB Securities Co., Ltd. and 4 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 4 other companies, Deposit Products Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

<Loan Approval>

Access permissions to screens in the electronic system are segregated and managed according to duties related to the loan approval process, and loan approval is processed after confirming agreement between the loan amount, maturity, interest rate, etc. and the contract, and the appropriateness of all relevant documents, and obtaining approval of authorized approver1) of each branch or credit department2).

1)  Each Head of Department, General Manager(Branch), etc.

2)  Kookmin Bank’s branches, KB Securities Co., Ltd.’s branches, etc.

Kookmin Bank, KB Securities Co., Ltd. and 9 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank, KB Securities Co., Ltd. and 9 other companies, Corporate Products Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Loan Execution (Loan Disbursement)>

Loan disbursement is executed after the appropriateness of loan execution is reviewed, based on required supporting documents and other necessary documentation, by personnel with segregated authorities, and after approval of authorized approver1) of each branch or credit department2).

1)  Each Head of Department, General Manager(Branch), etc.

2)  Kookmin Bank’s branches, KB Securities Co., Ltd.’s branches, etc.

Kookmin Bank, KB Securities Co., Ltd. and 7 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank, KB Securities Co., Ltd. and 7 other companies, Corporate Products Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

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KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Restrictions on Handling Improper Transactions>

If suspicious signs of improper loan transactions are detected, they are registered in the electronic system, and the system automatically provides step-by-step warnings and transaction restrictions so that risks are managed.

Kookmin Bank, KB Securities Co., Ltd. and 4 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 4 other companies, Retail Credit Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

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KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Management of Principal and Interest Repayment for Loans and Management of Written-off Loans>

Amounts of principal and interest repayment for loans are automatically calculated in the system and repayment entries are recorded, thereby preventing errors arising from manual processing. For over-the-counter collection of principal and interest and the management of written-off loans, approval is made by the authorized approver1) of the credit management department2) after a separate appropriateness review, such as reconciliation between supporting documents and actual deposit details, and a review of the appropriateness of receivable write-off and sale.

1)  Head of Department, etc.

2)  Kookmin Bank’s Credit Management Department, KB Securities Co., Ltd.’s Corporate Finance Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 9 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank, KB Securities Co., Ltd. and 9 other companies, Credit Management Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Post-monitoring of Loans>

After loan execution, post-monitoring is conducted from time to time and periodically for appropriateness of loan handling, and review and approval procedures of authorized approver1) of each branch or Head Office department (or credit management department)2) are operated.

1)  Each Head of Department, General Manager(Branch), etc.

2)  Kookmin Bank’s branches, KB Insurance Co., Ltd.’s Investment Analysis Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 7 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank, KB Securities Co., Ltd. and 7 other companies, Retail Credit Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

<Insurance Contract Approval>

Insurance contract transactions are processed after evidence is confirmed according to transaction type such as new and payment and approval procedures of authorized approver1) of contract management department2) are made.

1)  Head of Department, etc.

2)  KB Insurance Co., Ltd.’s General Insurance Products Department, KB Life Insurance Co., Ltd.’s Underwriting (Department), etc.

KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Insurance Co., Ltd. and KB Life Insurance Co., Ltd., General Insurance Products Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

<Controls over Changes to Insurance Information>

Registration and change of insurance counterparty account, change of basic information, change of ledger, etc. are registered in the system after review and approval procedures of authorized approver1) of contract change department2).

1)  Head of Department, etc.

2)  KB Insurance Co., Ltd.’s General Insurance Planning Department, KB Life Insurance Co., Ltd.’s Policy Management (Department), etc.

KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Insurance Co., Ltd. and KB Life Insurance Co., Ltd., Policy Management (Department) and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Review of Insurance Claim Payments>

Insurance claim payment transactions, including sensitive transactions, are performed according to legitimate counterparty’s request and processed only when approval of authorized approver1) of insurance claim payment department2) is obtained.

1)  Each Head of Department, etc.

2)  KB Insurance Co., Ltd.’s General Insurance Claims Department, KB Life Insurance Co., Ltd.’s Policy Management (Department), etc.

KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.

As a result of testing, no ‘material weaknesses’ were identified.

•

KB Insurance Co., Ltd. and KB Life Insurance Co., Ltd., General Insurance Claims Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

<Approval of Acquisition of Financial Instruments such as Securities and Derivatives>

When acquiring securities and derivatives, authorized approver1) of financial products department2) review appropriateness of counterparty and amount, etc. through supporting documents and approving them.

1)  Head of Department, etc.

2)  Kookmin Bank’s Trading/Capital Markets Platform Department, KB Securities Co., Ltd.’s Settlement Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 12 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 12 other companies, Trading/Capital Markets Platform Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Management of Disposal and Revenue Recognition for Financial Instruments such as Securities and Derivatives>

Disposal of securities and derivatives, etc. and revenue such as interest and dividends are managed through the system, and the authorized approver1) of the financial instrument department2) review and approve appropriateness of transaction details through review of supporting documents, etc.

1)  Head of Department, etc.

2)  Kookmin Bank’s Trading/Capital Markets Platform Department, KB Securities Co., Ltd.’s Equity Trading Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 9 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 9 other companies, Trading/Capital Markets Platform Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025]

Category	Control Activities Performed by the Group	Subject Companies	Results of Design and Operating Effectiveness Testing (Subject company, Performing department, Timing of performance, etc.)

Treasury controls

<Monitoring of Financial Instruments such as Securities and Derivatives>

The appropriateness of granting authority and the operating status related to operation of securities and derivatives is reviewed and managed through monitoring, and approval procedures of the authorized approver1) of the financial instrument department2) are operated for the review details.

1)  Head of Department, etc.

2)  Kookmin Bank’s Fixed Income Trading Department, KB Securities Co., Ltd.’s Equity Trading Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 9 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 9 other companies, Fixed Income Trading Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Physical Custody of Financial Instruments such as Securities and Derivatives>

Securities are kept in an access-controlled environment, and existence and agreement with electronic ledgers and balances, etc. are reviewed through periodic physical inspection, and approval procedures of the authorized approver1) of the financial instrument department2) are operated for the review details.

1)  Head of Department, etc.

2)  Kookmin Bank’s Trading/Capital Markets Platform Department, KB Securities Co., Ltd.’s Settlement Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 8 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 8 other companies, Trading/Capital Markets Platform Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

<Review of Receipt of Sales Commissions>

For sales commission income arising from sales activities, processing is performed after review and approval by authorized approver1) of the sales department2), of the basis for calculating the amount and whether the commissions have been received.

1)  Head of Department, etc.

2)  Kookmin Bank’s Structured Finance Department, KB Securities Co., Ltd.’s Structured Finance Department, etc.

Kookmin Bank, KB Securities Co., Ltd. and 7 other companies

As a result of testing, no ‘material weaknesses’ were identified.

•

Kookmin Bank and KB Securities Co., Ltd. and 7 other companies, Structured Finance Department and departments in charge of ICFR, etc. [May–Sep 2025, Nov–Dec 2025, Feb 2026]

•

KB Financial Group Inc.’s ICFR Team, Accounting Department (consolidated-basis review) [Oct 2025, Dec 2025, Feb 2026]

•

The Control Activities performed by the Group and the results of evaluation of the design and operating effectiveness were prepared based on the department names in the organizational regulations as of December 31, 2025.

•

For the controls designed and operated by each department, evaluations of the design and operating effectiveness of controls are conducted by designating personnel within the same department, excluding the relevant control performers, as evaluators. Furthermore, the evaluation results of each department are independently reviewed by the department in charge of the Internal Control over Financial Reporting to ensure the objectivity and reliability of the assessment.